Form 20-F
period 2002-12-31
ALADDIN KNOWLEDGE SYSTEMS LTD
filed 2003-06-30
CIK 911364

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 2002.                                  Commission File No. 1-8201

ALADDIN KNOWLEDGE SYSTEMS LTD.
 (Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

15 Beit Oved Street, Tel Aviv 61110, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.01 New Israeli Shekel per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

11,477,922 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑  No ☐

Indicate by check mark which financial statements the registrant has elected to follow:

                                             Item 17 ☐  Item 18 ☑

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “project,” “expect,” “may,” “plan” or “intend”, or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in Item 3 “Risk Factors.”

-----------------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States.   All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

-----------------

PART I

Item 1.               Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.               Offer Statistics and Expected Timetable

Not Applicable

Item 3.               Key Information

Selected Financial Data

The selected financial data is incorporated by reference to Item 5 of this annual report.

Risk Factors

This annual report and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections.  Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

Risk Factors Related to our Business

We have a recent history of operating losses.

We have a recent history of operating losses.  The revenue and profit potential of three of our products, eSafe, eToken and Privilege, are unproven.  All three of these products have been released recently and the revenues from these products are difficult to predict. In July 2001, we acquired certain assets of Preview Systems Inc.’s electronic software distribution business, which increased our expenses and has a history of losses.  Any revenues from our acquisition of Preview are difficult to predict.  We believe that the amount of cash and cash equivalents in our bank account is sufficient to support our current growth plans.  We have no commitments to receive additional financing and due to our recent history of operating losses, it may be difficult for us to obtain additional financing.

We face intensive competition in our industry.

The software protection industry is highly competitive.  In the token-based software security market, our primary direct competitors are Rainbow Technologies Inc. and WiBu Systems. In addition to these primary competitors, we face competition from over twenty other software companies.  Although we believe that the features and functions of our products are favorably distinguishable from those of our competitors, we cannot be sure that we will be able to further expand our market share or that we will be able to maintain our current market share. Furthermore, we cannot guarantee that we will be successful in our efforts to develop products with innovative features and functions, or that competitive pressures will not result in price reductions that could negatively affect our business in both the token-based software security and Privilege markets.

The Internet security industry is also highly competitive.  Our primary competitor in the content security and anti-virus market is Trend Micro Inc. In addition, we face new competition from anti-spam companies that offer email content security solutions with plugs-ins for existing anti-virus products.   If we are unable to provide customers with prompt solutions to new viruses and vandals, our current and potential customers may choose to buy products and services from our competitors.  Since both anti-virus and anti-vandal software are adaptable to most computer systems and software, customers may change products if they determine that other products better suit their needs.

The Internet service provider segment of the software distribution industry is very competitive.  We provide infrastructure solutions for electronic software distribution. Our primary competitor in this segment is Macrovision Corporation.  Because this is a relatively new market, in the future we may face competition from other software developers.

In addition, software developers and operating system vendors such as Microsoft have added features to new versions of their operating systems and software that are designed to limit intrusions by unauthorized users or viruses and vandals via the Internet. Furthermore, it has recently been announced that Microsoft is acquiring anti-virus technology which will eventually evolve into a fee-based service on future Windows platforms, which would increase the high-level of competition we currently face. As the incorporation of such features in future versions of operating systems and software make these systems less susceptible to outside penetration, there may be a decrease in the demand for our products. Although we believe that these solutions are less attractive than our products because they cannot be upgraded on a timely basis to address new viruses and vandals, we cannot guarantee that we will be able to convince our current and potential customers of the benefits of our dedicated anti-virus and anti-vandal solutions.

Many of our competitors have substantially greater capital resources, research and development staffs, facilities, marketing and distribution networks and name recognition as well as more extensive customer bases.  While we plan to continue to improve our products, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to those of our competitors.

We rely on independent distributors for a portion of our revenues.

Approximately 22.6%, of our revenues in 2002 were generated from sales to our independent distributors.  Although none of our distributors accounted for more than 10% of our sales, if we lose or decrease the volume of sales to our distributors, our total sales could materially decrease.  In addition, we intend to sign additional distribution agreements in the future, which may make us more dependent on our distributors.  There can be no assurance that our distributors will devote sufficient resources to market our products effectively.

We may not be able to respond in a timely manner to our customer complaints due to our indirect relationship with some of our customers.

Although we maintain control of the distribution codes for each of our customers, our relationship with the end-users of our products is often indirect.  In many markets we primarily rely on our distributors and partners to interact with customers.  As a result, we may not learn of customer satisfaction or dissatisfaction with our products and, therefore, may not be able to respond quickly to specific market needs, which may negatively affect our results of operations.

We rely on a limited number of suppliers and subcontractors.

Most of the parts and components that are used to manufacture and assemble our software protection products are available from several sources, although we do purchase certain components from single source suppliers.  We believe that we have sufficient inventory of these components to meet our foreseeable needs. If we are forced to use alternative parts or components, we might have to make certain changes in the design of products that use such components, which could result in delays and interruptions in shipments and could adversely affect our operating results.  We use a single subcontractor to manufacture our proprietary application specific integrated circuits or ASICs.  Our Hardlock and Microguard lines of products also contain proprietary ASICs, which are supplied by additional single source suppliers.  If any of these suppliers cease to produce ASICs for us, the manufacturing of our ASICs would have to be transferred to another supplier or suppliers.  Such a transfer may take several months and would delay the production and supply of our products, which could seriously harm our results of operations.

Some of our production costs are fixed.

Some of our production costs are fixed costs.  Consequently, in the event of an economic slowdown that results in a decrease in the sales of our products, we will not be able to eliminate our fixed production costs.  Our inability to completely reduce our production costs in response to market trends may cause a reduction in our profit margin, which could seriously harm our results of operations.

We are subject to several risks as a result of our international sales.

To date, our products have been sold primarily in Europe, North America, the Far East and Israel.  We are subject to all of the risks inherent in international business activities including the following:

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability;

•	fluctuations in currency exchange rates or restrictions on conversion of foreign currencies;

•	reduced protection for intellectual property rights in some countries;

•	burdens with complying with a wide variety of foreign laws and regulations;

•	potentially adverse tax consequences; and

•	the spread of epidemics such as SARS (Severe Acute Respiratory Syndrome).

In addition, if we fail to obtain approvals from foreign governmental bodies, our sales revenues and results of operations could be negatively affected.  To date, we generally have not experienced any material difficulties in collecting accounts receivable as a result of our international sales.

The spread of the SARS epidemic could seriously harm our profitability in Asia.

SARS is a Flu-like virus which first appeared in China in November 2002. To date, there have been thousands of cases reported worldwide with hundreds of fatalities. Due to the ease with which SARS can spread, medical experts recommend placing people who have contracted SARS into quarantine. People who may have come into contact with SARS are also being placed into quarantine for a 2 week period until it can be confirmed that they have not contracted SARS. Although there have been cases of SARS reported in various regions, SARS is most prominent in Asia and specifically China and Hong Kong. The spread of SARS has resulted in a business slowdown that has been felt most prominently in China. There is no way of knowing when the global spread of SARS will be brought under control. If the situation persists or worsens, it could seriously damage our sales in Asia, and particularly China.  Although the substantial majority of our sales are not made in Asia, our profitability in Asia has been hurt by the effects of the epidemic on the region.

If our maintenance and upgrades to our product disrupts our customers’ operations, we may suffer lost revenues and harm to our reputation.

We need to upgrade and improve our products periodically. Upgrading or deploying a new version of a product requires the cooperation of our existing customers and their network participants.  These network participants may be reluctant to upgrade our product since this process can be complicated and time consuming and poses the risk of network failures.  If our periodic upgrades and maintenance cause disruptions, we may lose revenue-generating transactions, our customers may elect to use other solutions and we may also be the subject of negative publicity that may adversely affect our business and reputation.

We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

The markets for our products are characterized by rapid technological change, evolving industry standards, changes in end-user requirements and sophisticated hackers constantly improving their methods of stealing end-user technology and software.  Therefore, our future success will depend upon our ability to enhance our existing products and to develop and introduce products that achieve market acceptance.  In order to meet this challenge, we put a great emphasis on research and development. These efforts have enabled us to market three new products since September 1999 (eSafe, eToken and Privilege) and to adapt to a constantly changing market.  However, there can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transactions from one product release to the next, or that our future product will achieve market acceptance.

We may not be able to protect our intellectual proprietary rights

Our success and ability to compete greatly depends on our proprietary technology.  We rely on a combination of patents and trade secrets, copyright and trademark laws, together with non-disclosure agreements, confidentiality clauses in our agreements and technical measures to establish and protect proprietary rights in our products. In addition, we currently have 17 registered patents and 31 pending applications in the United States.  We also have 2 registered patents and 30 pending applications outside of the United States.  To license our products, we primarily rely on “shrink wrap” licenses that are not signed by the customer and, therefore, we may not be able to enforce our proprietary rights under the laws of certain jurisdictions.  Although we are not aware of any material infringements of our intellectual property, we have recently become aware of and are currently investigating the possibility that one of our former Asian distributors is infringing our intellectual property. Should we come to the conclusion that our intellectual property is being infringed upon, we would take appropriate steps to protect our intellectual property. However, both in this specific case and in general, we cannot guarantee that we will successfully protect our technology because:

•	some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting both our management’s attention and our resources;

•	measures like entering into non-disclosure agreements afford only limited protection;

•	unauthorized parties may attempt to copy aspects of our products and develop similar software or to obtain and use information that we regard as proprietary; and

•	our competitors may be able to independently develop products that are substantially equivalent or superior to our products or design around our intellectual property rights.

We may not be able to avoid others from successfully claiming that we infringed their proprietary rights.

Significant and protracted litigation may be necessary to protect our intellectual property rights.  The software protection and Internet security industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights.  We have not completed an in-depth exhaustive analysis of such patents or applications.  Some of our competitors have extensive patent portfolios with broad claims.  As the number of competitors in the market grows and the functionality of our products increases, the possibility of an intellectual property claim against us increases.  In addition, because patent applications can take many years to be published, there may be a patent application now pending, of which we are unaware, which will cause us to be infringing when it is issued in the future.

To address any patent infringement or other intellectual property claims, we may have to redesign our products to avoid infringement or enter into royalty or licensing agreements on disadvantageous commercial terms. We may be unable to successfully redesign our products or obtain a necessary license. In addition, any infringement or other intellectual property claims, with or without merit, which are brought against us could be time consuming and expensive to litigate or settle and could divert management’s attention from our business.  We are currently involved in one patent infringement claim (see Item 8: “Financial Information – Legal Proceedings”).

Some of the products we produce may contain undetected errors or failures

Software products as complex as those which we offer, may frequently contain undetected errors or failures, especially when first introduced or when new versions are released.  Despite the extensive product testing which we conduct, some of our products could contain software errors, defects or viruses, or otherwise fail to meet customer specifications. Any product defects in our existing or new products may result in loss or deferral of our revenues, diversion of our resources, damage to our reputation, or increased service and other costs.  In order to limit our liability, most of our end-user license agreements, our distribution agreements and reseller agreements contain limitation of liabilities clauses for indirect or incidental damages arising out of the use of our product.

Our software protection products are vulnerable to piracy.

Like the products of other developers of software security products, our software security products do not provide absolute protection against piracy.  We, together with our customers, continuously face challenges from computer hackers, who attempt to neutralize the protection our products provide in order to enable unlicensed copying of our customers’ software.  In recent years, we have faced increasingly serious hacking problems, resulting from the development by hackers of methods to circumvent some parts of our software protection products.  Such methods are often publicized over the Internet, making them readily available to those who wish to make unlicensed copies of our customers’ software.  We are constantly in the process of developing and releasing solutions designed to respond to our customers’ complaints and handle hacking problems.  Although, to date, we have been successful in developing effective solutions to these problems, we cannot guarantee that hackers will not continue to develop methods to contravene the protection provided by our products.  Failure to provide effective software protection solutions could seriously harm our business.

We may be subject to product liability claims by our customers.

Our Internet content security products, specifically eSafe, are designed to protect our customers’ computer systems and restricted websites from unauthorized access and from malicious and inappropriate content such as vandals, viruses and worms.  This malicious content can cause irreparable harm to our customers’ computer systems and businesses.  Although we believe that widespread hacking of our products, including eSafe, is not economically feasible based on commercially available computer equipment, should hackers manage to bypass our products’ security features, effected customers could face irreparable harm. In addition, our software protection products are used to protect software from unauthorized use; if our products are ineffective, our customers may lose substantial revenues due to software piracy. As a result of damages they incur or lost revenues, customers may bring product liability and related claims against us. Such claims brought against us, whether valid or not could negatively affect our business operating results and our reputation as well as divert management time and resources. Although most of our sales agreements contain provisions designed to limit our exposure to potential product liability or related claims, in selling our products, we rely primarily on “shrink wrap” licenses that are not signed by our customers, which may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of liability provisions contained in these agreements may not be effective.

Acquisitions could result in dilution, operating difficulties and other adverse consequences.

We have in the past grown through acquisitions. Most recently, we acquired assets of Preview Systems Inc.’s electronic software distribution business. Although, we currently have no plans for any acquisitions, this may change and the process of integrating any acquired business into our business and operations is risky and may create unforeseen operating difficulties and expenditures. The areas in which we may face difficulties include:

•	diversion of our management time after consummation of the acquisition from the ongoing development of our businesses, and the release of future products and services;

•

decline in employee morale and retention issues, both at our company and at the acquired company, resulting from changes in compensation, reporting relationships, future prospects or the direction of the  business; and

•

the need to integrate new product lines and accounting, management information, human resource and other administrative systems to permit effective management, and the risk of disorganization if this integration is delayed or not implemented.

Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of additional debt, contingent liabilities or impairment related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions also could require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all and may be dilutive.

We are subject to certain government controls in the export of our technologies and products.

As a result of our research and development activities in Israel, we are required to obtain export permission from the Israeli government before exporting certain technologies.We have recently received governmental permission to manufacture and export the eToken R2 and eToken PRO. We believe that all other products we currently market do not require such approval.  However, we may require approval to sell certain products that are currently under development, including encryption technology and future versions of eToken.  In addition, Israeli encryption regulations are subject to change and updates.  We cannot guarantee that we will be successful in obtaining approvals we may apply for in the future, or that we will obtain these approvals in a timely manner; failure to obtain such approvals in a timely manner could negatively effect our business and operating results.

Terrorist attacks that occurred in United States on September 11, 2001, the war in Iraq and other acts of violence or war may materially affect the markets in which we operate.

In the aftermath of the September 11, 2001 terrorist attacks on the United States, the United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime, and governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. On March 17, 2003, a coalition of countries led by the United States and the United Kingdom commenced large scale military action against Iraq with the avowed purpose of effecting a change in the Iraqi regime. Now that the war in Iraq has concluded, and the regime of Saddam Hussein has collapsed, the United States and other nations have undertaken to rebuild Iraq into a stable democratic country. These attacks, armed conflicts and their aftermath, as well as the uncertainty surrounding these issues, have had, and we expect will continue for the unforeseeable future to have, an adverse effect on the global economy, and the software industry and could result in a disruption of our business or that of our customers. In addition, these events may discourage foreign technical experts and foreign employees, upon whom we rely for support and maintenance from traveling to our facilities in Israel, which could have an adverse affect on our business performance.

Although to date our business has not been materially affected by these factors, there can be no guarantee that we will not be adversely affected in the future.

Corporate governance scandals and new legislation could increase the cost of our operations.

As a result of recent United States corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company traded on the United States markets are expected to increase in the near future. Specifically, new legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may require additional management resources and increase the fees of our professional advisors as well as our insurance premiums.

Risks Related to our Ordinary Shares

The market prices of our ordinary shares have been and may continue to be volatile.

The market prices of our ordinary shares are subject to fluctuations.  The following factors may significantly impact the market price of our ordinary shares:

•	quarter-to-quarter fluctuations in our financial results;

•	under or over performance against analysts’ estimates;

•	changing laws and government regulations relating to our business;

•	increased market share penetration by our competitors;

•	general economic conditions;

•	increased operating costs, particularly with regard to machinery and personnel;

•	additions or departures of key personnel;

•	sales of additional ordinary shares;

•	political, economic or other developments affecting Israel; and

•	stock market volatility.

Our results are affected by volatility in the securities markets, which may affect our ability to raise additional financing.

Due to the continuing weakening in the world economy, including as a result of the September 11, 2001 terrorist attacks and their aftermath, the securities markets have recently experienced volatility, which has particularly affected the market prices of equity securities of many high-technology companies, including companies having a significant presence in Israel.  This volatility is often unrelated or disproportionate to the operating performance of these companies.  These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.  Such volatility in relation to our ordinary shares may affect our ability to raise additional financing in the future.

We may fail to meet the maintenance standards for the NASDAQ National Market.

Our ordinary shares are currently traded on the NASDAQ National Market.  If we are unable to maintain the requirements for continued listing on the NASDAQ National    Market, our ordinary shares could be delisted from trading on this market.  Consequently, selling (and buying) our securities would be more difficult because of:

•	delays in the timing of transactions;

•	greater difficulty in disposing of securities and obtaining accurate quotations; and

•	possible reduction in security analysts’ and the news media’s coverage of our business.

These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

If our ordinary shares were delisted from the NASDAQ National Market, we would seek to have the ordinary shares traded in the NASDAQ SmallCap Market or another national securities exchange.  However, we cannot assure you that we would be able to obtain an alternative listing for our ordinary shares.

Risks Related to our Operations in Israel

We benefit from certain tax benefits that may change or be withdrawn.

Four of our six expansion programs are currently eligible for certain tax benefits under The Law of Encouragement for Capital Investments (see Item 10: “Additional Information- Taxation” and Note 13d. to our Financial Statements). To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in property and equipment out of our own equity. If we fail to meet such conditions in the future, we could be required to pay certain taxes.  There can be no assurance that such tax benefits will be continued in the future, at the current levels or otherwise. The termination or reduction of certain tax benefits could have a material adverse effect on our business, results of operations and financial condition.

Security, political and economic instability in Israel may harm our business.

All our manufacturing facilities and our corporate and primary sales offices are located in Israel.  Accordingly, security, political and economic conditions in Israel may directly affect our business, results of operations and financial and condition.
Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity which began in September 2000 and which has continued with varying levels of severity into 2003. Certain parties with whom we do business have declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. We do not believe that the political and security situation has had any material impact on our business to date as a large portion of our business is overseas; however, we can give no assurance that security and political conditions will have no such effect in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.In addition, Israel has recently experienced a wave of unionized general strikes, in connection with economic reforms being passed into legislation. Due to the fact that our products are manufactured in Israel and, for the most part, sold to customers outside of Israel, a prolonged general strike in which ports are shut down would affect our ability to deliver our products to our non-Israeli customers. Although, we have a contingency plan that would allow us to manufacture our products in Germany, we cannot guarantee that a prolonged general strike would not have a material adverse effect on our business, results of operations and financial conditions.

Many of our employees in Israel are obligated to perform military reserve duty.

 In the event of severe unrest or other conflict, many of our Israeli male employees could be required to serve in the military for extended periods of time. In response to the increase in terrorist activity and the renewed Palestinian uprising, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.

Israeli courts may not enforce judgments rendered outside of Israel.

Service of process upon our directors and officers, all of who reside outside the United States, may be difficult to effect within the United States.  Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable outside the United States.  There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that certain procedural and legal requirements are adhered to.

Item 4.               Information on the Company

History and development of the Company

Aladdin Knowledge Systems Ltd. is a leader in securing digital content, from applications software to Internet use and access.  We develop and market three lines of token-based software security systems: HASP (Hardware Against Software Piracy), Hardlock and MicroGuard. Our HASP, Hardlock and MicroGuard systems, which include both software and hardware, protect our customers’ software against unauthorized copying and illegal use by requiring software users to insert our tokens into their computers before they can use the protected software.  We also develop and market Privilege, a software distribution and licensing tool. Privilege provides a comprehensive, flexible infrastructure solution for managing, selling and fulfilling orders for software products over the Internet.  These products allow for secure software distribution over the Internet without restricting the different ways our customers do business.

We also develop and market a family of products called eSafe that provide content security solutions for Internet users.  Our Internet eSafe security products provide users with comprehensive protection against Internet content security threats such as viruses, vandals and trojans that can, among other things, destroy data, crash critical systems, redirect or “hijack” modems or steal vital information such as passwords and credit card details.

We released the eToken R2 and the eToken Pro secure authentication devices, which are the size of a house key, and the accompanying software, eToken Enterprise.  eToken ensures that only legitimate users gain access to computers or network resources by requiring its insertion in the computer’s universal serial bus (USB) port and the entering of a single password.

Our legal and commercial name is Aladdin Knowledge Systems Ltd.  We were incorporated in Israel in 1985 and organized pursuant to the Israel Companies Ordinance, which was replaced in February 2000 by the Israel Companies Law.  Our principal executive offices are located at 15 Beit Oved Street, P.O. Box 11141, Tel Aviv, Israel 61110, and our telephone number is 972-3-636-2222.  Our Internet addresses are: http://www.eAladdin.com, and http://www.aks.com.  Information on our web site is not incorporated by reference in this annual report.

The following is a description of our recent expenditures, investments and acquisitions and other developments in our company:

Acquisitions

•

In July 2001, we acquired certain assets (and assumed certain liabilities) of Preview Systems, Inc.’s electronic software distribution business for $5.2 million. In conjunction with the acquisition, Preview granted us worldwide, non-exclusive licenses with the right to sublicense for the products we purchased from them.  We have the exclusive rights to use the “Preview Systems” trademark and the Preview trademark and logo has been assigned to us. In addition, we have begun to market the Preview products under our Privilege line of products.  (See Note 1b. to our Financial Statements).

•

In February 2000, we acquired all the outstanding shares of our independent distributor in France, Aladdin France S.A. for $678,000, and certain eSafe related assets from Commerce Technologe International for $370,000. We then merged the two operations into one single wholly owned subsidiary, Aladdin France S.A. (See Note 1c. to our Financial Statements).

•

In March 1999, we acquired substantially all of the assets of Micro Macro Technologies Ltd.  Micro Macro develops and markets token-based software security systems primarily for Macintosh software developers.  At the time of our acquisition Micro Macro was in the process of liquidation and we paid the receivers $700,000 for its assets.

•

In December, 1998, we signed a strategic agreement with Athena Research Ltd. (our former partner in Aladdin Knowledge Systems Japan Co.), under which we formed a joint venture named Athena Smartcard Solutions Ltd. which develops and markets smartcard solutions based on our Smartcard Environment (ASE) technology.  Pursuant to this agreement, we granted Athena Smartcard Solutions a non-exclusive, perpetual license (that became an exclusive perpetual license under a technology license agreement entered into between us and Athena effective as of May, 2001) to use the ASE technology and all related intellectual property, and Athena Smartcard Solutions assumed all of the responsibilities for our ASE related business, including marketing, sales and customer support.  We have ceased all of our in-house activities with respect to the ASE technology field.  Athena Smartcard Solutions issued us shares representing 33% of its total issued and outstanding shares.  Between December 1998 and December 31, 2002, we provided Athena loans in the aggregate amount of $2,383,000.  In the first half of 2003 we provided Athena with an additional $100,000 loan.

On March 28, 2001, we converted $1,053,000 into a convertible bond redeemable at the earlier of five years from the date of grant or at such time as Athena completes an equity financing in the amount of $2 million. The bond is convertible into 53 Athena Class A preferred shares, par value JPY 50,000 (approximately $420) per share. The remaining $1,430,000 constitutes long-term debt.  We are currently finalizing an agreement with Athena on the basis of the understanding we have reached with them concerning the repayment terms of such long-term debt.  Part of the understanding that we have reached with Athena is that in addition to the repayment of our loans, Athena will pay us royalties with respect to their future product sales.  As of May 31, 2003, we own 35.71% of Athena and the aggregate outstanding debt owed Aladdin by Athena is $2,483,000.  We have made a provision in our financial statements with respect to the likelihood that Athena will be able to repay its debt to us.

Investments

•

On October 2, 2000, our board of directors approved a plan to repurchase ordinary shares in our company in the amount of $3 million.  Through 2001, we spent $1,163,904 on the repurchase of 224,100 ordinary shares and have since stopped repurchasing the stock in our company.

•

In February 2000, we entered into a Strategic Investor Agreement pursuant to which we agreed to commit $10 million to Tamir Fishman Ventures II LLC as follows: approximately $8 million on demand to Tamir Fishman Ventures II (Israel) LP and we agreed to make approximately $2 million available to our senior executives, for them to invest in Tamir Fishman Venture Capital II Ltd. on the day prior to its public offering on the Tel Aviv Stock Exchange, and in a Delaware limited partnership related to Tamir Fishman Ventures II LLC.  In August 2000, we subscribed for $8,025,000 of partnership units in Tamir Fishman Ventures II (Israel) L.P.  In addition, as of December 31, 2001, we loaned approximately $1,150,000 to several of our officers to invest in Tamir Fishman Venture Capital II Ltd.  As of December 31, 2002, our U.S. subsidiary, Aladdin Knowledge Systems, Inc. loaned approximately $124,000 to its senior management to invest in the Delaware limited partnership.  This loan is to be part of a $450,000 investment that such employees committed to invest in the Delaware limited partnership.  These loan programs were cancelled in January, 2002.  Our employees (and former employees) transferred their shares in Tamir Fishman Venture Capital II Ltd to Aladdin in return for the waiver of the commitment of the employees regarding the loans granted to them by us. We are currently concluding similar arrangements for our US subsidiary. (including a former employee) (See Item 7: “Related Party Transactions – Loan Agreements with Officers”).  Together with our US subsidiary, as of May 31, 2003 we have invested a total of $4,150,000  in Tamir Fishman Ventures II (Israel) L.P. and in a Delaware limited partnership related to Tamir Fishman Ventures II LLC, which represents close to half of our total commitment to these entities.

•

On December 29, 1999, we purchased shares representing 7.18% of the outstanding shares of Comsec Information Security Ltd., an Israel-based information security-consulting firm, for approximately $1,722,050.  In February 2000, Comsec consummated an initial public offering.  The fair market value of our investment in Comsec as of December 31, 2002 is $572,000.

•

Effective December 31, 2000, we converted a Subordinated Promissory Note in the amount of DM 18,311,791.96 (US $8,708,220) into 1,741,644 Series C preferred shares in FAST Multimedia Inc., which represents 11.93% of the outstanding share capital of FAST Multimedia Inc.  We received the promissory note as part of our acquisition of FAST Software Security AG in 1996.  We consented to the transfer of the payment of the principal of the promissory note from FAST Software Security AG to its parent company FAST Multimedia Inc. on January 19, 2001. In connection with the purchase of FAST’S digital video editing hardware and software business, Fast Multimedia Inc. purchased a promissory note issued by FAST in the aggregate principal amount of DM 2.5 million ($1.6 million). This note was repaid by FAST in June 1995 through the sale by FAST to FAST Multimedia Inc. of certain subsidiaries of FAST. In 2001, we wrote off our portion of the FAST note in the aggregate amount of $3,350,000. At the end of 2001 FAST Multimedia was acquired by Pinnacle Systems. In May 2002, we received $261,000 as our share of this deal. (See Item 8: “Related Party Transactions – FAST Multimedia”).

Business Overview

Products

Software Security

Development of software applications requires software developers to make major investments in time, money and other resources.  Software piracy denies software developers of much of the returns on their investment.  In addition, it harms paying customers, who ultimately bear a substantial portion of the cost of illegal use in the form of higher license fees.  Software piracy can occur in many forms, including:

•	end-users making unauthorized copies of software at work or at home;

•	retailers selling illegal copies;

•	computer dealers loading illegal copies onto their customers’ hardware;

•	bulletin board operators and subscribers offering software for illegal copying;

•	commercial counterfeiters offering illegally copied software for sale; and

•	companies exceeding the number of users authorized by network licenses.

According to the seventh annual independent study on global software piracy commissioned by the Business Software Alliance the global software industry’s losses due to the illegal use and duplication of business software reached $10.97 billion in the year 2001. North America, Asia, and Western Europe accounted for the vast majority (85%) of revenue losses as these regions are the predominant users of software. The countries with the highest dollar losses due to software piracy were the United States, Japan, Germany, China, France and Italy.  The total revenue loss for these countries was $6.8 billion or 62% of the worldwide losses in the year 2001.

Due to the risk of substantial loss of revenue as a result of software piracy, software developers have a need to protect their software against unauthorized use. However, developers of low cost, “shrink wrap” software generally do not find the use of sophisticated mechanisms to protect their software cost-effective. Most users of sophisticated protection products today are software developers that sell products at relatively higher price levels, typically in excess of $200 per unit. These software developers range from smaller operations developing applications for specific vertical markets, to large software developers creating sophisticated enterprise-wide applications for distributed systems.

The need for software protection has led to the development of several methods to prevent the illegal use and duplication of software products. These methods include threats or institution of legal proceedings, which is often costly and time-consuming, and conditioning of product support on product registration.  Neither of these methods effectively prevents illegal use or duplication of software products.  Many software-based protection solutions use authorization codes to prevent unauthorized access to a program.  Authorization codes are unreliable and inconvenient, due to the need to reauthorize or reassess the program for each use and for each user on a network.

Token-Based Security Software Solutions

Our security token-based products combine proprietary software and hardware components to prevent the unauthorized use of computer software. The software component enables the developer to integrate special software procedures into a protected program either directly by accessing the software or through the creation of protected versions of the software. These procedures check whether the appropriate token is connected to the computer’s USB, parallel or serial port. Each software developer is assigned a unique code which is embedded in an ASIC contained in the token and which must be verified by the protected software before the software can be activated.

During the development cycle of the software program, the developer inserts special instructions into the program, pursuant to which the program will automatically send a code, or “challenge”, to the token at any point in the program chosen by the developer. If the appropriate token is in place, it will automatically supply the proper return code, or “response”, to the challenge, thereby enabling the protected program to continue to operate. The challenge/response procedure is transparent to the end-user if the program is being run with the appropriate token in place. However, if there is no token in place, or the incorrect token is installed, the program will not operate.  Each developer determines how the program will react to the failure to provide the appropriate response; for example, it can immediately cease operating, activate only specific modules or switch to a demonstration mode.

At the option of the customer, our software protection systems can also be implemented automatically - via the “Envelope” utility. This method of protection does not require the software developer to access the source code, and it is therefore available for use by software resellers. The Envelope utility creates a protected version of the original program, which will only run if the appropriate token is connected to the computer.

We believe that our token-based software security product lines offer several advantages compared to other software security devices, including other hardware-based devices manufactured by our direct competitors. These advantages include:

•

Enhanced Security.  The proprietary designs of both the hardware and software components of our systems provide enhanced security against unauthorized use of software. The ASIC in each token is custom-coded to prevent reverse engineering. In addition, the proprietary algorithms and anti-debugging features in our software are designed to ensure that the link between the token and the developer’s software is secure.

•	Transparency. Once connected, our hardware keys are transparent to the computer user and do not interfere with the operation or use of the computer or other peripheral products.

•

Compatibility.  Our security products are available with interfaces for hundreds of languages and compilers under DOS, OS/2, Windows NT/2000, Windows 95/98/ME, Windows XP, Mac OS 8.6-9.x, Mac OS X, Linux, local area networks and other operating systems, as well as open systems such as Sun, HP and others. Our products offer solutions for all standard hardware platforms, including IBM PCs and PS/2s and their compatibles, Macintosh, Power Macintosh, Japanese NEC Computers and Unix workstations.

•

Ease of Use.  Our products are easy and convenient to use, and provide a low-cost solution to the problems of software piracy and illegal use. Our products can also be used to control access to different software modules and different software packages, and to limit usage to authorized users.

•

Multilevel licensing concepts.  Our products incorporate Full Authorization and Remote Update Systems that enable the user to protect multiple applications with a single key. They enable the user to specify the limitations of the use of each application, specific modules, the number of activations, the expiration date and the number of sites activated and update these limitations remotely in a secure manner.

We currently offer three lines of token-based software security systems: HASP, Hardlock and MicroGuard.

HASP Product Line

Our initial software security product was HASP.  The standard HASP model has undergone several upgrades and we now market it as HASP4.  This token offers the primary security features that we develop, including an advanced ASIC chip with an on-chip encryption engine, an Envelope tool for automatic protection and an Application Programming Interface (API) for customized protection.

The following are our principal HASP4 products that support Windows 3.x, 95/98/ME/2000/NT/XP, Linux, Mac OS 8.6-9.x and Mac OS 10.x.:

HASP4 Standard: HASP4 Standard is a low cost and high security solution. Using all the state-of-the-art techniques included in the HASP system, HASP4 Standard offers an extremely secure, yet surprisingly low-cost solution for software developer’s protection needs. HASP4 Standard is available in parallel and USB versions. The USB version is a true cross platform solution that supports Windows, Linux and Mac operating systems.

HASP4 M1 and HASP4 M4:  HASP4 M1 and M4 combine the inherently high level of encryption-based security with the flexibility of up to 496 bytes of secured read/write memory and a unique ID number for every key. In-the-field upgrading capabilities of HASP4 M1 and HASP4 M4 help software developers implement their business strategy by enforcing sales models such as demo and try-before-you-buy, for up to 112 applications – all in a single key. HASP4 M1 and M4 are available in parallel and USB versions. The USB versions are cross-platform solutions that support Windows, Linux and Mac operating systems.

HASP4 Net: HASP4 Net is the most advanced system available for protecting software running on networks. Just a single HASP4 Net is required to activate a protected application from any of the stations in a network. HASP4 Net supports TCP/IP, NetBios and IPX protocols. HASP4 Net is available in parallel and USB cross-platform versions.

HASP4 Time: HASP4 Time is a HASP4 M4 key that contains a real-time clock, especially designed for protecting demonstration, try-before-you-buy and subscription versions of software developer’s applications. Users can limit time execution of the application according to dates, schedules or leasing periods. HASP4 Time is available in parallel and USB cross-platform versions.

HASP4 PC-Card: HASP4 PC-Card is a PCMCIA (Personal Computer Memory Card International Association) version of HASP4 M4. Based on the PCMCIA Type-1 standard, it is specially suited for securing software that runs on laptops and requires an unobtrusive protection solution.

AladdinCard: AladdinCard is a special parallel card that lets software developers install parallel software protection keys (by any manufacturer) safely inside the PC.

Hardlock Product Line

Following are our principal Hardlock products, which support Windows 95/98/ME/2000/XP and Linux:

Hardlock Twin: The Hardlock Twin is an ASIC-based token with variable response protection.  Its powerful encryption capability provides effective software protection. The Hardlock Twin, built double-sided, plugs into a parallel or serial port, offering flexibility. Hardlock Twin is available with 128 bytes of memory (e.g. for management of multiple applications) and without memory.

Hardlock E-Y-E: The Hardlock E-Y-E contains the functionality of the Hardlock Twin, but is configured for use only on the parallel port. Hardlock E-Y-E is available with or without 128 bytes of memory.

Hardlock PCMCIA: The Hardlock PCMCIA contains the same features as the Hardlock Twin, but is configured for the PCMCIA/PCCard interface. Hardlock PCMCIA is a Type II PCCard and is available with or without 128 bytes of memory.

Hardlock-On-Card: The Hardlock-On-Card has the functionality of Hardlock Twin with the benefit of being an add-on board, which can be plugged into ISA or PCI Microchannel buses. The Hardlock-On-Card is available with or without 128 bytes of memory.

Hardlock Server: Hardlock Server is a Hardlock key that protects software running on networks. Just a single Hardlock Server is required to activate a protected application from any of the stations in a network. Hardlock Server supports TCP/IP, NetBios and IPX protocols and is available in parallel and USB versions.

Hardlock USB: The Hardlock USB contains all the features of the Hardlock Eye, but is designed for the USB port instead of the parallel port.

Hardlock SE: The Hardlock SE is a software protection token for the serial port.  The Hardlock SE offers a flexible cross-platform protection solution for software vendors developing applications for UNIX workstations, as well as for IBM PCs and their compatibles.

Microguard Product Line

The following are our Microguard products:

Microguard Plus: Microguard Plus is a microcontroller-based USB token designed for the Macintosh environment.  Microguard Plus is available with 128 bytes of memory or with 624 bytes of memory.  Microguard Plus is offered both in single user and in network models.

Microguard PC: Microguard PC is a parallel port connection token for PCs.   It contains 158 bytes of memory.  Microguard PC is offered both in single user and in network models.

Internet Content Security Products

Today’s anti-virus software products are able to cope with all existing and known viruses and virus technologies. The penetration and success of the Internet and its innovative active content technologies such as Java, ActiveX and HTML scripts have created a new type of Internet-specific threat collectively called malicious content or Vandals. Unfortunately, existing anti-virus software products are not designed to deal with these new threats. As opposed to viruses, vandals are auto-executable applications that “hit-and-run.” They do not linger in the user’s computer in order to replicate themselves.  Since vandals are usually unknown, standard methods of scanning for known virus patterns do not work and there is a clear need for a Proactive Content Security solution.

Signature-based anti-virus software has been widely used since 1990 and today more than 90% of corporate users have some sort of anti-virus protection deployed throughout their organization. However, anti-virus software operates by scanning files and trying to detect the signature of viruses from the database of known viruses and relies heavily on the anti-virus vendor that must continue to update the database in a timely manner in order to be protected against the new viruses. In the Internet age, one cannot afford to be reactive and risk becoming the first victim to be hit. Since dangerous vandals now travel at the speed of light, there is absolutely no chance that we can analyze them in time and update everybody before they can strike. Proactive solutions that provide real-time protection against unknown potential threats by enforcing content security policies at the gateway level are therefore critical.

     eSafe Family of Products

The eSafe solution is based on a multi-tiered content security architecture, protecting the Enterprise on the following levels:

•	The Internet Gateway - eSafe Gateway

•	The Corporate eMail server - eSafe Mail

•	The Integrated solution – eSafe Appliance

     eSafe Gateway

eSafe Gateway is a proactive content security and an anti-virus solution for Internet gateways, eSafe Gateway manages Internet-borne information flow based on corporate policies for content that is inappropriate, nonproductive or contains malicious code such as vandals, viruses and worms. eSafe Gateway supports HTTP (web browsing), FTP (file download), and POP3/SMTP (email) protocols and can be configured to operate in any network with or without a firewall.

The following are eSafe Gateway’s unique features:

•	NitroInspection patent-pending technology for fast on-line transparent inspection without overhead or delay on web browsing and file download traffic;

•	Selective removal of cookies, JavaScript, VBScript, macros, and specific file types;

•	ICSA and Check Mark Certified anti-virus protection, with unique proactive Macro Terminator and Ghost Machine technologies;

•	Scalable architecture with a built-in cluster for load sharing and fail-over;

•	Real-time protection from all types of malicious code including viruses, vandals, Trojans, ActiveX, Java, worms and scripts; and

•	Eliminates malicious code embedded inside HTML web pages.

     eSafe Mail:

eSafe Mail is a powerful proactive email security and anti-virus solution. eSafe Mail protects Microsoft Exchange servers, by scanning and cleaning both private and public mailboxes, as well as standard email (SMTP) traffic to and from any mail servers. It manages email traffic based on corporate policies for blocking and scanning dangerous attachments, viruses, malicious scripts, spam, spoofed mail, and other hostile content.

The following are eSafe Mail’s unique features:

•	Scalable architecture with a built-in content inspection load sharing;

•	Scans and protects from all types of malicious code including viruses; vandals, Trojans, ActiveX, Java, worms and scripts

•	ICSA (International Computer Security Association) and Check Mark Certified anti-virus protection, with unique proactive Macro Terminator and Ghost Machine technologies;

•	Eliminates malicious code embedded inside email formatted as web-pages (HTML);

•	Removes macros from untrusted Office documents;

•	Multilayered anti-spam technology with zero false positives; and

•	Strong mail security with anti-relay, anti-spoof and anti-bomb features.

     eSafe Appliance

eSafe Appliance is the industry’s first content security and anti-virus gateway and mail inspection product that is compliant with OPSEC (Open Platform for Security), the industry’s open, multi-vendor security framework. It operates as a dedicated server, pre-loaded with a hardened Linux OS and eSafe Gateway or Mail content security applications. It fits easily into any existing security infrastructure for an integrated, high-quality and cost effective solution.

     eSafe’s Unique technologies

     MacroTerminator™

By using pattern-matching exact behavior analysis (heuristic algorithms), MacroTerminator is capable of detecting, with a high degree of accuracy, macro viruses that are so new that they have not yet been individually analyzed. Macro viruses are written in a high-level VBA (Visual Basic for Applications) language. High-level languages are subject to heuristics, which enables high accuracy of hostile activity detection, while maintaining an extremely low level of false positives (false alarms). Macro Terminator can recognize all known malicious macro families (such as Melissa), and therefore can block the majority of new, yet unknown variants/mutations of these families. Macro Terminator also has a high detection rate of new, unknown malicious macros, which are not variants of known macro families.

     GhostMachine™

Using this unique technology, all members of the eSafe family of products have the ability to increase detection rates for polymorphic viruses. Polymorphic viruses are computer viruses that encrypt or “cloak” themselves while hiding in a computer’s memory. These viruses need to decrypt themselves, or “de-cloak” in order to attack their intended targets. Ghost Machine creates a simulated, virtual machine in a computer’s memory, fooling polymorphic viruses into “de-cloaking” themselves, at which point they become visible and therefore vulnerable to the eSafe anti-virus scanning engine.

     SmartScript™ Filtering

eSafe is able to intelligently filter content from scripts embedded in Web pages. These scripts can be programmed in JavaScript, JScript, and/or VBScript.  eSafe will, if configured to do so, automatically strip out only those scripts that contain malicious commands (such as a command to access the hard drive of a local system).

     Smart Script filtering can recognize all known malicious script families and can therefore block majority of new, yet unknown variants/mutations of these families. It also has a high detection rate of new, unknown malicious scripts, which are not variants of known script families.

     XploitStopper™

The virus and Internet worm outbreaks in the last three years (Kaza, Nimda, Sircam, BugBear etc.) were able to cause worldwide damage that is estimated at billions of US Dollars by industry experts.  All those outbreaks were caused because viruses and worms were able to exploit existing security holes in various Internet applications (Outlook, IIS, etc.).  eSafe’s new and innovative XploitStopper™ technology is designed to look for known security holes that can be exploited by malicious code and block it before the virus is able to enter the organization.  This unique approach minimizes the threat from new and unknown viruses and Internet worms.

     NitroInspection™

eSafe Gateway uses NitroInspection technology to provide superior protection with little or no impact on network performance and the end-user experience. This technology is built around a concept similar to the “stateful” inspection technologies pioneered by Check Point’s Firewall-1 line of firewall products.

This method of scanning files is far superior to the older proxy method. Alternative proxy-based products require the content security device to receive the entire file and scan or approve it before allowing any traffic to reach the requesting client. This caused time-outs, user complaints, and bandwidth utilization problems.

     Anti-Spam

Spam is growing rapidly. It is estimated that over 50% of today's business email is spam. Spam forces Internet service providers to cope with increasing amounts of email traffic, and the bandwidth of businesses is largely consumed by it, impacting resources and productivity. According to International Data Corporation, spam is no longer just a nuisance; it is quickly becoming both a potential legal liability and a major productivity drain for both corporate information technology departments and corporate users. Spam not only drains worker productivity and consumes valuable information technology resources such as disk storage, central processing unit cycles, and network bandwidth, but it can also expose the organization to legal liability due to the offensive nature of some messages. We provide solutions to these problems by utilizing multiple layers of anti-spam technology ranging from basic solutions that are built into our product to offering our customers a sophisticated anti-spam service, which is based on our original equipment manufacturer (OEM) relationship with Cobion, a German company that specialized in anti-spam and web filtering technologies.

     eToken Products

The growth of both the Internet and mobile computing are continuously challenging and redefining data security requirements. Corporations are caught between the need for remote, convenient access and the need for protection from vandalism, espionage and theft. Conventional password schemes alone are not effective in protecting systems from outsiders or user negligence.

During 1999 and 2000, we released the eToken R2 and the eToken Pro, secure authentication devices which are the size of a house key, and the accompanying software, eToken Enterprise.  eToken ensures that only legitimate users gain access to network or PC resources by requiring that the token be inserted into the computer’s USB port before allowing the computer to operate. Our eToken technology offers users several network and Internet security tools, including authentication, encryption and secure certificate storage capabilities, all housed within the small, portable eToken.  In addition, eToken provides user flexibility in deployment through advanced smartcard technology.  eToken’s versatile architecture  enables organizations  to  use  both existing authentication systems  or introduce new ones  based  on  advanced  technology,  while maintaining a similar end-user experience. Support for standard security interfaces, coupled with the ability to cache user passwords, enables the eToken solution to be operated with almost any authentication system.

Our eToken technology allows for concurrent storage of multiple private keys, passwords and digital certificates for use in a wide variety of applications. eToken can be used as an authentication device for e-banking, virtual private networks, extranets and wide area networks and as an enabler for e-Commerce. eToken serves as an encryption device that enables companies to verify the identity of individuals who request access to protected content or applications provided over their networks or websites.  eToken can be used to protect sensitive data and resources by performing file encryption and access control functions. eToken can also be used in conjunction with third-party software to digitally sign and/or encrypt electronic messages so that they cannot be modified or intercepted. eToken does not require an additional reader to effectively control any user within the network.  eToken links to USB ports in PC’s and laptops of all major manufacturers.

International Data Corporation predicts  that  USB  tokens  and  smartcards will become interoperable because  USB  tokens  also  have  PKI  (Public Key Infrastructure) and  digital-certificate capability.  As the technology develops, USB keys will be able to provide  an  integrated  solution  that  could  only  previously  have been provided  through  separate  authentication  devices.  We are currently developing expanded functionality for the eToken in order to simplify password management by allowing the eToken to store multiple credentials, such as digital certificates to simple passwords, which can easily be retrieved from the token without user interaction.

               Internet Software Distribution Products

Privilege Software Commerce Platform

We believe that the Privilege Software Commerce Platform (SCP) is one of the most comprehensive and flexible infrastructure solutions for managing, selling, and distributing software over the Internet.  Through digital delivery, software is immediately and widely accessible, always in stock, and up to date.  In addition, digital delivery of software saves printing, packaging and shipping expenses, inventory and warehousing costs, while ensuring the protection of our customer’s intellectual property.

Privilege SCP is composed of three principle components:

The Builders –a suite of tools (some standard and some optional) that prepare software for electronic distribution, add mechanisms for protecting intellectual property, and set usage rights for software after it is installed.

The Commerce Server – the “back-end” component that manages and warehouses the digital inventory, and ensures secure, automated, and reliable fulfillment of software product and license orders.

The Storefront Engine – the “front-end” component that provides an access mechanism from a merchant’s on-line storefront to software warehoused on Commerce Servers, in order to sell and distribute software products to consumers.

The architecture of Privilege SCP allows for the Storefront Engine to be operated either by a software publisher for direct sales or by an on-line reseller/retailer for “channel” sales.  The Commerce Server is operated by either a software publisher or a software distributor.  A Storefront Engine can connect to multiple Commerce Servers and a Commerce Server can connect to both multiple Storefront Engines and other Commerce Servers, creating a virtual software supply chain.

Privilege SCP is tailored to the customer’s requirements based upon the core technology and the latest product release. In general, Privilege SCP enables software publishers, distributors, and retailers to:

•	sell and distribute software products via the Internet through multiple channel partners, each with individual terms, without having to maintain multiple electronic distribution platforms;

•	manage the full product lifecycle, from product development through end-customer usage rights; and

•	trial-enable software, including electronically enabled try-before-you-buy models.

We recently released Privilege SCP 5.0, which supports software delivery to and protection on the Windows XP or Macintosh OS X platforms.

Our business is not dependent on patents or licenses.

Marketing and Promotion

We conduct a number of marketing programs to support the sale and distribution of our products. These programs are designed to inform existing and potential customers about the capabilities and benefits of our products. Our marketing activities include:

•	press releases;

•	direct mail campaigns;

•	email sponsorships and campaigns;

•	publication of technical and educational articles in industry journals;

•	participation in industry trade shows;

•	organization of and participation in product/technology conferences and seminars;

•	competitive analysis;

•	sales training;

•	advertising in trade magazines;

•	Internet promotion;

•	Internet advertising;

•	development and distribution of literature about our company; and

•	maintenance of our web site distribution of free samples of Internet Security products.

We sell our products directly, including through our website, through subsidiaries, value-added resellers, original equipment manufacturers and through independent distributors in over 50 countries worldwide.  We believe that our success and ability to market our products will depend, to a significant degree, on our subsidiaries and independent distributors and resellers.  In the years ended December 31, 2002, 2001, and 2000, approximately 22.6%, 19.4% and 18.5%, respectively, of our consolidated revenues were generated from sales to our independent distributors. During these periods, no single distributor accounted for more than 10% of our sales.  We generally have short-term written agreements with our distributors and resellers, all of which are non-exclusive.  If we lose or decrease the volume of sales to some of our distributors and resellers, our total sales could materially decrease.

In 2001, we entered into distribution agreements with leading distributors in Europe (Articon-Integralis) and the United States (Westcon Group).  We have continued our relationship with these distributors in 2002 and into 2003.  The Alasso unit of Articon-Integralis was recently sold by Articon-Integralis to InTechnology plc and we have maintained our relationship with Alasso.  We have also entered into an agreement with Digital River, Inc.  which allows us to offer our products and services to their customers at our standard rates. We intend to continue to target resellers and system integrators that focus on providing security solutions to enterprises. In addition, we have launched Aladdin Security Alliance, our solution partner program. In this program we present joint solutions that are offered to the market by both our partners and our distribution channels. These distribution channels include vendors in areas such as PKI, VPN (Virtual Private Network), Access Control, Web Access, PC Security and more. However, there can be no assurance that we will successfully establish new distribution arrangements, or that any of our distributors will devote sufficient resources to market and distribute our products effectively. In addition, since we rely on distributors, we have an indirect relationship with consumers of our products in many markets. As a result, we may not learn of customers’ satisfaction or dissatisfaction with our products and may not respond quickly to specific market needs, which may negatively affect our results of operations.

Maintenance and Support

We believe that providing a high level of customer service and support is essential to our success. Outside of Israel, the first-line of support is provided by our subsidiaries and distributors, while we provide the second-line of support.

Software Security Products

We, together with our subsidiaries and distributors, provide maintenance and support services for our software security products free of charge.  These maintenance and support services include a “hot-line” telephone number that can be used by customers during business hours to assist them in solving problems.  We also support customer inquiries via fax and e-mail, and provide additional technical information on our Internet home page. In addition, software developers who have purchased our token-based software security products can download software updates from our FTP (File Transfer Protocol) Internet site free of charge.

Internet Security Products

We generally provide maintenance and support services for our Internet security products during the first 12 months following the installation of the product, depending on the terms of each particular sale and the warranty that we provide.  These maintenance and support services include a “hot-line” telephone number during business hours, fax and e-mail support and product updates.  After the expiration of the warranty period, each of our Internet security customers is offered a long-term maintenance agreement with us, or with one of our subsidiaries or distributors, as the case may be. These maintenance agreements include the same services provided during the warranty period. The maintenance agreements generally have one-year terms and in some cases are automatically renewable.

eToken

We generally provide a 12-month manufacturer’s warranty on our eToken hardware product.  During this warranty period, we replace any eToken that fails as a result of a recognized manufacturers defect with a like replacement. We provide eToken users with technical support via phone, fax and e-mail from our Tel Aviv headquarters and through all our subsidiaries.  We also offer a comprehensive Web site containing technical support information on eToken.

Privilege

The license agreement for Privilege SCP includes a maintenance and support component.  The standard maintenance and support package provides free access to product updates along with access to our support center in Portland, Oregon during set hours.  The support center is accessible to our customers via e-mail or telephone.  For those customers who require round the clock support, an enhanced support package is available.  This enhanced package provides 24 hour coverage with maximum response times.

Managed Privilege is our managed service which hosts the software publisher’s store. Our Managed Privilege customers receive up to three levels of support.  The first level includes free access to product updates along with access to our support center.  The second level includes various management and administrative options to ensure Web site availability, prepare products for distribution, and track the success of product promotions.  The third level can include end-user support for download problems and/or product returns where calls are answered under our customer’s name.

Government Controls

As a result of our research and development activities in Israel, we are required to obtain export permission from the Israeli government before exporting certain technologies.We have recently received governmental permission to manufacture and export the eToken R2, and eToken PRO. We believe that all of the other products that we currently market do not require such approval.  However, we may require approval to sell certain products currently under development that include encryption technology as well as future versions of eToken.  We cannot guarantee that we will be successful in obtaining approvals we may apply for in the future, or that we will obtain these approvals in a timely manner.

Sales of our products in Europe are subject to various regulations, including directives adopted by the European Community. These directives provide, among other things, that we comply with International Standard ISO 9000 (European Standard EN 29000) entitled “Model for Quality Assurance in Design, Development, Production, Installation and Servicing.”  In 1997, we received ISO 9002 certification, which is valid until October 2003 and we recently received ISO 9001-2000 certification, which is valid until March 31, 2006. We have consistently passed the semiannual ISO audit.

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel (See Item 10: “Additional Information - Taxation.” and Note 13d to our Financial Statements).  The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments including investments from equity.  In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of benefits, in whole or in part, with the addition of linkage difference and interest.

Customers

We sell our software security products primarily to software developers and distributors.  No one customer accounted for more than 10% of our net sales in 2002, 2001 and 2000.  The following is a breakdown of our sales by geographic market:

	Percentage of sales in,
Year ending December 31,	Europe (excluding Germany)	Israel	Southeast Asia	United States	Germany	Other

2002*	26.8%	3.9%	12.6%	35.3%	18.7%	2.7%
2001*	26.9%	5.2%	12.3%	32.4%	20.9%	2.3%
2000	25.1%	7.1%	13.2%	31.2%	21.3%	2.1%

*Includes customers for product lines acquired in the Preview acquisition.

Manufacturing, Testing and Suppliers

Our manufacturing, system integration and testing operations for our HASP, Hardlock, Microguard and eToken products are located in Kiryat Gat, Israel. Certain components of our Hardlock line of products are manufactured on a sub-contracting basis in Germany.

Our HASP and Hardlock manufacturing operations consist primarily of assembling finished goods from components.  We seek to monitor quality with respect to each stage of the production process, including the selection of component suppliers, the assembly of finished products and final testing, packaging and shipping. We use an automated surface-mounted technology to produce substantially all of our HASP, Hardlock and eToken products. We perform testing and quality assurance procedures with respect to the components and subassemblies, which are incorporated into our final products and with respect to the final products ourselves. We believe that our in-house manufacturing capabilities with respect to our HASP, Hardlock and eToken product lines have been instrumental in achieving a high degree of reliability for our products.

We generally fill our typical order for products within several hours to several days after receipt of a firm purchase order. Due to the nature of our sales and marketing efforts and our close contact with our customer prior to the receipt of a purchase order, we can often plan production and order the components necessary to enable us to deliver products in a relatively short time after our receipt of a purchase order.

Most of the parts and components that we use to manufacture and assemble our products are available from several sources, although we do purchase certain components from single source suppliers and prices may fluctuate due to changes in the market.  Currently, we buy most of our raw materials from Philips, Elmos, Fairchild, Seiko, Infinion, Cypress and Samsung. To ensure the supply and price of components which we purchase from single source suppliers, these components are purchased under long term contracts with our suppliers that ensure supply and price for periods of a year and more. We also hold safety stocks of such components to ensure steady supply in the event our supplier experiences difficulties or delays. Furthermore, we split the storage of critical components amongst different locations to ensure that there is always a readily available supply of critical components.

Organizational Structure

We have three wholly owned subsidiaries: Aladdin Knowledge Systems, Inc., a United States subsidiary incorporated in the state of New York; Aladdin Japan & Co. Inc., a Japanese subsidiary; and Aladdin Western Europe Ltd. (formerly known as Aladdin Knowledge Systems UK Ltd.), a United Kingdom subsidiary incorporated in England and Wales. These subsidiaries are all involved in distribution, support and management for our products.

In addition we have a wholly owned holding company, Hafalad BV, which is incorporated in Holland.  Through Hafalad we wholly own Aladdin Western Europe BV (formerly known as Aladdin Knowledge Systems BV), Aladdin Western Europe (Aladdin France S.A.R.L.) (formerly known as Aladdin France S.A), Aladdin Knowledge Systems Deutschland GmbH and Aladdin Knowledge Systems Verwaltung GmbH.  Aladdin Knowledge Systems Deutschland GmbH and Aladdin Knowledge Systems Verwaltung GmbH are both incorporated in Germany and are the sole partners in Aladdin Knowledge Systems GmbH & Co. KG. Aladdin Western Europe BV is incorporated in Holland and Aladdin Western Europe (Aladdin France S.A.R.L.)  is incorporated in France. We are currently in the process of reorganizing the management of activities in France, the Netherlands and the United Kingdom, under the single management of Aladdin Western Europe Ltd. In addition to engaging in distribution, support and management, our German subsidiaries and Portland, Oregon office provide research and development services.

Property, Plants and Equipment

Our executive, research and development offices and certain of our production facilities are located in Tel Aviv, Israel. We currently lease a total of approximately 2,300 square meters of space from an unaffiliated entity, at an aggregate base monthly rent of approximately $15,000, which lease expires in 2006 with an option for one additional year.

Most of our production facilities are located in Kiryat Gat, Israel.  We currently lease a total of approximately 976 square meters in Kiryat Gat, which lease expires on September 30, 2005, for an aggregate monthly rent of approximately $6,300.   In addition, we lease approximately 725 square meters in Haifa, Israel, where our Internet security research and development activities are headquartered, at a monthly rent of approximately $7,200.  Our lease in Haifa expires on February 29, 2004.

We lease space for our operations in the United States, Germany, United Kingdom, Japan, the Netherlands and France.  Aggregate monthly lease payments under these leases are approximately $67,000.  Our leases in these locations expire between 2004 to 2007.

Our aggregate lease expenses (including motor vehicles) for the years 2002, 2001 and 2000 were $2,514,000, $2,423,000 and $1,375,000, respectively.   We believe that our facilities are adequate for our current needs.  In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

Item 5.               Operating and Financial Review and Prospects

Critical Accounting Policies

We have identified the following policies as critical to the understanding of our financial statements. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated by us on an on-going basis. Actual results may differ from these estimates under different conditions.

We believe that the application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition. Our products are generally a bundled hardware and software solution that are delivered together. Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date in which products are delivered.

We generate revenues from licensing the right to use our software products directly to end-users and indirectly through resellers (both of whom are considered end users), from the sale of products, maintenance and updates.

Revenues from software license agreements are recognized, in accordance with Statement Of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended, upon delivery of the software, when collectibility is probable, the license fee is fixed or determinable, vendor-specific objective evidence (“VSOE”) of fair value exists to allocate the appropriate fee to undelivered elements of the arrangement, persuasive evidence of an arrangement exists and no further significant obligation remains.

Where software arrangements involve multiple elements, revenues are allocated to each element based on VSOE of the relative fair values of each element in the arrangement in accordance with the “residual method” prescribed by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. Our VSOE which we use to allocate the sales price to updates and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenues are recognized for the delivered elements when (1) there is vendor-specific objective evidence of the fair values of all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenues from maintenance and updates are recognized over the term of the agreement.

Deferred revenues include unearned amounts received under maintenance contracts, and amounts billed to customers but not yet recognized as revenues.

Accounts Receivable. We are required to perform ongoing credit evaluations of our trade receivables. We maintain an allowance for doubtful accounts. Management exercises its judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all the outstanding invoices.In determining the provisions, we analyze our historical collection experience and current economic trends.

Inventories. Inventories are stated at the lower of cost or market value. Cost is determined by the average cost method. We periodically evaluate our quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items.

Deferred tax. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is likely to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including reversals of existing deferred tax liabilities, estimated future taxable income, prudent and feasible tax planning strategies, and recent financial performance. Due to the history of losses in our subsidiaries (except Germany) and the estimation that it is more likely than not that the net deferred tax assets related to our subsidiaries’ loss carry-forwards will not be utilized, we concluded that a full valuation allowance of $9.7 million against our net deferred tax assets related to our subsidiaries’ loss carry-forwards, at December 31, 2002 was appropriate. If, in the future, we believe that a deferred tax asset will be realized, for which we currently have a valuation allowance, we will be required to reverse the valuation allowance, which could result in an income tax benefit in the period of such determination.

Goodwill. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”), goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have performed impairment tests on our goodwill and as of December 31, 2002, no impairment losses have been identified.

Selected Financial Data

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (‘GAAP’).

We derived the selected consolidated statements of operations data set forth below for the years ended in December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002, from our audited consolidated financial statements, which are included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from audited consolidated financial statements that are not included in this annual report. Please see Note 2 to our Consolidated Financial Statements for a discussion of our significant accounting policies.

The tables that follow present portions of our financial statements and are not complete. The following selected financial data should be read in conjunction with our consolidated financial statements and notes thereto, included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

	December 31,
	2002	2001	2000	1999	1998

	(U.S. dollars in thousands, except per share data)
Statement of Income Data
Revenues:
Product sales	$39,552	$38,056	$38,134	$39,471	$36,139
Software sales and other	9,968	8,557	6,211	5,220	—

Total	49,520	46,613	44,345	44,691	36,139
Cost of revenues:
Product sales	9,111	8,608	9,650	9,251	10,025
Software sales and other	1,127	712	995	764	—

Total	10,238	9,320	10,645	10,015	10,025
Gross profit	39,282	37,293	33,700	34,676	26,114
Operating expenses:
Research and development	13,833	12,445	9,792	7,280	4,364
Selling and marketing	21,990	22,474	20,752	18,608	10,408
General and administrative	5,659	7,475	6,657	7,034	3,891
Impairment of intangibles assets	—	5,211	—	—	—
Other special charges	—	—	—	—	9,131

Total operating expenses	41,482	47,605	37,201	32,922	27,794
Operating income (loss)	(2,200)	(10,312)	(3,501)	1,754	(1,680)
Financial income (expenses), net	491	(410)	1,421	1,438	1,770
Other income (expenses), net	(932)	(3,372)	5,483	10,190	2,337

Income (loss) before taxes	(2,641)	(14,094)	3,403	13,38	2,427
Taxes on income	2,738	(347)	1,640	4,891	1,735

Income (loss) before equity in losses of an affiliate	(5,379)	(13,747)	1,763	8,491	692
Equity in losses of an affiliate	(1,257)	1,168	323	234	—

Net income (loss)	(6,636)	(14,915)	1,440	8,257	692
Net earnings (loss) per share:
Basic	$(0.59)	$(1.32)	$0.13	$0.73	$0.07
Diluted	$(0.59)	$(1.32)	$0.12	$0.72	$0.07
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	11,253	11,275	11,424	11,284	10,058
Diluted	11,253	11,275	11,743	11,482	10,307

	December 31,
	2002	2001	2000	1999	1998

	U.S. dollars in thousands
Balance Sheet Data:
Cash and cash equivalents, short term bank deposits and marketable securities	$15,095	$13,438	$28,519	$34,295	$15,595
Working capital	22,664	24,649	34,519	34,814	22,334
Total assets	48,539	53,395	73,030	77,277	59,884
Total liabilities	12,212	10,766	14,334	16,217	10,209
Shareholders’ equity	36,327	42,629	58,696	61,060	49,675

Operating Results

The following table sets forth certain statement of operations data as a percentage of revenues for the years indicated:

	2002	2001	2000

Revenues	100%	100.%	100.%
Cost of revenues	20.67	20.00	24.00
Gross profit	79.33	80.00	76.00
Research and development	27.93	26.70	22.08
Selling and marketing	44.41	48.21	46.80
General & administrative	11.43	16.04	15.01
-Impairmant of intangibles assets	—	11.18	—
Operating income (loss)	(4.44)	(22.12)	(7.89)
Financial income (expenses), net	1.00	(0.88)	3.20
Other income (expenses), net	(1.88)	(7.23)	12.36
Income (loss) before taxes	(5.33)	(30.24)	7.67
Taxes on income	5.53	(0.74)	3.70
Income (loss) before equity in losses of an affiliate	(10.86)	(29.49)	3.98
Equity in losses of an affiliate	2.54	2.51	0.73
Net income (loss)	(13.40)	(32.00)	3.25

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues. Revenues increased approximately 6.2% to $49.52 million during 2002 compared with revenues of $46.6 million during 2001. This increase was primarily a result of increases in sales of Privilege products (following the Preview asset acquisition) and in sales of our eToken products due to increased market penetration.

Cost of revenues. Cost of revenues primarily include the manufacturing cost of the hardware and overhead related to manufacturing activity. Cost of revenues was approximately $10.2 million during 2002 compared with $9.3 million in 2001.  This slight increase was due to our producing a slightly different mix of products in 2002.  Since the cost of revenues is different for all of the products we produce, a change in the mix of products we produce in any given year will subsequently change our cost of revenues in that year. Cost of revenues, as a percentage of total revenues, increased to 20.7% in 2002 as compared to 20% in 2001.

Research and development expenses.  Research and development expenses consist primarily of compensation and related costs of employees engaged in on-going research and development activities, costs of subcontractors and related expenses. Research and development expenditures increased 11.2% to approximately $13.8 million during 2002, as compared to $12.4 million during 2001.  As a percentage of revenues, research and development expenses, increased to 27.9% in 2002 from 26.7% during 2001.  This increase was due to an increase in compensation expenses resulting from the hiring of new research and development personnel, primarily for the development of eToken and for our new research and development center that we opened in connection with the Preview acquisition. We expect to expand our research and development efforts, and we are currently developing new products that incorporate both technology presently used in our products and technology that we are developing for new applications.

Selling and Marketing expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personal, exhibitions, travel and related expenses.  Selling and marketing expenses slightly decreased to approximately $22 million during 2002 as compared to $22.5 million during 2001.  As a percentage of revenues, selling and marketing expenses, decreased to 44.4% in 2002 from 48.2% during 2001.  This level of stability of the selling and marketing expenses was a result of the continuation of the implementation of our marketing plan with respect to the eSafe, eToken and Privilege product lines.

General and administrative expenses. General and administrative expenses consist primarily of compensation for finance and human resources, allowance for bad debt, good will amortization as well as professional service expenses. General and administrative expenses decreased to approximately $5.7 million during 2002 as compared to $7.5 million during 2001.  As a percentage of revenues, general and administrative expenses, decreased to 11.4% in 2002 from 16% during 2001.  This decrease in general and administrative expenses resulted primarily from the fact that goodwill amortization in 2002 decreased by $1.96 million as compared with 2001. This decrease in goodwill amortization was due to  our adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, whereby  we ceased amortizing goodwill and performed an annual impairment test in accordance with SFAS 142 (see Note 2 to our consolidated financial statements).

Restructuring charges. As a result of the downturn in the global economic conditions, the decline in overall business levels and the related impact on our operations, we implemented during 2002 a worldwide restructuring and cost reduction plan, including at the level of our subsidiaries. In 2002 we, together with our subsidiaries, recorded expenses of approximately $1.12 million, associated primarily with a reduction in work force and general reduction in all operating expenses.

Impairment of intangible assets. Impairment of intangible assets in 2001 consisted of the impairment of $5.2 million of the Eliashim goodwill. There was no impairment of intangible assets in 2002.

Financial income (expenses), net. Financial income (expense) consists primarily of interest derived from cash and cash equivalents and marketable debt securities, net of bank charges, gain (loss) from exchange rates difference and loss on decreases in value of the Company’s investment in equity securities. Financial income in 2002 was $491,000 compared with financial expenses of $(410,000) in 2001. This increase was primarily generated by foreign currency gains, due to the increase in exchange rate of Euros and Japanese Yen to the dollar and the weakening of the New Israeli Shekel to the dollar, partially offset by continued decrease of interest derived from cash and cash equivalents.

Other expense, net. Other expenses net, were approximately $(932,000) in 2002 compared with $(3.4) million in 2001. Other expenses in 2002 were primarily generated by the write off of our investment in Tamir Fishman Ventures II. Other expenses in 2001 were primarily generated by the write off of our investment in FAST Multimedia Inc. (See Item 7: “Related Party Transactions”).

Taxes on income. Taxes on income were approximately $2.7 million in 2002 compared to approximately $(347,000) in 2001. Taxes on income in 2002 were primarily due to an income tax provision from ongoing operations of approximately $200,000 and due to the increase of the valuation allowance for deferred tax assets of approximately $2.5 million.  We believe that it is more likely than not that the deferred tax regarding carry-forward losses will not be utilized. Taxes on income in 2001 were primarily due to an income tax provision from ongoing operations of approximately $146,000 and deferred tax income of approximately $(493,000) regarding carry-forward losses.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. Revenues increased approximately 5% to $46.6 million during 2001 compared with revenues of $44.3 million during 2000. This increase was mainly a result of increases in sales of Privilege products (following the Preview asset acquisition) and in sales of our eToken products due to increased market penetration.

Cost of revenues. Cost of revenues primarily include the manufacturing cost of the hardware and overhead related to manufacturing activity. Cost of revenues was approximately $9.3 million during 2001 compared with $10.6 million in 2000.  Cost of revenues, as a percentage of total revenues, decreased to 20% in 2001 as compared to 24% in 2000.  This decrease was due to our producing a slightly different mix of products in 2001.  Since the cost of revenues is different for all of the products we produce, a change in the mix of products we produce in any given year will subsequently change our cost of revenues in that year.   During the year 2000, cost of revenues included, among other things, royalties that we paid to Mr. Matthias Zahn, the former principal shareholder of FAST and a former director of our company, on revenues of Hardlock products in certain countries.These royalties totaled approximately $447,000 in 2000. The payment of the royalties ceased in 2001 following an agreement with Mr. Zahn.

Research and development expenses.  Research and development expenses consist primarily of compensation and related costs of employees engaged in on going research and development activities, costs of subcontractors and related expenses. Research and development expenditures increased 27.1% to approximately $12.4 million during 2001, as compared to $9.8 million during 2000.  This increase was due to an increase in compensation expenses resulting from the hiring of new research and development personnel, primarily for the development of eToken and for our new research and development center that we opened in connection with the Preview acquisition.

Selling and Marketing expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personal, exhibitions, travel and related expenses.  Selling and marketing expenses increased to approximately $22.5 million during 2001 as compared to $20.8 million during 2000.  As a percentage of revenues, selling and marketing expenses, increased to 48.2% in 2001 from 46.8% during 2000.  This increase was a result of the implementation of our marketing plan with respect to the eSafe, eToken and Privilege product lines.

General and administrative expenses. General and administrative expenses consist primarily of compensation for finance, human resources and allowance for bad debt as well as professional service expenses. General and administrative expenses increased to approximately $7.5 million during 2001 as compared to $6.7 million during 2000.  As a percentage of revenues, general and administrative expenses, increased to 16% in 2001 from 15% during 2000.  The general and administrative expenses have been kept stable during those years.

Impairment of intangible assets. Impairment of intangible assets in 2001 consisted of the impairment of $5.2 million of the Eliashim goodwill. There was no impairment of intangible assets in 2000.

Financial income, net. Financial income (expenses) consists primarily of interest derived from cash and cash equivalents and marketable debt securities, net of bank charges and loss on decrease in value of the Company’s investment in equity securities. Financial expenses in 2001 were $(410,000) compared with financial income of $1.4 million in 2000. The decrease in the financial income was primarily due to lower interest rates on cash and cash equivalents, a reduction in cash reserves and declines in the value of the Company’s investment in equity securities.

Other income (expenses), net. Other income (expenses) net, was approximately $(3.4) million in 2001 compared with $5.5 million in 2000. Other income in 2001 was primarily generated by the write off of our investment in FAST Multimedia Inc. (See Item 8: “Related Party Transactions”). Other income in 2000 was primarily generated by the sale of 384,500 shares of Wave Systems Corp. Class A common stock for $4,641,225.

Taxes on income. Taxes on income were approximately $(347,000) in 2001compared to approximately $1.6 million in 2000. Taxes on income in 2001 were primarily due to an income tax provision from ongoing operations of approximately $146,000, and deferred tax income of approximately $(493,000) from carry-forward losses. Taxes on income in 2000 were primarily due to taxes on capital gains from the sale of shares of Wave Class A common stock, which were taxed at the rate of 36% as opposed to our income from operations which is taxed at an effective rate of 8% as a result of our Approved Enterprise status.

Liquidity and Capital Resources

Since our inception, our operations have been funded through capital contributions, cash flow from operations and capital gains from sales of marketable securities.  Our business is not capital intensive.  Currently, our commitments for capital expenditures are insignificant as we lease all of our premises.

As of December 31, 2002, we had cash and cash equivalents and marketable securities aggregating approximately $15.1 million.  Our marketable securities, as of December 31, 2002, amounted to approximately $860,000. Unrealized holding gains from available-for-sale securities (which are presented as part of shareholders’ equity until realized) amounted to approximately $(67,000) thousand as of December 31, 2002.  At December 31, 2002, we had equity investments in Comsec Information Security Ltd. and Tamir Fishman Ventures II Ltd., Israeli companies publicly traded on the Tel Aviv Stock Exchange (TASE).

Our operating activities provided cash in the amount of $4.2 million in 2002 primarily due to a decrease in other accounts receivable and prepaid expenses, a decrease in inventories, a decrease in deferred income tax, equity in losses of an affiliate, impairment of investments and depreciation and amortization which was partially offset by our net operating loss. Our operating activities used cash in the amount of $5 million in 2001 primarily due to our net operating loss and a decrease in income taxes payable which was offset by an increase in accrued expenses and other liabilities, equity in losses of an affiliate, impairment of marketable securities, depreciation and amortization. Our operating activities used cash in the amount of $2.4 million in 2000. This was primarily due to gain on sale of available for sale marketable securities, an increase in inventories and an increase in other accounts receivable and prepaid expenses, that were partially offset by depreciation and amortization.

Our investing activities used cash in the amount of $2.5 million in 2002 primarily due to purchase of property and equipment, investment in and loans to affiliates. Our investing activities provided cash in the amount of $3.4 million in 2001 primarily due to proceeds from sale of available for sale marketable securities, that was offset by purchase of property and equipment, investment in affiliates and payment for the purchase of assets from Preview. Our investing activities used cash in the amount of $13.8 million in 2000 primarily due to investments in available for sale marketable securities and in Tamir Fishman II LLC and purchase of property and equipment, that were partially offset by proceeds from sale of available for sale marketable securities.

In 2002, our financing activities did not use or provide any cash. Our financing activities used cash in the amount of $0.26 million in 2001 due to purchase of treasury shares. Our financing activities provided cash in the amount of $0.16 million in 2000 primarily due to the proceeds from exercise of options, which was partially offset by purchase of treasury shares.

We had working capital of approximately $22.7 million at December 31, 2002, $24.6 million at December 31, 2001 and $34.5 million at December 31, 2000.  Our ratio of current assets to current liabilities was 3.4 at December 31, 2002, 3.9 at December 31, 2001 and 3.7 at December 31, 2000.

We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities.

Research and Development, Patents and Licenses, etc.

The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology utilizing, among other things, our proprietary security algorithms. We work closely with our customers and prospective customers to determine their requirements and to design enhancements and new features to meet their needs. We intend to expand our research and development efforts, and are currently developing new products that incorporate both technology presently used in our products and technology developed for new applications.  Our research and development activities have led to periodic releases of improved versions of our HASP, HARDLOCK, Privilege and eSafe products, which offer increased functionality.  In addition, our research and development efforts have resulted in the release of eToken in June 2000.  We intend to expand our research and development efforts, and we are currently developing new products that incorporate both technology presently used in our products and technology that we are developing for new applications.

Research and development expenditures increased to approximately $13.8 million during 2002, as compared to $12.4 million during 2001 and $9.8 million during 2000.  This increase was due to an increase in compensation expenses resulting from the hiring of new research and development personnel, primarily for the development of eToken and for the research and development center, that we opened in connection with the Preview acquisition.

Trend Information

There is a trend toward integration of security software inside pre-configured, easy to install hardware appliances.  Although Aladdin has introduced its own appliance hardware integrated with eSafe Gateway and eSafe Mail, it only addresses small and medium organizations.  We are working on strategic alliances with major hardware manufacturers to introduce an appliance for the high-end of the market. In addition there is an element of service that must be provided to customers when selling hardware devices. If we are unable to correctly address the market demands for Content Security Appliances and the associated services, our competitive position, results of operations and financial condition may be adversely affected.

The Internet has become a critical tool for many companies.  The importance of the Internet, coupled with the fact that advanced technology has enabled the development of vandals and viruses that can travel over the Internet at the speed of light, causes companies to demand of us increasingly fast and effective responses to these vandals and viruses.  In order to meet this challenge, we are working on the development of enhanced versions of eSafe Gateway and eSafe Mail products. We are also continuing to invest in research and development in order to improve the quality of our products and to introduce new more effective products that will deliver more proactive solutions for blocking vandals/viruses.  The inability to develop such responses to these vandals/viruses or provide adequate service to our customers could have a material adverse effect on our business results.

A substantial portion of our revenues each year are generated by repeat orders from our existing customer base. Software developers that have integrated HASP and Hardlock products into their software packages, generally continue to purchase our products. We expect that we will continue to generate substantial revenues from sales of our software security products to current customers.

Finally, there is a continuing worldwide slowdown in technology-based companies.  We can give no assurances that this global downturn will not affect our revenues, results of operations and the market price of our ordinary shares.

Item 6.               Directors, Senior Management and Employees
Directors and Senior Management

As of May 31, 2003, our directors, senior management and key employees are as follows:

Name	Age	Position with the Company

Jacob (Yanki) Margalit	40	Chairman of the Board and Chief Executive Officer

David Assia(1)	51	Director

Menahem Gutterman(1)(2)	64	Director

Orna Berry(1)(2)	54	Director

Yigal Bar Yossef	55	Director

Dany Margalit	35	Director and Executive Vice President, Technologies

Erez Rosen	42	Chief Financial Officer

Ami Dar	43	President of Aladdin Knowledge Systems Inc.

Steve Langerock	48	Chief Executive Officer of Aladdin Knowledge Systems Inc.

Leedor Agam	39	Vice President eBusiness and eToken Solutions.

Dror Irani	43	Vice President, eSafe Business Unit Manager

Avishai Ziv	44	Vice President Business Development

Shimon Gruper	42	Executive Vice President, Internet Technologies

Avi Barir	49	Vice President Software Commerce

   (1)     Member of the audit committee
   (2)     Outside Director

Jacob (Yanki) Margalit founded our company in 1985 and has served as our Chairman of the Board and Chief Executive Officer since 1987.  Mr. Margalit served as our Chief Financial Officer from 1987-1993 and has served as a director since 1985.

David Assia has served as a director of our company since 1993.  Mr. Assia is a co-founder of Magic Software Enterprises Ltd. and Mashov Computers Ltd.  Mr. Assia currently serves as the Executive Chairman of Magic Software.  From 1983 to 1996, Mr. Assia was the Chief Executive Officer and Chairman of Magic Software.  Mr. Assia is also a member of the boards of directors of Radview Software Ltd, Babylon Ltd and the Weizmann Institute of Science. Mr. Assia serves as the Vice-Chairman of the Israel Software Houses Association. Mr. Assia holds a B.A. and an M.B.A. from Tel Aviv University.

Dr. Menahem Gutterman has been an outside director since December 31, 2000.  Dr. Gutterman has served as Executive Vice President and Head of the Operations Information Systems Division of Israeli Discount Bank Ltd since 1992.  Dr. Gutterman served as General Manager’s Assistant at Israel Discount Bank Ltd. from 1981-1992.  Prior to joining Israel Discount Bank Ltd., Dr. Gutterman served as Vice President of Sales and Services at Elscint Ltd., as well as Managing Director of Clal Systems.  Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in Mathematics.

Dr. Orna Berry has been an outside director since December 31, 2001.  Dr. Berry is a venture partner in Gemini Israel Funds Ltd. and the active chairperson in both Lambda Crossing, Ltd., and in Riverhead Networks, Inc. since August 2000.  Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997-2000 and co-president of ORNET Data Communications Technologies Ltd. from 1993-1997.  From 1992-1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd.  Dr. Berry receiver her Ph.D. in Computer Science from the University of Southern California and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv University and Haifa University.

Yigal Bar Yossef has served as a director since December 11, 2002. Since 2001, Mr. Yossef serves as Senior Vice President of Marketing for Amdocs Management Limited and is responsible for Amdocs’ newly acquired Clarify Division. Prior to joining Amdocs, Mr. Bar-Yossef served as Managing Director and CEO of Pelephone Communications Ltd., Israel’s pioneer cellular company, jointly owned at the time by BEZEQ. He was also the CEO of Digital from 1992 to 1997. Mr Bar Yosef holds an MBA from Hebrew University.

Dany Margalit joined our company in 1987 as Research and Development Manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed Executive Vice President, Research and Development.  In 1998, he was appointed Executive Vice President, Chief Technology Officer. Mr. Margalit holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Erez Rosen has been Vice President for Finance and Chief Financial Officer since 1998.  In 1997, Mr. Rosen served as the head of Finance and Administration of NDS Technologies – an affiliate of News Corp. From 1994 to 1996, Mr. Rosen was employed as the Financial Controller of the Michael Levi Group, a private industrial group. From 1988 to 1994, Mr. Rosen was employed by the BASF Group in Germany, and Italy, where he served in various finance and administration positions. Mr. Rosen holds a BA in Economics from the Hebrew University in Jerusalem, an MBA from INSEAD in Fontainebleau, France and has completed the General Manager Program (TGMP) at Harvard Business School.

Ami Dar has been President of Aladdin Knowledge Systems Inc., since October 1993.  From 1988 to 1993, Mr. Dar served as our International Marketing Manager. Ami is also the founder and chairman of Actions Without Borders.

Steve Langerock has been Chief Executive Officer of Aladdin Knowledge Systems Inc. since 1996.  He joined Glenco in 1995 and was promoted to Chief Financial Officer and General Manager in 1996.  Prior to joining Glenco, he was Administration/Operations Manager for Advantest, a world leader in the production of semiconducter test equipment.  Mr. Langerock has extensive experience in the sales, production and financial arenas.  Mr. Langerock holds a BA in Business Management and Accounting and is a CPA and CPIM.

Leedor Agam joined us in January 2001 as Vice-President eBusiness and eToken Solutions, heading up the company’s portable authentication and network security product line. Prior to joining us, Mr. Agam served as Vice President of Business Development for Cylink/AR where he focused on technology acquisition and partnerships, and also held several management positions in Marketing and Channel management where he gained extensive experience in bringing to market high technology security solutions. Mr. Agam received an MBA from City University of London, and a technology bachelor’s degree in Industrial Management from Tel Aviv University.

Dror Irani joined our company in 1999 as Vice President for Sales of the Internet Security Unit.  In 2000, Mr. Irani was promoted to be the Corporate Vice President Sales (for all of our product lines). In 2003 Mr. Irani took the position of Vice President, eSafe Business Unit Manager. In 1998, Mr. Irani served as the Vice President of Sales and Marketing for Perfecto Technologies, a start up in the area of Internet security. From 1993 to 1997, Mr. Irani served in several senior sales positions at Comverse Network Systems. This included 3 years at Comverse headquarters in the United States. Mr. Irani holds an MBA and an MA in Economics, as well as BSc. in Computer Science from the Hebrew University in Jerusalem.

Avishai Ziv was appointed Vice President Business Development on January 7, 2001.  Mr. Ziv previously served as Vice President of Business Development of Runway Ltd. and Managing Director of C.D.I. Systems Ltd.  Mr. Ziv also served as a management consultant to major industrial and hi-tech corporations on strategy and business development and to the Israeli Ministry of Foreign Affairs.  Mr Ziv holds a bachelors of arts degree in Political Science and Labor Studies and a masters in Labor studies from Tel Aviv University.

Shimon Gruper has been Executive Vice President of Internet Technologies of our company since the acquisition of EliaShim in December of 1998.  Mr. Gruper founded EliaShim in 1983 and served as its Chief Executive Officer until December 1998.  He previously served in a computer unit of the Israeli Air Force.

Avi Barir has been our Vice President of Software eCommerce since 2000. He is responsible for Aladdin’s Digital Rights Management (DRM) products, including HASP, Hardlock, Privilege, and the newly acquired products of Preview Systems: Ziplock and Vbox. From 1999 to 2000 Mr. Barir served as the Vice President of Marketing in BreezeCom (NASDAQ: BRZE), a company specializing in broadband wireless solutions. Between 1997 and 1999 Mr. Barir served as the Associate Vice President of Marketing in ECI Telecom’s (NASDAQ: ECIL) Access Solutions SBU. During the first 18 years of his career Mr. Barir held various research and development and sales positions in the defense industry and in the information technology industry. Mr. Barir holds a B.Sc. degree in Electronics Engineering from the Technion - Israel Institute of Technology, and a MBA degree from Tel Aviv University.

Yanki and Dany Margalit are brothers.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

During the year ended December 31, 2002, we paid in the aggregate direct remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year (not including our subsidiaries), approximately $1,275,758. This amount includes directors’ fees and expenses, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  In addition, we set aside or accrued approximately $160,749 to provide pension, retirement or similar benefits.

Certain of the compensation paid to our directors in 2002 is paid in the form of options under our Aladdin Knowledge Systems Ltd. 2001 Israeli Share Option Plan.  This Plan is described in full under “Employee Share Option Plans” below.   In 2002, we granted options to purchase 2,500 ordinary shares under the 2002 Plan to each of Mr. Assia, Dr. Gutterman and Dr. Berry.  The exercise price of the options was $1.20 and they vest in various portions over the course of the 12 to 48 months from the date of grant.

Board Practices

          Board of Directors

Although our shareholders are free to determine the size of our board, until such a determination is made, our Articles of Association provide for a board of directors of not less than two, and not more than eight members. Each director, with the exception of outside directors who are elected to serve set periods of time as described below, is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the board of directors.

Substitute Directors

Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve as both director and as a substitute director.

The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment.  To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

Outside Directors

The Israeli Companies Law (the “Companies Law”), requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two outside directors.  Dr. Gutterman was elected as an outside director at our Annual Meeting of Shareholders on December 31, 2000 and Dr. Orna Berry was elected as an outside director at our Annual Meeting of Shareholders on December 31, 2001.

No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; or

•

service as an office holder. An “office holder” is defined in the Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title or (vii) any other manager directly subordinate to the managing director.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years.  Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one outside director.

An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

In addition, pursuant to the listing requirements of the NASDAQ National Market, we are required to have at least two independent directors on our board of directors.  Dr.  Gutterman and Dr. Orna Berry qualify as independent directors under the NASDAQ National Market requirements.

Audit Committee

The Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including the outside directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

We are also required by the NASDAQ National Market to establish an audit committee, at least a majority of whose members is independent of management. Mr. Assia, Dr. Gutterman and Dr. Berry serve as members of our audit committee.  Dr. Gutterman and Dr. Berry, our independent directors, both serve on the audit committee.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

Employees

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

	Year ended December 31,

Activity	2002*	2001 *	2000

Production	53	56	48
Research and development	138	137	121
Marketing and sales	70	84	126
Customer support	43	46	22
Administration and management	50	51	37
Total	354	374	354

*Includes employees for product lines acquired in the Preview acquisition.

Over the last three years, we have continued investing in research and development by increasing the number of staff working in that department.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  In addition to salary and other benefits, certain of our marketing and sales personnel are paid commissions based on our performance in certain territories worldwide.

Israeli law generally requires severance pay at a rate of 1 month’s salary for every year of employment, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to Managers Insurance Fund amount to approximately 8.33% of current wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 14.6% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

A general practice followed by us, although not legally required, is the contribution of funds on behalf of most of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his salary towards savings and the employer contributes 8.33% for severance payments, 5% of his/her salary towards savings and up to 2.5% for disability.

Our success has been, and will be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future.  Competition for such personnel is intense.  There can be no assurance that we will be able to attract, assimilate or retain key personnel in the future and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

Employee Share Option Plans

We maintain the following share option plans for our and our subsidiaries’ employees, directors and consultants.  In addition to the discussion below, see Note 14d. to our Consolidated Financial Statements.

In 2002, our board of directors adopted the 2002 Israeli Share Option Plan pursuant to which 250,000 ordinary shares were reserved for issuance upon the exercise of options granted to our (including our subsidiaries) employees, directors, consultants and service providers.  As of May 31, 2003, options to purchase 235,500 of such ordinary shares at an exercise price per share of $1.20 were outstanding and options to purchase 14,500 ordinary shares were available for future grants.  The exercise prices of options granted under the plan are the market price of the ordinary shares on the date of grant.   Under the 2002 Plan, options terminate ten years following the date of grant if not exercised earlier.  None of the outstanding options are vested.  The non-vested options referred to above vest between October 24, 2003 and October 24, 2006.  The options are not assignable except by the laws of descent.

In 2001, our board of directors adopted the 2001 Israeli Share Option Plan pursuant to which 400,000 ordinary shares were reserved for issuance upon the exercise of options granted to our (including our subsidiaries) employees, directors, consultants and service providers.  As of May 31, 2003, options to purchase 299,800 of such ordinary shares at exercise prices per share ranging from $1.20 to $3.50 were outstanding and options to purchase 100,200 ordinary shares were available for future grants.  The exercise prices of options granted under the plan are the market price of the ordinary shares on the date of grant.   Under the 2001 Plan, options terminate ten years following the date of grant if not exercised earlier.  Of the outstanding options 75,800 are fully vested.  The non-vested options referred to above vest between October 24, 2003 and October 24, 2006.  The options are not assignable except by the laws of descent.

On October 25, 2000, our board of directors adopted the 2000 Israeli Share Option Plan pursuant to which 500,000 ordinary shares were reserved for issuance upon the exercise of options granted to our (including our subsidiaries) employees, directors, consultants and service providers.  The options granted under this plan may or may not qualify for special tax treatment under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961.  As of May 31, 2003, options to purchase 430,000 of such ordinary shares at exercise prices per share ranging from $1.20 to $4.50 were outstanding and options to purchase 70,000 ordinary shares were available for future grants.  The exercise prices of options granted under the plan are the market price of the ordinary shares on the date of grant.   Under the 2000 Plan, options terminate ten years following the date of grant if not exercised earlier.  207,942 of the outstanding options are fully vested.  The remaining options vest between October 24, 2003 and October 24, 2006.  The options are not assignable except by the laws of descent.

In 1999, our board of directors adopted the 1999 Israeli Share Option Plan pursuant to which 250,000 ordinary shares were reserved for issuance upon the exercise of options granted to our (including our subsidiaries) employees, directors, consultants and service providers.  As of May 31, 2003, options to purchase 249,050 of such ordinary shares at exercise prices per share ranging from $1.20 to $7.50 were outstanding and options to purchase 950 ordinary shares were available for future grants.  154,175 of the outstanding options are fully vested. The remaining options will vest between October 24, 2003 and October 24, 2006.  The terms of these options are substantially similar to those of the 2000 Israeli share option plan.

In 1998, our board of directors adopted the 1998 Israeli Share Option Plan pursuant to which 250,000 ordinary shares were reserved for issuance upon the exercise of options granted to our (including our subsidiaries) employees, directors, consultants and service providers.  As of May 31, 2003, options to purchase 235,100 of such ordinary shares were outstanding and options to purchase 14,900 ordinary shares were available for future grants.  Of the outstanding options (i) options to purchase 115,150 ordinary shares are fully vested and are exercisable at exercise prices ranging from $4.50 to $8.50 per share and (ii) options to purchase 119,950 ordinary shares are not vested and are exercisable at $1.20 - $8.50 per share.  The options referred to in (ii) above will vest between October 24, 2003 and October 24, 2006.  The terms of these options are substantially similar to those of the 2000 and 1999 Israeli share option plans.

In addition, there are 258,550 outstanding options that were granted to our employees under option plans between the years 1993 and 1997.

Share Ownership

All of the persons listed above, under the caption “Directors, Senior Management and Employees” who are employed by us own shares and/or options to purchase ordinary shares.  Except as set forth below, none of the named directors or employees owns shares and/or options amounting to 1% or more of our outstanding ordinary shares.  Yanki Margalit owns 2,149,689 ordinary shares which is 18.7% of our outstanding capital.  Danny Margalit owns 1,269,195 ordinary shares which is 11.1% of our outstanding capital.

Item 7.               Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information as of May 31, 2003, regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1924) of ordinary shares as of May 31, 2003 by each person who is known to own at least 5% of our outstanding ordinary shares.  The table also includes the number of shares underlying options that are exercisable within 60 days of May 31, 2003. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Name and Address	Number of Shares Owned	Percent of Shares*

Yanki Margalit 15 Beit Oved Street Tel Aviv 61110, Israel	2,149,689	18.7%

Dany Margalit 15 Beit Oved Street Tel Aviv 61110, Israel	1,269,195	11.1%

Mills Value Advisor, Inc. 1108 East Main Street Richmond, Virginia 23219	2,104,700	18.3%

   *Assumes the holder’s beneficial ownership of all ordinary shares that the holder has a right to purchase within 60 days.

As of May 31, 2003, there were a total of 80 holders of record of our ordinary shares, of which 50 were registered with addresses in the United States.  Such United States holders were, as of such date, the holders of record of approximately 69.7% of our outstanding ordinary shares.

Related Party Transactions

FAST Multimedia

Prior to June 1994, the business of FAST was comprised of the software security business that we acquired on May 26, 1996, and a business relating to the sale of digital video editing hardware and software products (the “Multimedia Business”). In June 1994, FAST sold the Multimedia Business to certain of the then shareholders of FAST for its market value (the “FAST Reorganization”), which equaled approximately $1.99 million (the “Multimedia Purchase Price”). The Multimedia Business is currently operated by FAST Multimedia AG (“FAST Multimedia”), which is a wholly owned subsidiary of FAST Multimedia Inc. (“FAST Inc.”).  Matthias Zahn is a principal shareholder and the Chief Executive Officer of FAST Inc., and was a director on our board and a member of our audit committee until February 2001.  The Multimedia Purchase Price was paid through the issuance of a note by the purchasing shareholders of FAST (the “FAST Note”) to FAST. The FAST Note bears interest at a rate of approximately 7% per year. In connection with the FAST Reorganization, FAST Inc. purchased a promissory note issued by FAST in the aggregate principal amount of DM 2.5 million ($1.6 million). This note was repaid by FAST in June 1995 through the sale by FAST to FAST Inc. of certain subsidiaries of FAST.   In 2001, we wrote off our portion of the FAST Note in the aggregate amount of $3,350,000. At the end of 2001 FAST Multimedia was sold to Pinnacle Systems. In May 2002, we received $261,000 as our share of this deal.

Amendment to the Employment Terms of Mr. Yanki Margalit, our Chairman and CEO

 In final quarter of 2002 our audit committee, board of directors and shareholders approved the amendment of the terms of Mr. Margalit’s employment. Effective October 2002 Mr. Margalit’s annual salary is $150,000.  In addition, commencing in 2002, Mr. Margalit receives an annual performance based bonus equivalent to 1.5% of year to year increases in our annual revenues and commencing in the fourth quarter of 2002 Mr. Margalit receives a quarterly performance based bonus equivalent to 3% of our quarterly net profits.  In 2003 Mr. Margalit will also receive options to purchase 100,000 of our ordinary shares at an exercise price per share of $1.20 which will be subject to a 3 year vesting schedule such that one third of these options will vest annually.  Mr. Margalit also receives the use of an automobile from the Company, 25 days of paid vacation per year as well as other benefits commonly paid by companies in Israel.

Stock Purchase Plan Commitment of Mr. Yanki Margalit, our Chairman and CEO

Mr. Margalit has undertaken to purchase stock on the open market each month during 2003 equal to 15 percent of his net salary. The 12- month purchase plan will take place irrespective of the price of the stock and subject to applicable law.

Loan Agreements with Officers

In 2000, we entered into loan agreements with several of our officers pursuant to which we granted these officers loans in the aggregate amount of $1,150,000 for the purpose of enabling them to invest in the Tamir Fishman Venture Capital II Ltd shares. The above loans were linked to the consumer price index and were interest bearing at the rate of 4% per year. These loan programs were cancelled in January, 2002. Our employees (and former employees) transferred their shares in Tamir Fishman Venture Capital II Ltd to Aladdin in return for the waiver of the commitment of the employees regarding the loans granted to them by us (see the Tamir Fishman investment described above in Item 4:  “Business Overview”).  In addition, Aladdin Knowledge Systems Inc. loaned its employees $124,000.  This amount includes money loaned to Aladdin employees who have since left the company.  We are currently concluding similar arrangements for our US subsidiary.

Strategic Agreement with Athena Research Ltd.

In December, 1998, we signed a strategic agreement with Athena Research Ltd. (our former partner in Aladdin Knowledge Systems Japan Co.), under which we formed a joint venture named Athena Smartcard Solutions Ltd. which develops and markets smartcard solutions based on our Smartcard Environment (ASE) technology.  Pursuant to this agreement, we granted Athena Smartcard Solutions a non-exclusive, perpetual license (that became an exclusive perpetual license under a technology license agreement entered into between us and Athena effective as of May, 2001) to use the ASE technology and all related intellectual property, and Athena Smartcard Solutions assumed all of the responsibilities for our ASE related business, including marketing, sales and customer support.  We have ceased all of our in-house activities with respect to the ASE technology field.  Athena Smartcard Solutions issued us shares representing 33% of its total issued and outstanding shares.  Between December 1998 and December 31, 2002, we provided Athena loans in the aggregate amount of $2,383,000.  In the first half of 2003 we provided Athena with an additional $100,000 loan.

On March 28, 2001, we converted $1,053,000 into a convertible bond redeemable at the earlier of five years from the date of grant or at such time as Athena completes an equity financing in the amount of $2 million. The bond is convertible into 53 Athena Class A preferred shares, par value JPY 50,000 (approximately $420) per share. The remaining $1,430,000 constitutes long-term debt.  We are currently finalizing an agreement with Athena on the basis of the understanding we have reached with them concerning the repayment terms of such long-term debt.  Part of the understanding that we have reached with Athena is that in addition to the repayment of our loans, Athena will pay us royalties with respect to their future product sales.  As of May 31, 2003, we own 35.71% of Athena and the aggregate outstanding debt owed to Aladdin by Athena is $2,483,000.  We have made a provision in our financial statements with respect to the likelihood that Athena will be able to repay its debt to us.

Item 8.               Financial Information

Consolidated Statements and Other Financial Information

Our consolidated financial statements are included in this annual report in “Item 18: Financial Statements”.

Legal Proceedings

In November 1999, a claim was brought against our company in the Tel Aviv District Court by Aladdin Software Security Benelux B.V., a former distributor of Hardlock and HASP in Benelux. In addition, in December 1999 the plaintiff also brought an action before a German court in an attempt to force us to arbitrate our case in Germany.  In this action, the plaintiff claimed that we acted in bad faith and terminated our relationship with the plaintiff without providing sufficient notice. The plaintiff sought damages of approximately $780,000. This claim was settled (including its German court component which was withdrawn) and court approval of the settlement was obtained on January 6, 2003. Pursuant to the terms of the settlement, we agreed to pay the sum of $275,000 and provide 1,208 of our eToken products.

On May 3, 2002, a claim was brought against our United States subsidiary, Aladdin Knowledge Systems, Inc. by Network Commerce Inc. In this action, the plaintiff claimed that our software, including Privilege SCP infringed the plaintiff’s United States patent. The plaintiff requested a preliminary and permanent injunction, damages and attorneys’ fees. Aladdin denied the allegations of the claim and asserted that plaintiff’s patent is invalid.  This claim was settled in December 2002. Pursuant to the terms of the settlement, which received the required court approval in April 25, 2003, we agreed to pay $200,000. The settlement included a mutual release, license and covenant not to sue.

On October 2, 2002, a claim was brought by Hilgraeve, Inc. against us, our United States subsidiary and other companies, including one of our resellers who we agreed to represent and indemnify. In this action, which is currently in the discovery stage, the plaintiff claims that our eSafe product infringes the plaintiff’s United States patent. The plaintiff has requested a preliminary and permanent injunction, damages and reasonable attorney fees.

Except as set forth above, we are not party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business.

Dividend Distributions

In the event that cash dividends are declared in the future, such dividends will be paid in NIS.  We do not intend to pay cash dividends in the foreseeable future.

Significant Changes

There have not been any significant changes in the company since the date of our financial statements.

Item 9.               The Offer and Listing

Offer and listing details

In October 1993, we consummated an initial public offering of 1,125,000 ordinary shares.  At such time, the ordinary shares were quoted on The NASDAQ National Market.  We changed our NASDAQ ticker symbol from ALDNF to ALDN on May 10, 1998.  The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low reported sales prices of the ordinary shares, as reported by NASDAQ during the indicated fiscal quarters:

Period	High	Low

May 2003	$4.00	$3.05
April 2003	$3.20	$2.59
March 2003	$2.91	$2.25
February 2003	$3.18	$2.29
January 2003	$3.38	$2.44
December 2002	$2.67	$1.80
First Quarter 2003	$3.38	$2.25
Fourth Quarter 2002	$2.67	$0.85
Third Quarter 2002	$2.35	$1.20
Second Quarter 2002	$3.80	$2.30
First Quarter 2002	$3.86	$2.81
Fourth Quarter 2001	$4.56	$2.43
Third Quarter 2001	$4.15	$2.70
Second Quarter 2001	$5.15	$2.78
First Quarter 2001	$5.91	$2.75
2002	$2.81	$2.07
2001	$5.91	$2.43
2000	$44.75	$3.625
1999	$19.313	$6.875
1998	$17.00	$5.875

Item 10.               Additional Information

Memorandum and Articles of Association

Articles of Association

In February, 2000, the Company’s Ordinance (New Version) 1983 was replaced by the Companies Law.  Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law.  At our next shareholders meeting we intend to propose the adoption of revised Articles of Association that conform with the provisions of the Companies Law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our Articles are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law.  Similarly, in all places that our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

Our shareholders approved our Articles of Association on August 15, 1993. Our objectives as stated in our Articles and in our Memorandum of Association are to engage in any lawful activity.

We have currently outstanding only one class of securities, our ordinary shares, par value NIS 0.01 per share. No preferred shares are currently authorized.

Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution carried at a General Meeting by 75% of those who voted on the matter. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders.  No business may be commenced until a quorum of two or more shareholders are present in person or by proxy.  Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);

•	appointment or termination of our auditors;

•	appointment and dismissal of directors;

•	approval of acts and transactions requiring general meeting approval under the Companies Law;

•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

•	any merger; and

•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management.

A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of our voting rights, or by request of one or more shareholders holding at least 5% of our voting rights.  Shareholders requesting a special meeting must submit their proposed resolution with their request.  Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting.  Such notice must be given at least 21 days, but not more than 35 days, prior to the special meeting.

Our Articles provide that our Board of Directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the objectives of the Company.  Our Directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

The Companies Law

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  The transaction must not be adverse to the company’s interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

Subject to certain exceptions provided for in the regulations to the Companies Law, agreements regarding directors’ terms of compensation require the approval of the audit committee, board of directors and shareholders.  In all matters in which a director has a personal interest, including matters of his/her terms of compensation, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.  However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

•	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

•	the matter requires approval of the shareholders at a general meeting.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term controlling shareholder is defined for these purposes as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. The shareholder approval must either include at least one-third of the shares held by shareholders who are present in person or by proxy at the meeting (without taking abstaining votes into account) that do not have a personal interest in the proposed transaction, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company.  However, subject to certain exceptions, shareholder approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in such a private placement, comprises less than twenty percent of the voting rights in a company prior to the consummation of the private placement.  Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, when voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party transactions that require shareholder approval under the Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s Articles of Association and in some circumstances by its audit committee, board of directors and by its shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Material Contracts
The asset acquisition from Preview Systems, Inc. for $5.2 described above in Item 4 “Information on the Company - History and Development of the Company” is hereby incorporated by reference and further modified by the agreement attached as Exhibit 4.1 to this annual report.

The Tamir Fishman investment described above in Item 4 “Information on the Company - History and Development of the Company” is hereby incorporated by reference and further modified by the agreements attached as Exhibits 4.2, 4.3 and 4.4 to this annual report.

Exchange Controls
Under Israeli law and permits issued pursuant to the law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts.  The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

Under Israeli law and our Memorandum and Articles of Association, both residents and non-residents of Israel may freely hold, vote and trade ordinary shares.

Taxation

The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of specified Israeli tax consequences to shareholders of our company and Government tax benefits that we benefit from.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

   The following discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

In general, Israeli companies are currently subject to Company Tax at the rate of 36% of taxable income.   However, the effective tax rate payable by a company, which derives income from an Approved Enterprise (as further discussed below), may be considerably less.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”).  The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise.  Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.  The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to Company Tax at the rate of 25% (rather than 36% as stated above) for the “Benefit Period”: a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement date.  Notwithstanding the foregoing, taxable income of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first two years of the Benefit Period and is taxed at a rate of 25% for the remainder of the Benefit Period.  In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company, which qualifies as a “Foreign Investors’ Company”, is entitled to further reductions in the tax rate normally applicable to Approved Enterprises.  Such benefits will be granted only to enterprises seeking approval not later than December 31, 2002. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel.  The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year.  Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the undistributed income from its Approved Enterprise:

          For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Should our foreign shareholdings exceed 25%, future Approved Enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, there can be no assurance that we will attain approval for additional Approved Enterprises or that the provisions of this Law will not change or that the above-mentioned shareholding proportion will be reached for each subsequent year.

In addition, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect (as is the case with us) to forego certain Government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”).  Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the benefits period.

A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the company tax thereon) at the rate that would have been applicable had we not elected the Alternative Package (generally 25%).  The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company also qualifies as a Foreign Investors’ Company, there is no such time limit.)  We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit. The tax incentives received by or to be received by the company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority, such ratification and determination being conditional upon fulfillment of all terms of the approved program.

As above mentioned, certain of our facilities have been granted “Approved Enterprise” status.  However, there can be no assurance that we will attain approval for additional Approved Enterprises, or that the provisions of this Law will not change, or that the above-mentioned shareholding proportion will be reached and/or maintained.

Law for the Encouragement of Industry (Taxes), 1969

The following preferred corporate tax benefits, among others, are available to Industrial Corporations. We believe that we are an Industrial Corporation:

•	deduction of purchases of know-how and patents over eight years for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; and

•	deduction of certain share issuance expenses over three years for tax purposes.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

•

a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-fixed (soft) Assets.  Where a corporation’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis).  If the depreciated cost of Fixed Assets exceeds a corporation’s equity, then such excess multiplied by the annual inflation change is added to taxable income.

•	depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

•

the law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate when derived by certain categories of corporate taxpayers.

Israeli Capital Gains Tax

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax.  This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

In any event, under the US-Israel Tax Treaty, a US treaty resident may in general only be liable to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

Israeli Tax on Dividend Income

Israeli tax at a rate of 25% is generally withheld at source from dividends paid to Israeli individuals and non-residents; in general, no withholding tax is imposed on dividends paid to Israeli companies (subject to the provision of the Israeli Income Tax Ordinance).  The applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%.  These rates are subject to the provisions of any applicable tax treaty.

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise.  Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5% subject to certain conditions.

Tax Consequences if we are a Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of its gross income for the taxable year is passive income, or (ii) on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis), 50% or more of its gross assets produce or are held for the production of passive income.

Due to the fact that less than 75% of our gross income in 2002 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the above income test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the above asset test would have resulted in our classification as a PFIC for any tax year prior to 2001. For 2001 and 2002, however, it is possible that we could be classified as a PFIC under the asset test principally as a result of the significant  decline in the public market value of our ordinary shares during 2001 and 2002 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the asset test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”, there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the asset test, and it is arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2001 and/or 2002 would not result in our classification as a PFIC during either or both of such years.

In addition, there can be no assurance that we will not be a PFIC in 2003 or a later year.  If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the income test.  Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rents and annuities.  For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold.  Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test.  This belief is supported by a private letter ruling issued by the IRS to a company whose circumstances are substantially the same as ours, although such private letter ruling would not be binding on the IRS in determining our status.  In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

In view of the uncertainty regarding the valuation of our assets for purposes of the asset test and the complexity of the issues regarding our treatment as a PFIC for 2001, 2002 and, quite possibly, subsequent years, U.S. Shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

If we were to be a PFIC at any time during a U.S. holder’s holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of ordinary shares, or (ii) so long as the ordinary shares are “regularly traded” on a qualifying exchange, elect to recognize as ordinary income each such year the excess in the fair market value, if any, of its ordinary shares at the end of the taxable year over such holder’s adjusted basis in such ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares (the “mark to market” election).  For this purpose, the Nasdaq National Market is a qualifying exchange.

The above discussion does not purport to be an official interpretation of the tax law provisions mentioned therein or to be a comprehensive description of all tax law provisions which might apply to our securities or to reflect the views of the Israeli tax authorities, and it is not meant to replace professional advice in these matters.  The above discussion is based on current Israeli tax law, which may be changed by future legislation or reforms. Non-residents should obtain professional tax advice with respect to the tax consequences under the laws of their countries of residence of holding or selling our securities.

Documents on Display

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below.  Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel.  As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.  We also generally make available on our own Web site all our quarterly and year-end financial statements as well as other information.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

Item 11.               Quantitative and Qualitive Disclosures About Market Risk

Risks

     Interest Rate Risks

Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and investment portfolio. We maintain a strict investment policy, which ensures the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. Our cash and cash equivalent as of December 31, 2002, consists primarily of demand deposits and money market funds held by institutions in the United States, Israel, The UK, The Netherlands, Germany, Japan and France. Due to the nature of our cash and cash equivalents and short-term investments, we have concluded that we do not have material market risk exposure.

     Foreign Currency Exchange and Inflation Risks

Since the majority of our revenues are paid in or linked to U.S. dollars, we believe that inflation and fluctuations in the NIS/U.S. dollar exchange rate have no material effect on our revenues. Inflation in Israel and U.S. dollar exchange rate fluctuations, however, have some influence on our expenses and as a result, on our net income. The cost of Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar.

Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We do engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates. However, due to the instability of the foreign currency markets, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in United States dollars and currencies other than NIS, and a substantial portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel.

     Equity Investments

We have investments in marketable equity securities of publicly traded companies. These investments, as of December 31, 2002, were considered available-for-sale, with any unrealized gains or losses deferred as a component of stockholders’ equity accumulated other comprehensive income (loss). At December 31, 2002, the fair market value of these investments was $860,000.

Together with our US subsidiary we have committed to invest approximately $8.5 million in Tamir Fishman Ventures II (Israel) L.P. and in a Delaware limited partnership related to Tamir Fishman Ventures II LLC.  As of December 31, 2002 we had invested approximately $3.7 million.  Together with our US subsidiary, as of May 31, 2003 we have invested a total of $4,150,000 in Tamir Fishman Ventures II (Israel) L.P. and in a Delaware limited partnership related to Tamir Fishman Ventures II LLC, which represents close to half of our total commitment.

Item 12.       Descriptions of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.               CONTROLS AND PROCEDURES

              An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.       [Reserved]

PART III

Item 17.       Financial Statements

Not applicable

Item 18.       Financial Statements

See Consolidated Financial Statements, following the signature page and certifications below.

Item 19.               Exhibits

1.1	Articles of Association of the registrant, approved by shareholders on August 15, 1993.(1)

1.2	Memorandum of Association of the registrant.(1)(2)

2.1	Form of loan agreement between the registrant and certain of its officers and directors. (3)

4.1	Asset Purchase Agreement dated as of May 17, 2001, by and between Preview Systems Inc. and the registrant. (3)

4.2	Strategic Investor Agreement dated as of February 21, 2000, by and between the registrant and Tamir Fishman Ventures. (3)

4.3	Subscription by Aladdin for partnership units in Tamir Fishman Ventures. (3)

4.4	Share Purchase Agreement dated as of February 22, 2001, by and between the registrant and Tamir Fishman Venture Capital Ltd. (3)

8.1	List of subsidiaries.

12.1	Consent letters from Kost, Forer & Gabbay and Blick Rothenberg.

12.2	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.3	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(2)	English translation or summary from Hebrew original.

(3)	Incorporated by reference from our 2000 20-F filed with the Securities Exchange Commission on June 30, 2001.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Tel Aviv, State of Israel, on this 30th day of June 2003.

ALADDIN KNOWLEDGE SYSTEMS LTD.

By:	/s/ Yanki Margalit

Yanki Margalit

Chief Executive Officer and

Chairman of the Board

CERTIFICATIONS

I, Yanki Margalit, certify that:

1.    I have reviewed this annual report on Form 20-F of Aladdin Knowledge Systems Ltd.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 30, 2003	/s/ Yanki Margalit

Yanki Margalit
Chief Executive Officer

CERTIFICATIONS

I, Erez Rosen, certify that:

1.    I have reviewed this annual report on Form 20-F of Aladdin Knowledge Systems Ltd.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 30, 2003	/s/ Erez Rosen

Erez Rosen
Chief Financial Officer

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders’ Equity	6

Consolidated Statements of Cash Flows	7 - 9

Notes to Consolidated Financial Statements	10 - 36

-  -  -  -  -  -  -  -

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ALADDIN KNOWLEDGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Aladdin Knowledge Systems Ltd. (“the Company”), and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of Aladdin Knowledge Systems Western Europe Ltd., a wholly-owned U.K. subsidiary, which statements reflect total assets constituting 4% and 5% as of December 31, 2001 and 2002, respectively, and total revenues constituting 6%, 6% and 7% of the related consolidated revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for Aladdin Knowledge Systems Western Europe Ltd., is based solely on the report of the other auditors.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 2 to the consolidated financial statements, the Company adopted the full provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, effective January 1, 2002.

Tel-Aviv, Israel	KOST FORER & GABBAY
February 5, 2003	A Member of Ernst & Young Global

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2001	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,206	$14,235
Marketable securities (Note 3)	1,232	860
Trade receivables (net of allowance for doubtful accounts - $ 1,525 in 2001 and $ 991 in 2002)	8,204	8,094
Other accounts receivable and prepaid expenses (Note 4)	3,603	2,177
Deferred income taxes (Note 13)	363	469
Inventories (Note 5)	7,403	6,269

Total current assets	33,011	32,104

LONG-TERM INVESTMENTS:
Investment in affiliate (Note 6)	114	-
Investment in other company (Note 7)	2,846	2,252
Severance pay fund	1,617	1,957

Total long-term investments	4,577	4,209

PROPERTY AND EQUIPMENT, NET (Note 8)	4,456	3,478

OTHER ASSETS, NET
Intangible assets, net (Note 9)	944	752
Goodwill (Note 10)	7,281	7,281
Deferred income taxes (Note 13)	3,126	715

Total other assets	11,351	8,748

Total assets	$53,395	$48,539

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,

	2001	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,073	$2,398
Income taxes payable	681	457
Deferred revenues	2,026	2,323
Accrued expenses and other accounts payable (Note 11)	3,582	4,262

Total current liabilities	8,362	9,440

ACCRUED SEVERANCE PAY	2,404	2,772

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital: Ordinary shares - NIS 0.01 par value; Authorized - 15,000,000 shares at December 31, 2001 and 2002; Issued - 11,477,922 shares at December 31, 2001 and 2002; Outstanding - 11,253,822 shares at December 31, 2001 and 2002	37	37
Additional paid-in capital	36,147	36,147
Treasury shares	(1,164)	(1,164)
Accumulated other comprehensive loss	(4,863)	(4,529)
Retained earnings	12,472	5,836

Total shareholders’ equity	42,629	36,327

Total liabilities and shareholders’ equity	$53,395	$48,539

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2000	2001	2002

Revenues (Note 16):
Product sales	$38,134	$38,056	$39,552
Software sales and other	6,211	8,557	9,968

Total revenues	44,345	46,613	49,520

Cost of revenues:
Product sales	9,650	8,608	9,111
Software sales and other	995	712	1,127

Total cost of revenues	10,645	9,320	10,238

Gross profit	33,700	37,293	39,282

Operating expenses:
Research and development	9,792	12,445	13,833
Selling and marketing	20,752	22,474	21,990
General and administrative	6,657	7,475	5,659
Impairment of intangible assets	-	5,211	-

Total operating expenses	37,201	47,605	41,482

Operating loss	(3,501)	(10,312)	(2,200)
Financial income (expenses), net (Note 17a)	1,421	(410)	491
Other income (expenses), net (Note 17b)	5,483	(3,372)	(932)

Income (loss) before taxes on income	3,403	(14,094)	(2,641)
Taxes on income (Note 13)	1,640	(347)	2,738

Income (loss) before equity in losses of an affiliate	1,763	(13,747)	(5,379)
Equity in losses of an affiliate	(323)	(1,168)	(1,257)

Net income (loss)	$1,440	$(14,915)	$(6,636)

Net earnings (loss) per share (Note 17c):
Basic	$0.13	$(1.32)	$(0.59)

Diluted	$0.12	$(1.32)	$(0.59)

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive loss	Total shareholders’ equity

Balance as of January 1, 2000	$37	$35,543	$(506)	$39	$25,947		$61,060
Purchase of Treasury shares	-	-	(903)	-	-		(903)
Exercise of stock options	-	604	506	-	-		1,110
Comprehensive loss:
Unrealized losses from available-for-sale marketable securities, net of taxes	-	-	-	(3,420)	-	$(3,420)	(3,420)
Foreign currency translation adjustments	-	-	-	(591)	-	(591)	(591)

Total other comprehensive loss	-	-	-	-	-	(4,011)	-
Net income	-	-	-	-	1,440	1,440	1,440

Total comprehensive loss						$(2,571)

Balance as of December 31, 2000	37	36,147	(903)	(3,972)	27,387		58,696
Purchase of Treasury shares	-	-	(261)	-	-		(261)
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net of taxes	-	-	-	(1,302)	-	$(1,302)	(1,302)
Less - reclassificating adjustment of other than temporary decrease in value of available-for-sale marketable securities	-	-	-	1,004	-	1,004	1,004
Foreign currency translation adjustments	-	-	-	(593)	-	(593)	(593)

Total other comprehensive loss	-	-	-	-	-	(891)	-
Net loss	-	-	-	-	(14,915)	(14,915)	(14,915)

Total comprehensive loss						$(15,806)

Balance as of December 31, 2001	37	36,147	(1,164)	(4,863)	12,472		42,629
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net of taxes				(645)		$(645)	(645)
Less - reclassificating adjustment of other than temporary decrease in value of available-for-sale marketable securities				250		250	250
Foreign currency translation adjustments				729		729	729

Total other comprehensive income						334	-
Net loss					(6,636)	(6,636)	(6,636)

Total comprehensive loss						$(6,302)

Balance as of December 31, 2002	$37	$36,147	$(1,164)	$(4,529)	$5,836		$36,327

Accumulated unrealized losses from available-for-sale marketable securities, net of taxes				$(67)
Accumulated foreign currency translation adjustments				(4,462)

Accumulated other comprehensive loss				$(4,529)

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from operating activities:

Net income (loss)	$1,440	$(14,915)	$(6,636)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,032	4,415	2,310
Impairment of intangible assets	-	5,211	-
Impairment of investment in an affiliate	-	3,350	-
Equity in losses of an affiliate	323	1,168	1,257
Impairment of investment in other company	-	-	1,038
Increase (decrease) in accrued severance pay, net	(33)	196	28
Impairment of marketable securities	-	1,004	391
Gain on sale of available for sale marketable securities	(5,468)	(65)	-
Loss (gain) on sale of property and equipment	(11)	22	(35)
Deferred income taxes, net	104	(486)	2,500
Decrease (increase) in trade receivables	(4)	3	109
Decrease (increase) in inventories	(1,338)	(982)	1,383
Decrease (increase) in other accounts receivable and prepaid expenses	(1,901)	150	984
Increase (decrease) in trade payables	(463)	(686)	304
Decrease in income taxes payable	(16)	(4,627)	(264)
Increase in deferred revenues	547	365	297
Increase (decrease) in accrued expenses and other accounts payable	(589)	850	581
Other	9	-	-

Net cash provided by (used in) operating activities	(2,368)	(5,027)	4,247

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from investing activities:

Investment in short-term bank deposits	$(500)	$-	$-
Proceeds from short-term bank deposits	-	500	-
Investment in available-for-sale marketable securities	(24,730)	-	-
Proceeds from sale of available-for-sale marketable securities	16,754	11,004	-
Investment in shares and long-term loan of an affiliate	(750)	(650)	(987)
Proceeds from long-term loan to an affiliate	-	250	-
Purchase of property and equipment	(2,127)	(1,235)	(1,141)
Proceeds from sale of property and equipment	64	31	74
Purchase of intangible assets	(58)	-	(16)
Investment in other company	(1,605)	(1,241)	(444)
Payment for the purchase of Aladdin France and CTI (1)	(854)	-	-
Payment for the purchase of Preview (2)	-	(5,239)	-

Net cash provided by (used in) investing activities	(13,806)	3,420	(2,514)

Cash flows from financing activities:

Short-term bank credit, net	(50)	-	-
Proceeds from exercise of options	1,110	-	-
Purchase of treasury shares	(903)	(261)	-

Net cash provided by (used in) financing activities	157	(261)	-

Effect of exchange rate on cash and cash equivalents	13	(271)	296

Increase (decrease) in cash and cash equivalents	(16,004)	(2,139)	2,029
Cash and cash equivalents at the beginning of the year	30,349	14,345	12,206

Cash and cash equivalents at the end of the year	$14,345	$12,206	$14,235

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Supplemental disclosure:
Interest paid during the year	$21	$14	$25

Income taxes paid during the year	$2,000	$3,200	$419

Non-cash activities:
Conversion of long-term note receivable to an investment in an affiliate	$-	$3,350	$-

Waiver of employee loans in exchange for investment in Tamir Fishman Venture II Ltd.	$-	$-	$600

Conversion of balance in trade receivable due from an affiliate to long-term loan to an affiliate	$-	$-	$244

(1) Payment for the purchase of Aladdin France and Commerce Technology International (“CTI”) (see Note 1c):

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital deficiency (excluding cash and cash equivalents)	$(116)
Property and equipment	110
Other assets	11
Goodwill	849

	$854

(2) Payment for purchase of Preview (see Note 1b):

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Trade receivable		$339
Property and equipment		662
Liabilities assumed in respect of expected costs		(194)
Intangible assets - current technology		1,039
Goodwill		3,393

		$5,239

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.

Aladdin Knowledge Systems Ltd. and its wholly-owned subsidiaries (collectively “the Company” or “Aladdin”) develops and markets products for securing digital content, from software applications to Internet use and access. The Company’s products include HASP, Hardlock, Privilege, the eSafe line of products and eToken.

The Company is dependent upon sole source suppliers for certain key components used in its products. Although there is a limited number of manufacturers of these particular components, the Company’s management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely effect the operating results of the Company and its financial position.

	b.	Acquisition of Preview Systems Inc. (“Preview”):

On July 19, 2001, the Company acquired certain assets and assumed certain liabilities of Preview Systems Inc. (“Preview”). Pursuant to the terms of the acquisition agreement, the Company paid $ 5,239 in cash, out of which $ 327 were in respect of acquisition costs.

Preview is engaged in the business of providing an Internet-based infrastructure solution, creating an end-user electronic distribution chain.

The operations of Preview are included in the consolidated financial statements from the third quarter of 2001.

The acquisition was accounted for by the purchase method of accounting, in accordance with Statement of Financial Accounting Standards No. 141 “Business Combination” (“SFAS 141”), and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Trade receivable	$339
Property and equipment	662
Goodwill	3,393
Current Technology	1,039

Net assets acquired	$5,433

Pro forma information, in accordance with SFAS No. 141, has not been provided, since the revenues and net loss of Preview for 2000 and 2001, were not material, in relation to total consolidated revenues and net income (loss).

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (cont.)

	c.	Acquisition of Aladdin France and Commerce Technology International (“CTI”):

On February 10, 2000, the Company acquired all the outstanding shares of Aladdin France, its French affiliate, and purchased the eSafe related assets of CTI, a distributor of the Aladdin eSafe products in France, in the amount of $ 678 and $ 370, respectively, paid in cash.

The acquisitions were accounted for on the basis of the purchase method in accordance with Accounting Principles Board No. 16 (“APB 16”). The purchase prices have been allocated to the fair value of the assets acquired and liabilities assumed, and resulted in recording goodwill in the amount of $ 482 and $ 367, respectively, which was amortized over a period of five years, until December 31, 2001 (see also Note 2).

The Company merged the two operations into a single subsidiary, named Aladdin France. The new organization offers a full line of Internet and software security applications. The operations of Aladdin France and CTI are included in the consolidated financial statements as of the first quarter of 2000.

Pro forma information, in accordance with APB-16, has not been provided, since the revenues and net income of Aladdin France and CTI for 2000 were not material in relation to total consolidated revenues and net income.

	d.	Restructuring charges:

As a result of the downturn in the global economic conditions, the decline in overall business levels and the related impact on the Company’s operations, the Company and its subsidiaries implemented during 2002 a worldwide restructuring and cost reduction plan. In connection with the 2002 restructuring plan, Emerging Issues Task Force 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including certain cost in restructuring)” and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB No. 100”) were applied and accordingly, the Company and its subsidiaries incurred expenses of $ 1,123, out of which $ 467 were included in research and development expenses, $ 500 in selling and marketing expenses and $ 156 in general and administrative expenses. As of December 31, 2002, $ 260 of the expense remain accrued.

The major components of restructuring charges are as follows:

Year ended December 31, 2002

Employee termination benefits	603
Facilities closures	166
Consulting fees	160
Other	194

$1,123

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in United States dollars:

1.

The majority of the sales of the Company and certain of its subsidiaries is generated in United States dollars (“dollar”). In addition, a substantial portion of the costs of the Company and certain of its subsidiaries is incurred in dollars. Since the Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation (“SFAS No. 52”). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

2.

The financial statements of a foreign subsidiary and an entity reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. Assets and liabilities accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a separate component of shareholders’ equity, accumulated other comprehensive income (loss).

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

Marketable securities:

Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. All marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for certain Investments in Debt and Equity Securities” (“SFAS No. 115”) were designated as available-for-sale.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, the Company’s available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations, as financial income (expenses), as appropriate.

According Staff Accounting Bulletin No. 59 (“SAB No. 59”) management is required to evaluate in each period whether a securities decline in value is other than temporary. The Stock Exchange Committee (“SEC”) considers fair value below cost for two consecutive quarters to be other than temporary impairment.

The Company’s available-for-sale securities declines were included in the consolidated statements of operations as financial expenses (see Notes 3 and 17b).

Investment in an affiliate:

The investment in an affiliate over which the Company can exercise significant influence (generally, entities in which the Company holds 20% to 50% of ownership or voting rights) is presented using the equity method of accounting, and in accordance with EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”, which requires that an investor should recognize equity method losses based on the ownership level of the particular investee security held by the investor or the change in the investor’s claim on the investee’s book value. The Company generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with Accounting Principle Board Opinion No.18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No.18”).

As of December 31, 2002, based on managements most recent analyses, impairment losses have been identified in the amount of $291, and have been included in equity losses of an affiliate. (see Note 6).

Investment in Other Company:

The investment in this company is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee. The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with “APB No.18”. As of December 31, 2002 and 2001 based on managements’ most recent analyses, impairment losses have been identified in the amount of $ 1,038 and $ 3,350, respectively. (see Note 7 and 15).

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, technological obsolescence or for market prices lower than cost.

Cost is determined as follows:

Raw materials, parts and supplies - using the moving average cost method.

Work-in-progress - represents the cost of manufacturing.

Finished products - recorded on the basis of direct manufacturing costs and related overhead.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	15 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

Intangible assets:

Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”).

Current technology is amortized using the straight-line method over its estimated useful life which is five year.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets and identifiable intangibles:

The Company and its subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No.144”) and in accordance with Statement of Financial Accounting Standard No. 121 “Accounting for the Impairment of Long-Lived Assets and for the Long-lived Assets to be Disposed Of” (“SFAS No. 121”). SFAS No. 121 related only to the years 2000 and 2001 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

Goodwill:

Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 5-10 years. Under SFAS No. 142 goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rate. The Company has performed the annual impairment tests during the fourth fiscal quarter. As of December 31, 2002, no impairment losses have been identified.

In the third quarter of 2001, management considered current and anticipated industry conditions, recent changes in its business strategies and current and anticipated operating results. As a result of the above conditions, management conducted an evaluation of the carrying value and amortization periods of the Company’s recorded Goodwill. The evaluation resulted in an impairment charge of $ 5,211. The evaluation was in accordance of SFAS 121.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development costs:

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company generally does not incur any costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 2002, the Company has charged all software development costs and research and development costs in the period in which they were incurred.

Revenue recognition:

The Company generates revenues from licensing the rights to use their software products directly to end-users and indirectly through resellers (both of whom are considered end users), from the sale of products, maintenance and updates.

The Company’s products are generally a bundled hardware and software solution that are delivered together. Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company has no obligation to customers after the date in which products are delivered.

Revenues from software license agreements are recognized, in accordance with Statement Of Position 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended, upon delivery of the software, when collectibility is probable, the license fee is fixed or determinable, vendor-specific objective evidence (“VSOE”) of fair value exists to allocate the total fee to undelivered elements of the arrangement, persuasive evidence of an arrangement exists and no further significant obligation remains.

Where software arrangements involve multiple elements, revenues are allocated to each element based on VSOE of the relative fair values of each element in the arrangement in accordance with the “residual method” prescribed by Statement of Position No. 98-9 “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). The Company’s VSOE used to allocate the sales price to updates and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenues are recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from maintenance and updates are recognized over the term of agreement on a straight line basis.

Deferred revenues include unearned amounts received under maintenance contracts, and amounts recorded from customers but not yet recognized as revenues.

Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law, based on the most recent salary of the Israeli employees, multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn, only upon fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2000, 2001 and 2002, amounted to $ 792, $ 991 and $ 1,468, respectively.

Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 were $ 3,356, $ 3,467 and $ 3,717, respectively.

Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables loans to employees, and long-term loan and convertible bond of an affiliate company.

The majority of the Company’s cash and cash equivalents is invested in U.S. dollar deposits with major banks in Israel, the United States, Japan, the Netherlands, the U.K. and France. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, South East Asia and Israel. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection, on a specific account basis.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries have no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share since they had an anti-dilutive effect were 149,254, 1,423,041 and 1,543,902 for 2000, 2001 and 2002, respectively.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock Based Compensation Transmission and Disclosure - an amendment of FASB Statement No. 123” (“SFAS No. 148”). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation”, (“SFAS No. 123”), pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for 2000, 2001 and 2002, respectively: risk-free interest rates of 6%, 2% and 1.5%, respectively; dividend yields of 0%, for each year; volatility factors of the expected market price of the Company’s Ordinary shares of 0.751, 0.536 and 0.258, respectively, and a weighted average expected life of five years for each option. The fair value for options granted is amortized over their vesting period.

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2000	2001	2002

Net income (loss) as reported	$1,440	$(14,915)	$(6,636)

Deduct: stock-based compensation expense determined under fair value method for all awards	$1,147	$491	$211

Pro forma net income (loss)	$293	$(15,406)	$(6,847)

Basic net earnings (loss) per share as reported	$0.13	$(1.32)	$(0.59)

Diluted net earnings (loss) per share as reported	$0.12	$(1.32)	$(0.59)

Pro forma basic net earnings (loss) per share	$0.026	$(1.37)	$(0.61)

Pro forma diluted net earnings (loss) per share	$0.025	$(1.37)	$(0.61)

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

Cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable - the carrying amounts approximate their fair value due to the short-term maturity of such instruments.

The fair value of marketable securities is based on the quoted market price.

Treasury Shares:

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

Implementation of new accounting standards and their impact on the financial statements:

In June 2002, the FASB issues SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The provision of issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of issue 94-3 prior to this statement’s initial application. The Company does not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables.” The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003.The Company will adopt this new accounting effective July 1, 2003. The Company is currently evaluating the impact of this change.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003.

The consolidation requirements apply to holder entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, does not expect that the adoption of FIN 46 will have a material effect on its financial position or results of operations.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,

	2001				2002

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Equity securities	$718	$514	$-	$1,232	$927	$-	$(67)	$860

During 2001 and 2002, the Company’s management evaluated whether the securities’ decline in value is other than temporary and other than temporary declines were recognized as loss in the amount of $ 1,004 and $ 391, respectively, in its statement of operations. The cost basis of these securities was written down to fair value as a new cost basis,

During 2001, the Company recorded proceeds from sale of available - for - sale securities in the amount of $ 11,004. The gross realized gains on sale of available - for - sale marketable securities totaled $ 65.

The net adjustment to unrealized holding losses on available-for-sale marketable securities included as a separate component of shareholders’ equity totaled, $ 3,420, $ 298 and $ 395 in 2000, 2001 and 2002, respectively. The net adjustment to unrealized holding losses for 2000, 2001 and 2002, net of taxes, is in the amount of $ 1,923, $ 185 and $ 326, respectively.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2001	2002

Loans to employees (1)	$889	$267
Interest receivable on marketable securities and long-term note receivable	655	-
Prepaid expenses	811	1,187
Government authorities	599	268
Income receivable	175	155
Other	474	300

	$3,603	$2,177

(1)

In March 2000, the Company had entered into loan agreements with several of its officers pursuant to which the Company granted these officers loans that as of December 31, 2001 totaled $ 1,132, which include $ 91 accumulated interest, for the purpose of enabling them to invest in the Tamir Fishman Ventures II Ltd. venture capital fund a public company which its shares are traded on the Tel-Aviv Stock Exchange. The loans are linked to the Israeli Consumer Price Index (“CPI”) and bear interest at the rate of 4% per year. The loan agreements were cancelled in January 2002. The employees and former employees transferred their shares in Tamir Fishman Venture II Ltd. to the Company in exchange for the waiver of their commitment. An allowance of  $ 500 was provided in 2001 for the loss and was recorded as compensation expenses in the statements of operations.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES (Cont.)

In addition, Aladdin Knowledge Systems Inc., a wholly-owned subsidiary of the Company, had entered into loan agreement with several of its officers in the aggregating amount of $ 124 for the purpose of enabling them to invest in a Delaware limited partnership that is also a parallel investor in Tamir Fishman Venture II, LLC.

NOTE 5:-	INVENTORIES

	December 31,

	2001	2002

Raw materials, parts and supplies	$4,653	$2,914
Work-in-progress	545	616
Finished products	2,205	2,739

	$7,403	$6,269

NOTE 6:-	INVESTMENT IN AFFILIATE

	December 31,

	2001	2002

Investment as of purchase date	$542	$542
Convertible bond (1)	1,053	1,053
Long-term loan (1) (2)	100	1,331
Accumulated losses	(1,725)	(2,691)
Foreign currency translation adjustments	144	56

	114	291
Impairment of investment in an affiliate (3)	-	(291)

Total investment in an affiliate accounted for by the equity method	$114	$-

(1)	As of December 31, 2001, $1,053 out of the long-term loan was exchanged to convertible bond as a result of an agreement signed between the Company and the affiliate on March 28, 2001.

According to the agreement, the convertible bond shall be redeemable by March 28, 2006, or at such time as the affiliate completes an equity financing in the amount of $ 2,000, whichever is earlier. The conversion will be to Class A Preferred shares.

(2)

Long-term loan - the balance is linked to the U.S. dollar and bears no interest. As of December 31, 2002, the loan has no maturity date. In 2002, the Company loaned to the affiliate an additional amount of $987.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVESTMENT IN AFFILIATE (Cont.)

(3)

In view of circumstances such as depressed market conditions and difficulties in raising additional capital that indicated that the carrying amount of the investment may not be recoverable, the Company’s management decided in the year 2002, to write-off its investment in the affiliate including the long term loan and the convertible bond in the total amount of $ 291. The impairment charge is included under equity losses of an affiliate.

NOTE 7:-	INVESTMENT IN OTHER COMPANY

During 2002 the Company made an additional investments of $ 444 in Tamir Fishman Ventures II, LLC. The Company does not have the ability to exercise significant influence and therefore the investment was stated at cost.

As a result of significant uncertainty over the future realization of the investment, as of December 31, 2002, based on management’s most recent analyses, impairment losses have been identified in the amount of $ 1,038. The impairment charge is included in other expenses.

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2001	2002

Cost:
Computers and peripheral equipment	$9,714	$10,598
Office furniture and equipment	2,224	2,469
Motor vehicles	999	742
Leasehold improvements	1,143	1,307

	14,080	15,116
Accumulated depreciation	9,624	11,638

Depreciated cost	$4,456	$3,478

Depreciation expenses for the years ended December 31, 2000, 2001 and 2002, amounted to $ 2,352, $ 2,149 and $ 2,102, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	INTANGIBLE ASSETS, NET

	a.	Intangible assets:

	December 31,

	2001	2002

Cost	$1,038	$1,054
Accumulated amortization	94	302

	$944	$752

b.	Amortization expenses for the years ended December 31, 2000, 2001 and 2002, amounted to $ 0, $ 94 and $ 208, respectively.

c.	Estimated amortization expenses for the years ended:

2003	$222
2004	207
2005	207
2006	116

$752

NOTE 10:-	GOODWILL

The results of operations presented below for the three years ended December 31, 2002, 2001 and 2000, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

	Year ended December 31,

	2000	2001	2002

Reported net income (loss)	$1,440	$(14,915)	$(6,636)
Goodwill amortization	2,680	2,172	-

Adjusted net income (loss)	$4,120	$(12,743)	$(6,636)

Basic net earnings (loss) per share:
Reported net earnings (loss)	$0.13	$(1.32)	$(0.59)
Goodwill amortization	0.23	0.20	-

Adjusted net earnings (loss)	$0.36	$(1.12)	$(0.59)

Diluted net earnings (loss) per share:
Reported net income (loss)	$0.12	$(1.32)	$(0.59)
Goodwill amortization	0.23	0.06	-

Adjusted net earnings (loss)	$0.35	$(1.12)	$(0.59)

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,

	2001	2002

Employees and payroll accruals	$2,758	$2,626
Accrued expenses	809	778
Amount collected on behalf of a customer	-	425
Restructuring accrual (1)	-	260
Other	15	173

	$3,582	$4,262

	(1)	See also Note 1d.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The premises and vehicles of the Company and its subsidiaries are leased under various operating leases which expire in 2007.

The future minimum lease commitments, under non-cancelable operating lease agreements, are as follows:

	Year ended December 31,

	Facilities	Vehicles	Total

2003	$1,580	$1,005	$2,585
2004	1,344	1,040	2,384
2005	751	1,034	1,785
2006	453	902	1,355
2007	141	852	993

	$4,269	$4,833	$9,102

Facilities lease expenses for the years 2000, 2001 and 2002, amounted to $ 1,204, $ 1,842 and $ 1,618, respectively.

Vehicle lease expenses for the years ended December 31, 2000, 2001 and 2002 were approximately $ 171, $ 581 and $ 895, respectively.

b.	Litigation:

On October, 2002, a claim was brought by Hilgraeve, Inc. against the Company, its United States subsidiary and other companies, including one of its resellers in respect of whom the Company agreed to represent and indemnify. In this action, which is currently in the discovery stage, the plaintiff claims that the eSafe product infringes on the plaintiff’s United States patent. The plaintiff has requested an injunction and damages. The Company’s management and its legal counsel can not estimate any costs that can arise from the claim.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	c.	Investment commitment:

In February 2000, the Company signed an agreement with Tamir Fishman Ventures II, LLC (“TFV”). Pursuant to the agreement, the Company committed to invest up to $ 8,475 on demand from TFV. As of December 31, 2002, the Company invested $ 3,290.

NOTE 13:-	TAXES ON INCOME

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Six expansion programs of Aladdin Knowledge Systems Ltd. (“AKS”) have been granted “Approved Enterprise” status, under the Law. For these expansion programs, AKS has elected alternative benefits, waiver of grants in return for tax exemptions. Pursuant thereto, the income of AKS derived from the following “Approved Enterprise” expansion programs is tax-exempt for the periods stated below and will enjoy reduced tax rates thereafter, as detailed below. AKS is also a “foreign investors Company”, as defined by the Law and, as such, it is currently entitled in the third up to the sixth programs to a ten-year period of benefits and to a reduced tax rate of 20% (subject to change, based on the percentage of foreign ownership in each tax year).

In 1996, AKS relocated its manufacturing activity to a new plant which was established in a region defined as a “Priority “A” Development Region”. This development region entitles AKS  to higher tax benefits than the tax benefits existing where the AKS’s offices and research and development center are located.

These benefits are included in the expansion programs, as detailed below:

1.

Income derived from the first program was tax-exempt for the two-year period ended December 31, 1990, was eligible for a reduced tax rate of 25% for the three year ended December 31, 1993 and was subject to a reduced rate of 20% for the five-year period ended December 31, 1998.

2.

Income derived from the second program was tax-exempt for the two-year period ended December 31, 1992, was eligible for a reduced tax rate of 25% for the three-year period ended December 31, 1995 and 20% for the five-year period ended December 31, 2000.

3.

Income derived from the third program was tax-exempt for the four-year period ended December 31, 1996, and was eligible for a reduced tax rate of 0%-20% for the two-year period ended December 31, 1998, and is eligible for a reduced tax rate of 20% for the four-year period ended December 31, 2002.

4.

Income derived from the fourth program was tax exempt for the four-year period ended December 31, 1998, and is eligible for a reduced tax rate of 0%-20% for the six-year period ending December 31, 2004.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

5.

Income derived from the fifth program entitled AKS to a tax exemption for the two-year period ended December 31, 1998, and to a reduced tax rate of 0%-20% for the eight-year period ending December 31, 2006.

6.

Income derived from the sixth program entitles AKS to a tax exemption for the two-year period ended December 31, 2000, and to a reduced tax rate of 0%-20% for the eight-year period ending December 31, 2008.

The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the approval date.

The entitlement to the above benefits is conditional upon AKS’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and AKS  may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2002, management believes that AKS is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on AKS  only upon the complete liquidation of the Company. As of December 31, 2002, retained earnings included approximately $ 29,290 in tax-exempt profits earned by AKS ’s “Approved Enterprise”. AKS’s Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of AKS, it would be taxed at the corporate tax rate applicable to such profits as if AKS had not elected the alternative tax benefits (currently - 20%) and an income tax liability would be incurred of approximately $ 5,858 as of December 31, 2002.

Since AKS is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each project on the basis of formulas specified in the law and in the approvals. Income from sources other then the “Approve Enterprise” during the benefit period, will be subject to tax at the regular corporate tax rate of 36%.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

	b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

	c.	Israeli tax reform:

On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Amendment”) was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax upon all income of Israel residents, individuals and corporations, regardless the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

	d.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by the above Law and as such, it is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

	e.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,

	2000	2001	2002

Domestic	$8,213	$(2,001)	$1,302
Foreign	(4,810)	(12,093)	(3,943)

	$3,403	$(14,094)	$(2,641)

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

	f.	Taxes on income is comprised as follows:

	Year ended December 31,

	2000	2001	2002

Current taxes	$2,239	$139	$238
Tax in respect of prior years	(703)	-	-
Deferred taxes	104	(486)	2,500

	$1,640	$(347)	$2,738

Domestic	$2,083	$(69)	$200
Foreign	(443)	(278)	2,538

	$1,640	$(347)	$2,738

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2001	2002

Deferred tax assets:
Step up in FAST’s assets (See also Note 15)	$2,324	$2,454
Reserves and allowances	86	180
Net operating loss carryforward in subsidiaries	8,843	8,252

Net deferred tax assets before valuation allowance	11,253	10,886
Valuation allowance	(7,764)	(9,702)

Net deferred tax assets	$3,489	$1,184

Domestic	$86	$271
Foreign	3,403	913

	$3,489	$1,184

Aladdin’s subsidiaries in the U.K., Netherlands and Germany have estimated total available carryforward tax losses of $ 2,421, $ 1,678 and $ 11,883, respectively to offset against future tax profits for an indefinite period. Aladdin’s subsidiary in the U.S. has estimated total available carryforward tax loss of $ 11,935 to offset against future taxable profits for 15-20 years. Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

Aladdin’s subsidiaries in France and Japan have estimated total available carryforward tax losses of $ 1,299 and $ 957, respectively to offset against future taxable profits for a period of five years. The Company recorded a deferred tax asset of approximately $ 8,252, relating to the available net operating loss. A valuation allowance was recorded due to a history of losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards will not be utilized. During 2002, the Company increased its valuation allowance by approximately $ 1,938.

h.

A reconciliation between the theoretical tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense (benefit) as reported in the statement of operations, is as follows:

	Year ended December 31,

	2000	2001	2002

Income (loss) before taxes, as reported in the consolidated statements of operations	$3,403	$(14,094)	$(2,641)

Statutory tax rate	36%	36%	36%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$1,225	$(5,074)	$(951)
Decrease in taxes resulting from “Approved Enterprise” benefits (1)	(713)	(532)	(176)
Tax adjustments in respect of inflation in Israel	111	346	(196)
Tax adjustment in respect of different tax rate for foreign subsidiary	116	52	38
Operating carryforward losses for which valuation allowance was provided	1,899	3,886	1,321
Items for which valuation allowance was provided	(325)	744	315
Non-deductible expenses	23	72	(113)
Taxes in respect of prior years	(703)	-	-
Write-down of deferred tax asset	-	-	2,500
Other	7	159	-

Actual tax expense	$1,640	$(347)	$2,738

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.06	$(0.05)	$(0.02)

Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.06	$(0.05)	$(0.02)

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SHAREHOLDERS’ EQUITY

	a.	The Ordinary shares of the Company are listed for trade on the NASDAQ National Market.

	b.	The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

c.

In October 2001, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to $ 3,000 of its outstanding Ordinary shares, through an open-market transaction. As of December 31, 2002, the Company purchased 224,100 shares of its outstanding Ordinary shares, at a weighted average price per share of $ 5.20.

	d.	Employee Share Option Plans:

Between 1993 and 2002, the Company implemented several Employee Share Options Plans (“the plans”). Total number of options authorized for grant under the plans amounted to 2,523,750. As of December 31, 2002, an aggregate of 362,850 options of the Company were still available for future grants.

Under the Company’s plans, full-time employees, officers and directors of the Company may be granted options to acquire Ordinary shares. The options granted are at an exercise price that equals the fair market value at the date of grant. The options generally vest over a period of two to four years from the date of grant, and expire no later than five to ten years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.

A summary of the Company’s share option activity under the plans is as follows:

	2000		2001		2002

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the beginning of the year	861,950	$7.57	1,224,116	$5.98	1,633,500	$4.48
Granted	653,100	4.88	717,050	2.77	397,100	1.20
Exercised	(145,685)	7.62	-	-	-	-
Canceled	(145,249)	8.67	(307,666)	6.46	(347,200)	4.88

Outstanding at the end of the year	1,224,116	$5.98	1,633,500	$4.48	1,683,400	$3.62

Exercisable at the end of the year	145,816	$7.69	422,500	$7.32	660,392	$5.29

Weighted average		$2.95		$2.77		$0.26

Fair value of options granted during the year at their grant date

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SHAREHOLDERS’ EQUITY (cont.)

The options outstanding as of December 31, 2002, have been separated into exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price of exercisable options

$1.20	393,850	9.82	$1.20	-	$1.20
$2.62	463,700	8.88	2.62	118,975	2.62
$3.50	114,700	8.43	3.50	43,875	3.50
$4.50	444,200	2.90	4.50	241,592	4.50
$7.50	248,700	1.16	7.50	232,700	7.50
$8.50	18,250	1.37	8.50	23,250	8.50

	1,683,400		$3.62	660,392	$5.29

	e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 15:-		RELATED PARTY TRANSACTIONS

Long-term note receivable - related parties:

FAST Multimedia AG (“FAST”) is a wholly-owned subsidiary of FAST Multimedia, Inc., an entity controlled by the previous principal shareholder of FAST and a director of the Company. Amounts receivable from FAST were unsecured, fully subordinated to all other liabilities of FAST, bore interest at FIBOR plus 3% (FIBOR + 1.5% at December 31, 1997) and became due on June 30, 2001.

In January 2001, the Company signed an agreement to convert the long-term note receivable in the amount of $ 3,350 from FAST into 1,741,644 Series C Preferred shares of FAST Multimedia Inc. These shares represent 11.93% of the outstanding share capital of FAST Multimedia Inc.

In September 2001, FAST sold its business activities to Pinnacle System which is listed for trade on the stock exchange in the U.S. in exchange for cash and shares of Pinnacle System.

In view of the value of the transaction, and in view of the estimation of the Company’s management that it will not be possible to realize the investment, management decided to write-off the balance of its investment in FAST and to recognize a loss in respect to this investment.

The loss in respect of this investment, in the amount of $ 3,350 was recorded in 2001 under the other expenses item in the statements of operations.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16-	GEOGRAPHIC INFORMATION

	a.	Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company’s business) and follows the requirements of Statement of Financial Accounting Standard No. 131 “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”) (revenues are attributed to geographic areas based on the location of end customers).

The following presents total revenues for the years ended December 31, 2000, 2001 and 2002, and long-lived assets as of December 31, 2000, 2001 and 2002:

	2000		2001		2002

	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets

Israel	$3,138	$8,774	$2,428	$7,893	$1,949	$6,762
Germany	9,457	3,960	9,725	366	9,214	323
United States	13,835	6,036	15,091	3,459	17,484	3,398
Europe (excluding Germany)	11,140	1,262	12,531	890	13,273	827
Southeast Asia	5,840	260	5,753	187	6,241	201
Other	935	-	1,085	-	1,359	-

	$44,345	$20,292	$46,613	$12,795	$49,520	$11,511

b.	Total revenues from outside customers are distributed among the following product lines:

	Year ended December 31,

	2000	2001	2002

Tokens (including HASP, Hardlock and Microguard)	$37,984	$36,620	$36,966
eSafe	6,093	7,275	7,272
Other	268	2,718	5,282

	$44,345	$46,613	$49,520

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Financial income (expenses), net:

	Year ended December 31,

	2000	2001	2002

Financial expenses:
Interest	$(221)	$(136)	$(68)
Impairment of available for sale marketable securities	-	(1,004)	(391)
Foreign currency translation differences	(119)	(212)	-
Other	(37)	(4)	(75)

	(377)	(1,356)	(534)

Financial income:
Income from interest on marketable securities	589	384	-
Interest	1,209	562	171
Foreign currency translation differences	-	-	827
Dividend	-	-	27

	1,798	946	1,025

	$1,421	$(410)	$491

b.	Other income (expenses), net:

Gain on sale of available for sale marketable securities	$5,468	$-	$-
Impairment of investment in other company (FAST)	-	(3,350)	-
Impairment of investment in other company	-	-	(1,038)
Capital gain (loss) on sale of property and equipment	11	(22)	35
Other, net	4	-	71

	$5,483	$(3,372)	$(932)

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17-	SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

	c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2000	2001	2002

Numerator:
Net income (loss)	$1,440	$(14,915)	$(6,636)

Numerator for basic and diluted net earnings (loss) per share - income (loss) available to Ordinary shareholders	$1,440	$(14,915)	$(6,636)

Denominator:
Weighted average number of shares	11,446	11,466	11,477
Treasury shares	22	(191)	(224)

Denominator for basic net earnings (loss) per share-weighted-average number of shares	11,424	11,275	11,253

Effect of dilutive securities:
Employee stock options	319	*) -	*) -

Dilutive potential Ordinary shares	319	*) -	*) -

Denominator for diluted net earnings (loss) per share	11,743	11,275	11,253

*) Antidilutive.

- - - - - - - - - - - -

EXHIBIT 8.1

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Aladdin Knowledge Systems Inc.	New York
Aladdin Japan & Co. Inc.	Japan
Aladdin Western Europe Ltd.	England and Wales
Aladdin Western Europe BV	Holland
Hafalad BV	Holland
Aladdin Western Europe Ltd. (Aladdin France S.A.R.L.)	France
Aladdin Knowledge Systems Deutschland GmbH	Germany
Aladdin Knowledge Systems GmbH & Co. KG	Germany
Aladdin Knowledge Verwaltung GmbH	Germany

EXHIBIT 12.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form F-3 and the Registration Statement on Form S-8 pertaining to the Aladdin Knowledge Systems Ltd. Share Option Plans, of our report dated February 5, 2003 with respect to the Consolidated Financial Statements of Aladdin Knowledge Systems Ltd., included in this Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel - Aviv, Israel	KOST FORER & GABBAY
June 27, 2003	A Member of Ernst & Young Global

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form F-3 and the Registration Statement on Form S-8 pertaining to the Aladdin Knowledge Systems Ltd. (“the “Company”) Share Option Plans, of our report dated February 4, 2003 with respect to the Financial Statements of Aladdin Western Europe Ltd., included in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002.

BLICK ROTHENBERG
Chartered Accountants
Registered Auditors

12 York Gate
Regent’s Park
London NW1 4QS

June 26, 2003

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                  In connection with the Annual Report of Aladdin Knowledge Systems Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Yanki Margalit, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ YANKI MARGALIT

Yanki Margalit
Chief Executive Officer
June 30, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.3

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Annual Report of Aladdin Knowledge Systems Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Erez Rosen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ EREZ ROSEN

Erez Rosen
Chief Financial Officer
June 30, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.