Form 20-F
period 2003-12-31
ALADDIN KNOWLEDGE SYSTEMS LTD
filed 2004-06-30
CIK 911364

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003. Commission File No. 1-8201

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

Yes ☒ No ☐

Indicate by check mark which financial statements the registrant has elected to follow:
Item 17 ☐ Item 18 ☒

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

------------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States.  All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

------------

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key Information

A. SELECTED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (‘GAAP’).

We derived the selected consolidated statements of operations data set forth below for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, from our audited consolidated financial statements, which are included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from audited consolidated financial statements that are not included in this annual report. Please see Note 2 to our Consolidated Financial Statements for a discussion of our significant accounting policies.

The following selected financial data should be read in conjunction with our consolidated financial statements and notes thereto, included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

	December 31,

	2003	2002	2001	2000	1999

	(U.S. dollars in thousands, except per share data)

Statement of Income Data
Revenues:
Software security	$43,521	$40,093	$38,421	$38,134	$39,471
Enterprise security	11,204	9,427	8,192	6,211	5,220

Total	54,725	49,520	46,613	44,345	44,691

Cost of revenues:
Software security	7,995	8,054	7,753	9,650	9,251
Enterprise security	1,804	2,184	1,567	995	764

Total	9,799	10,238	9,320	10,645	10,015

Gross profit	44,926	39,282	37,293	33,700	34,676
Operating expenses:
Research and development	12,759	12,245	11,043	9,792	7,280
Selling and marketing	22,012	21,990	22,474	20,752	18,608
General and administrative	7,745	7,247	8,877	6,657	7,034
Impairment of intangibles assets	-------	-------	5,211	-------	------

Total operating expenses	42,516	41,482	47,605	37,201	32,922

Operating income (loss)	2,410	(2,200)	(10,312)	(3,501)	1,754
Financial income (expenses), net	480	491	(410)	1,421	1,438
Other income (expenses),net	(5)	(932)	(3,372)	5,483	10,190

Income (loss) before taxes	2,885	(2,641)	(14,094)	3,403	13,38
Taxes on income	49	2,738	(347)	1,640	4,891

Income (loss) before equity in losses of an affiliate	2,836	(5,379)	(13,747)	1,763	8,491
Equity in losses of an affiliate	(100)	(1,257)	(1,168)	(323)	(234)

Net income (loss)	$2,736	$(6,636)	$(14,915)	$1,440	$8,257

Net earnings (loss) per share:
Basic	$0.24	$(0.59)	$(1.32)	$0.13	$0.73
Diluted	$0.23	$(0.59)	$(1.32)	$0.12	$0.72
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	11,287	11,253	11,275	11,424	11,284
Diluted	11,950	11,253	11,275	11,743	11,482

	December 31,
	2003	2002	2001	2000	1999

	U.S. dollars in thousands
Balance Sheet Data:
Cash and cash equivalents, short term bank deposits and marketable securities	$19,516	$15,095	$13,438	$28,519	$34,295
Working capital	$26,625	22,664	24,649	34,519	34,814
Total assets	$55,468	48,539	53,395	73,030	77,277
Total liabilities	$14,512	12,212	10,766	14,334	16,217
Shareholders’ equity	$40,956	36,327	42,629	58,696	61,060

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS

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

Risk Factors Related to our Business

Our present assessments of future economic trends may adversely affect the accuracy of our earnings projections and guidance disclosed to the public.

From time to time we release earnings projections and disclose guidance to the public with respect to estimated results of operations. Our current calculations and predictions with regard to future demand and sales of our products are based on estimates derived from present assessments of future economic trends and sales forecasts based on information provided by our existing and potential customers. Such estimates however, remain uncertain. In the event that the economic outlook does not improve in accordance with our economic estimates, the rate of growth of demand for our products may stagnate and consequently, our sales may not increase and may even decrease. In addition, as it is difficult to accurately predict economic conditions and trends, we may not accurately gauge the effect of the general economy on our business. As a result, our actual results of operations may materially deviate from our earlier projections or may not react to such changing conditions in a timely manner and this may result in an adverse impact on our results of operations. Any such adverse deviations from our earlier guidance due to unforeseen changes in the economy may cause the price of our ordinary shares to decline.

We face intensive competition in the various industries in which we engage.

We engage in two primary industries: software protection security (or Digital Rights Management or DRM) and Enterprise Security. Each of these industries is highly competitive. In the token-based software security market, our primary direct competitors are Rainbow Technologies, Inc., which was recently acquired by SafeNet, and WiBu Systems. In addition to these primary competitors, we face competition from over twenty other software companies. In the Secure Software Licensing and Distribution Market we provide infrastructure solutions for electronic software distribution and licensing. Our primary competitor in this market is Macrovision Corporation. In addition, Digital River, although being our partner, can also be viewed as a competitor. Since the DRM industry is competitive, we foresee that we will continue to face competition from other software developers. Although we believe that the features and functions of our products are favorably distinguishable from those of our competitors, we cannot be certain that we will be able to further expand our market share or that we will be able to maintain our current market share. Furthermore, we cannot guarantee that we will be successful in our efforts to develop products with innovative features and functions, or that competitive pressures will not result in price reductions that could negatively affect our business in both the token-based software security and the markets for the manage and sale of software products over the Internet.
In the content security and anti-virus market, our primary competitor is Trend Micro Inc. In addition, we face new competition from anti-spam companies that offer e-mail content security solutions with plugs-ins for existing anti-virus products. If we are unable to provide customers with prompt solutions to new viruses and vandals, our current and potential customers may choose to buy products and services from our competitors. Since both anti-virus and anti-vandal software are adaptable to most computer systems and software, customers may change products if they determine that other products better suit their needs.
Furthermore, software developers and operating system vendors such as Microsoft have added security features to new versions of their operating systems and software that are designed to limit intrusions by unauthorized users or viruses and vandals via the Internet. Moreover, Microsoft recently announced that it has acquired anti-virus technology which will eventually be an integral part of the Windows operating system. Stronger security, in future Microsoft platforms, may significantly minimize the vulnerabilities through which virus and vandal penetration is possible. This, in turn, might lower the need to implement anti-virus solutions. As the incorporation of such features in future versions of operating systems and software make these systems less susceptible to outside penetration, there may be a decrease in the demand for our products. Although we believe that these solutions are less attractive than our products because they cannot be upgraded on a timely basis to address new viruses and vandals, we cannot guarantee that we will be able to convince our current and potential customers of the benefits of our dedicated anti-virus and anti-vandal solutions.
Within the Enterprise Security industry we also engage in the strong authentication market. Our main competitors in this area are RSA Security, SafeNet and Activcard. In addition, many other competitors exist, especially in the smart card market.
Many of our competitors in the various industries in which we engage, have substantially greater capital resources, research and development staff, facilities, marketing and distribution networks and name recognition as well as more extensive customer bases. While we plan to continue to improve our products, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to those of our competitors.

We have a recent history of operating losses.

Though we were profitable in 2003, we have a recent history of operating losses. The revenue and profit potential of three of our products, eSafe, eToken and Privilege, are unproven, and the revenues from these products are difficult to predict. In July 2001, we acquired certain assets of Preview Systems Inc.’s electronic software distribution business, which increased our expenses and has a history of losses. Any revenues from our acquisition of Preview are difficult to predict. We believe that the amount of cash and cash equivalents in our bank account is sufficient to support our current growth plans. We have no commitments to receive additional financing and due to our recent history of operating losses, it may be difficult for us to obtain additional financing.

We rely on independent distributors for a portion of our revenues.

Approximately 20.7%, of our revenues in 2003 were generated from sales to our independent distributors. Although none of our distributors accounted for more than 10% of our sales in the year ended December 31, 2003, if we lose or decrease the volume of sales to our distributors, our total sales could materially decrease. Although we maintain control of the distribution codes for some of our customers, our relationship with the end-users of our products is often indirect as we do not directly provide technical support to our end-users, which may impair our ability to effectively respond to end-users’ specific needs. In addition, we intend to sign additional distribution agreements in the future, which may make us more dependent on our distributors. There can be no assurance that our distributors will devote sufficient resources to market and support our products effectively.

We rely on a limited number of suppliers and subcontractors.

Most of the parts and components that are used to manufacture and assemble our software protection products are available from several sources, although we do purchase certain components from single source suppliers. We believe that we have sufficient inventory of these components to meet our foreseeable needs. If we are forced to use alternative parts or components, we might have to make certain changes in the design of products that use such components, which could result in delays and interruptions in shipments and could adversely affect our operating results. We use a single subcontractor to manufacture our proprietary application specific integrated circuits or ASICs. Our Hardlock product also contains proprietary ASICs, which are supplied by additional single source suppliers. As of January 2003, the sole manufacturer of our Hardlock line no longer produces these products. Although we believe we have sufficient stock of these products in our inventory for the foreseeable future, in the event that we fail to obtain in a timely manner, one or more alternate subcontractors to manufacture these products under similar terms as our former manufacturer, such failure could seriously harm our results of operations.

Some of our production costs are fixed.

Some of our production costs are fixed costs. Consequently, in the event of an economic slowdown that results in a decrease in the sales of our products, we will not be able to eliminate our fixed production costs. Our inability to reduce our production costs in response to market trends may cause a reduction in our profit margin, which could seriously harm our results of operations.

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

In addition, if we fail to obtain approvals, especially with respect to encryption, from foreign governmental bodies, our sales revenues and results of operations could be negatively affected.

If our maintenance and upgrades to our product disrupts our customers’ operations, we may suffer lost revenues and harm to our reputation.

We need to upgrade and improve our products periodically. Upgrading or deploying a new version of a product requires the cooperation of our existing customers and their network participants. These network participants may be reluctant to upgrade our product since this process can be complicated and time consuming and poses the risk of network failure. If our periodic upgrades and maintenance cause disruptions, we may lose revenue-generating transactions, our customers may elect to use other solutions and we may also be the subject of negative publicity that may adversely affect our business and reputation.

We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

The markets for our products are characterized by rapid technological change, evolving industry standards, changes in end-user requirements and sophisticated hackers constantly improving their methods of stealing end-user technology and software. Therefore, our future success will depend upon our ability to enhance our existing products and to develop and introduce products that achieve market acceptance. In order to meet this challenge, we put a great emphasis on research and development. These efforts have enabled us to market our products and to concentrate our development activities to introduce new and enhanced releases of our products. However, there can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transactions from one product release to the next, or that our future product will achieve market acceptance.

We may not be able to protect our intellectual property rights.

Our success and ability to compete greatly depends on our proprietary technology. We rely on a combination of patents and trade secrets, copyright and trademark laws, together with non-disclosure agreements, confidentiality clauses in our agreements and technical measures to establish and protect proprietary rights in our products. As of December 31, 2003, we had 18 registered patents and 34 pending applications in the United States. We also had six registered patents and 27 pending applications outside of the United States.

To license our products, we primarily rely on “shrink wrap” licenses that are not signed by the customer and, therefore, we may not be able to enforce our proprietary rights under the laws of certain jurisdictions. During 1988, we became aware of the possibility that Aladdin Systems Inc. was infringing our trademark. We did not, however, file a complaint against Aladdin Systems Inc. until October 2003, when Aladdin Systems Inc. issued a press release announcing its release of a new spam-blocking software product under our trademark. Upon learning of this product, we proceeded to file a complaint and request for preliminary relief against Aladdin Systems Inc., Aladdin Enterprise Solutions Inc. and Aladdin Systems Holding, Inc. We have recently reached a settlement with these companies as well as with Microcomputer Software, Inc., who recently purchased Aladdin Systems Inc. During the recent years we have become aware of and are currently investigating the possibility that one of our former Asian distributors is infringing our intellectual property. We are currently still investigating this possible infringement however, should we come to the conclusion that our intellectual property is being infringed upon, we will take appropriate steps to protect our intellectual property. Both in this specific case and in general, we cannot guarantee that we will successfully protect our technology because:

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

We may not be able to prevent others from successfully claiming that we infringed their proprietary rights.

Significant and protracted litigation may be necessary to protect our intellectual property rights. The software protection and Internet security industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. We have not completed an in-depth exhaustive analysis of such patents or applications. Some of our competitors have extensive patent portfolios with broad claims. As the number of competitors in the market grows and the functionality of our products increases, the possibility of an intellectual property claim against us increases. In addition, because patent applications can take many years to be published, there may be a patent application now pending, of which we are unaware, which will cause us to be infringing when issued in the future.

To address any patent infringement or other intellectual property claims, we may have to redesign our products to avoid infringement or enter into royalty or licensing agreements on disadvantageous commercial terms. We may be unable to successfully redesign our products or obtain a necessary license. We were recently named as defendants in a patent infringement complaint filed in a U.S. court and intend to defend ourselves vigorously (see Item 8: “Financial Information – Legal Proceedings). Any infringement or other intellectual property claims, with or without merit, which are brought against us could be time consuming and expensive to litigate or settle and could divert management’s attention from our business.

Some of the products we produce may contain undetected errors or failures.

Software products as complex as those which we offer, may frequently contain undetected errors or failures, especially when first introduced or when new versions are released. Despite the extensive product testing which we conduct, some of our products could contain software errors, defects or viruses, or otherwise fail to meet customer specifications. Any product defects in our existing or new products may result in loss or deferral of our revenues, diversion of our resources, damage to our reputation, or increased service and other costs. Although we attempt to limit our liability, by including in most of our end-user license agreements, our distribution agreements and reseller agreements limitation of liabilities clauses for indirect or incidental damages arising out of the use of our products, there may be certain jurisdictions which will not enforce these clauses, thus exposing us to an adverse non-quantifiable financial risk. As a result, the limitation of liability provisions contained in these agreements may not be effective.

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

Our content security product is vulnerable to virus attacks.

Like the products of other content security vendors, our content security products do not provide absolute protection against viruses and vandals. We, together with our customers, continuously face challenges from hackers, who attempt to neutralize the protection our products provide in order to penetrate and harm our customers’ networks. Failure to provide effective content security solutions could seriously harm our business.

We may be subject to product liability claims by our customers.

Our Internet content security products, specifically eSafe, are designed to protect our customers’ computer systems and restricted websites from unauthorized access and from malicious and inappropriate content such as vandals, viruses and worms. This malicious content can cause irreparable harm to our customers’ computer systems and businesses. Although we believe that widespread hacking of our products, including eSafe, is not economically feasible based on commercially available computer equipment, should hackers manage to bypass our products’ security features, affected customers could face irreparable harm. In addition, our software protection products are used to protect software from unauthorized use; if our products are ineffective, our customers may lose substantial revenues due to software piracy. As a result of damages they incur or lost revenues, customers may bring product liability and related claims against us. Such claims brought against us, whether valid or not, could negatively affect our business, operating results and our reputation as well as divert management time and resources. Although most of our sales agreements contain provisions designed to limit our exposure to potential product liability or related claims, in selling our products, we rely primarily on “shrink wrap” licenses that are not signed by our customers, which may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of liability provisions contained in these agreements may not be effective.

Acquisitions could result in dilution, operating difficulties and other adverse consequences.

We have in the past grown through acquisitions. Our most recent acquisition was of the assets of Preview Systems Inc.’s electronic software distribution business. Any future acquisition on our part, could be affected by the process of integrating any acquired business into our own business and operations, is risky and may create unforeseen operating difficulties and expenditures. The areas in which we may face difficulties include:

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

As a result of our research and development activities in Israel, we are required to obtain export permission from the Israeli government before exporting certain technologies.We have received governmental permission to manufacture and export the eToken R2 and eToken PRO. We believe that all other products we currently market do not require such approval. However, we may require approval to sell certain products that are currently under development, including encryption technology and future versions of eToken. In addition, Israeli export regulations are subject to change and updates. We cannot guarantee that we will be successful in obtaining approvals for new products, nor be certain of the amount of time it may take to obtain them. Failure to obtain such approvals in a timely manner could negatively affect our business and operating results.

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

Due to the weakening in the world economy, including as a result of the September 11, 2001 terrorist attacks and their aftermath, the securities markets have recently experienced volatility, which has particularly affected the market prices of equity securities of many high-technology companies, including companies having a significant presence in Israel. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. Such volatility in relation to our ordinary shares may affect our ability to raise additional financing in the future.

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

If our ordinary shares were delisted from the NASDAQ National Market, we would seek to have the ordinary shares traded in the NASDAQ SmallCap Market or another national securities exchange. However, there is no certainty that we would be able to obtain an alternative listing for our ordinary shares.

Risks Related to our Operations in Israel

We benefit from certain tax benefits that may change or be withdrawn.

Four of our six expansion programs are currently eligible for certain tax benefits under The Law of Encouragement for Capital Investments (see Item 10: “Additional Information- Taxation” and Note 13a. to our Financial Statements). To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in property and equipment out of our own equity. If we fail to meet such conditions in the future, we could be required to pay certain taxes. There can be no assurance that such tax benefits will be continued in the future, at the current levels or otherwise. The termination or reduction of certain tax benefits could have a material adverse effect on our business, results of operations and financial condition.

Security, political and economic instability in Israel may harm our business.

Most of our manufacturing facilities and our corporate headquarters are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business, results of operations and financial condition.
Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity which began in September 2000 and which has continued with varying levels of severity into 2004. Certain parties with whom we do business have declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. We do not believe that the political and security situation has had any material impact on our business to date as a large portion of our business is overseas; however, we can give no assurance that security and political conditions will have no such affect in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.In addition, Israel has recently experienced a wave of unionized general strikes, in connection with economic reforms being passed into legislation. Due to the fact that our products are manufactured in Israel and, for the most part, sold to customers outside of Israel, a prolonged general strike in which ports are shut down would affect our ability to deliver our products to our non-Israeli customers. Although, we have a contingency plan that would allow us to manufacture our products in Germany, we cannot guarantee that a prolonged general strike would not have a material adverse effect on our business, results of operations and financial condition.

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

Our operations may be affected by negative economic conditions in Israel.

Israel has been going in recent years through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports, ports and other essential services. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. Following the passing by the Israeli legislature to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and us.

If we are considered to be a passive foreign investment company, either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gain on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections.

Israeli courts may not enforce judgments rendered outside of Israel.

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable outside the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that certain procedural and legal requirements are adhered to.

Item 4.          Information on the Company

History and Development of the Company

Aladdin Knowledge Systems Ltd. is engaged in Software Security (or Digital Rights Management, or DRM) and Enterprise Security.
Within Software Security, Aladdin develops and markets the following products: HASP® (Hardware Against Software Piracy), HASP DocSeal, Hardlock® and Privilege™. HASP, Hardlock and DocSeal include both software and hardware components to protect our customers’ software against unauthorized copying and illegal use. By requiring software users to insert our tokens into their computers before they can use the protected software, it protects our customers’ intellectual property from unauthorized use. Privilege is a revenue-enabling software security platform that enables software publishers to distribute secure software via CD, ESD, or peer-to-peer networks; protect software copyright and intellectual property; reduce distribution/operational costs; and integrate with in-house or hosted Web stores and shopping carts. Privilege customers can choose and implement which path is right for them—lower cost, expanded distribution, and/or new licensing models.

Within Enterprise Security, Aladdin develops and markets eSafe® and eToken™. eSafe is a gateway-based, integrated content security solution and service that proactively protects networks against viruses, worms, spam and non-productive content; enables real-time inspection of Internet traffic without reducing network performance; reduces the risk of security exploits, P2P, IM and blended threats; and enables lower total cost of ownership with an integrated, modular design.

eToken is a USB based smart card device, the size of a house key, for cost-effective strong authentication and ecommerce that provides enhanced network/application security and ensures safe information access by authorized users; improved and cost-effective password and ID management; and secure mobility of digital credentials/certificates and keys. The eToken product line is composed of eToken R2, eToken Pro, and eToken Enterprise. A Software Developers Kit is available for creating custom eToken applications.

Our legal and commercial name is Aladdin Knowledge Systems Ltd. We were incorporated in Israel in 1985. Our principal executive offices are located at 15 Beit Oved Street, P.O. Box 11141, Tel Aviv, Israel 61110, and our telephone number is 972-3-636-2222. Our Internet addresses are: http://www.eAladdin.com, and http://www.aks.com. Information on our web site is not incorporated by reference in this annual report.

Capital Expenditures

During the past three years, our capital expenditures amounted to approximately $3.3 million. The focus of our capital expenditure program primarily included investment in back-office IT systems, equipment for research and development and testing purposes, general computer software and hardware, investment in additional financial modules for our global ERP and leasehold improvement in our offices.

B. BUSINESS OVERVIEW

Our Products

Software DRM (Digital Rights Management)

Development of software applications requires software developers to make major investments in time, money and other resources. Software piracy reduces revenues of software developers and returns on their investment. In addition, it harms paying customers who ultimately bear a substantial portion of the cost of illegal use in the form of higher license fees. Software piracy can occur in many forms, including:

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

According to the eighth annual independent study on global software piracy commissioned by the Business Software Alliance in June 2003, the global software industry’s losses due to the illegal use and duplication of business software reached $13.08 billion in year 2002. North America, Asia, and Western Europe accounted for the vast majority (84%) of revenue losses as these regions are the predominant users of software. The countries with the highest dollar losses due to software piracy, in descending order, were China, the United States, Japan, Germany, France and Italy. The total revenue loss for these countries was $8.0 billion or 60% of the worldwide losses in the year 2002.

Due to the risk of substantial loss of revenue as a result of software piracy, software developers have a need to protect their software against unauthorized use. However, developers of low cost, “shrink wrap” software generally do not find the use of sophisticated mechanisms to protect their software cost-effective. Most users of sophisticated protection products today are software developers that sell products at relatively higher price levels, typically in excess of $250 per unit. These software developers range from smaller operations developing applications for specific vertical markets, to large software developers creating sophisticated enterprise-wide applications for distributed systems.

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

We currently offer two lines of token-based software security systems: HASP and Hardlock In the past, we also used to offer MicroGuard.

HASP Product Line

Our initial software security product was HASP. The standard HASP model has undergone several upgrades and we now market it as HASP4. This token offers the primary security features that we develop, including an advanced ASIC chip with an on-chip encryption engine based on a proprietary algorithm, an Envelope tool for automatic protection and an Application Programming Interface (API) for customized protection.

The following chart sets forth information regarding our principal HASP4 products that support Windows 3.x, 95/98/ME/2000/NT/XP, Linux, Mac OS 8.6-9.x and Mac OS 10.x.:

HASP Product	Functionality	Port

HASP4 Std	• Copy protection • 1 perpetual license • Cross platform – supports numerous operating systems (Windows, Macintosh, Linux)	USB, Parallel
HASP4 M1

•    Copy protection,

•    Licensing – can store
      up to 16 licenses on
      one token

•    112 bytes memory

•    Supports components
      licensing – enables
      licensing of several
      components, modules
      or applications on one
      token

•    Demo licensing –
      enables creation of
      demo versions of
      applications protected
      with the token

•    Pay-per-use

•    Cross platform
       (Windows, Macintosh,
      Linux)

USB, Parallel

HASP4 M4	• Copy protection • Licensing – can store up to 112 licenses on one token • 496 bytes memory • Supports components licensing • Demo licensing • Pay-per-use • Cross platform (Windows, Macintosh, Linux)	USB, Parallel, PCMCIA
HASP4 Time	• Copy protection • Licensing – can store up to 8 licenses • 512 bytes memory • Supports rental and subscription licensing • Cross platform (Windows, Macintosh, Linux)	USB, Parallel
HASP4 Net

•    Copy protection

•    Licensing – can store
      up to 112 licenses

•    496 bytes memory

•    Supports floating
      licenses – enables
      concurrent users of
      license in network
      environment and
      manages how many
      users can
      simultaneously run
      application

•    Components licensing

•    Demo licensing

•    Pay-per-use

•    Cross platform
      (Windows, Macintosh,
      Linux)

USB, Parallel

Hardlock Product Line

The following chart sets forth information regarding our principal Hardlock products, which support Windows 95/98/ME/2000/XP and Linux and use an on-chip encryption engine based on a proprietary algorithm:

Hardlock Product	Functionality	Port

Hardlock Eye Std	• Copy protection	Parallel
Hardlock Eye Mem	• Copy protection • Licensing • 128 byte memory	Parallel
Hardlock Twin	• Copy protection • Licensing • Combined parallel and serial connector in a single token • 128 byte memory	Parallel and Serial
Hardlock USB	• Copy protection • Licensing • 128 byte memory	USB
Hardlock PCMCIA	• Copy protection • Licensing.	PCMCIA
Hardlock Server	• Copy protection • Floating licensing • 128 byte memory	Parallel, USB
Hardlock Internal	• Copy protection • Licensing • 128 byte memory	A card that connects internally to the PC

Microguard Product Line

In the past, we sold an additional product line, MicroGuard, however the sales from this product line have become negligible.

Secure Software Licensing  and Distribution Products

Privilege Software Commerce Platform

We believe that Privilege is one of the most comprehensive and flexible infrastructure solutions for managing, selling, and distributing software over the Internet. Through digital delivery, software is immediately and widely accessible, always in stock, and up to date. In addition, digital delivery of software saves printing, packaging and shipping expenses, inventory and warehousing costs, while ensuring the protection of our customer’s intellectual property.

Privilege is composed of three principle components:

The Builders –a suite of tools (some standard and some optional) that prepare software for electronic distribution, add mechanisms for protecting intellectual property, and set usage rights for software after installation.

The Commerce Server – the “back-end” component that manages and stores the digital inventory, and ensures secure, automated, and reliable fulfillment of software product and license orders.

The Storefront Engine – the “front-end” component that provides an access mechanism from a merchant’s on-line storefront to software warehoused on Commerce Servers, in order to sell and distribute software products to consumers.

The architecture of Privilege allows for the Storefront Engine to be operated either by a software publisher for direct sales or by an on-line reseller/retailer for “channel” sales. The Commerce Server is operated by either a software publisher or a software distributor. A Storefront Engine can connect to multiple Commerce Servers and a Commerce Server can connect to both multiple Storefront Engines and other Commerce Servers, creating a virtual software supply chain.

Privilege is tailored to the customer’s requirements based upon the core technology and the latest product release. In general, Privilege enables software publishers, distributors, and retailers to:

•	sell and distribute software products via the Internet through multiple channel partners, each with individual terms, without having to maintain multiple electronic distribution platforms;
•	manage the full product lifecycle, from product development through end-customer usage rights; and
•	trial-enable software, including electronically enabled try-before-you-buy models.
We recently released Privilege 5.0, which supports software delivery to and protection on the Windows XP or Macintosh OS X platforms.

Enterprise Security

Content Security Products

Today’s anti-virus software products are able to cope with all existing and known viruses and virus technologies. The penetration and success of the Internet and its innovative active content technologies such as Java, ActiveX and HTML scripts have created a new type of Internet-specific threat collectively called malicious content or Vandals. In addition, numerous security holes discovered in various Internet enabled applications and even in Microsoft Windows operating systems, were immediately exploited by Vandals in order to penetrate and infect organizations. Unfortunately, existing anti-virus software products are not designed to deal with these new threats.  Since vandals use the Internet to travel from one infected computer to the other, they are effectively able to get into such computers before reactive signature-based security and anti-virus solutions receive an update and are able to block them.

Signature-based anti-virus software has been widely used since 1990 and today more than 90% of corporate users have some sort of anti-virus protection deployed throughout their organization. However, anti-virus software operates by scanning files and trying to detect the signature of viruses from the database of known viruses and relies heavily on the anti-virus vendor that must continue to update the database in a timely manner in order to be protected against the new viruses. In the Internet age, one cannot afford to be merely defensive and risk becoming the first victim to be hit. Proactive solutions that provide real-time protection against unknown potential threats by enforcing content security policies at the gateway level are therefore critical.

eSafe Family of Products

The eSafe solution is based on a multi-tiered content security architecture, protecting the Enterprise on the following levels:

•	The Integrated gateway and mail solution - eSafe Gateway
•	The Internet gateway solution – eSafe Web

•	The Corporate eMail server solution - eSafe Mail

     eSafe Gateway

eSafe Gateway is an integrated proactive content security and an anti-virus solution for Internet gateways, eSafe Gateway manages Internet-borne information flow based on corporate policies for content that is inappropriate, nonproductive or contains malicious code such as vandals, viruses and worms. eSafe Gateway supports HTTP (web browsing), FTP (file download), and POP3/SMTP (e-mail) protocols and can be configured to operate in any network with or without a firewall.

The following are eSafe Gateway’s unique features:

•	NitroInspection patent-pending technology for fast on-line transparent inspection without overhead or delay on web browsing and file download traffic;
•	Selective removal of cookies, JavaScript, VBScript, macros, and specific file types;
•	ICSA and Check Mark Certified anti-virus protection, with unique proactive Macro Terminator and Ghost Machine technologies;
•	Scalable architecture with a built-in cluster for load sharing and fail-over;
•	Real-time protection from all types of malicious code including viruses, vandals, Trojans, ActiveX, Java, worms and scripts; and
•	Eliminates malicious code embedded inside HTML web pages.
•	Blocks traffic generated by unauthorized applications, such as P2P clients, Instant Messengers, Adware/Spyware and more.

     eSafe Mail

eSafe Mail is a subset of eSafe Gateway that provides proactive content security for e-mail only (SMTP). In addition, we sell an add-on module of Advanced Anti Spam to our eSafe Mail product.

     eSafe Web

eSafe Web is a subset of eSafe Gateway, that provides proactive content security for browsing (HTTP) and file downloading (FTP).

eSafe’s Unique technologies

     Virtual Appliance™

The Virtual Appliance concept is the industry’s first content security and anti-virus gateway and mail inspection product that is delivered as a CD image,  pre-loaded with a hardened Linux OS and eSafe content security applications. It can be easily installed on any hardware of customers’ choice, thus turning it instantly into a security appliance.

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

Smart Script filtering can recognize all known malicious script families and can therefore block a majority of new, yet unknown variants/mutations of these families. It also has a high detection rate of new, unknown malicious scripts, which are not variants of known script families.

     XploitStopper™

The virus and Internet worm outbreaks in the last three years (Kaza, Nimda, Sircam, BugBear, etc.) were able to cause worldwide damage that is estimated at billions of US Dollars by industry experts.  All those outbreaks were caused because viruses and worms were able to exploit existing security holes in various Internet applications (Outlook, IIS, etc.).  eSafe’s new and innovative XploitStopper™ technology is designed to look for known security holes that can be exploited by malicious code and block them before the virus is able to enter the organization.  This unique approach minimizes the threat from new and unknown viruses and Internet worms.

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

Anti-Spam

The phenomenon of spam is growing rapidly. It is estimated that over 50% of today’s business e-mail is spam. Spam forces Internet service providers to cope with increasing amounts of e-mail traffic, and the bandwidth of businesses is largely consumed by it, impacting resources and productivity. According to International Data Corporation, spam is no longer just a nuisance; it is quickly becoming both a potential legal liability and a major productivity drain for both corporate information technology departments and corporate users.  Spam not only drains worker productivity and consumes valuable information technology resources such as disk storage, central processing unit cycles, and network bandwidth, but it can also expose the organization to legal liability due to the offensive nature of some messages.  We provide solutions to these problems by utilizing multiple layers of anti-spam technology ranging from basic solutions that are built into our product to offering our customers a sophisticated anti-spam service, which is based on our original equipment manufacturer (OEM) relationship with Cobion, a German company that specializes in anti-spam and web filtering technologies.

Strong Authentication Products

     eToken Family of Products

The growth of both the Internet and mobile computing are continuously challenging and redefining data security requirements. Corporations are caught between the need for remote, convenient access and the need for protection from vandalism, espionage and theft. Conventional password schemes alone are not effective in protecting systems and are very costly to manage.

During 1999 and 2000, we released the eToken R2 and the eToken Pro, secure authentication devices which are the size of a house key, and the accompanying software, eToken Enterprise.  eToken ensures that only legitimate users gain access to network or PC resources by requiring that the token be inserted into the computer’s USB port before allowing the computer or application to operate. Our eToken technology offers users with solutions and tools, including authentication, encryption and secure certificate storage capabilities, all housed within the small, portable eToken.  In addition, eToken provides user flexibility in deployment through advanced smartcard technology.  eToken’s versatile architecture  enables organizations  to  use  both existing authentication systems  or introduce new ones  based  on  advanced  technology, while maintaining a similar end-user experience. Support for standard security interfaces, coupled with the ability to cache user passwords, enables the eToken solution to be operated with almost any authentication system.

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

International Data Corporation predicts that USB tokens and smartcards will become interoperable because USB tokens also have PKI (Public Key Infrastructure) and digital-certificate capability.  As the technology develops, USB keys will be able to provide an integrated solution that could only previously have been provided through separate authentication devices.  We are currently developing expanded functionality for the eToken in order to simplify password management by allowing the eToken to store multiple log-on credentials, such as different passwords, which can then be automatically entered into the application without needing the user to remember or manually type it in.

In the first quarter of 2004 we entered into an agreement with VeriSign, Inc., according to which, VeriSign will use our eToken™ NG with One-Time Password (OTP) functionality for its strong authentication service beta program, which began testing in April 2004.

Marketing and Promotion

We conduct a number of marketing programs to support the sale and distribution of our products. These programs are designed to inform existing and potential customers about the capabilities and benefits of our products. Our marketing activities include:

•	press releases;
•	direct mail campaigns;
•	e-mail sponsorships and campaigns;
•	publication of technical and educational articles in industry journals;
•	participation in industry trade shows and partner events;
•	organization of and participation in product/technology conferences and seminars;
•	competitive analysis;
•	sales training;
•	advertising in trade magazines;
•	Internet promotion;
•	Internet advertising;
•	development and distribution of literature about our company; and
•	maintenance of our web site

We sell our products directly through subsidiaries, value-added resellers, original equipment manufacturers and through independent distributors in over 50 countries worldwide.  We believe that our success and ability to market our products will depend, to a significant degree, on our subsidiaries and independent distributors and resellers.  In the years ended December 31, 2003, 2002, and 2001, approximately 20.7%, 22.6% and 19.4%, respectively, of our consolidated revenues were generated from sales to our independent distributors. During these periods, no single distributor accounted for more than 10% of our sales. We generally have short-term written agreements with our distributors and resellers, all of which are non-exclusive.

In 2001, we entered into distribution agreements with leading distributors in Europe (Articon-Integralis) and the United States (Westcon Group).  We have continued our relationship with these distributors in 2002 and into 2003. The Alasso unit of Articon-Integralis was recently sold by Articon-Integralis to InTechnology plc and we have maintained our relationship with Alasso.  We have also entered into an agreement with Digital River, Inc., which allows us to offer our products and services to their customers at our standard rates. We intend to continue to target resellers and system integrators that focus on providing security solutions to enterprises. In addition, we launched in 2001 Aladdin Security Alliance, our solution partner program. In this program we present joint solutions that are offered to the market by both our partners and our distribution channels. These distribution channels include vendors in areas such as PKI, VPN (Virtual Private Network), Access Control, Web Access, PC Security and more.

Maintenance and Support

We believe that providing a high level of customer service and support is essential to our success. Outside of Israel, the first-line of support is provided by our subsidiaries and distributors, while we provide the second-line of support.

     HASP and Hardlock – Token-Based Security Software Solutions

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

     Privilege - Secure Software Licensing and Distribution Products

The license agreement for Privilege SCP includes a maintenance and support component. The standard maintenance and support package provides free access to product updates along with access to our support centers worldwide, during set hours.  The support centers are accessible to our customers via e-mail or telephone.

Managed Privilege is our managed service which hosts the software publisher’s store. Our Managed Privilege customers receive two levels of support. The first level includes free access to product updates along with access to our support centers.  The second level includes various management and administrative options to ensure Web site availability, prepare products for distribution, and track the success of product promotions.

     eSafe - Content Security Products

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

     eToken - Enterprise Security Products

We generally provide a 12-month manufacturer’s hardware warranty on eToken products.  During this warranty period, we replace any eToken that fails as a result of a recognized manufacturer’s defect with a like replacement. We provide eToken users that have purchased a support service with technical support via phone, fax and e-mail from our Tel Aviv headquarters and through our subsidiaries.  We also offer a comprehensive web site containing technical support information on eToken.

Government Controls

As a result of our research and development activities in Israel, we are required to obtain export permission from the Israeli government before exporting certain technologies. We have governmental permission to manufacture and export the eToken R2, and eToken PRO, and we have renewed the governmental permission to manufacture and export eToken R2, and eToken PRO, including the most up to date releases of these products. In addition we have recently received governmental permission to manufacture and export eToken NG / PRO. We believe that all of the other products that we currently market do not require such approval.  However, we may require approval to sell certain products currently under development that include encryption technology as well as future versions of eToken.

Sales of our products in Europe are subject to various regulations, including directives adopted by the European Community. These directives provide, among other things, that we comply with International Standard ISO 9000 (European Standard EN 29000) entitled “Model for Quality Assurance in Design, Development, Production, Installation and Servicing.” In March 2003, we received ISO 9001-2000 certification, which is valid until March 31, 2006. We have consistently passed the semiannual ISO audit.

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel (See Item 10: “Additional Information - Taxation.” and Note 13a to our Financial Statements).  The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments including investments from equity.  In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of benefits, in whole or in part, with the addition of linkage difference and interest.

Customers

We sell our software security products primarily to software developers and distributors.  No one customer accounted for more than 10% of our net sales in 2003, 2002 and 2001.  The following is a breakdown of our sales by geographic market:

Year ending December 31,	Percentage of sales in,

	Europe (excluding Germany)	Israel	Southeast Asia	United States	Germany	Other

2003	25.3%	3.7%	14.4%	32.2%	22.1%	2.3%

2002	26.8%	3.9%	12.6%	35.3%	18.7%	2.7%

2001	26.9%	5.2%	12.3%	32.4%	20.9%	2.3%

Manufacturing, Testing and Suppliers

Our manufacturing, system integration and testing operations for our HASP, Hardlock, and eToken products are located in Kiryat Gat, Israel. Certain components of our Hardlock & HASP line of products are manufactured on a sub-contracting basis in Germany.

Our HASP, Hardlock and eToken manufacturing operations consist primarily of assembling finished goods from components. We seek to monitor quality with respect to each stage of the production process, including the selection of component suppliers, the assembly of finished products and final testing, packaging and shipping. We use an automated surface-mounted technology to produce substantially all of our HASP, Hardlock and eToken products. We perform testing and quality assurance procedures with respect to the components and subassemblies, which are incorporated into our final products and with respect to the final products ourselves. We believe that our in-house manufacturing capabilities with respect to our HASP, Hardlock and eToken product lines have been instrumental in achieving a high degree of reliability for our products.

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

Most of the parts and components that we use to manufacture and assemble our products are available from several sources, although we do purchase certain components from single source suppliers and prices may fluctuate due to changes in the market. Currently, we buy most of our raw materials from Philips, Elmos, Fairchild, Seiko, Infinion, Cypress, Samsung and Motorola. To ensure the supply and price of components which we purchase from single source suppliers, these components are purchased under long term contracts with our suppliers that ensure supply and price for periods of a year and more. We also hold safety stocks of such components to ensure steady supply in the event our supplier experiences difficulties or delays. Furthermore, we split the storage of critical components amongst different locations to ensure that there is always a readily available supply of critical components.

We have implemented a contingency plan to support the ability to produce and supply goods to our customers in the event that one of our sites is shut down. The contingency plan covers physical production and software recovery. It has been tested and is operative. The safety stock which is held by our subsidiaries is part of our contingency plan.

C. ORGANIZATIONAL STRUCTURE

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

In addition we have a wholly owned holding company, Hafalad BV, which is incorporated in Holland. Through Hafalad we wholly own Aladdin Western Europe BV (formerly known as Aladdin Knowledge Systems BV), Aladdin Western Europe (Aladdin France S.A.R.L.) (formerly known as Aladdin France S.A) and Aladdin Knowledge Systems Deutschland GmbH incorporated in Germany. Aladdin Western Europe BV is incorporated in Holland and Aladdin Western Europe (Aladdin France S.A.R.L.) is incorporated in France. We have finalized the process of reorganizing the management of activities in France, the Netherlands and the United Kingdom, under the single management of Aladdin Western Europe Ltd. In addition to engaging in distribution, support and management, our German subsidiary and Portland, Oregon office provide research and development services, however we have nearly finalized the process of closing our Portland, Oregon office and have transferred the research and development operations conducted in our Portland office to Tel Aviv. In addition, we have recently established Aladdin Asia Limited, a Hong Kong based subsidiary owned by us and by Hafalad BV.

D. PROPERTY, PLANTS AND EQUIPMENT

Our executive, research and development offices and certain of our production facilities are located in Tel Aviv, Israel. We currently lease a total of approximately 2,300 square meters of space from an unaffiliated entity, at an aggregate base monthly rent of approximately $17,500, which lease expires in 2006 with an option for one additional year.

Most of our production facilities are located in Kiryat Gat, Israel. We currently lease a total of approximately 976 square meters in Kiryat Gat, which lease expires on September 30, 2005, for an aggregate monthly rent of approximately $6,300.In addition, we lease approximately 725 square meters in Haifa, Israel, where our Internet security research and development activities are headquartered, at a monthly rent of approximately $5,500. Our lease in Haifa expires on February 29, 2005.

We lease space for our operations in the United States, Germany, United Kingdom, Japan, the Netherlands and France. Aggregate monthly lease payments under these leases are approximately $97,000. Our leases in these locations expire between 2004 and 2007.

Our aggregate lease expenses (including motor vehicles) for the years 2003, 2002 and 2001 were $2,570,000,$2,514,000 and $2,423,000, respectively. We believe that our facilities are adequate for our current needs. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

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

We believe that the application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements

Revenue recognition. Our products are generally a bundled hardware and software solution that are delivered together. Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date in which products are delivered.

We generate revenues from licensing the right to use our software products, from the sale of products, maintenance and updates directly to end-users and indirectly mostly through value-added resellers, original equipment manufacturers and independent distributors (all of them are considered end users).

Revenues from software license agreements are recognized, in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition the Company has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

Time-based licenses include maintenance and on-going support. VSOE of fair value does not exist for the related support arrangement as maintenance is not priced or offered separately for such arrangements. In these cases, we recognize the license and maintenance revenue ratably over the period of each arrangement.

Deferred revenues include unearned amounts received under maintenance contracts, and amounts billed to customers but not yet recognized as revenues.

Accounts Receivable. We are required to perform ongoing credit evaluations of our trade receivables. We maintain an allowance for doubtful accounts. Management exercises its judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all the outstanding invoices.In determining the provisions, we analyze our historical collection experience and current economic trends. If the financial condition of our customers in general deteriorates, our revenues growth might be limited and additional allowances might be required.

Inventories. Inventories are stated at the lower of cost or market value. Cost is determined by the average cost method. We periodically evaluate our quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items. If the future market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Deferred tax. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is likely to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including reversals of existing deferred tax liabilities, estimated future taxable income, prudent and feasible tax planning strategies, and recent financial performance. Due to the history of losses in most of our subsidiaries and the estimation that it is more likely than not that the net deferred tax assets related to our subsidiaries’ loss carry-forwards and other reserves and allowances will not be utilized, we concluded that a valuation allowance of $8.2 million against our net deferred tax assets related to our subsidiaries’ loss carry-forwards and other reserves and allowances, at December 31, 2003 was appropriate. If, in the future, we believe that a deferred tax asset will be realized, for which we currently have a valuation allowance, we will be required to reverse the valuation allowance, which could result in an income tax benefit in the period of such determination.

Goodwill. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”), goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies include, estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and as of December 31, 2003, no impairment losses have been identified. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

A. OPERATING RESULTS

The following table sets forth certain statement of operations data as a percentage of revenues for the years indicated:

	2003	2002	2001

	%	%	%
Revenues
Software security	79.51	80.96	82.43
Enterprise security	20.49	19.04	17.57
Total	100	100	100
Cost of revenues
Software security	14.61	16.26	16.63
Enterprise security	3.30	4.41	3.37
Total	17.91	20.67	20.00
Gross profit	82.09	79.33	80.00
Research and development	23.32	24.73	23.70
Selling and marketing	40.22	44.41	48.21
General & administrative	14.15	14.63	19.04
Impairment of intangibles assets	--	--	11.18
Operating income (loss)	4.40	(4.44)	(22.12)

Financial income (expenses), net	0.88	1.00	(0.88)
Other income (expenses), net	(0.01)	(1.88)	(7.23)
Income (loss) before taxes	5.27	(5.33)	(30.24)
Taxes on income	0.09	5.53	(0.74)
Income (loss) before equity in losses of an affiliate	5.18	(10.86)	(29.49)
Equity in losses of an affiliate	(0.18)	(2.54)	(2.51)

Net income (loss)	5.00	(13.40)	(32.00)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. Revenues increased approximately 10.5% to $54.72 million during 2003 compared with revenues of $49.52 million during 2002. This increase was primarily a result of worldwide growth across all our product lines. 2003 Software Security (Digital Rights Management) sales were $43.52 million, an increase of 8.6% over 2002. Enterprise Security Sales reached $11.20 million, an increase of 18.9% over 2002.

Cost of revenues. Cost of revenues primarily includes the manufacturing cost of the hardware and overhead related to manufacturing activity. Cost of revenues was approximately $9.80 million during 2003 compared with $10.24 million in 2002, a decrease of 4.3%. The main reasons for this were the increase of our software based products, in dollars and as percentage of revenues and the efficiencies in manufacturing processes caused by lower overhead costs. The software based products offer a lower percentage of costs in terms of dollars than the hardware based products. Since the cost of revenues is different for all of the products we produce, a change in the mix of products we produce in any given year will subsequently change our cost of revenues in that year. Cost of revenues, as a percentage of total revenues, decreased to 17.9% in 2003 from to 20.7% in 2002.

Research and development expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in on-going research and development activities, costs of subcontractors and related expenses. Research and development expenditures increased 4.2% to approximately $12.76 million during 2003, as compared to $12.24 million during 2002. As a percentage of revenues, research and development expenses, decreased to 23.3% in 2003 from 24.7% during 2002. This increase in terms of dollars is due to our need to continue investing costs to update current products and develop new products to remain competitive. Accordingly, we expect to expand our research and development efforts, and we are currently developing new products that incorporate both technology presently used in our products and technology that we are developing for new applications.

Selling and Marketing expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personal, exhibitions, travel and related expenses. Selling and marketing expenses were stable in 2003 as compared to expenses in 2002 and totaled approximately $22 million. As a percentage of revenues, selling and marketing expenses, decreased to 40.2% in 2003 from 44.4% during 2002. This level of stability of the selling and marketing expenses was a result of the continuation of the implementation of our marketing plan with respect to the various products of the Company.

General and administrative expenses. General and administrative expenses consist primarily of compensation for finance and human resources, allowance for bad debt, goodwill amortization as well as professional and legal service expenses. General and administrative expenses increased to approximately $7.7 million during 2003 as compared to $7.2 million during 2002. As a percentage of revenues, general and administrative expenses, decreased to 14.1% in 2003 from 14.6% during 2002. The most significant reason for this increase was, our professional and legal related costs that were increased due to legal procedures that the Company has been involved in, as a plaintiff or as a defendant. (See item 8: “Financial Information--Legal Proceedings”)

Restructuring charges. As a result of the downturn in the global economic conditions, the decline in overall business levels and the related impact on our operations, we implemented during 2002 a worldwide restructuring and cost reduction plan, including at the level of our subsidiaries. In 2002 we, together with our subsidiaries, recorded expenses of approximately $1.12 million, out of which $467,000 were included in research and development expenses, $500,000 in selling and marketing expenses and $156,000 in general and administrative expenses. These costs were associated primarily with a reduction in work force and general reduction in all operating expenses. There were no restructuring charges in 2003.

Financial income, net. Financial income consists primarily of interest derived from cash and cash equivalents, net of bank charges, gain (loss) from exchange rates difference and impairment of the Company’s investment in equity securities. Financial income in 2003 was $480,000 compared with financial income of $491,000 in 2002. The interest derived from cash and cash equivalents remained relatively constant throughout the periods presented. The Euro, the British Pound and the Japanese Yen currencies continued to strengthen against the dollar and continued generating gains from exchange rates in 2003.

Other expenses, net. Other expenses, net, were approximately $5,000 in 2003 compared with $932,000 in 2002. Other expenses in 2003 were primarily generated by national insurance costs from prior years, which partially offset by gain from selling of motor vehicles. Other expenses in 2002 were primarily generated by the write off of our investment in Tamir Fishman Ventures II.

Taxes on income. Taxes on income were approximately $49,000 in 2003 compared to approximately $2.7 million in 2002. Taxes on income in 2003 were primarily due to an income tax provision from ongoing operations of approximately $399,000 and deferred tax income of approximately $350,000 regarding carry-forward losses. Taxes on income in 2002 were primarily due to an income tax provision from ongoing operations of approximately $200,000 and due to the increase of the valuation allowance for deferred tax assets of approximately $2.5 million. The increase of the valuation allowance is due to the fact that the Company’s ability to use the remaining net operating loss carry forward is dependent upon future taxable income.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues. Revenues increased approximately 6.2% to $49.52 million during 2002 compared with revenues of $46.6 million during 2001. This increase was primarily a result of increases in sales of Privilege products (following the Preview asset acquisition) and in sales of our eToken products due to increased market penetration.

Cost of revenues. Cost of revenues primarily includes the manufacturing cost of the hardware and overhead related to manufacturing activity. Cost of revenues was approximately $10.2 million during 2002 compared with $9.3 million in 2001. This slight increase was due to our producing a slightly different mix of products in 2002. Since the cost of revenues is different for all of the products we produce, a change in the mix of products we produce in any given year will subsequently change our cost of revenues in that year. Cost of revenues, as a percentage of total revenues, increased to 20.7% in 2002 as compared to 20% in 2001.

Research and development expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in on-going research and development activities, costs of subcontractors and related expenses. Research and development expenditures increased 10.9% to approximately $12.24 million during 2002, as compared to $11.04 million during 2001. As a percentage of revenues, research and development expenses, increased to 24.7% in 2002 from 23.7% during 2001. This increase was due to an increase in compensation expenses resulting from the hiring of new research and development personnel, primarily for the development of eToken and for our new research and development center that we opened in connection with the Preview acquisition.

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

General and administrative expenses. General and administrative expenses consist primarily of compensation for finance and human resources, allowance for bad debt, good will amortization as well as professional service expenses. General and administrative expenses decreased to approximately $7.24 million during 2002 as compared to $8.88 million during 2001. As a percentage of revenues, general and administrative expenses, decreased to 14.6% in 2002 from 19% during 2001. This decrease in general and administrative expenses resulted primarily from the fact that goodwill amortization in 2002 decreased by $1.96 million as compared to 2001. This decrease in goodwill amortization was due to our adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, whereby we ceased amortizing goodwill and performed an annual impairment test in accordance with SFAS 142 (see Note 2 to our consolidated financial statements).

Restructuring charges. As a result of the downturn in the global economic conditions, the decline in overall business levels and the related impact on our operations, we implemented during 2002 a worldwide restructuring and cost reduction plan, including at the level of our subsidiaries. In 2002, we, together with our subsidiaries, recorded expenses of approximately $1.12 million, out of which $467,000 were included in research and development expenses, $500,000 in selling and marketing expenses and $156,000 in general and administrative expenses. These costs were associated primarily with a reduction in work force and general reduction in all operating expenses.

Impairment of intangible assets. Impairment of intangible assets in 2001 consisted of the impairment of $5.2 million of goodwill. There was no impairment of intangible assets in 2002.

Financial income (expenses), net. Financial income (expense) consists primarily of interest derived from cash and cash equivalents and marketable debt securities, net of bank charges, gain (loss) from exchange rates difference and loss on decreases in value of the Company’s investment in equity securities. Financial income in 2002 was $491,000 compared with financial expenses of $410,000 in 2001. This increase was primarily generated by foreign currency gains, due to the increase in exchange rate of Euros and Japanese Yen to the dollar and the weakening of the New Israeli Shekel to the dollar, partially offset by continued decrease of interest derived from cash and cash equivalents.

Other expenses, net. Other expenses, net, were approximately $932,000 in 2002 compared with $3.4 million in 2001. Other expenses in 2002 were primarily generated by the write off of our investment in Tamir Fishman Ventures II. Other expenses in 2001 were primarily generated by the write off of our investment in FAST Multimedia Inc. (See Item 7: “Related Party Transactions”).

Taxes on income. Taxes on income were approximately $2.7 million in 2002 compared to an income tax benefit of approximately $347,000 in 2001. Taxes on income in 2002 were primarily due to an income tax provision from ongoing operations of approximately $200,000 and due to the increase of the valuation allowance for deferred tax assets of approximately $2.5 million. The increase of the valuation allowance is due to the fact that the Company’s ability to use the remaining net operating loss carry forward is dependent upon future taxable income. Taxes on income in 2001 were primarily due to an income tax provision from ongoing operations of approximately $139,000 offset by a deferred tax income benefit of approximately $486,000 regarding carry-forward losses.

B. LIQUIDITY AND CAPITAL RESOURCES

Since our inception, our operations have been funded through capital contributions, cash flow from operations and capital gains from sales of marketable securities. Our business is not capital intensive. Generally, we invest our excess cash in instruments that are highly liquid.

As of December 31, 2003, we had cash and cash equivalents and marketable securities aggregating approximately $19.5 million. Our marketable securities, as of December 31, 2003, amounted to approximately $1.23 million. Accumulated unrealized holding gains from available-for-sale securities (which are presented as part of shareholders’ equity until realized) amounted to approximately $193,000 as of December 31, 2003. At December 31, 2003, we had equity investments in Comsec Information Security Ltd. and Tamir Fishman Ventures II Ltd., Israeli companies publicly traded on the Tel Aviv Stock Exchange.

Our operating activities provided cash in the amount of $5.90 million in 2003 primarily due to a decrease in inventories, an increase in deferred revenues, an increase in accrued expenses and other accounts payable, and depreciation and amortization which was partially offset by a decrease in trade receivable and an increase in deferred income tax. Our operating activities provided cash in the amount of $4.24 million in 2002 primarily due to a decrease in other accounts receivable and prepaid expenses, a decrease in inventories, a decrease in deferred income tax, equity in losses of an affiliate, impairment of investments and depreciation and amortization which was partially offset by our net operating loss. Our operating activities used cash in the amount of $5 million in 2001 primarily due to our net operating loss and a decrease in income taxes payable which was offset by an increase in accrued expenses and other liabilities, equity in losses of an affiliate, impairment of marketable securities, depreciation and amortization. The improvement in 2003 compared with 2002 and 2001 was primarily attributable to our moving from a net loss to a net income position.

Our investing activities used cash in the amount of $2.58 million in 2003 primarily due to purchase of property and equipment, investment in and loans to affiliates. Our investing activities used cash in the amount of $2.51 million in 2002 primarily due to purchase of property and equipment, investment in and loans to affiliates. Our investing activities provided cash in the amount of $3.4 million in 2001 primarily due to proceeds from sale of available for sale marketable securities, that was offset by purchase of property and equipment, investment in affiliates and payment for the purchase of assets from Preview Systems.

Our financing activities provided cash in the amount of $456,000 in 2003 due to proceeds from exercise of stock options by employees. In 2002, our financing activities did not use or provide any cash. Our financing activities used cash in the amount of $261,000 in 2001 due to purchase of treasury shares.

We had working capital of approximately $26.62 million at December 31, 2003, $22.66 million at December 31, 2002 and $24.65 million at December 31, 2001. Our ratio of current assets to current liabilities was 3.3 at December 31, 2003, 3.4 at December 31, 2002 and 3.9 at December 31, 2001.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology utilizing, among other things, our advanced security algorithms. We work closely with our customers and prospective customers to determine their requirements and to design enhancements and new features to meet their needs. We intend to expand our research and development efforts, and are currently developing new products that incorporate both technology presently used in our products and technology developed for new applications. Our research and development activities have led to periodic releases of improved versions of our HASP, HARDLOCK, Privilege and eSafe products, which offer increased functionality. In addition, our research and development efforts have resulted in the release of eToken in June 2000. We intend to expand our research and development efforts, and we are currently developing new products that incorporate both technology presently used in our products and technology that we are developing for new applications.

Research and development expenditures increased to approximately $12.75 million during 2003, as compared to $12.24 million during 2002 and $11.04 million during 2001. This increase was due to our need to continue investing costs to update current products and develop new products to remain competitive. Accordingly, we expect to expand our research and development efforts, and we are currently developing new products that incorporate both technology presently used in our products and technology that we are developing for new applications.

D. TREND INFORMATION

There is a trend toward integration of security software inside pre-configured, easy to install hardware appliances. Although Aladdin does not have its own hardware appliance, we have introduced an innovative Virtual Appliance concept that easily allows integration of eSafe products with almost any hardware appliance. We are also working on strategic alliances with major hardware manufacturers to ensure that eSafe’s Virtual Appliance platform works with their high-end hardware appliances. In addition there is an element of service that must be provided to customers when selling hardware devices.

The Internet has become a critical tool for many companies. The importance of the Internet, coupled with the fact that advanced technology has enabled the development of vandals and viruses that can travel over the Internet at the speed of light, causes companies to demand of us increasingly fast and effective responses to these vandals and viruses. In order to meet this challenge, we are working on the development of enhanced versions of eSafe Gateway and eSafe Mail products. We are also continuing to invest in research and development in order to improve the quality of our products and to introduce new more effective products that will deliver more proactive solutions for blocking vandals/viruses and spam.

A substantial portion of our revenues each year are generated by repeat orders from our existing customer base. Software developers that have integrated HASP and Hardlock products into their software packages, generally continue to purchase our products. We expect that we will continue to generate substantial revenues from sales of our software security products to current customers.

The introduction of Active Directory technology by Microsoft and the usage of their Certificate Server as a mainstream authentication platform has opened up the market to mainstream usage of Smartcard based technology. Active Directory is Microsoft’s trademarked directory service, an integral part of the Windows 2000 architecture. Like other directory services Active Directory is a centralized and standardized system that automates network management of user data, security, and distributed resources, and enables interoperation with other directories. Active Directory is designed especially for distributed networking environments. There is a clear increase in adaptation of Public Key Infrastructure (PKI) technology and usage of Token / Smartcard for authentication of users’ access to the network. PKI enables users of an essentially non-secure, public network such as the Internet to securely and privately exchange data and money through the use of a public and a private cryptographic key pair that is obtained and shared through a trusted authority. The public key infrastructure provides for a digital certificate that can identify an individual or an organization and directory services that can store and, when necessary, revoke the certificates.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003:

	Payment Due

Contractual Obligations	Total	Less than 1 Year	2 Years	3 Years	4 Years	5 Years	After 5 Years

	(in thousands)						------
Operating leases (1)	$7,042	$2,551	$1,978	$1,735	$474	$304	------
Purchase obligations (2)	$3,820	$1,063	$940	$790	$197	$92	------
Other long-term commitment (3)	$3,410	$1,279	$1,705	$426	------	------	------
Royalties fee (4)	------	-----	-----	-----	------	------	------

Total contractual Obligations	$13,534	$4,893	$4,623	$2,951	$671	$396	------

(1)	The operating lease are for the premises and vehicles that we lease for our operation, research & development, sales & marketing and headquarters.
(2)

We have entered into several frame purchase orders. These orders are designed to reduce costs of components with high consumption and high production costs. In some cases, we are entitled to terminate our commitment upon agreed advance notice, which is subject to a penalty.

(3)

In 2000, we signed an agreement with Tamir Fishman Ventures II, LLC (“TFV”). According to this agreement, we committed to invest up to $8.5 million on demand from TFV. We based our assumption of the future commitment per year on our past experience, since we cannot foresee when the demands will be placed.

(4)

In consideration for the rights and license to use and sell third party’s software product, we committed to pay a license fee of 25% of the net revenues from sales of the said software product to our partners or customers.

G. SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement.

Item 6.          Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

As of May 1, 2004, our directors, senior management and key employees are as follows:

Name	Age	Position with the Company

Jacob (Yanki) Margalit	41	Chairman of the Board and Chief Executive Officer

David Assia(1)	52	Director

Menahem Gutterman(1)(2)	65	Director

Orna Berry(1)(2)	55	Director

Dany Margalit	36	Director and Executive Vice President, Technologies

Erez Rosen	43	Chief Financial Officer

Ami Dar	44	President of Aladdin Knowledge Systems Inc.

Steve Langerock	49	Chief Executive Officer of Aladdin Knowledge Systems Inc.

Leedor Agam	40	Vice President eBusiness and eToken Solutions.

Dror Irani	44	Vice President, eSafe Business Unit Manager

Avishai Ziv	45	Vice President Business Development

Shimon Gruper	43	Executive Vice President, Internet Technologies

Avi Barir	50	Vice President Software Commerce
Stephen Axel	48	Vice President Global Marketing

(1) Member of the audit committee (2) Outside Director

Jacob (Yanki) Margalit founded our company in 1985 and has served as our Chairman of the Board and Chief Executive Officer since 1987. Mr. Margalit served as our Chief Financial Officer from 1987-1993 and has served as a director since 1985.

David Assia has served as a director of our company since 1993. Mr. Assia is a co-founder of Magic Software Enterprises Ltd. and Mashov Computers Ltd. Mr. Assia currently serves as the Executive Chairman of Magic Software. From 1983 to 1996, Mr. Assia was the Chief Executive Officer and Chairman of Magic Software. Mr. Assia is also a member of the boards of directors of Radview Software Ltd, Babylon Ltd. and the Weizmann Institute of Science. Mr. Assia serves as the Vice-Chairman of the Israel Software Houses Association. Mr. Assia holds a B.A. and an M.B.A. from Tel Aviv University.

Dr. Menahem Gutterman has been an outside director since December 31, 2000. Dr. Gutterman is a Senior Managing Partner of Atid Capital Partners.Dr. Gutterman has served as Executive Vice President and Head of the Operations Information Systems Division of Israeli Discount Bank Ltd since 1992. Dr. Gutterman served as General Manager’s Assistant at Israel Discount Bank Ltd. from 1981-1992. Prior to joining Israel Discount Bank Ltd., Dr. Gutterman served as Vice President of Sales and Services at Elscint Ltd., as well as Managing Director of Clal Systems. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in Mathematics.

Dr. Orna Berry has been an outside director since December 31, 2001. Dr. Berry is a venture partner in Gemini Israel Funds Ltd. and since 2000 has served as the active Chairperson in both Lambda Crossing, Ltd., and in Riverhead Networks, Inc., which was sold to Cisco in April 2004.Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997-2000 and Co-President of ORNET Data Communications Technologies Ltd. from 1993-1997. From 1992-1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv University and Haifa University.

Dany Margalit joined our company in 1987 as Research and Development Manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed Executive Vice President, Research and Development. In 1998, he was appointed Executive Vice President, Technologies. Mr. Margalit holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

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

Steve Langerock began as Chief Financial Officer of Aladdin Knowledge Systems Inc. in 1996, was promoted to Software Commerce Division president in 1998 and has been Chief Executive Officer of Aladdin Knowledge Systems Inc. since 1999. He joined Glenco in 1995 and was promoted to Chief Financial Officer and General Manager in 1996. Prior to joining Glenco, he was Administration/Operations Manager for Advantest, a world leader in the production of semiconductor test equipment. Mr. Langerock has extensive experience in the sales, production and financial arenas. Mr. Langerock holds a BA in Business Management and Accounting and is a CPA and CPIM.

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

Dror Irani joined Aladdin in 1999 and is currently Vice President eSafe Business Unit Manager. Within Aladdin he has accelerated Aladdin’s revenue growth as Vice President of Sales for Internet Security, Vice President of Global Sales and in his current role, Mr. Irani is fully responsible for the entire eSafe Content Security product line (strategy development, R&D, business development, global channel expansion and sales execution). Prior to joining Aladdin, Mr. Irani developed extensive international sales expertise and management capability within the hi-tech industry. His prior executive roles include sales and marketing positions at Efrat and Comverse Network Systems. Mr. Irani holds an MBA, an MA in Economics as well as BSc in Computer Science from Hebrew University in Jerusalem and has recently completed The General Manager Program (TGMP) at Harvard Business School.

Avishai Ziv was appointed Vice President Business Development on January 7, 2001. Mr. Ziv previously served as Vice President of Business Development of Runway Ltd. and Managing Director of C.D.I. Systems Ltd. Mr. Ziv also served as a management consultant to major industrial and hi-tech corporations on strategy and business development and to the Israeli Ministry of Foreign Affairs. Mr. Ziv holds a bachelors of arts degree in Political Science and Labor Studies and a masters in Labor studies from Tel Aviv University.

Shimon Gruper has been Executive Vice President of Internet Technologies of our company since the acquisition of EliaShim in December of 1998. Mr. Gruper founded EliaShim in 1983 and served as its Chief Executive Officer until December 1998. He previously served in a computer unit of the Israeli Air Force.

Avi Barir has been our Vice President of Software eCommerce DRM since 2000. He is responsible for Aladdin’s Software Digital Rights Management (DRM) products, including HASP, Hardlock, and Privilege, and the products of Preview Systems: Ziplock and Vbox. From 1999 to 2000 Mr. Barir served as the Vice President of Marketing in BreezeCom (NASDAQ: BRZE) Alvarion (NASDAQ: ALVR, formerly BreezeCom), a company specializing in broadband wireless solutions. Between 1997 and 1999 Mr. Barir served as the Associate Vice President of Marketing in ECI Telecom’s (NASDAQ: ECIL) Access Solutions SBU. During the first 18 years of his career Mr. Barir held various research and development and sales positions in the defense industry and in the information technology industry. Mr. Barir holds a B.Sc. degree in Electronics Engineering from the Technion - Israel Institute of Technology, and an MBA degree from Tel Aviv University.

Stephen Axel joined us in December, 2001, as the Vice President of Global Marketing. Prior to joining us, Mr. Axel was the Chief Marketing Officer for VASCO Data Security International, a global provider of security solutions. He brings 20 years of marketing experience to our company and has extensive and proven expertise in brand strategy and management, product positioning, and the development of integrated marketing campaigns. A graduate of the University of California-Santa Barbara with a degree in Business Economics, Mr. Axel received his MBA degree from Northwestern University’s J.L. Kellogg School of Management.

Yanki Margalit and Dany Margalit are brothers.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. COMPENSATION

During the year ended December 31, 2003, we paid in the aggregate direct remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year (not including our subsidiaries), approximately $1,232,763. This amount includes directors’ fees and expenses, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we set aside or accrued approximately $130,707 to provide pension, retirement or similar benefits.

Certain of the compensation paid to our directors in 2003 is paid in the form of options under our Aladdin Knowledge Systems Ltd. 1999 Israeli Share Option Plan. In 2003, we granted options to purchase 2,500 ordinary shares under the 1999 Israeli Share Option Plan to each of Mr. Assia, Dr. Gutterman and Dr. Berry. The exercise price of the options was $2.67 and they vest in various portions over the course of the 12 to 48 month period from the date of grant.

On December 16, 2003, following approval by our audit committee and board of directors, our shareholders approved the provision of indemnification to our directors and officers for up to $7 million (in addition to any amounts paid out under an insurance policy) in addition to their exemption from the duty of care, to the maximum extent permitted under Israeli law. Our current insurance policy covers our directors and officers in amounts of up to $10 million (in the aggregate), however, such amount is to be increased to $15 million, effective June 1, 2004, subject to approval by our audit committee, board of directors and shareholders.

C. BOARD PRACTICES

The Effect of the Company’s New Articles of Association on Board Practices

On December 16, 2003, our shareholders replaced our Articles of Association with a completely new set of Articles of Association which reflect many changes implemented in order to conform with the Israeli Companies Law – 1999. The changes to our Articles of Association include the following, which affect the practices of our board of directors and management:

We are authorized to exempt in advance an “Office Holder” (as defined in the Companies Law) from all or any of his or her liability for damages in consequence of a breach of his or her duty of care to us.

We may enter into a contract for the insurance of our Office Holder against (i) a breach of the duty of care owed to us or a third party, (ii) a breach of the fiduciary duty owed to us, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his or her action would not harm our interests; and (iii) a monetary liability imposed on him or her in favor of a third party, for an act that he or she performed by virtue of being an Office Holder of us.

We are authorized to undertake to give an undertaking in advance to indemnify an Office Holder for an obligation or expense, imposed on him or her in consequence of an act done in his or her capacity as an Office Holder.

To the extent permitted by the Companies Law, our board of directors will have the ability to declare dividends (in cash or in kind) to shareholders, without shareholder approval.

For a description of our policies for indemnification of directors and officers, please refer to Item 10: Indemnification of Directors and Officers, which is hereby incorporated by reference.

Board of Directors

Although our shareholders are free to determine the size of our board, until such a determination is made, our Articles of Association, as amended in 2003, provide for a board of directors of not less than two, and not more than eight members. Each director, with the exception of outside directors who are elected to serve for set periods of time as described below, is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. A vacancy in our board, including a vacancy resulting from an enlargement of the board by resolution of the board of directors, may be filled by a vote of a majority of the directors then in office, even if less than a quorum. A director elected by the board as a result of such vacancy shall be elected to hold office until the next annual meeting of our shareholders.

Our officers serve at the discretion of the board of directors.

Substitute (Alternate) Directors

Our new Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director, for all purposes and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve as both director and as a substitute director.

The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

Outside Directors

The Israeli Companies Law - 1999 requires Israeli companies with shares that have been offered to the public inside or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control of the company; and
•	service as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

The initial term of an outside director is three years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a decision of the court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one outside director and both outside directors must be members of a company’s audit committee.

Pursuant to the requirements of the Israeli Companies Law - 1999, Dr. Orna Berry was appointed as an outside director on December 31, 2001 for a three-year term that expires on December 31, 2004. On December 16, 2003 our shareholders reelected Dr. Menahem Gutterman, our outside director who has served as an outside director of the Company since December 31, 2000, for an additional period of three years commencing as of January 1, 2004, and until his respective successor is duly elected and qualified.

An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law - 1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

Audit Committee

The Israeli Companies Law - 1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

We are also required by the NASDAQ National Market to establish an audit committee, at least a majority of whose members is independent of management. Mr. Assia, Dr. Gutterman and Dr. Berry are independent directors under the NASDAQ National Market requirements and serve as the members of our audit committee. Mr. Assia and Dr. Gutterman qualify as our “financial experts”.

Internal Auditor

Under the Israeli Companies Law - 1999, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

D. EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

	Year ended December 31,

Activity	2003	2002	2001

Production	53	53	56
Research and development	175	181	183
Marketing and sales	77	70	84
Administration and management	46	50	51

Total	351	354	374

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

A general practice followed by us, although not legally required (except with respect to employees classified under Israeli law as “Manual Laborers”), is the contribution of funds on behalf of most of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or salary towards savings and the employer contributes 8.33% for severance payments, 5% of his or her salary towards savings and up to 2.5% for disability.

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

E. SHARE OWNERSHIP

All of the persons listed above, under the caption “Directors, Senior Management and Employees” who are employed by us own shares and/or options to purchase ordinary shares. Except as set forth below, none of the named directors or employees owns shares and/or options amounting to 1% or more of our outstanding ordinary shares. As of May 1, 2004, Yanki Margalit beneficially held 2,184,128 ordinary shares which represented 18.35% of our issued and outstanding share capital, and Dany Margalit held 1,093,195 ordinary shares which is 9.21% of our issued and outstanding capital. Information regarding our share option plans presented in Note 14D to our consolidated financial statements is incorporated herein by reference.

Item 7.          Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of May 1, 2004, regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares as of May 1, 2004 by each person who is known to own at least 5% of our outstanding ordinary shares. The table also includes the number of shares underlying options that are exercisable within 60 days of May 1, 2004. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Name and Address	Number of Shares Owned	Percent of Shares*

Yanki Margalit 15 Beit Oved Street Tel Aviv 61110, Israel	2,184,128	18.35%

Dany Margalit 15 Beit Oved Street Tel Aviv 61110, Israel	1,093,195	9.21%

Juniper Trading Services 9 Bermudian Road Hamilton Hill Bermuda	1,417,400	11.94%

Diker Management, LLC 745 Fifth Avenue, Suite 1409 New York, New York 10151	647,156	5.45%

     *Assumes the holder’s beneficial ownership of all ordinary shares that the holder has a right to purchase within 60 days.

As of May 1, 2004, there were a total of 73 holders of record of our issued and outstanding ordinary shares, of which 44 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 72% of our issued and outstanding ordinary shares.

B. RELATED PARTY TRANSACTIONS

     Stock Option Grant to Mr. Dany Margalit, our Director and Executive Vice President

On December 16, 2003 our shareholders, following approval by our audit committee and board of directors, approved that our director Mr. Dany Margalit, be granted options to purchase 65,000 of our ordinary shares at an exercise price of $8.52 and subject to a four-year vesting schedule.

     Amendment to the Employment Terms of Mr. Yanki Margalit, our Chairman and CEO

In the final quarter of 2002 our audit committee, board of directors and shareholders approved the amendment of Mr. Yanki Margalit’s employment terms. Effective as of October 2002, Mr. Yanki Margalit’s annual salary is $150,000. In addition, commencing in 2002, Mr. Yanki Margalit receives an annual performance based bonus equivalent to 1.5% of year to year increases in our annual revenues. Commencing in the fourth quarter of 2002, Mr. Yanki Margalit receives a quarterly performance based bonus equivalent to 3% of our quarterly net profits. On April 14, 2003, Mr. Yanki Margalit received options to purchase 100,000 of our ordinary shares at an exercise price per share of $1.20 which will be subject to a 3 year vesting schedule such that one third of these options will vest annually. Mr. Yanki Margalit also receives the use of an automobile from the Company, 25 days of paid vacation per year as well as other benefits commonly paid by companies in Israel.

     Stock Purchase Plan Commitment of Mr. Yanki Margalit, our Chairman and CEO

Pursuant to an undertaking, during each of 12 months ending January 2004, Mr. Margalit purchased stock on the open market equal to 15 percent of his net salary. The 12-month purchase plan was executed by Mr. Margalit, irrespective of the price of the stock which ranged between $2.25 and $12.95 subject to applicable law.

     Loan Agreements with Officers

In 2000, we entered into loan agreements with several of our officers pursuant to which we granted such officers loans in the aggregate amount of $1,150,000 for the purpose of enabling them to invest in Tamir Fishman Venture Capital II Ltd.. The above loans were linked to the Israel consumer price index and were interest bearing at the rate of 4% per year. These loan programs were cancelled in January 2002. Our employees (and former employees) transferred their shares in Tamir Fishman Venture Capital II Ltd. to us in return for the waiver of the commitment of the employees regarding the loans granted to them by us. In addition, Aladdin Knowledge Systems Inc. loaned its employees $124,000. This amount includes money loaned to our employees who have since left the company. We are currently concluding similar arrangements for our US subsidiary.

     Strategic Agreement with Athena Research Ltd.

In December 1998, we signed a strategic agreement with Athena Research Ltd. (our former partner in Aladdin Knowledge Systems Japan Co.), under which we formed a joint venture named Athena Smartcard Solutions Ltd. which develops and markets smartcard solutions based on our Smartcard Environment (ASE) technology. Since 1999, we have provided Athena with certain loans from time to time up and until the first quarter of 2003. As of May 2004, the aggregate outstanding loans to Athena amounted to $2,484,000. We have made a provision in our financial statements with respect to the likelihood that Athena will be able to repay its debt to us.

     Indemnification Agreements with Our Directors and Officers

On December 16, 2003, following approval by our audit committee and board of directors, our shareholders approved the provision of indemnification to our directors and officers for up to $7 million (in addition to any amounts paid out under an insurance policy) in addition to their exemption from the duty of care, to the maximum extent permitted under Israeli law. Our shareholders approved this indemnification for all of our existing directors and for any future directors.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8.          Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are included in this annual report in “Item 18: Financial Statements”.

Legal Proceedings

     Aladdin Systems Inc.

During 1988, we became aware of the possibility that Aladdin Systems Inc. was infringing our trademark. We did not however file a complaint against Aladdin Systems Inc. until October 2003, when Aladdin Systems Inc. issued a press release announcing its release of a new spam-blocking software product under our trademark. Upon learning of this product, we proceeded to file a complaint and request for preliminary relief against Aladdin Systems Inc., Aladdin Enterprise Solutions Inc. and Aladdin Systems Holding, Inc. We have recently reached a settlement with these companies as well as with Microcomputer Software, Inc., who recently purchased Aladdin Systems Inc.

     Investigation against former distributor

During recent years we have become aware of and are currently investigating the possibility that one of our former Asian distributors is infringing our intellectual property .We are currently still investigating this possible infringement however, should we come to the conclusion that our intellectual property is being infringed upon, we will take appropriate steps to protect our intellectual property.

     Network Commerce Inc.

On May 3, 2002, a claim was brought against our United States subsidiary, Aladdin Knowledge Systems, Inc. by Network Commerce Inc. In this action, the plaintiff claimed that our software, including Privilege SCP infringed the plaintiff’s United States patent. The plaintiff requested a preliminary and permanent injunction, damages and attorneys’ fees. Aladdin denied the allegations of the claim and asserted that plaintiff’s patent is invalid. This claim was settled in December 2002 and received the required court approval on April 25, 2003.

     Hilgraeve, Inc., Symantec Corporation

On October 2, 2002, a claim was brought by Hilgraeve, Inc., the predecessor-in-interest of Symantec Corporation, against us, our United States subsidiary and other companies, including one of our resellers who we agreed to represent and indemnify. The plaintiff claimed in this action that our eSafe product infringes the plaintiff’s United States patent. The plaintiff requested a preliminary and permanent injunction, damages and reasonable attorney fees. This claim was settled in the beginning of March 2004. The terms of the settlement, which did not include admission of liability, included a license and covenant not to sue.

     Injunction against former distributor

In November 2003, we won an injunction against a former Brazilian distributor and its owners, Mauro Moreira and Luciane Moreira, of Rio de Janeiro. The injunction requires the defendants to cease several actions that violate obligations undertaken in a 1999 agreement they entered into with us. A sequence of abuses, misrepresentations and questionable actions of the Brazilian defendants led to the termination of distribution agreements and caused us to file the lawsuit against them in November 2003. On November 26, 2003, the Brazilian court rendered its preliminary decision and accepted all our injunction requests. In its decision, the court ordered the defendants to cease from making use of the name “Aladdin” in any way, and to refrain from offering or selling any of our products. The court also stated that the defendants shall not offer or sell any product that competes with our products for a period of one year as of their knowledge of the decision. According to the decision, all of our confidential material that was held by the former distributor must be delivered to us. The defendants filed an appeal against this decision and the Supreme Court of the State of Rio de Janeiro decided to suspend the effects of the injunction alleging that the lawsuit is very complex and the court of first level should await to hear all the contests of all defendants. We filed arguments against the defendants’ appeal and against the decision of the State Court, yet the appellate court upheld its decision to suspend the effects of the injunction.

     Andrew Pickholtz

Our subsidiary Aladdin Knowledge Systems Inc., and we were named as defendants in a complaint filed on May 19, 2004, by Andrew Pickholtz in the U.S. District Court for the Northern District of California alleging that our HASP, Hardlock and MicroGuard products infringe a patent owned by Mr. Pickholtz. Mr. Pickholtz is seeking damages in an unspecified amount relating to such alleged infringement, declaratory judgment, enhanced damages, interest, attorneys’ fees and any further relief the court may deem appropriate. We believe the complaint is without merit and intend to defend ourselves vigorously. Any liability we incur in connection with this complaint could materially harm our business and financial position and, even if we defend ourselves successfully, there is a risk that management distraction in dealing with this complaint could harm our results.

Except as set forth above, we are not party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business.

Dividend Distributions

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. We do not intend to pay cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

There have not been any significant changes in the company since the date of our financial statements.

Item 9.          The Offer and Listing

A. OFFER AND LISTING DETAILS

The table below sets forth the high and low reported sales prices of the ordinary shares, as reported by NASDAQ during the indicated fiscal quarters:

Period	High	Low

May 2004	$27.70	$20.31

April 2004	$26.39	$18.90

March 2004	$19.80	$14.27

February 2004	$17.43	$11.31

January 2004	$12.95	$8.73

December 2003	$9.89	$7.70

November 2003	$9.39	$7.99

October 2003	$10.10	$5.81

September 2003	$7.98	$6.17

First Quarter 2004	$19.80	$8.73

Fourth Quarter 2003	$10.10	$5.81

Third Quarter 2003	$7.98	$3.75

Second Quarter 2003	$4.10	$2.59

First Quarter 2003	$3.38	$2.25

Fourth Quarter 2002	$2.67	$0.85

Third Quarter 2002	$2.35	$1.20

Second Quarter 2002	$3.80	$2.30

First Quarter 2002	$3.86	$2.81

2003	$10.10	$2.25

2002	$3.86	$0.85

2001	$5.91	$2.43

2000	$44.75	$3.62

1999	$19.31	$6.88

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

In October 1993, we consummated an initial public offering of 1,125,000 ordinary shares. At such time, the ordinary shares were quoted on The NASDAQ National Market. We changed our NASDAQ ticker symbol from ALDNF to ALDN on May 10, 1998. The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States. We intend to apply for the listing of our ordinary shares on the Tel Aviv Stock Exchange immediately following the filing of this report.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10.          Additional Information

A. SHARE CAPITAL
Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Israeli Companies Law and our New Articles of Association

The Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law – 1999 (the “Companies Law”), which became effective on February 1, 2000. The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors or a committee thereof. With the exception of compensation to outside directors in an amount specified in the regulations discussed above, arrangements regarding the compensation of directors also require audit committee and shareholder approval.

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

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term controlling shareholder is defined for these purposes as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. The shareholder approval must include at least one-third of the shares held by shareholders who are present in person or by proxy at the meeting (without taking abstaining votes into account) that do not have a personal interest in the proposed transaction, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

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

Our New Articles of Association

On December 16, 2003 our shareholders approved our new Articles of Association. Our objectives as stated in our Articles of Association are to engage in any lawful activity.

We have currently outstanding only one class of securities, our ordinary shares, par value NIS 0.01 per share. No preferred shares are currently authorized.

Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our new Articles of Association may be amended by a resolution carried at a general meeting by an ordinary majority (50%) of those who voted on the matter. The shareholders’ rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our new Articles of Association require that we hold our annual general meeting of shareholders once every calendar year and in accordance with the timing requirements set forth under Israeli law, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders are present in person or by proxy. If within a half hour from the time appointed for the meeting a quorum is not present, the meeting, shall be dissolved, but in any other case it shall stand adjourned for one week, to the same day, time and place, without it being necessary to notify the shareholders of such or such other time and place as specified in the notice or to such later day and at such time and place as the chairman may determine with the consent of an ordinary majority. If a quorum is not present at the adjourned meeting within half and hour of the time fixed for the commencement thereof, subject to the provisions of applicable law, the persons present shall constitute a quorum. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles of Association (other than modifications of shareholders rights as mentioned above);

•	appointment or termination of our auditors;

•	appointment and dismissal of directors;

•	approval of acts and transactions requiring general meeting approval under the Companies Law;

•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

•	any merger; and

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

Our new Articles of Association provide that our board of directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the objectives of the Company. Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

Indemnification of Directors and Officers

The Israeli Companies Law provides that a company may include in its articles of association provisions allowing it to:

1. partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company.

2.     enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

(a) the breach of his duty of care to the company or any other person;

(b)     the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

(c) monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3. indemnify an office holder of the company for:

(a)     monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

(b)     reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

 The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract, which would provide coverage for the liability of an office holder with respect to the following:

•	a breach of his fiduciary duty, except to the extent described above;

•	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

•	an act or omission committed with the intent to unlawfully realize personal gain; or

•	a fine or monetary settlement imposed upon him.

Under the Companies Law, the term office holder includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

C. MATERIAL CONTRACTS

C-Signature Ltd.

In April, 2004, we entered into a convertible loan agreement with C-Signature Ltd., an Israeli company engaged in the development of a novel biometric identity recognition technology. According to the agreement, we will invest an aggregate amount of $1,050,000 in C-Signature, of which $550,000 has already been transferred to C-Signature as a convertible loan. Such loan will be automatically converted into Series A Preferred Shares of C-Signature, unless C-Signature fails to meet a certain agreed upon milestone or unless it ceases development of its product. In both such cases the full amount of the loan, less certain agreed upon amounts, will be repayable. Concurrently with the conversion of the loan, we will invest the remaining $500,000 by purchasing additional Series A Preferred Shares of C-Signature. Upon conversion of the loan and the placement of the remainder of the investment amount, we will hold 19.9% of the share capital of C-Signature, and shall be entitled in future events of issuance of shares by C-Signature, to issuance of certain additional Series A Preferred Shares, for no consideration. We intend to execute a cooperation and technology license agreement with C-Signature according to which we will develop a line of commercial products based on C-Signature’s unique technology and C-Signature shall grant us a license to its technology.

D. EXCHANGE CONTROLS

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

Under Israeli law, both residents and non-residents of Israel may freely hold, vote and trade ordinary shares.

E. TAXATION

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

  General Corporate Tax Structure

In general, Israeli companies are currently subject to corporate tax at the rate of 36% of taxable income.  However, the effective tax rate payable by a company, which derives income from an Approved Enterprise (as further discussed below), may be considerably less.

  Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the rate of 25% (rather than 36% as stated above) for the “Benefit Period”: a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from the year of commencement of production or fourteen years from the year of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the year of commencement. Notwithstanding the foregoing, taxable income of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first two years of the Benefit Period and is taxed at a rate of 25% for the remainder of the Benefit Period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

A company, which qualifies as a “Foreign Investors’ Company”, is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises seeking approval not later than June 30, 2004. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay corporate tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the undistributed income from its Approved Enterprise:

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

In addition, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect (as is the case with us) to forego certain government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the benefits period.

A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the amount distributed (including the company tax thereon) at the rate that would have been applicable had it not elected the Alternative Package (generally 25%). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company also qualifies as a Foreign Investors’ Company, there is no such time limit.) The Company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

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

As above mentioned, certain of our facilities have been granted “Approved Enterprise” status. However, there can be no assurance that we will attain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change, or that the above-mentioned shareholding proportion will be reached and/or maintained.

  Law for the Encouragement of Industry (Taxes), 1969

The following preferred corporate tax benefits, among others, are available to those companies deemed Industrial Corporations. We believe that we are an Industrial Corporation. This provides us with the following benefits:

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

  Israeli Tax on Dividend Income

Israeli tax at a rate of 25% is generally withheld at source from dividends paid to Israeli individuals and non-residents; in general, no withholding tax is imposed on dividends paid to Israeli companies out of profits derived in Israel (subject to the provision of the Israeli Income Tax Ordinance). The applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%. These rates are subject to the provisions of any applicable tax treaty.

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

In addition, there can be no assurance that we will not be a PFIC in 2004 or a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the income test. Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rents and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test. This belief is supported by a private letter ruling issued by the IRS to a company whose circumstances are substantially the same as ours, although such private letter ruling would not be binding on the IRS in determining our status. In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

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

I. SUBSIDIARY INFORMATION
Not applicable.

Item 11.          Quantitative and Qualitive Disclosures About Market Risk

Risks

Interest Rate Risks

Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and investment portfolio. We maintain a strict investment policy, which ensures the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. Our cash and cash equivalent as of December 31, 2003, consists primarily of demand deposits and money market funds held by institutions in the United States, Israel, The UK, The Netherlands, Germany, Japan and France. Due to the nature of our cash and cash equivalents and short-term investments, we have concluded that we do not have material market risk exposure.

Foreign Currency Exchange and Inflation Risks

Since the majority of our revenues are paid in or linked to U.S. dollars and Euro, we believe that the effects of inflation and fluctuations in the NIS/U.S. dollar and the Euro/ U.S. dollar exchange rate may result in a material effect on our revenues. Inflation in Israel, NIS/U.S. dollar and the Euro/ U.S. dollar exchange rate fluctuations, have some influence on our expenses, which un turn affect our net income. The cost of Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar.

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

Equity Investments

We have investments in marketable equity securities of publicly traded companies. These investments, as of December 31, 2003, were considered available-for-sale, with any unrealized gains or losses deferred as a component of stockholders’ equity accumulated other comprehensive income (loss). At December 31, 2003, the fair market value of these investments was $1,129,000.

Together with our US subsidiary we have committed to invest approximately $8.5 million in Tamir Fishman Ventures II (Israel) L.P. and in a Delaware limited partnership related to Tamir Fishman Ventures II LLC. As of December 31, 2003 we had invested approximately $5.12 million. Together with our US subsidiary, as of May 31, 2004 we have invested a total of $8.54 million in Tamir Fishman Ventures II (Israel) L.P. and in a Delaware limited partnership related to Tamir Fishman Ventures II LLC, which represents more than half of our total commitment.

Item 12.          Descriptions of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

On December 16, 2003, our shareholders adopted our new Articles of Association conforming with the Israeli Companies Law – 1999, which became effective on February 1, 2000. For a description of how our new Articles of Association affect the rights of our shareholders, please refer to Item 10: The Israeli Companies Law and our new Articles of Association, which is hereby incorporated by reference.

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

Item 16.          [Reserved]

Item 16A.       Audit Committee Financial Expert

Our board of directors has determined that Mr. David Assia and Dr. Menahem Gutterman are audit committee financial experts.

Item 16B.        Code of Ethics

We have adopted a code of ethics that imposes certain policies relating to ethical conduct on all of our employees, officers and directors, including our chief executive officer, chief financial officer, principal accounting officer, and persons performing similar functions.

Item 16C.        Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2003 and 2002, and fees billed for other services rendered by Ernst & Young LLP.

	2003	2002

Audit Fees(1)	$117,663	$136,525
Audit-Related Fees(2)	$57,749	$57,281
Tax Fees(3)	$153,522	$153,363

(1)

Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees are fees principally for services that traditionally are performed by the independent auditor, including: review of financial statements included in the Company’s quarterly reports, accounting consultation and consultation concerning financial accounting and reporting standards.

(3)

Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning and tax advice. Tax service fees also include fees relating to other tax advices, tax consulting and planning other than for tax compliance and preparation.

Item 16D.       Exemptions for the Listing Standards for Audit Committees

As a foreign private issuer the Company remains exempt, until July 31, 2005, from the NASDAQ requirement to adopt an audit committee charter. Furthermore, the Company’s audit committee was established and selected pursuant to the laws of Israel, and therefore the Company relies on the exemptions set forth in Rule 10A with respect to its independence.

PART III

Item 17.          Financial Statements

Not applicable

Item 18.          Financial Statements

See Consolidated Financial Statements, following the signature page and certifications below.

Item 19.          Exhibits

1.1	Articles of Association of the registrant, approved by shareholders on August 15, 1993.(1)

1.2	Articles of Association of the registrant, approved by shareholders on December 16, 2003.

1.3	Memorandum of Association of the registrant.(1)(2)

4.1	Asset Purchase Agreement dated as of May 17, 2001, by and between Preview Systems Inc. and the registrant. (3)

4.2	Strategic Investor Agreement dated as of February 21, 2000, by and between the registrant and Tamir Fishman Ventures. (3)

4.3	Subscription by Aladdin for partnership units in Tamir Fishman Ventures. (3)

4.4	Share Purchase Agreement dated as of February 22, 2001, by and between the registrant and Tamir Fishman Venture Capital Ltd. (3)

4.5	Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers.

4.6	Convertible Loan Agreement dated as of April 29, 2004, by and between C-Signature Ltd. and the registrant. (4)

8.1	List of subsidiaries.

10.1	Consent letter from Kost, Forer, Gabbay & Kasierer.

10.2	Consent letter from Blick Rothenberg.

11.	Code of Ethics

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(2)	English translation or summary from Hebrew original.

(3)	Incorporated by reference from our 2000 20-F filed with the Securities Exchange Commission on June 30, 2001.

(4)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Tel Aviv, State of Israel, on this 28 day of June 2004.

ALADDIN KNOWLEDGE SYSTEMS LTD.

By:	/s/ Yanki Margalit

Yanki Margalit

Chief Executive Officer and

Chairman of the Board

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

ALADDIN KNOWLEDGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Aladdin Knowledge Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of Aladdin Knowledge Systems Western Europe Ltd., a wholly-owned U.K. subsidiary, which statements reflect total assets constituting 5% and 4% as of December 31, 2002 and 2003, respectively, and total revenues constituting 6%, 7% and 15% of the related consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for oversight Board (United States) Aladdin Knowledge Systems Western Europe Ltd., is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets”, effective January 1, 2002.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 22, 2004	A Member of Ernst & Young Global

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,235	$18,287
Marketable securities (Note 3)	860	1,229
Trade receivables (net of allowance for doubtful accounts - $ 991 in 2002 and $ 972 in 2003)	8,094	9,766
Other accounts receivable and prepaid expenses (Note 4)	2,177	2,223
Deferred income taxes (Note 13g)	469	669
Inventories (Note 5)	6,269	5,795

Total current assets	32,104	37,969

LONG-TERM INVESTMENTS:
Investment in affiliate (Note 6)	-	-
Investment in other company (Note 7)	2,252	3,962
Severance pay fund	1,957	2,322

Total long-term investments	4,209	6,284

PROPERTY AND EQUIPMENT, NET (Note 8)	3,478	2,447

OTHER ASSETS, NET
Intangible assets, net (Note 9)	752	531
Goodwill (Note 10)	7,281	7,281
Deferred income taxes (Note 13g)	715	956

Total other assets	8,748	8,768

Total assets	$48,539	$55,468

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,

	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,398	$2,306
Deferred revenues	2,323	3,415
Accrued expenses and other accounts payable (Note 11)	4,719	5,623

Total current liabilities	9,440	11,344

ACCRUED SEVERANCE PAY	2,772	3,168

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital: Ordinary shares of NIS 0.01 par value - Authorized: 15,000,000 shares at December 31, 2002 and 2003; Issued: 11,477,922 shares at December 31, 2002 and 2003; Outstanding: 11,253,822 and 11,405,302 shares at December 31, 2002 and 2003, respectively	37	37
Additional paid-in capital	36,147	36,147
Treasury shares	(1,164)	(377)
Accumulated other comprehensive loss	(4,529)	(3,092)
Retained earnings	5,836	8,241

Total shareholders’ equity	36,327	40,956

Total liabilities and shareholders’ equity	$48,539	$55,468

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2001	2002	2003

Revenues (Note 16):
Software security	$38,421	$40,093	$43,521
Enterprise security	8,192	9,427	11,204

Total revenues	46,613	49,520	54,725

Cost of revenues:
Software security	7,753	8,054	7,995
Enterprise security	1,567	2,184	1,804

Total cost of revenues	9,320	10,238	9,799

Gross profit	37,293	39,282	44,926

Operating expenses:
Research and development (Note 1c)	11,043	12,245	12,759
Selling and marketing (Note 1c)	22,474	21,990	22,012
General and administrative (Note 1c)	8,877	7,247	7,745
Impairment of intangible assets (Note 2)	5,211	-	-

Total operating expenses	47,605	41,482	42,516

Operating income (loss)	(10,312)	(2,200)	2,410
Financial income (expenses), net (Note 17a)	(410)	491	480
Other expenses, net (Note 17b)	(3,372)	(932)	(5)

Income (loss) before taxes on income	(14,094)	(2,641)	2,885
Taxes on income (Note 13)	(347)	2,738	49

Income (loss) before equity in losses of an affiliate	(13,747)	(5,379)	2,836
Equity in losses of an affiliate	(1,168)	(1,257)	(100)

Net income (loss)	$(14,915)	$(6,636)	$2,736

Net earnings (loss) per share (Note 17c):
Basic	$(1.32)	$(0.59)	$0.24

Diluted	$(1.32)	$(0.59)	$0.23

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss		Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2001	$37	$36,147	$(903)		$(3,972)	$27,387		$58,696
Purchase of Treasury shares	-	-	(261)		-	-		(261)
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net of taxes	-	-	-		(1,302)	-	$(1,302)	(1,302)
Less - reclassification of adjustment of other than temporary decrease in value of available-for-sale marketable securities	-	-	-		1,004	-	1,004	1,004
Foreign currency translation adjustments	-	-	-		(593)	-	(593)	(593)

Total other comprehensive loss	-	-	-		-	-	(891)	-
Net loss	-	-	-		-	(14,915)	(14,915)	(14,915)

Total comprehensive loss							$(15,806)

Balance as of December 31, 2001	37	36,147	(1,164)		(4,863)	12,472		42,629
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities, net of taxes	-	-	-		(645)	-	$(645)	(645)
Less - reclassification of adjustment of other than temporary decrease in value of available-for-sale marketable securities	-	-	-		250	-	250	250
Foreign currency translation adjustments	-	-	-		729	-	729	729

Total other comprehensive income	-	-	-		-	-	334	-
Net loss	-	-	-		-	(6,636)	(6,636)	(6,636)

Total comprehensive loss							$(6,302)

Balance as of December 31, 2002	37	36,147	(1,164)		(4,529)	5,836		36,327
Exercise of stock options	-	-	787		-	(331)		456
Other comprehensive income:
Unrealized gain on available-for-sale marketable securities, net of taxes	-	-	-		260	-	$260	260
Foreign currency translation adjustments	-	-	-		1,177	-	1,177	1,177

Total other comprehensive income	-	-	-		-	-	1,437	-
Net income	-	-	-		-	2,736	2,736	2,736

Total comprehensive income							$4,173

Balance as of December 31, 2003	$37	$36,147	$(377)	$	*) (3,092)	$8,241		$40,956

*)	Composed as follows:

Accumulated unrealized gains from available-for-sale marketable securities, net of taxes	$193
Accumulated foreign currency translation adjustments	(3,285)

Accumulated other comprehensive loss	$(3,092)

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:

Net income (loss)	$(14,915)	$(6,636)	$2,736
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,415	2,310	2,110
Impairment of intangible assets	5,211	-	-
Impairment of investment in FAST	3,350	-	-
Equity in losses of an affiliate	1,168	1,257	100
Impairment of investment in other company	-	1,038	-
Increase in accrued severance pay, net	196	28	31
Impairment of available-for-sale marketable securities	1,004	391	-
Deferred income taxes, net	(486)	2,500	(414)
Decrease (increase) in trade receivables	3	109	(1,450)
Decrease (increase) in inventories	(982)	1,383	1,033
Decrease in other accounts receivable and prepaid expenses	150	984	72
Increase (decrease) in trade payables	(686)	304	(114)
Increase in deferred revenues	365	297	1,092
Increase (decrease) in accrued expenses and other accounts payable	(3,777)	317	723
Other	(43)	(35)	(15)

Net cash provided by (used in) operating activities	(5,027)	4,247	5,904

Cash flows from investing activities:

Proceeds from short-term bank deposits	500	-	-
Proceeds from sale of available-for-sale marketable securities	11,004	-	-
Investment in shares and long-term loan of an affiliate	(650)	(987)	(100)
Proceeds from long-term loans to an affiliate	250	-	-
Purchase of property and equipment	(1,235)	(1,141)	(913)
Proceeds from sale of property and equipment	31	74	139
Purchase of intangible assets	-	(16)	-
Investment in other company	(1,241)	(444)	(1,710)
Payment for the purchase of Preview (1)	(5,239)	-	-

Net cash provided by (used in) investing activities	3,420	(2,514)	(2,584)

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from financing activities:

Proceeds from exercise of options	-	-	456
Purchase of Treasury shares	(261)	-	-

Net cash provided by (used in) financing activities	(261)	-	456

Effect of exchange rate on cash and cash equivalents	(271)	296	276

Increase (decrease) in cash and cash equivalents	(2,139)	2,029	4,052
Cash and cash equivalents at the beginning of the year	14,345	12,206	14,235

Cash and cash equivalents at the end of the year	$12,206	$14,235	$18,287

Supplemental disclosure:

Income taxes paid during the year	$3,200	$419	$490

Non-cash activities:

Conversion of long-term note receivable to an investment in an affiliate (Note 15)	$3,350	$-	$-

Waiver of employee loans in exchange for investment in Tamir Fishman Venture II Ltd.	$-	$600	$-

Conversion of balance in trade receivable due from an affiliate to long-term loan to an affiliate	$-	$244	$-

(1) Payment for purchase of Preview (see Note 1b):

Fair value of assets acquired and liabilities assumed at the date of acquisition:

Trade receivables	$339
Property and equipment	662
Accrued expenses in respect of acquisition costs	(194)
Intangible assets - current technology	1,039
Goodwill	3,393

	$5,239

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.

Aladdin Knowledge Systems Ltd. and its wholly-owned subsidiaries (collectively, “the Company” or “Aladdin”) is engaged in software security (or Digital Rights Management, or DRM) and enterprise security.

Within software security, Aladdin develops and markets the following products: HASP and Hardlock, hardware-based software security systems, Privilege SCP, a software marketing, licensing and distribution platform. Both the software and the hardware products protect our customers’ software against unauthorized copying and illegal use.

Within enterprise security, Aladdin develops and markets the USB-based eToken device for user authentication and e-commerce security and the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and non-productive Internet-born content.

The Company is dependent upon sole source suppliers for certain key components used in its products. Although there are a limited number of manufacturers of these particular components, the Company's management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company and its financial position.

	b.	Acquisition of Preview Systems Inc. (“Preview”):

On July 19, 2001, the Company acquired certain assets and assumed certain liabilities of Preview Systems Inc. (“Preview”). Pursuant to the terms of the acquisition agreement, the Company paid $ 5,239 in cash, out of which $ 327 was in respect of acquisition costs.

Preview was engaged in the business of providing an Internet-based infrastructure solution, creating an end-user electronic distribution chain.

The operations of Preview are included in the consolidated financial statements from the date of acquisition.

The acquisition was accounted for by the purchase method of accounting, in accordance with Statement of Financial Accounting Standards No. 141 “Business Combination” (“SFAS No. 141”), and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

The following table summarizes the estimated fair value of assets acquired at the date of acquisition:

Trade receivables	$339
Property and equipment	662
Goodwill	3,393
Current Technology	1,039

Net assets acquired	$5,433

Pro forma information, in accordance with SFAS No. 141, has not been provided, since the revenues and net loss of Preview for 2001, were not material, in relation to total consolidated revenues and net income (loss).

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

	c.	Restructuring charges:

As a result of the downturn in global economic conditions, the decline in overall business levels and the related impact on the Company’s operations, the Company and its subsidiaries implemented during 2002 a worldwide restructuring and cost reduction plan. In connection with the 2002 restructuring plan, Emerging Issues Task Force 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (Including Certain Cost in Restructuring)” and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” were applied. The Company and its subsidiaries incurred expenses of $ 1,123, out of which $ 467 were included in research and development expenses, $ 500 in selling and marketing expenses and $ 156 in general and administrative expenses.

The major components of restructuring charges were as follows:

Year ended December 31, 2002

Employee termination benefits	$603
Facilities closures	166
Consulting fees	160
Other	194

$1,123

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Financial statements in United States dollars:

1.

The majority of the revenues of the Company and certain of its subsidiaries is generated in United States dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard Board No. 52 “Foreign Currency Translation”. All transactions gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.

The financial statements of a foreign subsidiary and an entity reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts has been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders’ equity.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

Marketable securities:

Management determines the classification of its investments in marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2003 and 2002, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

Following SEC Staff Accounting Bulletin No. 59, management evaluates each period whether declines in the market value of it’s securities are other than temporary. Where such declines are determined to be other than temporary, those securities are written-down to their current market value with the amount of the write-down included in financial expenses (see Note 3 and 17a).

Investment in an affiliate:

The investment in an affiliate over which the Company can exercise significant influence (generally, entities in which the Company holds 20% to 50% of voting rights) is presented using the equity method of accounting, and in accordance with EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”, which requires that an investor recognizes equity method losses based on it’s ownership of all investee securities held by the investor and the changes in the investor’s claim on the investee’s book value. The Company generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

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

As of December 31, 2002, based on management’s most recent analyses, impairment losses have been identified in the amount of $ 291, and have been included in equity losses of an affiliate (see Note 6).

Investment in other company:

The investment in this company is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee. The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. During 2001 and 2002, based on managements most recent analyses, impairment losses have been identified in the amount of $ 1,038 and $ 3,350, respectively (see Note 7 and Note 15).

Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and for market prices lower than cost.

Cost is determined as follows:

Raw materials, parts and supplies - using the moving average cost method.

Work-in-progress and finished products – recorded on the basis of direct manufacturing costs, with the addition of allocable indirect manufacturing costs.

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

Intangible assets:

Intangible assets acquired in a business combination for which date is on or after July 1, 2001, are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”).

Current technology is amortized using the straight-line method over its estimated useful life which is five years.

Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No.144”) and in accordance with Statement of Financial Accounting Standard No. 121 “Accounting for the Impairment of Long-Lived Assets and for the Long-lived Assets to be Disposed Of” (“SFAS No. 121”). SFAS No. 121 related only to 2001. According to SFAS No. 121 and SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset would not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

Goodwill:

Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under “SFAS No. 142”, goodwill acquired in a business combination on or after July 1, 2001, is not amortized. Goodwill that arose from acquisitions completed before July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 5 years.

SFAS No.142 requires goodwill to be tested for impairment on adoption as of January 1, 2002 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rate. During December 2002, the Company performed the required annual impairment tests of goodwill’s fair value. Based on management projections, and expected future discounted operating cash flows, no indication of goodwill impairment was identified. In 2003, as part of the annual impairment test , the Company carried forward the determination of the reporting unit’s fair value, because the assets and liabilities  that comprise the reporting unit have not changed significantly since the most recent fair value determination. As a result no impairment losses has been identified as of December 31, 2003.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the third quarter of 2001, management considered current and anticipated industry conditions, recent changes in its business strategies and current and anticipated operating results. As a result of the above conditions, management conducted an evaluation of the carrying value and amortization periods of the Company’s recorded intangible assets and goodwill. The evaluation resulted in a goodwill impairment charge of $ 5,211. The evaluation of the carrying value was in accordance to SFAS No. 121.

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

Research and development costs:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

Revenue recognition:

The Company generates revenues from licensing the rights to use its software and from sales of its products directly to end-users and indirectly mostly through value-added resellers, original equipment manufacturers and independent distributors (all of them are considered end users) from the sale of products and maintenance.

Revenues from product sales are recognized in accordance with SAB No.104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is probable

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition the Company has adopted Statement of Position 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

Time-based licenses include maintenance and on-going support. VSOE of fair value does not exist for the related support arrangement as maintenance is not priced or offered separately for such arrangements. In these cases, the Company recognizes the license and maintenance revenue ratably over the period of each arrangement.

In November 2002, Emerging Issues Task Force reached a consensus on Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables”, (“EITF No. 00-21”) which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

Deferred revenues are comprised of payments received for maintenance and support which are not recorded until payment is collected and are recognized as revenues over the term of the arrangement.

Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the Israeli employees, multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company’s balance sheet.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn, only upon fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2001, 2002 and 2003, amounted to $ 991, $ 1,468 and $ 1,411, respectively.

Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $ 3,467, $ 3,717 and $ 2,773, respectively.

Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The majority of the Company’s cash and cash equivalents is invested in U.S. dollar deposits with major banks in Israel, the United States, Japan, Germany, the Netherlands, the U.K. and France. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that such financial institutions are financially sound.

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

Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per Ordinary shares for the periods ending December 31, 2001 and 2002, because all such securities are anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share was 1,423,041, 1,543,902 and 0 for the years ended December 31, 2001, 2002 and 2003, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except earnings (loss) per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock options is equivalent to or above the market price of the underlying shares on the date of grant no compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standard No. 123 (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2001	2002	2003

Dividend yield	0%	0%	0%
Expected volatility	53.6%	25.8%	65%
Risk-free interest	2%	1. 5%	1%
Expected life of up to	5 years	5 years	4.5 years

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2001	2002	2003

Net income (loss) available to Ordinary shares - as reported	$(14,915)	$(6,636)	2,736
Deduct: stock-based employee compensation - fair value	491	211	543

Pro forma:

Net income (loss)	$(15,406)	$(6,847)	$2,193

Earnings per share:

Earnings (loss) as reported	$(1.32)	$(0.59)	$0.24

Diluted earnings (loss) as reported	$(1.32)	$(0.59)	$0.23

Pro forma basic earnings (loss)	$(1.37)	$(0.61)	$0.19

Pro forma diluted earnings (loss)	$(1.37)	$(0.61)	$0.18

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturities of such instruments.

The fair value for marketable securities are based on quoted market price (see Note 3).

Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

Derivative instruments:

Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has instituted a foreign currency cash flow hedging program to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency sales collections during the year. The Company hedges portions of its forecasted expenses denominated in Euro and Japanese Yen with put and call options (zero - cost collar). These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective.

The Company recognized losses of $ 793 during the year ended December 31, 2003. All amounts have been deducted from revenues in the statement of operations.

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current period presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

Impact of recently Issued Accounting Standards:

In May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003.

The consolidation requirements apply to holder entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect that the adoption of FIN 46 will have a material impact on its financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

	December 31, 2002				December 31, 2003

	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Equity securities	$927	$-	$(67)	$860	$927	$302	$-	$1,229

During 2001, 2002 and 2003, the Company’s management evaluated whether the certain securities’ decline in value was other than temporary, and other than temporary declines were recognized as loss in the amount of $ 1,004, $ 391 and $ 0, respectively, in its statement of operations. The cost basis of these securities was written down to fair value as a new cost basis.

During 2001, the Company recorded proceeds from the sale of available-for-sale securities in the amount of $ 11,004. The gross realized gains on sale of available-for-sale marketable securities totaled $ 65.

The net adjustment to unrealized holding gains (losses) on available-for-sale marketable securities included as a separate component of shareholders’ equity totaled $ (298), $ (395) and $ 260 in 2001, 2002 and 2003, respectively.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2002	2003

Loans to employees (1)	$267	$396
Prepaid expenses	1,187	1,475
Government authorities	268	251
Unbilled receivables	155	5
Other	300	96

	$2,177	$2,223

(1)

In March 2000, the Company had entered into loan agreements with several of its officers pursuant to which the Company granted these officers loans for the purpose of enabling them to invest in the Tamir Fishman Ventures II Ltd. venture capital fund, a public company whose shares are traded on the Tel-Aviv Stock Exchange. The loans were linked to Israel’s Consumer Price Index (“CPI”) and bear interest at the rate of 4% per year. As of December 31, 2001 the loans totaled $ 1,132, including accumulated interest. The loan agreements were cancelled in January 2002. The employees and former employees transferred their shares in Tamir Fishman Venture II Ltd. to the Company in exchange for the waiver of their loans. A provision of $ 500 was provided in 2001 for the loss and was recorded as compensation expenses in the statements of operations.

As of December 31, 2002 and 2003, there is no balance for such loans in the accounts receivable.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES (Cont.)

In addition, Aladdin Knowledge Systems Inc., a wholly-owned subsidiary of the Company, had entered into loan agreement with several of its officers in an amount aggregating to $ 124 for the purpose of enabling them to invest in a Delaware limited partnership that is also a parallel investor in Tamir Fishman Venture II, LLC.

NOTE 5:-	INVENTORIES

	December 31,

	2002	2003

Raw materials, parts and supplies	$2,914	$2,591
Work-in-progress	616	827
Finished products	2,739	2,377

	$6,269	$5,795

NOTE 6:-	INVESTMENT IN AFFILIATE

Investment as of purchase date	$542	$542
Convertible bond (1)	1,053	1,053
Long-term loan (1) (2)	1,331	1,431
Accumulated losses	(2,635)	(2,735)

	291	291
Impairment of investment in an affiliate (3)	(291)	(291)

Total investment in an affiliate accounted for by the equity method	$-	$-

(1)	As of December 31, 2001, $ 1,053 out of the long-term loan was exchanged for a convertible bond as a result of an agreement signed between the Company and the affiliate on March 28, 2001.

According to the agreement, the convertible bond shall be redeemable by March 28, 2006, or at such time as the affiliate completes an equity financing in the amount of $ 2,000, whichever is earlier. The bond is convertible to Class A Preferred shares.

(2)

Long-term loan - the balance is linked to the U.S. dollar and bears no interest. As of December 31, 2003, the loan has no maturity date. In 2003, the Company lent to the affiliate an additional amount of $ 100.

(3)

In view of circumstances such as depressed market conditions and difficulties in raising additional capital that indicated that the carrying amount of the investment may not be recoverable, the Company’s management decided in 2002, to write-off its investment in the affiliate including the long term loan and the convertible bond in the total amount of $ 291. The impairment charge was included under equity losses of an affiliate.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	INVESTMENT IN OTHER COMPANY

Through December 31, 2003 the Company had invested an aggregate amount of $ 5,000 in Tamir Fishman Ventures II, LLC. The Company does not have the ability to exercise significant influence and therefore the investment was stated at cost. See also Note 12c.

As a result of significant uncertainty over the future realization of the investment, during 2002, based on management’s most recent analysis, impairment losses have been identified in the amount of $ 1,038. The impairment charge is included in other expenses. During 2003, based on management’s most recent analysis, no impairment losses have been identified.

NOTE 8:-	PROPERTY AND EQUIPMENT

	December 31,

	2002	2003

Cost:
Computers and peripheral equipment	$10,598	$11,949
Office furniture and equipment	2,469	1,972
Motor vehicles	742	574
Leasehold improvements	1,307	1,399

	15,116	15,894

Accumulated depreciation:
Computers and peripheral equipment	8,834	10,874
Office furniture and equipment	1,715	1,362
Motor vehicles	393	329
Leasehold improvements	696	882

	11,638	13,447

Depreciated cost	$3,478	$2,447

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $ 2,149, $ 2,102 and $1,889, respectively.

NOTE 9:-	INTANGIBLE ASSETS, NET

	a.	Intangible assets:

	December 31,

	2002	2003

Cost	$1,054	$1,054
Accumulated amortization	302	523

	$752	$531

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

	b.	Amortization expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $ 94, $ 208 and $ 221, respectively.

	c.	Estimated amortization expenses for the years ended:

2004	$208
2005	208
2006	115

$531

NOTE 10:-	GOODWILL

The results of operations presented below for the three years ended December 31, 2001, 2002 and 2003, respectively, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2002:

	Year ended December 31,

	2001	2002	2003

Reported net income (loss)	$(14,915)	$(6,636)	$2,736
Goodwill amortization	2,172	-	-

Adjusted net income (loss)	$(12,743)	$(6,636)	$2,736

Basic earnings (loss) per share:

Reported net earnings (loss)	$(1.32)	$(0.59)	$0.24
Goodwill amortization	0.20	-	-

Adjusted net income (loss)	$(1.12)	$(0.59)	$0.24

Diluted earnings (loss) per share:

Reported net income (loss)	$(1.32)	$(0.59)	$0.23
Goodwill amortization	0.20	-	-

Adjusted net income (loss)	$(1.12)	$(0.59)	$0.23

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLES

	December 31,

	2002	2003

Employees and payroll accruals	$2,626	$3,160
Accrued expenses	778	1,282
Amount collected on behalf of a customer	425	647
Income taxes payable	457	306
Other	433	228

	$4,719	$5,623

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Company and its subsidiaries leased their premises and motor vehicles under various operating lease agreements which expire in 2008.

Minimum lease commitments, under non-cancelable leases as of December 31, 2003, are as follows:

	Year ended December 31,

	Facilities	Motor vehicles	Total

2004	$1,574	$977	$2,551
2005	1,012	966	1,978
2006	728	1,009	1,735
2007	472	-	474
2008	304	-	304

	$4,090	$2,952	$7,042

Facilities lease expenses for the years 2001, 2002 and 2003 amounted to $ 1,842, $ 1,618 and $ 1,871, respectively.

Motor vehicle lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 581, $ 895 and $ 699, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	b.	Litigation:

In October 2002, a claim was brought by Hilgraeve, Inc., the predecessor-in-interest of Symantec Corporation, against the Company, its United States subsidiary and other companies, including one of its resellers, in respect of whom the Company agreed to represent and indemnify. The plaintiff claims in this action that the eSafe product infringes on the plaintiff’s United States patent. The plaintiff has requested an injunction and damages. This claim was settled at the beginning of March 2004. The terms of the settlement, which did not include an admission of liability, included a mutual release, covenant not to sue and grant of the license to the Company.

	c.	Investment commitment:

In February 2000, the Company signed an agreement with Tamir Fishman Ventures II, LLC (“TFV”). Pursuant to the agreement, the Company committed to invest up to $ 8,475 on demand from TFV. As of December 31, 2003, the Company had invested $ 5,000.

NOTE 13:-	TAXES ON INCOME

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Six expansion programs of Aladdin Knowledge Systems Ltd. (“AKS”) have been granted “Approved Enterprise” status, under the Law. For these expansion programs, the Company has elected alternative benefits, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following “Approved Enterprise” expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter. Such reduced tax rates are dependent on the level of non-Israeli investments in the Company, as described below. The Company is also a “foreign investment Company”, as defined by the Law and, as such, it is currently entitled in the third up to the sixth programs to a 10-year period of benefits and to a reduced tax rate of 20% (subject to change, based on the percentage of foreign ownership in each tax year).

In 1996, the Company relocated its manufacturing activity to a new plant which was established in a region defined as a “Priority “A” Development Region”. This development region entitles AKS to higher tax benefits than the tax benefits existing where AKS’s offices and research and development center are located.

These benefits are included in the expansion programs, as detailed below:

		1.	As of December 31, 2003 the benefits from the first three programs have expired.

2.

Income derived from the fourth program, which commenced December 31, 1994 and expires December 31, 2004, was tax exempt for the four-year period ended December 31, 1998, and is eligible for a reduced tax rate of 0%-20% for the six-year period ending December 31, 2004 (depending on the level of non Israeli investments in the Company).

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

3.

Income derived from the fifth program, which commenced December 31, 1996 and expires December 31, 2006, entitles AKS to a tax exemption for the two-year period ended December 31, 1998, and to a reduced tax rate of 0%-20% for the eight-year period ending December 31, 2006 (depending on the level of non-Israeli investments in the Company).

4.

Income derived from the sixth program, which commenced December 31, 1998 and expires December 31, 2008, entitles AKS to a tax exemption for the two-year period ended December 31, 2000, and to a reduced tax rate of 0%-20% for the eight-year period ending December 31, 2008 (depending on the level of non-Israeli Investments in the Company).

The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the receiving approval.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $ 29,890 in tax-exempt profits earned by the Company’s “Approved Enterprise”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently - 20%) and an income tax liability would be incurred of approximately $ 5,978 as of December 31, 2003.

Income from sources other then the “Approve Enterprise” during the benefit period, will be subject to tax at the regular corporate tax rate of 36%.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

Since the Company is operating under more than one approved program and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in Israel’s Consumer Price Index (“CPI”). As explained in Note 2, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israeli’s CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of “SFAS No. 109”, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

c.	Israeli tax reform:

On July 24, 2002, Amendment 132 to Israel’s Income Tax Ordinance (“the Amendment”) was approved by Israel’s parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax upon all income of Israel residents, individuals and corporations, regardless the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

d.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969 and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

e.	Income (loss) before taxes is comprised as follows:
	Year ended December 31,

	2001	2002	2003

Domestic	$(2,001)	$1,302	$1,988
Foreign	(12,093)	(3,943)	897

	$(14,094)	$(2,641)	$2,885

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

	f.	Taxes on income is comprised as follows:

	Year ended December 31,

	2001	2002	2003

Current taxes	$139	$238	$399
Deferred taxes	(486)	2,500	(350)

	$(347)	$2,738	$49

Domestic	$(69)	$200	$216
Foreign	(278)	2,538	(167)

	$(347)	$2,738	$49

g.	Deferred taxes on income:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2002	2003

Deferred tax assets:

Step up in FAST’s assets (See also Note 15)	$2,454	$2,142
Reserves and allowances	180	344
Net operating loss carry forwards in subsidiaries	8,252	7,361

Net deferred tax assets before valuation allowance	10,886	9,847
Valuation allowance	(9,702)	(8,222)

Net deferred tax assets	$1,184	$1,625

Domestic	$271	$297
Foreign	913	1,328

	$1,184	$1,625

The Company’s subsidiaries in the U.K., Netherlands and Germany have estimated total available carryforward tax losses of $ 3,688, $ 443 and $ 6,762, respectively, to offset against future tax profits for an indefinite period.

The Company’s subsidiaries in the U.S. and in France have estimated total available carryforward tax losses of $ 10,623 and $ 756, to offset against future tax profits for periods of 15-20 years and five years, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

Management currently believes that since the Company’s subsidiaries have a history of losses, it is more likely than not that the remaining deferred tax assets regarding the loss carryforward will not be utilized.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.

A reconciliation between the theoretical tax expenses (benefit), assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense (benefit) as reported in the statement of operations, is as follows:

	Year ended December 31,

	2001	2002	2003

Income (loss) before taxes, as reported in the consolidated statements of operations	$(14,094)	$(2,641)	$2,885

Statutory tax rate	36%	36%	36%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(5,074)	$(951)	$1,039
Decrease in taxes resulting from “Approved Enterprise” benefits (1)	(532)	(176)	(153)
Tax adjustments in respect of inflation in Israel	346	(196)	-
Tax adjustment in respect of foreign subsidiary different tax rate	52	38	43
Deferred taxes on losses for which valuation allowance was provided	4,630	4,136	105
Utilization of losses for which valuation allowance was provided in prior year	-	-	(750)
Non-deductible expenses	72	(113)	(235)
Other	159	-	-

Actual tax expense (benefit)	$(347)	$2,738	$49

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$(0.05)	$(0.02)	$(0.01)

Per share amounts (diluted) of the tax benefit resulting from the exemption	$(0.05)	$(0.02)	$(0.01)

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 14:-	SHAREHOLDERS’ EQUITY

	a.	The Ordinary shares of the Company quoted on the NASDAQ National Market.

	b.	The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

c.

In October 2000, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to $ 3,000 of its outstanding Ordinary shares, through an open-market transaction. As of December 31, 2002, the Company purchased 224,100 of its outstanding Ordinary shares, at a weighted average price per share of $ 5.20, out of which , during 2003, 151,480 shares were reissued from the share repurchase program for a total consideration of $ 456.

Such repurchases of Ordinary shares are accounted for as Treasury shares, and result in a reduction of shareholders’ equity. When treasury shares are reissued, the Company accounts for the reissuance in accordance with Accounting Principles Board Opinion No. 6 “Status of Accounting Research Bulletins” (“APB No. 6”) and charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. In case the repurchase cost is lower than the issuance price, the Company credits the excess cost to additional paid-in capital.

	d.	Employee Share Option Plans:

Between 1993 and 2003, the Company implemented several Employee Share Options Plans (“the plans”). Total number of options authorized for grant under the plans amounted to 2,773,750. As of December 31, 2003, an aggregate of 43,100 options of the Company were still available for future grants.

Under the Company’s plans, full-time employees, officers and directors of the Company may be granted options to acquire Ordinary shares. The options granted are at an exercise price that equals the fair market value of the shares at the date of grant. The options generally vest over a period of two to four years from the date of grant, and expire no later than five to 10 years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s share option activity under the plans is as follows:

	2001		2002		2003

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding - beginning of the year	1,224,116	$5.98	1,633,500	$4.48	1,683,400	$3.62
Granted	717,050	$2.77	397,100	$1.20	638,150	$4.80
Exercised	-	$-	-	$-	(151,480)	$3.01
Forfeited	(307,666)	$6.46	(347,200)	$4.88	(231,875)	$5.51

Outstanding - end of the year	1,633,500	$4.48	1,683,400	$3.62	1,938,195	$3.73

Options exercisable at the end of the year	422,500	$7.32	660,392	$5.29	1,023,583	$4.15

Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

	Weighted average fair value of options granted at an exercise price

	2001	2002	2003

Equals fair value at date of grant	$0.68	$0.26	$2.46

Less than fair value at date of grant	$-	$-	$1.82

The options outstanding as of December 31, 2003, have been separated into exercise price categories, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable

$1.20-2.67	955,908	9	$2.00	431,405	$2.18
$3.50-4.80	633,937	4	$4.42	388,728	$4.36
$7.50-8.52	348,350	7	$8.16	203,450	$7.92

	1,938,195		$3.73	1,023,583	$4.15

e.	Dividends:

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

In January 2001, the Company signed an agreement to convert the long-term note receivable in the amount of $ 3,350 from FAST into 1,741,644 Series C Preferred shares of FAST Multimedia Inc. These shares represented 11.93% of the outstanding share capital of FAST Multimedia Inc.

In September 2001, FAST sold its business activities to Pinnacle System which is listed for trading on the stock exchange in the U.S. in exchange for cash and shares of Pinnacle System.

In view of the value of the transaction, and in view of the estimation of the Company’s management that it will not be possible to realize the investment, management decided to write-off the balance of its investment in FAST and to recognize a loss in respect to this investment.

The loss in respect of this investment, in the amount of $ 3,350 was recorded in 2001 under the other expenses item in the statements of operations.

In May 2002, the Company received $ 261 as a result of FAST’s business acquisition by Pinnacle System. This amount was recorded in other income.

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”,(“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	GEOGRAPHIC INFORMATION (Cont.)

The following present total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001	2002	2003

Revenues from sales to unaffiliated customers:
Israel	$2,428	$1,949	$2,025
Germany	9,725	9,214	12,124
United States	15,091	17,484	17,621
Europe (excluding Germany)	12,531	13,273	13,826
South East Asia	5,753	6,241	7,866
Others	1,085	1,359	1,263

	$46,613	$49,520	$54,725

Long-lived assets:
Israel	$7,893	$6,762	$6,009
Germany	366	323	325
United States	3,459	3,398	2,983
Europe (excluding Germany)	890	827	719
South East Asia	187	201	223

	$12,795	$11,511	$10,259

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Financial income (expenses):

		Year ended December 31,

		2001	2002	2003

	Financial expenses:

	Impairment of available-for-sale marketable securities	$(1,004)	$(391)	$-
	Foreign currency translation differences	(212)	-	-
	Other	(140)	(143)	(219)

		(1,356)	(534)	(219)

	Financial income:

	Income from interest on marketable securities	384	-	-
	Interest	562	171	161
	Foreign currency translation differences	-	827	538
	Other	-	27	-

		946	1,025	699

		$(410)	$491	$480

b.	Other expenses, net:

	Impairment of investment in other company	$-	$(1,038)	$-
	Impairment of investment in FAST	(3,350)	-	-
	Other, net	(22)	106	(5)

		$(3,372)	$(932)	$(5)

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2001	2002	2003

1. Numerator:

Net income (loss) to shareholders of Ordinary shares	$(14,915)	$(6,636)	$2,736

Numerator for basic and diluted net earnings (loss) per share - income (loss) available to Ordinary shareholders	$(14,915)	$(6,636)	$2,736

2. Denominator:

Weighted average number of shares	11,466	11,477	11,477
Weighted average number of treasury shares	(191)	(224)	(190)

Denominator for basic net earnings (loss) per share	11,275	11,253	11,287

Effect of dilutive securities:
Employee stock options	*) -	*) -	663

Dilutive potential Ordinary shares	*) -	*) -	663

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares, assumed exercise of options	11,275	11,253	11,950

*) Antidilutive.

- - - - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ALADDIN WESTERN EUROPE LIMITED

We have audited the accompanying balance sheets of Aladdin Western Europe Limited (“the Company”), as of December 31, 2002 and 2003, and the related statements of operations and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of their operations for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

BLICK ROTHENBERG Chartered Accountants Registered Auditors 29 March 2004	12 York Gate Regent's Park London NW1 4QS