Form 20-F/A
period 2003-12-31
ALADDIN KNOWLEDGE SYSTEMS LTD
filed 2005-03-16
CIK 911364

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 20-F/A

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                           Commission File No. 1-8201

                                   ----------

                         ALADDIN KNOWLEDGE SYSTEMS LTD.
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                                   ----------

                                     Israel
                 (Jurisdiction of incorporation or organization)

                   15 Beit Oved Street, Tel Aviv 61110, Israel
                    (Address of principal executive offices)

                                   ----------

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

                                   ----------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

                                 Yes [X] No [_]

Indicate by check mark which financial statements the registrant has elected to follow:

                             Item 17 [_] Item 18 [X]

================================================================================

                                EXPLANATORY NOTE

This Amended Annual Report on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2003, filed on June 30, 2004 (the "Original 20-F"), except for the certifications and consents which speak as of their respective dates and the filing date of the Amended 20-F. Except for changes to Item 5 (other than subsections C, D, E and G thereof which remain unchanged), Item 11, Item 18 (insofar as it: (a) includes the UK auditor's report that was inadvertently omitted from the Original 20-F, and (b) relates to Notes 2, 12, 13 and 16 of our consolidated financial statements for the year ended December 31, 2003) and Item 19 (insofar as it relates to the certifications and consents), the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. The Company has amended these sections to conform to the disclosure in the corresponding sections of the Company's Registration Statement on Form F-3, as amended and filed with the Commission on March 8, 2005 (File No. 333-121361) (the "Registration Statement"). The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

                                   ----------

This annual report on Form 20-F includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words "project," "expect," "may," "plan" or "intend", or words of similar import, identifies a statement as "forward-looking." There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in Item 3 "Risk Factors."

                                   ----------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to "dollars" or "$" are to United States dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

                                   ----------

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. SELECTED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ('GAAP').

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

                                                         December 31,
                                    -------------------------------------------------
                                      2003       2002      2001       2000      1999
                                    --------   -------   --------   -------   -------
                                    (U.S. dollars in thousands, except per share data)
Statement of Income Data
Revenues:
   Software security                 $43,521   $40,093   $ 38,421   $38,134   $39,471
   Enterprise security                11,204     9,427      8,192     6,211     5,220
                                     -------   -------   --------   -------   -------
   Total                              54,725    49,520     46,613    44,345    44,691
   Cost of revenues:
   Software security                   7,995     8,054      7,753     9,650     9,251
   Enterprise security                 1,804     2,184      1,567       995       764
                                     -------   -------   --------   -------   -------
   Total                               9,799    10,238      9,320    10,645    10,015
                                     -------   -------   --------   -------   -------
   Gross profit                       44,926    39,282     37,293    33,700    34,676
   Operating expenses:
   Research and
      development                     12,759    12,245     11,043     9,792     7,280
   Selling and marketing              22,012    21,990     22,474    20,752    18,608
   General and administrative          7,745     7,247      8,877     6,657     7,034
   Impairment of
      intangibles assets                  --        --      5,211        --        --
                                     -------   -------   --------   -------   -------
   Total operating expenses           42,516    41,482     47,605    37,201    32,922
                                     -------   -------   --------   -------   -------
   Operating income (loss)             2,410    (2,200)   (10,312)   (3,501)    1,754
   Financial income
      (expenses), net                    480       491       (410)    1,421     1,438
   Other income
      (expenses),net                      (5)     (932)    (3,372)    5,483    10,190
                                     -------   -------   --------   -------   -------
   Income (loss) before
      taxes                            2,885    (2,641)   (14,094)    3,403     13,38
   Taxes on income                        49     2,738       (347)    1,640     4,891
                                     -------   -------   --------   -------   -------
   Income (loss) before
      equity in losses of an
      affiliate                        2,836    (5,379)   (13,747)    1,763     8,491
   Equity in losses of an
      affiliate                         (100)   (1,257)    (1,168)     (323)     (234)
                                     -------   -------   --------   -------   -------
   Net income (loss)                 $ 2,736   $(6,636)  $(14,915)  $ 1,440   $ 8,257
                                     =======   =======   ========   =======   =======
   Net earnings (loss) per share:
      Basic                          $  0.24    ($0.59)    ($1.32)  $  0.13   $  0.73
      Diluted                        $  0.23    ($0.59)    ($1.32)  $  0.12   $  0.72
   Weighted average number of
   shares used in computing net
   earnings (loss) per share:
      Basic                           11,287    11,253     11,275    11,424    11,284
      Diluted                         11,950    11,253     11,275    11,743    11,482

                                            December 31,
                          -----------------------------------------------
                            2003      2002      2001      2000      1999
                          -------   -------   -------   -------   -------
                                     U.S. dollars in thousands
Balance Sheet Data:
Cash and cash
equivalents, short term
bank deposits and
marketable securities     $19,516   $15,095   $13,438   $28,519   $34,295
Working capital           $26,625    22,664    24,649    34,519    34,814
Total assets              $55,468    48,539    53,395    73,030    77,277
Total liabilities         $14,512    12,212    10,766    14,334    16,217
Shareholders' equity      $40,956    36,327    42,629    58,696    61,060

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

Though we were profitable in 2003, we have a recent history of operating losses. The revenue and profit potential of three of our products, eSafe, eToken and Privilege, are unproven, and the revenues from these products are difficult to predict. In July 2001, we acquired certain assets of Preview Systems

Inc.'s electronic software distribution business, which increased our expenses and has a history of losses. Any revenues from our acquisition of Preview are difficult to predict. We believe that the amount of cash and cash equivalents in our bank account is sufficient to support our current growth plans. We have no commitments to receive additional financing and due to our recent history of operating losses, it may be difficult for us to obtain additional financing.

We rely on independent distributors for a portion of our revenues.

Approximately 20.7%, of our revenues in 2003 were generated from sales to our independent distributors. Although none of our distributors accounted for more than 10% of our sales in the year ended December 31, 2003, if we lose or decrease the volume of sales to our distributors, our total sales could materially decrease. Although we maintain control of the distribution codes for some of our customers, our relationship with the end-users of our products is often indirect as we do not directly provide technical support to our end-users, which may impair our ability to effectively respond to end-users' specific needs. In addition, we intend to sign additional distribution agreements in the future, which may make us more dependent on our distributors. There can be no assurance that our distributors will devote sufficient resources to market and support our products effectively.

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

To date, our products have been sold primarily in Europe, North America, the Far East and Israel. We are subject to all of the risks inherent in international business activities including the following:

     o unexpected changes in regulatory requirements, tariffs and other trade barriers;

     o    difficulties in staffing and managing foreign operations;

     o    political instability;

     o fluctuations in currency exchange rates or restrictions on conversion of foreign currencies;

     o    reduced protection for intellectual property rights in some countries;

     o burdens with complying with a wide variety of foreign laws and regulations;

     o    potentially adverse tax consequences; and

In addition, if we fail to obtain approvals, especially with respect to encryption, from foreign governmental bodies, our sales revenues and results of operations could be negatively affected.

If our maintenance and upgrades to our product disrupts our customers' operations, we may suffer lost revenues and harm to our reputation.

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

To license our products, we primarily rely on "shrink wrap" licenses that are not signed by the customer and, therefore, we may not be able to enforce our proprietary rights under the laws of certain jurisdictions. During 1988, we became aware of the possibility that Aladdin Systems Inc. was infringing our trademark. We did not, however, file a complaint against Aladdin Systems Inc. until October 2003, when Aladdin Systems Inc. issued a press release announcing its release of a new spam-blocking software product under our trademark. Upon learning of this product, we proceeded to file a complaint and request for preliminary relief against Aladdin Systems Inc., Aladdin Enterprise Solutions Inc. and Aladdin Systems Holding, Inc. We have recently reached a settlement with these companies as well as with Microcomputer Software, Inc., who recently purchased Aladdin Systems Inc. During the recent years we have become aware of and are currently investigating the possibility that one of our former Asian distributors is infringing our intellectual property. We are currently still investigating this possible infringement however, should we come to the conclusion that our intellectual property is being infringed upon, we will take appropriate steps to protect our intellectual property. Both in this specific case and in general, we cannot guarantee that we will successfully protect our technology because:

     o some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

     o if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting both our management's attention and our resources;

     o measures like entering into non-disclosure agreements afford only limited protection;

     o unauthorized parties may attempt to copy aspects of our products and develop similar software or to obtain and use information that we regard as proprietary; and

     o our competitors may be able to independently develop products that are substantially equivalent or superior to our products or design around our intellectual property rights.

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

To address any patent infringement or other intellectual property claims, we may have to redesign our products to avoid infringement or enter into royalty or licensing agreements on disadvantageous commercial terms. We may be unable to successfully redesign our products or obtain a necessary license. We were recently named as defendants in a patent infringement complaint filed in a U.S. court and intend to defend ourselves vigorously (see Item 8: "Financial Information - Legal Proceedings). Any infringement or other intellectual property claims, with or without merit, which are brought against us could be time consuming and expensive to litigate or settle and could divert management's attention from our business.

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

Like the products of other developers of software security products, our software security products do not provide absolute protection against piracy. We, together with our customers, continuously face challenges from computer hackers, who attempt to neutralize the protection our products provide in order to enable unlicensed copying of our customers' software. In recent years, we have faced increasingly serious hacking problems, resulting from the development by hackers of methods to circumvent some parts of our software protection products. Such methods are often publicized over the Internet, making them readily available to those who wish to make unlicensed copies of our customers' software. We are constantly in the process of developing and releasing solutions designed to respond to our customers' complaints and handle hacking problems. Although, to date, we have been successful in developing effective solutions to these problems, we cannot guarantee that hackers will not continue to develop methods to contravene the protection provided by our products. Failure to provide effective software protection solutions could seriously harm our business.

Our content security product is vulnerable to virus attacks.

Like the products of other content security vendors, our content security products do not provide absolute protection against viruses and vandals. We, together with our customers, continuously face challenges from hackers, who attempt to neutralize the protection our products provide in order to penetrate and harm our customers' networks. Failure to provide effective content security solutions could seriously harm our business.

We may be subject to product liability claims by our customers.

Our Internet content security products, specifically eSafe, are designed to protect our customers' computer systems and restricted websites from unauthorized access and from malicious and inappropriate content such as vandals, viruses and worms. This malicious content can cause irreparable harm to our customers' computer systems and businesses. Although we believe that widespread hacking of our products, including eSafe, is not economically feasible based on commercially available computer equipment, should hackers manage to bypass our products' security features, affected customers could face irreparable harm. In addition, our software protection products are used to protect software from unauthorized use; if our products are ineffective, our customers may lose substantial revenues due to software piracy. As a result of damages they incur or lost revenues, customers may bring product liability and related claims against us. Such claims brought against us, whether valid or not, could negatively affect our business, operating results and our reputation as well as divert management time and resources. Although most of our sales agreements contain provisions designed to limit our exposure to potential product liability or related claims, in selling our products, we rely primarily on "shrink wrap" licenses that are not signed by our customers, which may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of liability provisions contained in these agreements may not be effective.

Acquisitions could result in dilution, operating difficulties and other adverse consequences.

We have in the past grown through acquisitions. Our most recent acquisition was of the assets of Preview Systems Inc.'s electronic software distribution business. Any future acquisition on our part, could be affected by the process of integrating any acquired business into our own business and operations, is risky and may create unforeseen operating difficulties and expenditures. The areas in which we may face difficulties include:

     o diversion of our management time after consummation of the acquisition from the ongoing development of our businesses, and the release of future products and services;

     o decline in employee morale and retention issues, both at our company and at the acquired company, resulting from changes in compensation, reporting relationships, future prospects or the direction of the business; and

     o the need to integrate new product lines and accounting, management information, human resource and other administrative systems to permit effective management, and the risk of disorganization if this integration is delayed or not implemented.

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

As a result of our research and development activities in Israel, we are required to obtain export permission from the Israeli government before exporting certain technologies. We have received governmental permission to manufacture and export the eToken R2 and eToken PRO. We believe that all other products we currently market do not require such approval. However, we may require approval to sell certain products that are currently under development, including encryption technology and future versions of eToken. In addition, Israeli export regulations are subject to change and updates. We cannot guarantee that we will be successful in obtaining approvals for new products, nor be certain of the amount of time it may take to obtain them. Failure to obtain such approvals in a timely manner could negatively affect our business and operating results.

Risks Related to our Ordinary Shares

The market prices of our ordinary shares have been and may continue to be volatile.

The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact the market price of our ordinary shares:

     o    quarter-to-quarter fluctuations in our financial results;

     o    under or over performance against analysts' estimates;

     o    changing laws and government regulations relating to our business;

     o    increased market share penetration by our competitors;

     o    general economic conditions;

     o increased operating costs, particularly with regard to machinery and personnel;

     o    additions or departures of key personnel;

     o    sales of additional ordinary shares;

     o    political, economic or other developments affecting Israel; and

     o    stock market volatility.

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

Our ordinary shares are currently traded on the NASDAQ National Market. If we are unable to maintain the requirements for continued listing on the NASDAQ National Market, our ordinary shares could be delisted from trading on this market. Consequently, selling (and buying) our securities would be more difficult because of:

     o    delays in the timing of transactions;

     o greater difficulty in disposing of securities and obtaining accurate quotations; and

     o possible reduction in security analysts' and the news media's coverage of our business.

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

Four of our six expansion programs are currently eligible for certain tax benefits under The Law of Encouragement for Capital Investments (see Item 10:
"Additional Information- Taxation" and Note 13a. to our Financial Statements). To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in property and equipment out of our own equity. If we fail to meet such conditions in the future, we could be required to pay certain taxes. There can be no assurance that such tax benefits will be continued in the future, at the current levels or otherwise. The termination or reduction of certain tax benefits could have a material adverse effect on our business, results of operations and financial condition.

Security, political and economic instability in Israel may harm our business.

Most of our manufacturing facilities and our corporate headquarters are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business, results of operations and financial condition.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity which began in September 2000 and which has continued with varying levels of severity into 2004. Certain parties with whom we do business have declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. We do not believe that the political and security situation has had any material impact on our business to date as a large portion of our business is overseas; however, we can give no assurance that security and political conditions will have no such affect in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. In addition, Israel has recently experienced a wave of unionized general strikes, in connection with economic reforms being passed into legislation. Due to the fact that our products are manufactured in Israel and, for the most part, sold to customers outside of Israel, a prolonged general strike in which ports are shut down would affect our ability to deliver our products to our non-Israeli customers. Although, we have a contingency plan that would allow us to manufacture our products in Germany, we cannot guarantee that a prolonged general strike would not have a material adverse effect on our business, results of operations and financial condition.

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

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a "qualified electing fund," or QEF, or a "mark to market" election, "excess distributions" to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain "interest" charges may apply. In addition, gain on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. A U.S. Holder who makes a QEF election is taxed currently on such holder's proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections.

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

Item 4. Information on the Company

History and Development of the Company

Aladdin Knowledge Systems Ltd. is engaged in Software Security (or Digital Rights Management, or DRM) and Enterprise Security. Within Software Security, Aladdin develops and markets the following products: HASP'r' (Hardware Against Software Piracy), HASP DocSeal, Hardlock'r' and Privilege'TM'. HASP, Hardlock and DocSeal include both software and hardware components to protect our customers' software against unauthorized copying and illegal use. By requiring software users to insert our tokens into their computers before they can use the protected software, it protects our customers' intellectual property from unauthorized use. Privilege is a revenue-enabling software security platform that enables software publishers to distribute secure software via CD, ESD, or peer-to-peer networks; protect software copyright and intellectual property; reduce distribution/operational costs; and integrate with in-house or hosted Web stores and shopping carts. Privilege customers can choose and implement which path is right for them--lower cost, expanded distribution, and/or new licensing models.

Within Enterprise Security, Aladdin develops and markets eSafe'r' and eToken'TM'. eSafe is a gateway-based, integrated content security solution and service that proactively protects networks against viruses, worms, spam and non-productive content; enables real-time inspection of Internet traffic without reducing network performance; reduces the risk of security exploits, P2P, IM and blended threats; and enables lower total cost of ownership with an integrated, modular design.

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

B. BUSINESS OVERVIEW

Our Products

Software DRM (Digital Rights Management)

Development of software applications requires software developers to make major investments in time, money and other resources. Software piracy reduces revenues of software developers and returns on their investment. In addition, it harms paying customers who ultimately bear a substantial portion of the cost of illegal use in the form of higher license fees. Software piracy can occur in many forms, including:

o    end-users making unauthorized copies of software at work or at home;

o    retailers selling illegal copies;

o    computer dealers loading illegal copies onto their customers' hardware;

o bulletin board operators and subscribers offering software for illegal copying;

o    commercial counterfeiters offering illegally copied software for sale; and

o    companies exceeding the number of users authorized by network licenses.

According to the eighth annual independent study on global software piracy commissioned by the Business Software Alliance in June 2003, the global software industry's losses due to the illegal use and duplication of business software reached $13.08 billion in year 2002. North America, Asia, and Western Europe accounted for the vast majority (84%) of revenue losses as these regions are the predominant users of software. The countries with the highest dollar losses due to software piracy, in descending order, were China, the United States, Japan, Germany, France and Italy. The total revenue loss for these countries was $8.0 billion or 60% of the worldwide losses in the year 2002.

Due to the risk of substantial loss of revenue as a result of software piracy, software developers have a need to protect their software against unauthorized use. However, developers of low cost, "shrink wrap" software generally do not find the use of sophisticated mechanisms to protect their software cost-effective. Most users of sophisticated protection products today are software developers that sell products at relatively higher price levels, typically in excess of $250 per unit. These software developers range from smaller operations developing applications for specific vertical markets, to large software developers creating sophisticated enterprise-wide applications for distributed systems.

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

Token-Based Security Software Solutions

Our security token-based products combine proprietary software and hardware components to prevent the unauthorized use of computer software. The software component enables the developer to integrate special software procedures into a protected program either directly by accessing the software or through the creation of protected versions of the software. These procedures check whether the appropriate token is connected to the computer's USB, parallel or serial port. Each software developer is assigned a unique code which is embedded in an ASIC contained in the token and which must be verified by the protected software before the software can be activated.

During the development cycle of the software program, the developer inserts special instructions into the program, pursuant to which the program will automatically send a code, or "challenge", to the token at any point in the program chosen by the developer. If the appropriate token is in place, it will automatically supply the proper return code, or "response", to the challenge, thereby enabling the protected program to continue to operate. The challenge/response procedure is transparent to the end-user if the program is being run with the appropriate token in place. However, if there is no token in place, or the incorrect token is installed, the program will not operate. Each developer determines how the program will react to the failure to provide the appropriate response; for example, it can immediately cease operating, activate only specific modules or switch to a demonstration mode.

At the option of the customer, our software protection systems can also be implemented automatically - via the "Envelope" utility. This method of protection does not require the software developer to access the source code, and it is therefore available for use by software resellers. The Envelope utility creates a protected version of the original program, which will only run if the appropriate token is connected to the computer.

We believe that our token-based software security product lines offer several advantages compared to other software security devices, including other hardware-based devices manufactured by our direct competitors. These advantages include:

     o Enhanced Security. The proprietary designs of both the hardware and software components of our systems provide enhanced security against unauthorized use of software. The ASIC in each token is custom-coded to prevent reverse engineering. In addition, the proprietary algorithms and anti-debugging features in our software are designed to ensure that the link between the token and the developer's software is secure.

     o Transparency. Once connected, our hardware keys are transparent to the computer user and do not interfere with the operation or use of the computer or other peripheral products.

     o Compatibility. Our security products are available with interfaces for hundreds of languages and compilers under DOS, OS/2, Windows NT/2000, Windows 95/98/ME, Windows XP, Mac OS 8.6-9.x, Mac OS X, Linux, local area networks and other operating systems, as well as open systems such as Sun, HP and others. Our products offer solutions for all standard hardware platforms, including IBM PCs and PS/2s and their compatibles, Macintosh, Power Macintosh, Japanese NEC Computers and Unix workstations.

     o Ease of Use. Our products are easy and convenient to use, and provide a low-cost solution to the problems of software piracy and illegal use. Our products can also be used to control access to different software modules and different software packages, and to limit usage to authorized users.

     o Multilevel licensing concepts. Our products incorporate Full Authorization and Remote Update Systems that enable the user to protect multiple applications with a single key. They enable the user to specify the limitations of the use of each application, specific modules, the number of activations, the expiration date and the number of sites activated and update these limitations remotely in a secure manner.

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

The following chart sets forth information regarding our principal HASP4 products that support Windows 3.x, 95/98/ME/2000/NT/XP, Linux, Mac OS 8.6-9.x and Mac OS 10.x.:

--------------------------------------------------------------------------------
HASP Product        Functionality                          Port
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
HASP4 Std           o    Copy protection                   USB, Parallel

                    o    1 perpetual license

                    o    Cross platform - supports
                         numerous operating systems
                         (Windows, Macintosh, Linux)
--------------------------------------------------------------------------------
HASP4 M1            o    Copy protection,                  USB, Parallel

                    o    Licensing - can store up to 16
                         licenses on one token

                    o    112 bytes memory

                    o    Supports components licensing -
                         enables licensing of several
                         components, modules or
                         applications on one token

                    o    Demo licensing - enables
                         creation of demo versions of
                         applications protected with
                         the token

                    o    Pay-per-use

                    o    Cross platform (Windows,
                         Macintosh, Linux)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
HASP4 M4            o    Copy protection                   USB, Parallel, PCMCIA

                    o    Licensing - can store up to 112
                         licenses on one token

                    o    496 bytes memory

                    o    Supports components licensing

                    o    Demo licensing

                    o    Pay-per-use

                    o    Cross platform (Windows,
                         Macintosh, Linux)
--------------------------------------------------------------------------------
HASP4 Time          o    Copy protection                   USB, Parallel

                    o    Licensing - can store up to 8
                         licenses

                    o    512 bytes memory

                    o    Supports rental and
                         subscription licensing

                    o    Cross platform (Windows,
                         Macintosh, Linux)
--------------------------------------------------------------------------------
HASP4 Net           o    Copy protection                   USB, Parallel

                    o    Licensing - can store up to 112
                         licenses

                    o    496 bytes memory

                    o    Supports floating licenses -
                         enables concurrent users of
                         license in network environment
                         and manages how many users can
                         simultaneously run application

                    o    Components licensing

                    o    Demo licensing

                    o    Pay-per-use

                    o    Cross platform (Windows,
                         Macintosh, Linux)
--------------------------------------------------------------------------------

Hardlock Product Line

The following chart sets forth information regarding our principal Hardlock products, which support Windows 95/98/ME/2000/XP and Linux and use an on-chip encryption engine based on a proprietary algorithm:

--------------------------------------------------------------------------------
HASP Product        Functionality                          Port
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Hardlock Eye Std    o    Copy protection                   Parallel
--------------------------------------------------------------------------------
Hardlock Eye Mem    o    Copy protection                   Parallel

                    o    Licensing

                    o    128 byte memory
--------------------------------------------------------------------------------
Hardlock Twin       o    Copy protection                   Parallel and Serial

                    o    Licensing

                    o    Combined parallel and serial
                         connector in a single token

                    o    128 byte memory
-------------------------------------------------------------------------------
Hardlock USB        o    Copy protection                   USB

                    o    Licensing

                    o    128 byte memory
--------------------------------------------------------------------------------
Hardlock PCMCIA     o    Copy protection                   PCMCIA

                    o    Licensing.
--------------------------------------------------------------------------------
Hardlock Server     o    Copy protection                   Parallel, USB

                    o    Floating licensing

                    o    128 byte memory
--------------------------------------------------------------------------------
Hardlock Internal   o    Copy protection                   A card that connects
                                                           internally to the PC
                    o    Licensing

                    o    128 byte memory
--------------------------------------------------------------------------------

Microguard Product Line

In the past, we sold an additional product line, MicroGuard, however the sales from this product line have become negligible.

Secure Software Licensing and Distribution Products

Privilege Software Commerce Platform

We believe that Privilege is one of the most comprehensive and flexible infrastructure solutions for managing, selling, and distributing software over the Internet. Through digital delivery, software is immediately and widely accessible, always in stock, and up to date. In addition, digital delivery of software saves printing, packaging and shipping expenses, inventory and warehousing costs, while ensuring the protection of our customer's intellectual property.

Privilege is composed of three principle components:

The Builders -a suite of tools (some standard and some optional) that prepare software for electronic distribution, add mechanisms for protecting intellectual property, and set usage rights for software after installation.

The Commerce Server - the "back-end" component that manages and stores the digital inventory, and ensures secure, automated, and reliable fulfillment of software product and license orders.

The Storefront Engine - the "front-end" component that provides an access mechanism from a merchant's on-line storefront to software warehoused on Commerce Servers, in order to sell and distribute software products to consumers.

The architecture of Privilege allows for the Storefront Engine to be operated either by a software publisher for direct sales or by an on-line reseller/retailer for "channel" sales. The Commerce Server is operated by either a software publisher or a software distributor. A Storefront Engine can connect to multiple Commerce Servers and a Commerce Server can connect to both multiple Storefront Engines and other Commerce Servers, creating a virtual software supply chain.

Privilege is tailored to the customer's requirements based upon the core technology and the latest product release. In general, Privilege enables software publishers, distributors, and retailers to:

     o sell and distribute software products via the Internet through multiple channel partners, each with individual terms, without having to maintain multiple electronic distribution platforms;

     o manage the full product lifecycle, from product development through end-customer usage rights; and

     o trial-enable software, including electronically enabled try-before-you-buy models.

We recently released Privilege 5.0, which supports software delivery to and protection on the Windows XP or Macintosh OS X platforms.

Enterprise Security

Content Security Products

Today's anti-virus software products are able to cope with all existing and known viruses and virus technologies. The penetration and success of the Internet and its innovative active content technologies such as Java, ActiveX and HTML scripts have created a new type of Internet-specific threat collectively called malicious content or Vandals. In addition, numerous security holes discovered in various Internet enabled applications and even in Microsoft Windows operating systems, were immediately exploited by Vandals in order to penetrate and infect organizations. Unfortunately, existing anti-virus software products are not designed to deal with these new threats. Since vandals use the Internet to travel from one infected computer to the other, they are effectively able to get into such computers before reactive signature-based security and anti-virus solutions receive an update and are able to block them.

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

The eSafe solution is based on a multi-tiered content security architecture, protecting the Enterprise on the following levels:

     o    The Integrated gateway and mail solution - eSafe Gateway

     o    The Internet gateway solution - eSafe Web

     o    The Corporate eMail server solution - eSafe Mail

     eSafe Gateway

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

The following are eSafe Gateway's unique features:

     o NitroInspection patent-pending technology for fast on-line transparent inspection without overhead or delay on web browsing and file download traffic;

     o Selective removal of cookies, JavaScript, VBScript, macros, and specific file types;

     o ICSA and Check Mark Certified anti-virus protection, with unique proactive Macro Terminator and Ghost Machine technologies;

     o Scalable architecture with a built-in cluster for load sharing and fail-over;

     o Real-time protection from all types of malicious code including viruses, vandals, Trojans, ActiveX, Java, worms and scripts; and

     o    Eliminates malicious code embedded inside HTML web pages.

     o Blocks traffic generated by unauthorized applications, such as P2P clients, Instant Messengers, Adware/Spyware and more.

     eSafe Mail

eSafe Mail is a subset of eSafe Gateway that provides proactive content security for e-mail only (SMTP). In addition, we sell an add-on module of Advanced Anti Spam to our eSafe Mail product.

     eSafe Web
eSafe Web is a subset of eSafe Gateway, that provides proactive content security for browsing (HTTP) and file downloading (FTP).

eSafe's Unique technologies

     Virtual Appliance'TM'

The Virtual Appliance concept is the industry's first content security and anti-virus gateway and mail inspection product that is delivered as a CD image, pre-loaded with a hardened Linux OS and eSafe content security applications. It can be easily installed on any hardware of customers' choice, thus turning it instantly into a security appliance.

     MacroTerminator'TM'

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

     GhostMachine'TM'

Using this unique technology, all members of the eSafe family of products have the ability to increase detection rates for polymorphic viruses. Polymorphic viruses are computer viruses that encrypt or "cloak" themselves while hiding in a computer's memory. These viruses need to decrypt themselves, or "de-cloak" in order to attack their intended targets. Ghost Machine creates a simulated, virtual machine in a computer's memory, fooling polymorphic viruses into "de-cloaking" themselves, at which point they become visible and therefore vulnerable to the eSafe anti-virus scanning engine.

     SmartScript'TM' Filtering

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

     XploitStopper'TM'

The virus and Internet worm outbreaks in the last three years (Kaza, Nimda, Sircam, BugBear, etc.) were able to cause worldwide damage that is estimated at billions of US Dollars by industry experts. All those outbreaks were caused because viruses and worms were able to exploit existing security holes in various Internet applications (Outlook, IIS, etc.). eSafe's new and innovative XploitStopper(TM) technology is designed to look for known security holes that can be exploited by malicious code and block them before the virus is able to enter the organization. This unique approach minimizes the threat from new and unknown viruses and Internet worms.

     NitroInspection'TM'

eSafe Gateway uses NitroInspection technology to provide superior protection with little or no impact on network performance and the end-user experience. This technology is built around a concept similar to the "stateful" inspection technologies pioneered by Check Point's Firewall-1 line of firewall products.

This method of scanning files is far superior to the older proxy method. Alternative proxy-based products require the content security device to receive the entire file and scan or approve it before allowing any traffic to reach the requesting client. This caused time-outs, user complaints, and bandwidth utilization problems.

Anti-Spam

The phenomenon of spam is growing rapidly. It is estimated that over 50% of today's business e-mail is spam. Spam forces Internet service providers to cope with increasing amounts of e-mail traffic, and the bandwidth of businesses is largely consumed by it, impacting resources and productivity. According to International Data Corporation, spam is no longer just a nuisance; it is quickly becoming both a potential legal liability and a major productivity drain for both corporate information technology departments and corporate users. Spam not only drains worker productivity and consumes valuable information technology resources such as disk storage, central processing unit cycles, and network bandwidth, but it can also expose the organization to legal liability due to the offensive nature of some messages. We provide solutions to these problems by utilizing multiple layers of anti-spam technology ranging from basic solutions that are built into our product to offering our customers a sophisticated anti-spam service, which is based on our original equipment manufacturer (OEM) relationship with Cobion, a German company that specializes in anti-spam and web filtering technologies.

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

During 1999 and 2000, we released the eToken R2 and the eToken Pro, secure authentication devices which are the size of a house key, and the accompanying software, eToken Enterprise. eToken ensures that only legitimate users gain access to network or PC resources by requiring that the token be inserted into the computer's USB port before allowing the computer or application to operate. Our eToken technology offers users with solutions and tools, including authentication, encryption and secure certificate storage capabilities, all housed within the small, portable eToken. In addition, eToken provides user flexibility in deployment through advanced smartcard technology. eToken's versatile architecture enables organizations to use both existing authentication systems or introduce new ones based on advanced technology, while maintaining a similar end-user experience. Support for standard security interfaces, coupled with the ability to cache user passwords, enables the eToken solution to be operated with almost any authentication system.

Our eToken technology allows for concurrent storage of multiple private keys, passwords and digital certificates for use in a wide variety of applications. eToken can be used as an authentication device for e-banking, virtual private networks, extranets and wide area networks and as an enabler for e-Commerce. eToken serves as an encryption device that enables companies to verify the identity of individuals who request access to protected content or applications provided over their networks or websites. eToken can be used to protect sensitive data and resources by performing file encryption and access control functions. eToken can also be used in conjunction with third-party software to digitally sign and/or encrypt electronic messages so that they cannot be modified or intercepted. eToken does not require an additional reader to effectively control any user within the network. eToken links to USB ports in PC's and laptops of all major manufacturers.

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

In the first quarter of 2004 we entered into an agreement with VeriSign, Inc., according to which, VeriSign will use our eToken(TM) NG with One-Time Password
(OTP) functionality for its strong authentication service beta program, which began testing in April 2004.

Marketing and Promotion

We conduct a number of marketing programs to support the sale and distribution of our products. These programs are designed to inform existing and potential customers about the capabilities and benefits of our products. Our marketing activities include:

     o    press releases;

     o    direct mail campaigns;

     o    e-mail sponsorships and campaigns;

     o publication of technical and educational articles in industry journals;

     o    participation in industry trade shows and partner events;

     o organization of and participation in product/technology conferences and seminars;

     o    competitive analysis;

     o    sales training;

     o    advertising in trade magazines;

     o    Internet promotion;

     o    Internet advertising;

     o    development and distribution of literature about our company; and

     o    maintenance of our web site

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

     HASP and Hardlock - Token-Based Security Software Solutions

We, together with our subsidiaries and distributors, provide maintenance and support services for our software security products free of charge. These maintenance and support services include a "hot-line" telephone number that can be used by customers during business hours to assist them in solving problems. We also support customer inquiries via fax and e-mail, and provide additional technical information on our Internet home page. In addition, software developers who have purchased our token-based software security products can download software updates from our FTP (File Transfer Protocol) Internet site free of charge.

     Privilege - Secure Software Licensing and Distribution Products

The license agreement for Privilege SCP includes a maintenance and support component. The standard maintenance and support package provides free access to product updates along with access to our support centers worldwide, during set hours. The support centers are accessible to our customers via e-mail or telephone.

Managed Privilege is our managed service which hosts the software publisher's store. Our Managed Privilege customers receive two levels of support. The first level includes free access to product updates along with access to our support centers. The second level includes various management and administrative options to ensure Web site availability, prepare products for distribution, and track the success of product promotions.

     eSafe - Content Security Products

We generally provide maintenance and support services for our Internet security products during the first 12 months following the installation of the product, depending on the terms of each particular sale and the warranty that we provide. These maintenance and support services include a "hot-line" telephone number during business hours, fax and e-mail support and product updates. After the expiration of the warranty period, each of our Internet security customers is offered a long-term maintenance agreement with us, or with one of our subsidiaries or distributors, as the case may be.

These maintenance agreements include the same services provided during the warranty period. The maintenance agreements generally have one-year terms and in some cases are automatically renewable.

     eToken - Enterprise Security Products

We generally provide a 12-month manufacturer's hardware warranty on eToken products. During this warranty period, we replace any eToken that fails as a result of a recognized manufacturer's defect with a like replacement. We provide eToken users that have purchased a support service with technical support via phone, fax and e-mail from our Tel Aviv headquarters and through our subsidiaries. We also offer a comprehensive web site containing technical support information on eToken.

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

Sales of our products in Europe are subject to various regulations, including directives adopted by the European Community. These directives provide, among other things, that we comply with International Standard ISO 9000 (European Standard EN 29000) entitled "Model for Quality Assurance in Design, Development, Production, Installation and Servicing." In March 2003, we received ISO 9001-2000 certification, which is valid until March 31, 2006. We have consistently passed the semiannual ISO audit.

In addition, we receive certain tax benefits and reduced tax rates from the government of Israel (See Item 10: "Additional Information - Taxation." and Note 13a to our Financial Statements). The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments including investments from equity. In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of benefits, in whole or in part, with the addition of linkage difference and interest.

Customers

We sell our software security products primarily to software developers and distributors. No one customer accounted for more than 10% of our net sales in 2003, 2002 and 2001. The following is a breakdown of our sales by geographic market:

                                 Percentage of sales in,
               ----------------------------------------------------------
Year             Europe
ending         (excluding            Southeast   United
December 31,    Germany)    Israel      Asia     States   Germany   Other
------------   ----------   ------   ---------   ------   -------   -----
2003              25.3%      3.7%      14.4%      32.2%    22.1%     2.3%

2002              26.8%      3.9%      12.6%      35.3%    18.7%     2.7%

2001              26.9%      5.2%      12.3%      32.4%    20.9%     2.3%

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

Our aggregate lease expenses (including motor vehicles) for the years 2003, 2002 and 2001 were $2,570,000, $2,514,000 and $2,423,000, respectively. We believe that our facilities are adequate for our current needs. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this annual report. These risks could cause our actual results to differ materially from any future performance suggested below.

OVERVIEW

We are a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet- and e-mail-borne content, including spam and viruses. Our software DRM products allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security).

We were established in 1985 with our principal focus on software protection through our HASP product line. Between 1996 and 2003, we completed five acquisitions of businesses and product lines which broadened our product offering and enhanced our research and development, direct marketing and selling capabilities. We acquired our eSafe product line at the end of 1998. In 1999, we entered the enterprise security market by complementing eSafe with our eToken product line. As a result of the additional expenses incurred in this transition, as well as generally adverse economic conditions, we incurred net losses in 2001 and 2002. In 2003, we returned to profitability. In 2003, we generated 80% of our revenues from our software DRM products and the balance from our enterprise security products.

Revenues

We generate revenues from two sources: sales of hardware products and software license fees. To date, we have derived the substantial majority of our revenues from sales of hardware products.

In 2003, part of our revenues was denominated in Euros, Japanese Yen and British pounds, all of which have significantly appreciated versus the U.S. dollar during the year. When translating these revenues into U.S. dollars for the purposes of preparing our consolidated financial statements, one of the effects of this appreciation was to increase our reported revenues. In our period to period discussion below, we have indicated the effects of currency fluctuations on our revenues in our reported segments. We also refer you to the "--Quantitative and Qualitative Disclosures About Market Risk--Foreign exchange risk" in Item 11 of this annual report for disclosure of the effect of changes in exchange rates on our overall revenues, gross profit and income (loss) from operations for the years ended December 31, 2001, 2002 and 2003.

Revenue recognition

Product revenues. Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date on which products are delivered.

License fees. We enter into perpetual licenses and, in some cases, time-based licenses, with purchasers of eSafe. Time-based licenses are mostly for one- or two-year periods with respect to additional functionalities of eSafe, such as anti-spam, web filters and application filtering. In both cases, license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

We provide maintenance and support services to purchasers of perpetual licenses. We determine the fair value of the maintenance and support component, which includes the right to periodic updates when and if available, based on the price charged by us for such maintenance and support when provided separately. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement, which is typically one year.

Time-based licenses include maintenance and support, which includes the right to periodic updates when and if available. License fees from time-based licenses, and the maintenance and support component, are recognized on a straight-line basis over the term of the license arrangement.

Our deferred revenues as of December 31, 2002 were $2.3 million and as of December 31, 2003 were $3.4 million. This increase was primarily due to an increase in time-based license revenues.

Revenue trends and drivers

Customer concentration. We sell our products to a large number of customers. In the past three years, no customer accounted for more than 5% of our revenues.

Geographic breakdown. The geographic breakdown of our revenues has remained relatively constant. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

                                 Year ended
                                December 31,
                             ------------------
                             2001   2002   2003
                             ----   ----   ----
United States                 32%    35%    32%

Europe (excluding Germany)    27     27     25
Germany                       21     19     22
Japan                          9      9     13
Israel                         5      4      4
Others                         6      6      4

Repeat customers. We consider the proportion of our revenues from repeat customers to be an important tool in analyzing our software DRM sales. We believe that a significant portion of our revenues in 2003 were from repeat customers.

Cost of revenues and gross profit

Software DRM. Cost of revenues for our software DRM products consists primarily of the cost of components, manufacturing costs (including costs of subcontractors), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs.

Enterprise security. Cost of revenues for our eToken products consists primarily of the cost of components, manufacturing costs (including costs of subcontractors), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs. Cost of revenues for eSafe consists primarily of costs associated with the provision of technical support and royalties payable to third-party licensees.

Our gross margin is impacted principally by the mix of hardware- and software-based solutions that we sell due to the higher cost of revenues associated with hardware-based solutions.

Operating expenses

Research and development. Research and development expenses consist primarily of salaries and related personnel expenses. Other such expenses include subcontractor costs related to the design, development and testing of new products and technologies, product enhancements and an allocation of overhead and facilities costs. All research and development costs are expensed as incurred.

Selling and marketing. Selling and marketing expenses consist primarily of salaries and related personnel expenses, commissions, participation in our distributors' marketing efforts, as well as travel and an allocation of overhead and facilities costs.

General and administrative. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative, network and information systems personnel. Other such expenses include facilities maintenance, professional fees, allowance for bad debt, goodwill amortization and other general corporate expenses.

Financial income, net. Financial income, net, consists primarily of interest earned on bank deposits net of bank charges, impairment of our investments in marketable securities, and foreign currency reimbursement gains resulting from the conversion of monetary balance sheet items denominated in non-U.S. dollar currencies.

Taxes on income. Although Israeli companies generally are subject to income tax at the corporate rate of 36% in 2003, we benefit from Israeli government tax exemption programs that reduce our effective tax rate as described under the caption "--Corporate Tax."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, based upon information available at the time, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated by us on an on-going basis. Actual results may differ from these estimates under different conditions. We believe that the application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowance for doubtful accounts

We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2003, our allowance for doubtful accounts was $972,000 and our trade receivables were $9.8 million. To date, our allowances for doubtful accounts have been sufficient.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the moving average cost method. We periodically evaluate our quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items. If the future market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Taxes on income and deferred tax

We account for income taxes using the asset and liability method. Deferred tax assets net of valuation allowances, totaled $1.6 million as of December 31, 2003. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. We believe sufficient uncertainty exists regarding our ability to realize our deferred tax assets in certain foreign jurisdictions and, accordingly, a valuation allowance has been established against the deferred tax assets in those jurisdictions. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to utilize the remaining deferred tax assets, net of valuation allowances. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination is made. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and income before taxes, as well as the estimated level of annual pre-tax income. We are also subject to changing tax laws in the multiple jurisdictions in which we operate.

Tax returns are subject to audit by various taxing authorities. Although we believe that adequate accruals have been made for unsettled issues, additional gains or losses could occur in future years from resolution of outstanding matters. We continue to assess our potential tax liability included in accrued taxes in the consolidated financial statements, and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position.

Goodwill

Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets"

("SFAS No. 142"), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and as of December 31, 2003, no impairment losses have been identified. As of December 31, 2003, we had total goodwill of $7.3 million on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of long-lived assets

Under Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. In 2002 and 2003, no impairment charges were recorded for long-lived assets.

Investment in other companies

We have investments in two related investment funds managed by Tamir Fishman Ventures Management II Ltd. The investment is stated at cost since we do not have the ability to exercise significant influence over operating and financial policies of the investee. Our management reviews our investment for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2002, we realized an impairment charge of $1.0 million related to these investments and we may realize additional impairment charges in the future.

Litigation

Management sets aside liabilities related to litigation brought against us when the amount of the potential loss can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of income.

A. RESULTS OF OPERATIONS

The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

                                                               Year ended
                                                             December 31,
                                                        -----------------------
                                                         2001     2002     2003
                                                        -----    -----    -----
Revenues :
Software security                                        82.4%    81.0%    79.5%
Enterprise security                                      17.6     19.0     20.5

Total revenues                                          100.0    100.0    100.0
Cost of revenues:
Software security                                        16.6     17.0     14.6
Enterprise security                                       3.4      3.7      3.3

Total cost of revenues                                   20.0     20.7     17.9

Gross profit                                             80.0     79.3     82.1
Operating expenses:
Research and development                                 23.7     24.7     23.3
Selling and marketing                                    48.2     44.4     40.2
General and administrative                               19.0     14.6     14.2
Impairment of intangible assets                          11.2       --       --

Total operating expenses                                102.1     83.7     77.7

Operating income (loss)                                 (22.1)    (4.4)     4.4
Financial income (expenses), net                         (0.9)     1.0      0.9
Other expenses, net                                      (7.2)    (1.9)     0.0

Income (loss) before taxes on income                    (30.2)    (5.3)     5.3
Taxes (benefit) on income                                (0.7)     5.6      0.1

Income (loss) before equity in losses of an affiliate   (29.5)   (10.9)     5.2
Equity in losses of an affiliate                         (2.5)    (2.5)    (0.2)

Net income (loss)                                       (32.0)%  (13.4)%    5.0%

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

Total revenues increased by 10.5% to $54.7 million in 2003 from $49.5 million in 2002. Currency fluctuations accounted for $2.5 million of this increase.

Software DRM. Revenues from software DRM increased by 8.6% to $43.5 million in 2003 from $40.1 million in 2002. This increase was attributable to an increase of $3.8 million in the sales of our HASP products in all geographic markets. This increase was comprised of $1.8 million in additional revenues resulting from an increase of 12.2% in the number of HASP family keys sold in 2003 compared to 2002 and an increase of $2.0 million as a result of currency fluctuations.

Enterprise security. Revenues from enterprise security increased by 18.9% to $11.2 million in 2003 from $9.4 million in 2002. This increase was primarily attributable to growth of $1.3 million in sales of eToken, as well as an increase of $500,000 as a result of currency fluctuations. The increase in eToken sales resulted from an increase of 46.9% in the number of eToken family keys sold in 2003 compared to 2002.

Cost of revenues

Total cost of revenues decreased by 4.3% to $9.8 million in 2003 from $10.2 million in 2002. Currency fluctuations accounted for a $169,000 increase in costs.

Software DRM. Cost of revenues from software DRM decreased by 4.9% to $8.0 million in 2003 from $8.4 million in 2002 as a result of a decrease in depreciation expenses related to production equipment, which we do not expect to have a recurring effect in future periods. Cost of revenues as a percentage of revenues decreased to 18.4% in 2003 compared to 21.0% in 2002. This decrease was primarily attributable to the decrease in depreciation expenses in the amount of $727,000 in 2003 compared to 2002 As a result, the gross margin for software DRM increased to 81.6% in 2003 from 79.0% in 2002.

Enterprise security. Cost of revenues for enterprise security remained constant in 2003 and totaled $1.8 million. Gross margin for enterprise security increased to 83.9% in 2003 from 80.6% in 2002.

Gross profit increased by 14.4% to $44.9 million in 2003 from $39.3 million in 2002. Cost of revenues as a percentage of revenues decreased to 16.1% in 2003 compared to 19.4% in 2002. This decrease was primarily attributable to stable fixed costs of production. These fixed costs as a percentage of revenues deecreased by 2.1% in 2003 compared to 2002. As a result, gross margin increased to 82.1% in 2003 from 79.3% in 2002.

Research and development

Research and development expenses increased by 4.2% to $12.8 million in 2003 from $12.2 million in 2002, primarily as a result of the expansion of our research and development activities. As a result of these relatively stable costs and the increase in revenues in 2003 compared to 2002, research and development expenses as a percentage of revenues decreased to 23.3% in 2003 from 24.7% in 2002. Currency fluctuations accounted for $358,000 of the total increase in research and development expenses during this period.

Selling and marketing

Selling and marketing expenses remained essentially the same in 2003 compared to 2002 and totaled $22.0 million. The stability in selling and marketing expenses was attributable to an increase in sales commissions in the amount of $410,000 due to the growth in our revenues in 2003, which was offset by a decrease of $313,000 in employment costs due to consolidation of our selling and marketing efforts in Europe. As a percentage of revenues, selling and marketing expenses decreased to 40.2% in 2003 from 44.4% in 2002.

General and administrative

General and administrative expenses increased by 6.9% to $7.7 million in 2003 from $7.2 million in 2002. This increase was primarily attributable to an increase in legal fees due to legal proceedings that we were involved in either as a plaintiff or defendant. As a percentage of revenues, general and administrative expenses decreased to 14.2% in 2003 from 14.6% in 2002. Currency fluctuations accounted for $130,000 of the total increase in general and administrative expenses during this period.

Financial income (expenses), net

Financial income, net, decreased by 2.2% to $480,000 in 2003 from $491,000 in 2002. This decrease was primarily attributable to the decrease in our financial income related to foreign currency reimbursement gains in the amount of $289,000, partially offset by a decrease in financial expenses due to an impairment of available-for-sale marketable securities in the amount of $391,000 that occurred only in 2002.

Other expenses, net

Other expenses, net, were $5,000 in 2003 compared to $932,000 in 2002. Other expenses, net in 2002 were primarily due to an impairment write-down of $1.0 million of our investment in one of the two investment funds managed by Tamir Fishman Ventures Management II Ltd. as a result of significant uncertainty over the future realization of its investment portfolio.

Taxes (benefit) on income

Taxes on income were $49,000 in 2003 compared to $2.7 million in 2002. Taxes on income in 2003 were primarily due to income taxes from ongoing operations of approximately $399,000, and were partially offset by deferred tax income of $350,000 relating to carry-forward tax losses. Taxes on income in 2002 were primarily due to income taxes from ongoing operations of approximately $238,000 and due to an increase of the valuation allowance for deferred tax assets of approximately $2.5 million. As of December 31, 2001 we believed that it was more likely than not that the remaining net deferred tax assets of approximately $3.4 million related to our German subsidiary would be realized, principally based upon its strong earning history and forecasted taxable income. In 2002, several developments were considered in determining the need for an increase in the valuation allowance, including a market decline in Germany, increasing uncertainty and a decrease of visibility in the market as a whole, a significant decrease in sequential quarterly revenue levels and the failure to achieve our forecasted results in Germany for 2002. As a result of our assessment, we increased the valuation allowance on the deferred tax asset in the German subsidiary in the amount of approximately $2.5 million.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Total revenues increased by 6.2% to $49.5 million in 2002 from $46.6 million in 2001.

Software DRM. Revenues from software DRM increased by 4.4% to $40.1 million in 2002 from $38.4 million in 2001. This increase resulted primarily from the acquisition of Preview Systems Inc. which was consummated in July 2001 and generated revenues for only part of 2001 compared to the full year in 2002.

Enterprise security. Revenues from enterprise security increased by 15.1% to $9.4 million in 2002 from $8.2 million in 2001. This increase resulted primarily from an increase of $1.3 million in sales of eToken products. This increase was attributable to an increase of $560,000 as a result of an increase in the average selling price per unit, and an increase of $740,000 as a result of an increase in the number of eToken keys sold in 2002 compared to 2001.

Cost of revenues

Total cost of revenues increased by 9.9% to $10.2 million in 2002 from $9.3 million in 2001.

Software DRM. Cost of revenues for software DRM increased by 8.4% to $8.4 million in 2002 from $7.8 million in 2001 as a result of the related increase in sales. Gross margin for software DRM decreased to 79.0% in 2002 from 79.8% in 2001.

Enterprise security. Cost of revenues for enterprise security increased by 17.0% to $1.8 million in 2002 from $1.6 million in 2001 as a result of the increase in sales of eToken. Gross margin decreased to 80.6% in 2002 from 80.9% in 2001.

Gross profit increased by 5.3% to $39.3 million in 2002 from $37.3 million in 2001. Our gross margin decreased to 79.3% in 2002 from 80.0% in 2001.

Research and development

Research and development expenses increased 10.9% to $12.2 million in 2002 from $11.0 million in 2001. This increase was primarily due to the acquisition of Preview Systems Inc. in July 2001. As a result of the acquisition, the salary and related expenses for research and development personnel increased by $670,000 and the facility costs for a new research and development center in Portland, Oregon increased by $550,000. As a percentage of revenues, research and development expenses increased to 24.7% in 2002 from 23.7% in 2001.

Selling and marketing

Selling and marketing expenses remained relatively stable with a slight decrease of 2.2% to $22.0 million in 2002 from $22.5 million in 2001. As a percentage of revenues, selling and marketing expenses decreased to 44.4% in 2002 from 48.2% in 2001.

General and administrative

General and administrative expenses decreased 18.4% to approximately $7.2 million in 2002, from $8.9 million in 2001. This decrease resulted primarily from the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," pursuant to which in 2002 we ceased amortizing goodwill.

In 2001, we amortized $2.0 million of goodwill. As a percentage of revenues, general and administrative expenses decreased to 14.6% in 2002 from 19.0% in 2001.

Impairment of intangible assets

In 2001, in light of anticipated industry conditions, recent changes in our business strategies, and prevailing and anticipated results of operations, we conducted an evaluation of the carrying value and amortization periods of our recorded intangible assets which resulted in an impairment charge of $5.2 million relating to a write-off of intangible assets with respect to the EliaShim Ltd. acquisition at the end of 1998.

Financial income (expenses), net

Financial income, net, was $491,000 in 2002 compared to financial expenses, net of $410,000 in 2001. This change was primarily attributable to the increase in our financial income related to foreign currency translation differences in the amount of $1.0 million, and a decrease in financial expenses due to an impairment of available-for-sale marketable securities in the amount of $613,000 which was partially offset by a decrease in interest income on marketable securities and bank deposits in the amount of $775,000.

Other expenses, net

Other expenses, net, were $932,000 in 2002 compared to $3.4 million in 2001. Other expenses in 2002 were primarily generated by an impairment of our investment in Tamir Fishman Ventures II LLC in the amount of $1.0 million, as a result of significant uncertainty over the future realization of the investment. Other expenses in 2001 were primarily generated by the write off of our investment in FAST Multimedia Inc. in the amount of $3.4 million, since we estimated that the carrying amount of our investment in FAST would not be recoverable.

Taxes (benefit) on income

Taxes on income were $2.7 million in 2002 compared to an income tax benefit of $347,000 in 2001. Taxes on income in 2002 were primarily due to income taxes from ongoing operations of $238,000 and due to an increase of the valuation allowance for deferred tax assets of approximately $2.5 million. The increase of the valuation allowance was due to uncertainties related to our ability to use certain of our deferred tax assets, consisting of our German subsidiary's net operating losses carried forward. The income tax benefit in 2001 was primarily due to an increase of the deferred tax asset, in the amount of approximately $486,000 related to certain foreign net operating losses carried forward, offset by an income tax provision from ongoing operations of approximately $139,000. In 2001, we provided a valuation allowance on a portion of the deferred tax assets relating to our German subsidiary for which we believed that it was more likely than not that the remaining net deferred tax assets of approximately $3.4 million would be realized, principally based upon its strong earnings history and forecasted taxable income. We also believed that the loss in 2001 from our German subsidiary was an aberration rather than a continuing condition. In 2002 several developments were considered in determining the need for an increase in the valuation allowance, including the continuing market decline in Germany, increasing uncertainty and decrease of visibility in the market as a whole, a significant decrease in sequential quarterly revenue levels and the lack of achieving our forecasted results in Germany for 2002. As a result of our assessment, we increased the valuation allowance on the deferred tax asset in the German subsidiary in the amount of approximately $2.5 million.

B. LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are our cash, cash equivalents and marketable securities and our cash flow from operations. As of December 31, 2003, we had cash, cash equivalents and marketable securities aggregating $19.5 million.

Our operating activities provided cash in the amount of $5.9 million in 2003 and $4.2 million in 2002, and used cash of $5.0 million in 2001. The improvement in 2003 compared to 2002 and 2001 was primarily attributable to our moving from a net loss to a net income position.

Our investing activities used cash in the amount of $2.6 million in 2003 primarily due to the purchase of property and equipment in the amount of $913,000 and an investment in Tamir Fishman Ventures II LLC in the amount of $1.7 million. Our investing activities used cash in the amount of $2.5 million in 2002 primarily due to the purchase of property and equipment in the amount of $1.1 million, and an investment in and loans to affiliates in the amount of $1.0 million. Our investing activities provided cash in the amount of $3.4 million in 2001 primarily due to proceeds from the sale of marketable securities in the amount of $11.0 million that was offset by purchase of property and equipment in the amount of $1.2 million, investment in and loans to an affiliate in the amount of $650,000, payment for the purchase of assets from Preview Systems, Inc. in the amount of $5.2 million and an investment in Tamir Fishman Ventures II LLC in the amount of $1.2 million.

Our financing activities provided cash in the amount of $456,000 in 2003 due to the proceeds from the exercise of stock options by employees. In 2002, our financing activities did not use or provide any cash. Our financing activities used cash in the amount of $261,000 in 2001 due to purchase of treasury shares.

We had working capital of $26.6 million as of December 31, 2003, $22.7 million as of December 31, 2002 and $24.6 million as of December 31, 2001.

Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2003 was $3.2 million, of which $2.3 million was funded through deposits into severance pay funds, leaving a net obligation of $900,000.

We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may obtain credit facilities or sell debt or additional equity securities.

INVESTMENTS

Athena Research Ltd. In December 1998, we signed a strategic agreement with Athena Research Ltd. (our former partner in Aladdin Knowledge Systems Japan Co.) pursuant to which we formed an entity named Athena Smart Card Solutions Ltd. which develops and markets smart card solutions. To date, we have invested an aggregate of $542,000 in the share capital of Athena, representing a 35.7% ownership interest, and have made aggregate loans of $2.5 million, both of which had been written-off as of December 31, 2003.

CORPORATE TAX

Israeli companies generally are subject to income tax at the corporate rate of 36%. We benefit from Israeli government tax exemption programs that reduce our effective tax rate. We currently have two effective expansion programs that have been granted approved enterprise status and one expansion program that is pending approval. Therefore, we are eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959. These programs expire at the end of 2004, 2006 and 2008, respectively. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs was exempt from income tax during the first two or four years in which these investment programs produced taxable income and are currently subject to a reduced tax rate of between zero and 20% for the remaining six or eight years of the program, depending on the program. In order to enjoy these benefits, we have determined not to declare dividends or otherwise distribute earnings out of tax exempt income. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon .. See "Israeli Taxation--Law for the Encouragement of Capital Investments, 1959." Since our taxable income is derived from more than one approved enterprise program and since part of our taxable income is not derived from an approved enterprise (including any taxable income of our subsidiaries), our effective tax rate is a weighted average rates based on the various applicable rate and tax exemptions.

We may apply for approved enterprise status for additional investment programs. If approved, new benefit periods would apply for those programs. We will need to demonstrate that future investment programs or expansion plans require capital investments in order to apply for approved enterprise status. We cannot assure you that we will receive approved enterprise status in the future for our capital investments or that the tax benefits for approved enterprises will continue at current levels.

As of December 31, 2003, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $22.3 million, the majority of which related to our U.S. and German subsidiaries. A subsidiary's net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

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

D. TREND INFORMATION

There is a trend toward integration of security software inside pre-configured, easy to install hardware appliances. Although Aladdin does not have its own hardware appliance, we have introduced an innovative Virtual Appliance concept that easily allows integration of eSafe products with almost any hardware appliance. We are also working on strategic alliances with major hardware manufacturers to ensure that eSafe's Virtual Appliance platform works with their high-end hardware appliances. In addition there is an element of service that must be provided to customers when selling hardware devices.

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

The introduction of Active Directory technology by Microsoft and the usage of their Certificate Server as a mainstream authentication platform has opened up the market to mainstream usage of Smartcard based technology. Active Directory is Microsoft's trademarked directory service, an integral part of the Windows 2000 architecture. Like other directory services Active Directory is a centralized and standardized system that automates network management of user data, security, and distributed resources, and enables interoperation with other directories. Active Directory is designed especially for distributed networking environments. There is a clear increase in adaptation of Public Key Infrastructure (PKI) technology and usage of Token / Smartcard for authentication of users' access to the network. PKI enables users of an essentially non-secure, public network such as the Internet to securely and privately exchange data and money through the use of a public and a private cryptographic key pair that is obtained and shared through a trusted authority. The public key infrastructure provides for a digital certificate that can identify an individual or an organization and directory services that can store and, when necessary, revoke the certificates.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003:

                                               Payment due by period
                                ----------------------------------------------------
                                           Less
                                          than 1      2        3       4     After 4
Contractual obligations          Total     year     years    years   years    years
-----------------------------   -------   ------   ------   ------   -----   -------
                                                   (In thousands)
Operating leases(1)             $ 7,042   $2,551   $1,978   $1,735    $474     $304
Purchase obligations(2)           3,082    1,063      940      790     197       92
Other long-term commitment(3)     3,410    1,279    1,705      426      --       --
                                -------   ------   ------   ------    ----     ----
Total contractual obligations   $13,534   $4,893   $4,623   $2,951    $671     $396
                                =======   ======   ======   ======    ====     ====

(1)  Consists of operating leases for our facilities and for vehicles.

(2) Consists of purchase orders for components for our products. In some cases, we are entitled to terminate our commitment upon agreed advance notice, which is subject to a penalty.

(3) In 2000, we signed an agreement with Tamir Fishman Ventures Management II Ltd. and Tamir Fishman Ventures II LLC pursuant to which we committed to invest up to $8.5 million (of which $5.1 million had been invested at December 31, 2003) in Tamir Fishman Ventures II LLC at their request. We based our assumption of the timing of future investments based on our past experience, since we cannot foresee when the demands will be placed.

G. SAFE HARBOR

All information that is not historical in nature disclosed under "Item 5. Operating and Financial Review and Prospects--Off-Balance Sheet Arrangements" and "--Tabular Disclosure of Contractual Obligations" is deemed to be a forward-looking statement.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

As of May 1, 2004, our directors, senior management and key employees are as follows:

Name                      Age   Position with the Company
----                      ---   -------------------------
Jacob (Yanki) Margalit     41   Chairman of the Board and Chief Executive Officer

David Assia(1)             52   Director

Menahem Gutterman(1)(2)    65   Director

Orna Berry(1)(2)           55   Director

Dany Margalit              36   Director and Executive Vice President, Technologies

Erez Rosen                 43   Chief Financial Officer

Ami Dar                    44   President of Aladdin Knowledge Systems Inc.

Steve Langerock            49   Chief Executive Officer of Aladdin Knowledge
                                Systems Inc.

Leedor Agam                40   Vice President eBusiness and eToken Solutions.

Dror Irani                 44   Vice President, eSafe Business Unit Manager

Avishai Ziv                45   Vice President Business Development

Shimon Gruper              43   Executive Vice President, Internet Technologies

Avi Barir                  50   Vice President Software Commerce

Stephen Axel               48   Vice President Global Marketing

----------
(1)  Member of the audit committee

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

Dr. Menahem Gutterman has been an outside director since December 31, 2000. Dr. Gutterman is a Senior Managing Partner of Atid Capital Partners. Dr. Gutterman has served as Executive Vice President and Head of the Operations Information Systems Division of Israeli Discount Bank Ltd since 1992. Dr. Gutterman served as General Manager's Assistant at Israel Discount Bank Ltd. from 1981-1992. Prior to joining Israel Discount Bank Ltd., Dr. Gutterman served as Vice President of Sales and Services at Elscint Ltd., as well as Managing Director of Clal Systems. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in Mathematics.

Dr. Orna Berry has been an outside director since December 31, 2001. Dr. Berry is a venture partner in Gemini Israel Funds Ltd. and since 2000 has served as the active Chairperson in both Lambda Crossing, Ltd., and in Riverhead Networks, Inc., which was sold to Cisco in April 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997-2000 and Co-President of ORNET Data Communications Technologies Ltd. from 1993-1997. From 1992-1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv University and Haifa University.

Dany Margalit joined our company in 1987 as Research and Development Manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed Executive Vice President, Research and Development. In 1998, he was appointed Executive Vice President, Technologies. Mr. Margalit holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Erez Rosen has been Vice President for Finance and Chief Financial Officer since 1998. In 1997, Mr. Rosen served as the head of Finance and Administration of NDS Technologies - an affiliate of News Corp. From 1994 to 1996, Mr. Rosen was employed as the Financial Controller of the Michael Levi Group, a private industrial group. From 1988 to 1994, Mr. Rosen was employed by the BASF Group in Germany, and Italy, where he served in various finance and administration positions. Mr. Rosen holds a BA in Economics from the Hebrew University in Jerusalem, an MBA from INSEAD in Fontainebleau, France and has completed the General Manager Program (TGMP) at Harvard Business School.

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

Leedor Agam joined us in January 2001 as Vice-President eBusiness and eToken Solutions, heading up the company's portable authentication and network security product line. Prior to joining us, Mr. Agam served as Vice President of Business Development for Cylink/AR where he focused on technology acquisition and partnerships, and also held several management positions in Marketing and Channel management where he gained extensive experience in bringing to market high technology security solutions. Mr. Agam received an MBA from City University of London, and a technology bachelor's degree in Industrial Management from Tel Aviv University.

Dror Irani joined Aladdin in 1999 and is currently Vice President eSafe Business Unit Manager. Within Aladdin he has accelerated Aladdin's revenue growth as Vice President of Sales for Internet Security, Vice President of Global Sales and in his current role, Mr. Irani is fully responsible for the entire eSafe Content Security product line (strategy development, R&D, business development, global channel expansion and sales execution). Prior to joining Aladdin, Mr. Irani developed extensive international sales expertise and management capability within the hi-tech industry. His prior executive roles include sales and marketing positions at Efrat and Comverse Network Systems. Mr. Irani holds an MBA, an MA in Economics as well as BSc in Computer Science from Hebrew University in Jerusalem and has recently completed The General Manager Program
(TGMP) at Harvard Business School.

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

Avi Barir has been our Vice President of Software eCommerce DRM since 2000. He is responsible for Aladdin's Software Digital Rights Management (DRM) products, including HASP, Hardlock, and Privilege, and the products of Preview Systems:
Ziplock and Vbox. From 1999 to 2000 Mr. Barir served as the Vice President of Marketing in BreezeCom (NASDAQ: BRZE) Alvarion (NASDAQ: ALVR, formerly BreezeCom), a company specializing in broadband wireless solutions. Between 1997 and 1999 Mr. Barir served as the Associate Vice President of Marketing in ECI Telecom's (NASDAQ: ECIL) Access Solutions SBU. During the first 18 years of his career Mr. Barir held various research and development and sales positions in the defense industry and in the information technology industry. Mr. Barir holds a B.Sc. degree in Electronics Engineering from the Technion - Israel Institute of Technology, and an MBA degree from Tel Aviv University.

Stephen Axel joined us in December, 2001, as the Vice President of Global Marketing. Prior to joining us, Mr. Axel was the Chief Marketing Officer for VASCO Data Security International, a global provider of security solutions. He brings 20 years of marketing experience to our company and has extensive and proven expertise in brand strategy and management, product positioning, and the development of integrated marketing campaigns. A graduate of the University of California-Santa Barbara with a degree in Business Economics, Mr. Axel received his MBA degree from Northwestern University's J.L. Kellogg School of Management.

Yanki Margalit and Dany Margalit are brothers.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. COMPENSATION

During the year ended December 31, 2003, we paid in the aggregate direct remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year (not including our subsidiaries), approximately $1,232,763. This amount includes directors' fees and expenses, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we set aside or accrued approximately $130,707 to provide pension, retirement or similar benefits.

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

C. BOARD PRACTICES

The Effect of the Company's New Articles of Association on Board Practices

On December 16, 2003, our shareholders replaced our Articles of Association with a completely new set of Articles of Association which reflect many changes implemented in order to conform with the Israeli Companies Law - 1999. The changes to our Articles of Association include the following, which affect the practices of our board of directors and management:

We are authorized to exempt in advance an "Office Holder" (as defined in the Companies Law) from all or any of his or her liability for damages in consequence of a breach of his or her duty of care to us.

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

Outside Directors

The Israeli Companies Law - 1999 requires Israeli companies with shares that have been offered to the public inside or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term "affiliation" includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control of the company; and

     o    service as an office holder.

No person may serve as an outside director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director.

The initial term of an outside director is three years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a decision of the court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors must include at least one outside director and both outside directors must be members of a company's audit committee.

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

Audit Committee

The Israeli Companies Law - 1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

We are also required by the NASDAQ National Market to establish an audit committee, at least a majority of whose members is independent of management. Mr. Assia, Dr. Gutterman and Dr. Berry are independent directors under the NASDAQ National Market requirements and serve as the members of our audit committee. Mr. Assia and Dr. Gutterman qualify as our "financial experts".

Internal Auditor

Under the Israeli Companies Law - 1999, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company's independent accountant or its representative.

D. EMPLOYEES

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

                                Year ended December 31,
                                -----------------------
Activity                           2003   2002   2001
--------                           ----   ----   ----
Production                           53     53     56
Research and development            175    181    183
Marketing and sales                  77     70     84
Administration and management        46     50     51
                                    ===    ===    ===
Total                               351    354    374
                                    ===    ===    ===

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. In addition to salary and other benefits, certain of our marketing and sales personnel are paid commissions based on our performance in certain territories worldwide.

Israeli law generally requires severance pay at a rate of 1 month's salary for every year of employment, which may be funded by Managers' Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to Managers Insurance Fund amount to approximately 8.33% of current wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 14.6% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

A general practice followed by us, although not legally required (except with respect to employees classified under Israeli law as "Manual Laborers"), is the contribution of funds on behalf of most of our employees to a fund known as "Managers' Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or salary towards savings and the employer contributes 8.33% for severance payments, 5% of his or her salary towards savings and up to 2.5% for disability.

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

E. SHARE OWNERSHIP

All of the persons listed above, under the caption "Directors, Senior Management and Employees" who are employed by us own shares and/or options to purchase ordinary shares. Except as set forth below, none of the named directors or employees owns shares and/or options amounting to 1% or more of our outstanding ordinary shares. As of May 1, 2004, Yanki Margalit beneficially held 2,184,128 ordinary shares which represented 18.35% of our issued and outstanding share capital, and Dany Margalit held 1,093,195 ordinary shares which is 9.21% of our issued and outstanding capital. Information regarding our share option plans presented in Note 14D to our consolidated financial statements is incorporated herein by reference.

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

                                           Number of
Name and Address                         Shares Owned   Percent of Shares*
----------------                         ------------   ------------------
Yanki Margalit........................     2,184,128          18.35%
15 Beit Oved Street
Tel Aviv 61110, Israel

Dany Margalit.........................     1,093,195           9.21%
15 Beit Oved Street
Tel Aviv 61110, Israel

Juniper Trading Services..............     1,417,400          11.94%
9 Bermudian Road
Hamilton Hill
Bermuda

Diker Management, LLC.................       647,156           5.45%
745 Fifth Avenue, Suite 1409
New York, New York 10151

*Assumes the holder's beneficial ownership of all ordinary shares that the holder has a right to purchase within 60 days.

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

     Amendment to the Employment Terms of Mr. Yanki Margalit, our Chairman and
CEO

In the final quarter of 2002 our audit committee, board of directors and shareholders approved the amendment of Mr. Yanki Margalit's employment terms. Effective as of October 2002, Mr. Yanki Margalit's annual salary is $150,000. In addition, commencing in 2002, Mr. Yanki Margalit receives an annual performance based bonus equivalent to 1.5% of year to year increases in our annual revenues. Commencing in the fourth quarter of 2002, Mr. Yanki Margalit receives a quarterly performance based bonus equivalent to 3% of our quarterly net profits. On April 14, 2003, Mr. Yanki Margalit received options to purchase 100,000 of our ordinary shares at an exercise price per share of $1.20 which will be subject to a 3 year vesting schedule such that one third of these options will vest annually. Mr. Yanki Margalit also receives the use of an automobile from the Company, 25 days of paid vacation per year as well as other benefits commonly paid by companies in Israel.

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

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are included in this annual report in "Item 18: Financial Statements".

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

     Network Commerce Inc.

On May 3, 2002, a claim was brought against our United States subsidiary, Aladdin Knowledge Systems, Inc. by Network Commerce Inc. In this action, the plaintiff claimed that our software, including Privilege SCP infringed the plaintiff's United States patent. The plaintiff requested a preliminary and permanent injunction, damages and attorneys' fees. Aladdin denied the allegations of the claim and asserted that plaintiff's patent is invalid. This claim was settled in December 2002 and received the required court approval on April 25, 2003.

     Hilgraeve, Inc., Symantec Corporation

On October 2, 2002, a claim was brought by Hilgraeve, Inc., the predecessor-in-interest of Symantec Corporation, against us, our United States subsidiary and other companies, including one of our resellers who we agreed to represent and indemnify. The plaintiff claimed in this action that our eSafe product infringes the plaintiff's United States patent. The plaintiff requested a preliminary and permanent injunction, damages and reasonable attorney fees. This claim was settled in the beginning of March 2004. The terms of the settlement, which did not include admission of liability, included a license and covenant not to sue.

     Injunction against former distributor

In November 2003, we won an injunction against a former Brazilian distributor and its owners, Mauro Moreira and Luciane Moreira, of Rio de Janeiro. The injunction requires the defendants to cease several actions that violate obligations undertaken in a 1999 agreement they entered into with us. A sequence of abuses, misrepresentations and questionable actions of the Brazilian defendants led to the termination of distribution agreements and caused us to file the lawsuit against them in November 2003. On November 26, 2003, the Brazilian court rendered its preliminary decision and accepted all our injunction requests. In its decision, the court ordered the defendants to cease from making use of the name "Aladdin" in any way, and to refrain from offering or selling any of our products. The court also stated that the defendants shall not offer or sell any product that competes with our products for a period of one year as of their knowledge of the decision. According to the decision, all of our confidential material that was held by the former distributor must be delivered to us. The defendants filed an appeal against this decision and the Supreme Court of the State of Rio de Janeiro decided to suspend the effects of the injunction alleging that the lawsuit is very complex and the court of first level should await to hear all the contests of all defendants. We filed arguments against the defendants' appeal and against the decision of the State Court, yet the appellate court upheld its decision to suspend the effects of the injunction.

     Andrew Pickholtz

Our subsidiary Aladdin Knowledge Systems Inc., and we were named as defendants in a complaint filed on May 19, 2004, by Andrew Pickholtz in the U.S. District Court for the Northern District of California alleging that our HASP, Hardlock and MicroGuard products infringe a patent owned by Mr. Pickholtz. Mr. Pickholtz is seeking damages in an unspecified amount relating to such alleged infringement, declaratory judgment, enhanced damages, interest, attorneys' fees and any further relief the court may deem appropriate. We believe the complaint is without merit and intend to defend ourselves vigorously. Any liability we incur in connection with this complaint could materially harm our business and financial position and, even if we defend ourselves successfully, there is a risk that management distraction in dealing with this complaint could harm our results.

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

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The table below sets forth the high and low reported sales prices of the ordinary shares, as reported by NASDAQ during the indicated fiscal quarters:

--------------------------------------------------------------------------------
Period                                                            High      Low
--------------------------------------------------------------------------------
May 2004                                                         $27.70   $20.31
--------------------------------------------------------------------------------
April 2004                                                       $26.39   $18.90
--------------------------------------------------------------------------------
March 2004                                                       $19.80   $14.27
--------------------------------------------------------------------------------
February 2004                                                    $17.43   $11.31
--------------------------------------------------------------------------------
January 2004                                                     $12.95   $ 8.73
--------------------------------------------------------------------------------
December 2003                                                    $ 9.89   $ 7.70
--------------------------------------------------------------------------------
November 2003                                                    $ 9.39   $ 7.99
--------------------------------------------------------------------------------
October 2003                                                     $10.10   $ 5.81
--------------------------------------------------------------------------------
September 2003                                                   $ 7.98   $ 6.17
--------------------------------------------------------------------------------
First Quarter 2004                                               $19.80   $ 8.73
--------------------------------------------------------------------------------
Fourth Quarter 2003                                              $10.10   $ 5.81
--------------------------------------------------------------------------------
Third Quarter 2003                                               $ 7.98   $ 3.75
--------------------------------------------------------------------------------
Second Quarter 2003                                              $ 4.10   $ 2.59
--------------------------------------------------------------------------------
First Quarter 2003                                               $ 3.38   $ 2.25
--------------------------------------------------------------------------------
Fourth Quarter 2002                                              $ 2.67   $ 0.85
--------------------------------------------------------------------------------
Third Quarter 2002                                               $ 2.35   $ 1.20
--------------------------------------------------------------------------------
Second Quarter 2002                                              $ 3.80   $ 2.30
--------------------------------------------------------------------------------
First Quarter 2002                                               $ 3.86   $ 2.81
--------------------------------------------------------------------------------
2003                                                             $10.10   $ 2.25
--------------------------------------------------------------------------------
2002                                                             $ 3.86   $ 0.85
--------------------------------------------------------------------------------
2001                                                             $ 5.91   $ 2.43
--------------------------------------------------------------------------------
2000                                                             $44.75   $ 3.62
--------------------------------------------------------------------------------
1999                                                             $19.31   $ 6.88
--------------------------------------------------------------------------------

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

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Israeli Companies Law and our New Articles of Association

The Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law - 1999 (the "Companies Law"), which became effective on February 1, 2000. The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title. Each person listed in the table in "Item 6. Directors, Senior Management and Employees" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors or a committee thereof. With the exception of compensation to outside directors in an amount specified in the regulations discussed above, arrangements regarding the compensation of directors also require audit committee and shareholder approval.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

Subject to certain exceptions provided for in the regulations to the Companies Law, agreements regarding directors' terms of compensation require the approval of the audit committee, board of directors and shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of compensation, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

     o all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

     o    the matter requires approval of the shareholders at a general meeting.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term controlling shareholder is defined for these purposes as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. The shareholder approval must include at least one-third of the shares held by shareholders who are present in person or by proxy at the meeting (without taking abstaining votes into account) that do not have a personal interest in the proposed transaction, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company. However, subject to certain exceptions, shareholder approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in such a private placement, comprises less than twenty percent of the voting rights in a company prior to the consummation of the private placement. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, when voting in the general meeting of shareholders on the following matters:

          o    any amendment to the articles of association;

          o    an increase of the company's authorized share capital;

          o    a merger; or

          o approval of interested party transactions that require shareholder approval under the Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by its audit committee, board of directors and by its shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Our New Articles of Association

On December 16, 2003 our shareholders approved our new Articles of Association. Our objectives as stated in our Articles of Association are to engage in any lawful activity.

We have currently outstanding only one class of securities, our ordinary shares, par value NIS 0.01 per share. No preferred shares are currently authorized.

Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our new Articles of Association may be amended by a resolution carried at a general meeting by an ordinary majority (50%) of those who voted on the matter. The shareholders' rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our new Articles of Association require that we hold our annual general meeting of shareholders once every calendar year and in accordance with the timing requirements set forth under Israeli law, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders are present in person or by proxy. If within a half hour from the time appointed for the meeting a quorum is not present, the meeting, shall be dissolved, but in any other case it shall stand adjourned for one week, to the same day, time and place, without it being necessary to notify the shareholders of such or such other time and place as specified in the notice or to such later day and at such time and place as the chairman may determine with the consent of an ordinary majority. If a quorum is not present at the adjourned meeting within half and hour of the time fixed for the commencement thereof, subject to the provisions of applicable law, the persons present shall constitute a quorum. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

     o amendments to our Articles of Association (other than modifications of shareholders rights as mentioned above);

     o    appointment or termination of our auditors;

     o    appointment and dismissal of directors;

     o approval of acts and transactions requiring general meeting approval under the Companies Law;

     o increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

     o    any merger; and

     o the exercise of the board of directors' powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management.

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

     3. indemnify an office holder of the company for:

          (a) monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

          (b) reasonable litigation expenses, including attorney's fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

The Companies Law provides that a company's articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract, which would provide coverage for the liability of an office holder with respect to the following:

     o    a breach of his fiduciary duty, except to the extent described above;

     o a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

     o an act or omission committed with the intent to unlawfully realize personal gain; or

     o    a fine or monetary settlement imposed upon him.

Under the Companies Law, the term office holder includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person's title.

The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company's audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company's shareholders.

C. MATERIAL CONTRACTS

C-Signature Ltd.

In April, 2004, we entered into a convertible loan agreement with C-Signature Ltd., an Israeli company engaged in the development of a novel biometric identity recognition technology. According to the agreement, we will invest an aggregate amount of $1,050,000 in C-Signature, of which $550,000 has already been transferred to C-Signature as a convertible loan. Such loan will be automatically converted into Series A Preferred Shares of C-Signature, unless C-Signature fails to meet a certain agreed upon milestone or unless it ceases development of its product. In both such cases the full amount of the loan, less certain agreed upon amounts, will be repayable. Concurrently with the conversion of the loan, we will invest the remaining $500,000 by purchasing additional Series A Preferred Shares of C-Signature. Upon conversion of the loan and the placement of the remainder of the investment amount, we will hold 19.9% of the share capital of C-Signature, and shall be entitled in future events of issuance of shares by C-Signature, to issuance of certain additional Series A Preferred Shares, for no consideration. We intend to execute a cooperation and technology license agreement with C-Signature according to which we will develop a line of commercial products based on C-Signature's unique technology and C-Signature shall grant us a license to its technology.

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

     Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the rate of 25% (rather than 36% as stated above) for the "Benefit Period": a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from the year of commencement of production or fourteen years from the year of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the year of commencement. Notwithstanding the foregoing, taxable income of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first two years of the Benefit Period and is taxed at a rate of 25% for the remainder of the Benefit Period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

A company, which qualifies as a "Foreign Investors' Company", is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises seeking approval not later than June 30, 2004. Subject to certain conditions, a "Foreign Investors' Company" is a company which has more than 25% of its combined shareholders' investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders' loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay corporate tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the undistributed income from its Approved Enterprise:

For a company with foreign investment of:

                                Company Tax Rate
                                ----------------
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

In addition, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect (as is the case with us) to forego certain government grants extended to Approved Enterprises in return for an "alternative package" of tax benefits (the "Alternative Package"). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the benefits period.

A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the amount distributed (including the company tax thereon) at the rate that would have been applicable had it not elected the Alternative Package (generally 25%). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company also qualifies as a Foreign Investors' Company, there is no such time limit.) The Company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

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

As above mentioned, certain of our facilities have been granted "Approved Enterprise" status. However, there can be no assurance that we will attain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change, or that the above-mentioned shareholding proportion will be reached and/or maintained.

     Law for the Encouragement of Industry (Taxes), 1969

The following preferred corporate tax benefits, among others, are available to those companies deemed Industrial Corporations. We believe that we are an Industrial Corporation. This provides us with the following benefits:

     o deduction of purchases of know-how and patents over eight years for tax purposes;

     o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; and

     o deduction of certain share issuance expenses over three years for tax purposes.

     Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law") represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

     o a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-fixed (soft) Assets. Where a corporation's equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of Fixed Assets exceeds a corporation's equity, then such excess multiplied by the annual inflation change is added to taxable income.

     o depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

     o the law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate when derived by certain categories of corporate taxpayers.

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

     Tax Consequences if we are a Passive Foreign Investment Company ("PFIC")

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

Due to the fact that less than 75% of our gross income in 2002 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the above income test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the above asset test would have resulted in our classification as a PFIC for any tax year prior to 2001. For 2001 and 2002, however, it is possible that we could be classified as a PFIC under the asset test principally as a result of the significant decline in the public market value of our ordinary shares during 2001 and 2002 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the asset test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities", there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation's assets for purposes of the asset test, and it is arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2001 and/or 2002 would not result in our classification as a PFIC during either or both of such years.

In addition, there can be no assurance that we will not be a PFIC in 2004 or a later year. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will be a PFIC under the income test. Passive income for PFIC purposes includes, among other things, gross interest, dividends, royalties, rents and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we believe that we would not be a PFIC as a result of the income test. This belief is supported by a private letter ruling issued by the IRS to a company whose circumstances are substantially the same as ours, although such private letter ruling would not be binding on the IRS in determining our status. In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.

In view of the uncertainty regarding the valuation of our assets for purposes of the asset test and the complexity of the issues regarding our treatment as a PFIC for 2001, 2002 and, quite possibly, subsequent years, U.S. shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

If we were to be a PFIC at any time during a U.S. holder's holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of ordinary shares, or (ii) so long as the ordinary shares are "regularly traded" on a qualifying exchange, elect to recognize as ordinary income each such year the excess in the fair market value, if any, of its ordinary shares at the end of the taxable year over such holder's adjusted basis in such ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares (the "mark to market" election). For this purpose, the NASDAQ National Market is a qualifying exchange.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC's public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act. You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key

West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also generally make available on our own Web site all our quarterly and year-end financial statements as well as other information.

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

Item 11. Quantitative and Qualitive Disclosures About Market Risk

Market risk is the risk of losses related to changes in market prices and foreign exchange rates, that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign Exchange Risk

Although we report our consolidated financial statements in U.S. dollars, for the year ended December 31, 2003, a portion of our revenues were derived, and our expenses were denominated, in other currencies. We derived approximately 50% of revenues in U.S. dollars, 31% in Euros, 12% in Japanese Yen and 7% in British pounds. For the year ended December 31, 2003, 78% of our expenses were denominated in U.S. dollars, 12% in Euros, 5% in Japanese Yen and 5% in British pounds.

Exchange differences upon translation from the functional currency of our German subsidiary, which is the Euro, to U.S. dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders' equity. As of December 31, 2003, accumulated other comprehensive income increased by $1.2 million as compared to December 31, 2002. As of December 31, 2002, accumulated other comprehensive income increased by $730,000 as compared to December 31, 2001. Exchange differences upon translation from the functional currency from our other selling and marketing subsidiaries (other than our U.S. subsidiary) to U.S. dollars are reflected in our income statement under financial income (expenses), net.

The fluctuation of the Euro and the other relevant functional currencies against the U.S. dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses denominated in such foreign currencies when translated into U.S. dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and income (loss) from operations for the periods indicated:

                                        Year ended December 31,
                     -------------------------------------------------------------
                            2001                 2002                 2003
                     -------------------   ------------------   ------------------
                                At 2000               At 2001              At 2002
                               exchange              exchange             exchange
                      Actual   rates(1)     Actual   rates(1)    Actual   rates(1)
                     -------   --------    -------   --------   -------   --------
Revenues             $46,613    $47,645    $49,520    $49,192   $54,725    $52,232

Gross profit          37,293     38,250     39,282     39,028    44,926     42,001

Income (loss) from
   operations        (10,312)    (9,945)    (2,200)    (2,051)    2,410      1,675

(1) Based on average exchange rates during the period.

We have entered into foreign currency forward contracts and forward exchange options generally of less than one year duration to hedge a portion of our foreign currency risk on sales transactions and on non-U.S. dollar monetary items. The objective of these transactions is to hedge cash flow in U.S. dollars and non-U.S. dollar monetary items against fluctuations in the exchange rates of the Euro, British pound and the Japanese Yen. As of December 31, 2003, there were no foreign currency forward contracts and forward exchange options outstanding.

Equity investments

We hold equity investments in two companies whose securities are traded on the Tel Aviv Stock Exchange, Tamir Fishman Venture Capital II Ltd. and Comsec Information Security Ltd. As of December 31, 2003, the combined fair market value of these investments was $1.2 million. The value of these holdings has fluctuated and the fair market value at December 31, 2002 was $860,000.

As of December 31, 2003, we had invested approximately $5.1 million in two related private investment funds managed by Tamir Fishman Ventures Management II Ltd. Each of these funds invests primarily in the securities of privately-held technology companies in Israel. In 2002, we realized an impairment charge of $1.0 million related to these investments and we may realize additional impairment charges in the future. We have committed to invest an additional $3.4 million in these entities prior to 2007.

Interest rate risk

Our investments consist primarily of cash and cash equivalents, consisting of short-term bank deposits with maturities of up to three months. It is our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations. Due to the short and medium-term maturities of these investments, their carrying value equals the fair value.

Item 12. Descriptions of Securities Other than Equity Securities

Not Applicable

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On December 16, 2003, our shareholders adopted our new Articles of Association conforming with the Israeli Companies Law - 1999, which became effective on February 1, 2000. For a description of how our new Articles of Association affect the rights of our shareholders, please refer to Item 10: The Israeli Companies Law and our new Articles of Association, which is hereby incorporated by reference.

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

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2003 and 2002, and fees billed for other services rendered by Ernst & Young LLP.

                          2003       2002
                        --------   --------
Audit Fees(1)           $117,663   $136,525
Audit-Related Fees(2)   $ 57,749   $ 57,281
Tax Fees(3)             $153,522   $153,363

(1) Audit fees consist of fees for professional services rendered for the audit of the Company's consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees are fees principally for services that traditionally are performed by the independent auditor, including: review of financial statements included in the Company's quarterly reports, accounting consultation and consultation concerning financial accounting and reporting standards.

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

Item 16D. Exemptions for the Listing Standards for Audit Committees

As a foreign private issuer the Company remains exempt, until July 31, 2005, from the NASDAQ requirement to adopt an audit committee charter. Furthermore, the Company's audit committee was established and selected pursuant to the laws of Israel, and therefore the Company relies on the exemptions set forth in Rule 10A with respect to its independence.

                                    PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

See our Consolidated Financial Statements, beginning on page F-1.

Item 19. Exhibits

1.1 Articles of Association of the registrant, approved by shareholders on August 15, 1993.(1)

1.2 Articles of Association of the registrant, approved by shareholders on December 16, 2003. (2)

1.3  Memorandum of Association of the registrant.(1)(3)

4.1 Asset Purchase Agreement dated as of May 17, 2001, by and between Preview Systems Inc. and the registrant. (4)

4.2 Strategic Investor Agreement dated as of February 21, 2000, by and between the registrant and Tamir Fishman Ventures. (4)

4.3  Subscription by Aladdin for partnership units in Tamir Fishman Ventures.
     (4)

4.4 Share Purchase Agreement dated as of February 22, 2001, by and between the registrant and Tamir Fishman Venture Capital Ltd. (4)

4.5 Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (2)

4.6 Convertible Loan Agreement dated as of April 29, 2004, by and between C-Signature Ltd. and the registrant. (2)(5)

8.1  List of subsidiaries. (2)

11.  Code of Ethics. (2)

12.1 Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

12.2 Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

13.1 Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002. *

13.2 Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002. *

15.1 Consent letter from Kost, Forer, Gabbay & Kasierer. *

15.2 Consent letter from Blick Rothenberg. *

----------
*    Filed herewith

(1) Incorporated by reference from our Registration Statement on Form F-1, File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(2) Previously filed as an exhibit to the Original 20-F for the fiscal year ended December 31, 2003, and incorporated by reference herein.

(3)  English translation or summary from Hebrew original.

(4) Incorporated by reference from our 2000 20-F filed with the Securities Exchange Commission on June 30, 2001.

(5) Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

               ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                                 IN U.S. DOLLARS

                                      INDEX

                                                                         Page
                                                                       ---------
Reports of Independent Auditors                                        F-2 - F-3

Consolidated Balance Sheets                                             F-4 -F-5

Consolidated Statements of Operations                                        F-6

Statements of Changes in Shareholders' Equity                                F-7

Consolidated Statements of Cash Flows                                  F-8 - F-9

Notes to Consolidated Financial Statements                           F-10 - F-40

                                   ----------

[ERNST & YOUNG LOGO]

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                         ALADDIN KNOWLEDGE SYSTEMS LTD.

     We have audited the accompanying consolidated balance sheets of Aladdin Knowledge Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of Aladdin Western Europe Ltd., a wholly-owned U.K. subsidiary, which statements reflect total assets constituting 5% and 4% as of December 31, 2002 and 2003, respectively, and total revenues constituting 6%, 7% and 15% of the related consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Those statements were audited by other auditors whose report have been furnished to us, and our opinion, insofar as it relates to the data included for Aladdin Western Europe Ltd., is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets", effective January 1, 2002.

Tel-Aviv, Israel                                /s/ KOST FORER GABBAY & KASIERER
January 22, 2004                                A Member of Ernst & Young Global

                                                  [LOGO]   BLICK
                                                           ROTHENBERG
                                                           Chartered Accountants

                         REPORT OF INDEPENDENT AUDITORS

                             To the shareholders of

                           ALADDIN WESTERN EUROPE LTD

We have audited the accompanying balance sheets of Aladdin Western Europe Ltd ("the Company"), as of December 31, 2002 and 2003, and the related statements of operations and changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ BLICK ROTHENBERG
BLICK ROTHENBERG                                                    12 York Gate
Chartered Accountants                                              Regent's Park
Registered Auditors                                                       London
                                                                        NW I 4QS

29 March 2004

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                  December 31,
                                                                               -----------------
                                                                                 2002      2003
                                                                               -------   -------
   ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                   $14,235   $18,287
   Marketable securities (Note 3)                                                  860     1,229
   Trade receivables (net of allowance for doubtful accounts - $ 991 in 2002
      and $ 972 in 2003)                                                         8,094     9,766
   Other accounts receivable and prepaid expenses (Note 4)                       2,177     2,223
   Deferred income taxes (Note 13 g)                                               469       669
   Inventories (Note 5)                                                          6,269     5,795
                                                                               -------   -------
Total current assets                                                            32,104    37,969
                                                                               -------   -------

LONG-TERM INVESTMENTS:
   Investment in affiliate (Note 6)                                                 --        --
   Investment in other company (Note 7)                                          2,252     3,962
   Severance pay fund                                                            1,957     2,322
                                                                               -------   -------
Total long-term investments                                                      4,209     6,284
                                                                               -------   -------

PROPERTY AND EQUIPMENT, NET (Note 8)                                             3,478     2,447
                                                                               -------   -------

OTHER ASSETS, NET
   Intangible assets, net (Note 9)                                                 752       531
   Goodwill (Note 10)                                                            7,281     7,281
   Deferred income taxes (Note 13 g)                                               715       956
                                                                               -------   -------
Total other assets                                                               8,748     8,768
                                                                               -------   -------
Total assets                                                                   $48,539   $55,468
                                                                               =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                                                    December 31,
                                                                 -----------------
                                                                   2002      2003
                                                                 -------   -------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                                $ 2,398   $ 2,306
   Deferred revenues                                               2,323     3,415
   Accrued expenses and other accounts payable (Note 11)           4,719     5,623
                                                                 -------   -------
Total current liabilities                                          9,440    11,344
                                                                 -------   -------
ACCRUED SEVERANCE PAY                                              2,772     3,168
                                                                 -------   -------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 14):
   Share capital: Ordinary shares of NIS 0.01 par value
      - Authorized: 15,000,000 shares at December 31, 2002
      and 2003; Issued: 11,477,922 shares at December 31, 2002
      and 2003; Outstanding: 11,253,822 and 11,405,302 shares
      at December 31, 2002 and 2003, respectively                     37        37
   Additional paid-in capital                                     36,147    36,147
   Treasury shares                                                (1,164)     (377)
   Accumulated other comprehensive loss                           (4,529)   (3,092)
   Retained earnings                                               5,836     8,241
                                                                 -------   -------
Total shareholders' equity                                        36,327    40,956
                                                                 -------   -------
Total liabilities and shareholders' equity                       $48,539   $55,468
                                                                 =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                           Year ended December 31,
                                                        ----------------------------
                                                          2001       2002      2003
                                                        --------   -------   -------
Revenues (Note 16):
   Software security                                    $ 38,421   $40,093   $43,521
   Enterprise security                                     8,192     9,427    11,204
                                                        --------   -------   -------
Total revenues                                            46,613    49,520    54,725
                                                        --------   -------   -------
Cost of revenues:
   Software security                                       7,753     8,405     7,995
   Enterprise security                                     1,567     1,833     1,804
                                                        --------   -------   -------
Total cost of revenues                                     9,320    10,238     9,799
                                                        --------   -------   -------
Gross profit                                              37,293    39,282    44,926
                                                        --------   -------   -------
Operating expenses:
   Research and development (Note 1c)                     11,043    12,245    12,759
   Selling and marketing (Note 1c)                        22,474    21,990    22,012
   General and administrative (Note 1c)                    8,877     7,247     7,745
   Impairment of intangible assets (Note 2)                5,211        --        --
                                                        --------   -------   -------
Total operating expenses                                  47,605    41,482    42,516
                                                        --------   -------   -------
Operating income (loss)                                  (10,312)   (2,200)    2,410
Financial income (expenses), net (Note 17a)                 (410)      491       480
Other expenses, net (Note 17b)                            (3,372)     (932)       (5)
                                                        --------   -------   -------
Income (loss) before taxes on income                     (14,094)   (2,641)    2,885
Taxes on income (Note 13)                                   (347)    2,738        49
                                                        --------   -------   -------
Income (loss) before equity in losses of an affiliate    (13,747)   (5,379)    2,836
Equity in losses of an affiliate                          (1,168)   (1,257)     (100)
                                                        --------   -------   -------
Net income (loss)                                       $(14,915)  $(6,636)  $ 2,736
                                                        ========   =======   =======
Net earnings (loss) per share (Note 17c):
   Basic                                                $  (1.32)  $ (0.59)  $  0.24
                                                        ========   =======   =======
   Diluted                                              $  (1.32)  $ (0.59)  $  0.23
                                                        ========   =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                              Accumulated
                                                                     Additional                  other
                                                            Share      paid-in    Treasury   comprehensive
                                                           capital     capital     shares        loss
                                                          --------   ----------   --------   -------------
Balance as of January 1, 2001                                $37       $36,147    $  (903)     $  (3,972)
   Purchase of Treasury shares                                --            --       (261)            --
   Other comprehensive loss:
   Unrealized losses on available-for-sale marketable
      securities, net of taxes                                --            --         --         (1,302)
   Less - reclassification of adjustment of other than
      temporary decrease in value of available-for-sale
      marketable securities                                   --            --         --          1,004
   Foreign currency translation adjustments                   --            --         --           (593)
   Total other comprehensive loss                             --            --         --             --
   Net loss                                                   --            --         --             --
                                                             ---       -------    -------      ---------
   Total comprehensive loss

Balance as of December 31, 2001                               37        36,147     (1,164)        (4,863)
   Other comprehensive loss:
   Unrealized losses on available-for-sale marketable
      securities, net of taxes                                --            --         --           (645)
   Less - reclassification of adjustment of other than
      temporary decrease in value of available-for-sale
      marketable securities                                   --            --         --            250
   Foreign currency translation adjustments                   --            --         --            729
   Total other comprehensive income                           --            --         --             --
   Net loss                                                   --            --         --             --
                                                             ---       -------    -------      ---------
   Total comprehensive loss

Balance as of December 31, 2002                               37        36,147     (1,164)        (4,529)
   Exercise of stock options                                  --            --        787             --
   Other comprehensive income:
   Unrealized gain on available-for-sale marketable
   securities, net
      of taxes                                                --            --         --            260
   Foreign currency translation adjustments                   --            --         --          1,177
   Total other comprehensive income                           --            --         --             --
   Net income                                                 --            --         --             --
                                                             ---       -------    -------      ---------
   Total comprehensive income

Balance as of December 31, 2003                              $37       $36,147    $  (377)     $*)(3,092)
                                                             ===       =======    =======      =========


                                                                         Total           Total
                                                          Retained   comprehensive   shareholders'
                                                          earnings   income (loss)      equity
                                                          --------   -------------   -------------
Balance as of January 1, 2001                             $ 27,387                      $58,696
   Purchase of Treasury shares                                  --                         (261)
   Other comprehensive loss:
   Unrealized losses on available-for-sale marketable
      securities, net of taxes                                  --     $ (1,302)         (1,302)
   Less - reclassification of adjustment of other than
      temporary decrease in value of available-for-sale
      marketable securities                                     --        1,004           1,004
   Foreign currency translation adjustments                     --         (593)           (593)
                                                                       --------
   Total other comprehensive loss                               --         (891)             --
   Net loss                                                (14,915)     (14,915)        (14,915)
                                                          --------     --------        --------
   Total comprehensive loss                                            $(15,806)
                                                                       ========

Balance as of December 31, 2001                             12,472                       42,629
   Other comprehensive loss:
   Unrealized losses on available-for-sale marketable
      securities, net of taxes                                  --     $   (645)           (645)
   Less - reclassification of adjustment of other than
      temporary decrease in value of available-for-sale
      marketable securities                                     --          250             250
   Foreign currency translation adjustments                     --          729             729
                                                                       --------        --------
   Total other comprehensive income                             --          334              --
   Net loss                                                 (6,636)      (6,636)         (6,636)
                                                          --------     --------        --------
   Total comprehensive loss                                            $ (6,302)
                                                                       ========

Balance as of December 31, 2002                              5,836                       36,327
   Exercise of stock options                                  (331)                         456
   Other comprehensive income:
   Unrealized gain on available-for-sale marketable
      securities, net of taxes                                  --     $    260             260
   Foreign currency translation adjustments                     --        1,177           1,177
                                                                       --------
   Total other comprehensive income                             --        1,437              --
   Net income                                                2,736        2,736           2,736
                                                          --------     --------        --------
   Total comprehensive income                                          $  4,173
                                                                       ========

Balance as of December 31, 2003                           $  8,241                     $ 40,956
                                                          ========                     ========

*)   Composed as follows:

     Accumulated unrealized gains from available-for-sale
        marketable securities, net of taxes                 $   193
     Accumulated foreign currency translation adjustments    (3,285)
                                                            -------
     Accumulated other comprehensive loss                   $(3,092)
                                                            =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                        Year ended December 31,
                                                                     ----------------------------
                                                                       2001       2002      2003
                                                                     --------   -------   -------
Cash flows from operating activities:

   Net income (loss)                                                 $(14,915)  $(6,636)  $ 2,736
   Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
      Depreciation and amortization                                     4,415     2,310     2,110
      Impairment of intangible assets                                   5,211        --        --
      Impairment of investment in FAST                                  3,350        --        --
      Equity in losses of an affiliate                                  1,168     1,257       100
      Impairment of investment in other company                            --     1,038        --
      Increase in accrued severance pay, net                              196        28        31
      Impairment of available-for-sale marketable securities            1,004       391        --
      Deferred income taxes, net                                         (486)    2,500      (414)
      Decrease (increase) in trade receivables                              3       109    (1,450)
      Decrease (increase) in inventories                                 (982)    1,383     1,033
      Decrease in other accounts receivable and prepaid expenses          150       984        72
      Increase (decrease) in trade payables                              (686)      304      (114)
      Increase in deferred revenues                                       365       297     1,092
      Increase (decrease) in accrued expenses and other accounts
         payable                                                       (3,777)      317       723
      Other                                                               (43)      (35)      (15)
                                                                     --------   -------   -------
Net cash provided by (used in) operating activities                    (5,027)    4,247     5,904
                                                                     --------   -------   -------

Cash flows from investing activities:

   Proceeds from short-term bank deposits                                 500        --        --
   Proceeds from sale of available-for-sale marketable securities      11,004        --        --
   Investment in shares and long-term loan of an affiliate               (650)     (987)     (100)
   Proceeds from long-term loans to an affiliate                          250        --        --
   Purchase of property and equipment                                  (1,235)   (1,141)     (913)
   Proceeds from sale of property and equipment                            31        74       139
   Purchase of intangible assets                                           --       (16)       --
   Investment in other company                                         (1,241)     (444)   (1,710)
   Payment for the purchase of Preview (1)                             (5,239)       --        --
                                                                     --------   -------   -------
Net cash provided by (used in) investing activities                     3,420    (2,514)   (2,584)
                                                                     --------   -------   -------

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                           Year ended December 31,
                                                                        ---------------------------
                                                                          2001      2002      2003
                                                                        -------   -------   -------
Cash flows from financing activities:

   Proceeds from exercise of options                                         --        --       456
   Purchase of Treasury shares                                             (261)       --        --
                                                                        -------   -------   -------

Net cash provided by (used in) financing activities                        (261)       --       456
                                                                        -------   -------   -------

Effect of exchange rate on cash and cash equivalents                       (271)      296       276
                                                                        -------   -------   -------

Increase (decrease) in cash and cash equivalents                         (2,139)    2,029     4,052
Cash and cash equivalents at the beginning of the year                   14,345    12,206    14,235
                                                                        -------   -------   -------

Cash and cash equivalents at the end of the year                        $12,206   $14,235   $18,287
                                                                        =======   =======   =======
Supplemental disclosure:

   Income taxes paid during the year                                    $ 3,200   $   419   $   490
                                                                        =======   =======   =======
Non-cash activities:

   Conversion of long-term note receivable to an investment in an
      affiliate (Note 15)                                               $ 3,350   $    --   $    --
                                                                        =======   =======   =======

   Waiver of employee loans in exchange for investment in Tamir
      Fishman Venture II Ltd.                                           $    --   $   600   $    --
                                                                        =======   =======   =======

   Conversion of balance in trade receivable due from an affiliate to
      long-term loan to an affiliate                                    $    --   $   244   $    --
                                                                        =======   =======   =======

(1)  Payment for purchase of Preview (see Note 1b):

     Fair value of assets acquired and liabilities assumed at the date of acquisition:

     Trade receivables                                                  $  339
     Property and equipment                                                662
     Accrued expenses in respect of acquisition costs                     (194)
     Intangible assets - current technology                              1,039
     Goodwill                                                            3,393
                                                                        ------
                                                                        $5,239
                                                                        ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL

          a. Aladdin Knowledge Systems Ltd. and its wholly-owned subsidiaries (collectively, "the Company" or "Aladdin") is engaged in software security (or Digital Rights Management, or DRM) and enterprise security.

               Within software security, Aladdin develops and markets the following products: HASP and Hardlock, hardware-based software security systems, Privilege SCP, a software marketing, licensing and distribution platform. Both the software and the hardware products protect our customers' software against unauthorized copying and illegal use.

               Within enterprise security, Aladdin develops and markets the USB-based eToken device for user authentication and e-commerce security and the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and non-productive Internet-born content.

               The Company is dependent upon sole source suppliers for certain key components used in its products. Although there is a limited number of manufacturers of these particular components, the Company's management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely effect the operating results of the Company and its financial position.

          b.   Acquisition of Preview Systems Inc. ("Preview"):

               On July 19, 2001, the Company acquired certain assets and assumed certain liabilities of Preview Systems Inc. ("Preview"). Pursuant to the terms of the acquisition agreement, the Company paid $ 5,239 in cash, out of which $ 327 was in respect of acquisition costs.

               Preview was engaged in the business of providing an Internet-based infrastructure solution, creating an end-user electronic distribution chain.

               The operations of Preview are included in the consolidated financial statements from the date of acquisition.

               The acquisition was accounted for by the purchase method of accounting, in accordance with Statement of Financial Accounting Standards No. 141 "Business Combination" ("SFAS No. 141"), and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

               The following table summarizes the estimated fair value of assets acquired at the date of acquisition:

               Trade receivables                                         $  339
               Property and equipment                                       662
               Goodwill                                                   3,393
               Current Technology                                         1,039
                                                                         ------
               Net assets acquired                                       $5,433
                                                                         ======

               Pro forma information, in accordance with SFAS No. 141, has not been provided, since the revenues and net loss of Preview for 2001, were not material, in relation to total consolidated revenues and net income (loss).

          c.   Restructuring charges:

               As a result of the downturn in global economic conditions, the decline in overall business levels and the related impact on the Company's operations, the Company and its subsidiaries implemented during 2002 a worldwide restructuring and cost reduction plan. In connection with the 2002 restructuring plan, Emerging Issues Task Force 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (Including Certain Cost in Restructuring)" and Staff Accounting Bulletin No. 100 "Restructuring and Impairment Charges" were applied. The Company and its subsidiaries incurred expenses of $ 1,123, out of which $ 467 were included in research and development expenses, $ 500 in selling and marketing expenses and $ 156 in general and administrative expenses.

               The major components of restructuring charges were as follows:

                                                                     Year ended
                                                                    December 31,
                                                                        2002
                                                                    ------------
               Employee termination benefits                           $  603
               Facilities closures                                        166
               Consulting fees                                            160
               Other                                                      194
                                                                       ------
                                                                       $1,123
                                                                       ======

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

          Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          Financial statements in United States dollars:

          1. The majority of the revenues of the Company and certain of its subsidiaries is generated in United States dollars ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard Board No. 52 "Foreign Currency Translation". All transactions gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

          2. The financial statements of a foreign subsidiary and an entity reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts has been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity.

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

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Marketable securities:

          Management determines the classification of its investments in marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2003 and 2002, all marketable securities covered by Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" were designated as available-for-sale.

          Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

          Following SEC Staff Accounting Bulletin No. 59, management evaluates each period whether declines in the market value of it's securities are other than temporary. Where such declines are determined to be other than temporary, those securities are written-down to their current market value with the amount of the write-down included in financial expenses (see Note 3 and 17a).

          Investment in an affiliate:

          The investment in an affiliate over which the Company can exercise significant influence (generally, entities in which the Company holds 20% to 50% of voting rights) is presented using the equity method of accounting, and in accordance with EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses", which requires that an investor recognizes equity method losses based on it's ownership of all investee securities held by the investor and the changes in the investor's claim on the investee's book value. The Company generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

          The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with Accounting Principle Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18").

          As of December 31, 2002, based on management's most recent analyses, impairment losses have been identified in the amount of $ 291, and have been included in equity losses of an affiliate (see Note 6).

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Investment in other company:

          The investment in this company is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee. The Company's investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. During 2001 and 2002, based on management's most recent analyses, impairment losses have been identified in the amount of $ 1,038 and $ 3,350, respectively (see Note 7 and Note 15).

          Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and for market prices lower than cost.

          Cost is determined as follows:

          Raw materials, parts and supplies - using the moving average cost method.

          Work-in-progress and finished products - recorded on the basis of direct manufacturing costs, with the addition of allocable indirect manufacturing costs.

          Property and equipment:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                            %
                                               --------------------------
          Computers and peripheral equipment             15 - 33
          Office furniture and equipment                  6 - 20
          Motor vehicles                                      15
          Leasehold improvements               Over the term of the lease

          Intangible assets:

          Intangible assets acquired in a business combination for which date is on or after July 1, 2001, are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").

          Current technology is amortized using the straight-line method over its estimated useful life which is five years.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Impairment of long-lived assets:

          The long-lived assets of the Company and its subsidiaries and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets"("SFAS No.144") and in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for the Long-lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 related only to 2001. According to SFAS No. 121 and SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset would not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

          Goodwill:

          Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under "SFAS No. 142", goodwill acquired in a business combination on or after July 1, 2001, is not amortized. Goodwill that arose from acquisitions completed before July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 5 years.

          SFAS No.142 requires goodwill to be tested for impairment on adoption as of January 1, 2002 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rate. During December 2002, the Company performed the required annual impairment tests of goodwill's fair value. Based on management projections, and expected future discounted operating cash flows, no indication of goodwill impairment was identified. In 2003, as part of the annual impairment test, the Company carried forward the determination of the reporting unit's fair value, because the assets and liabilities that comprise the reporting unit have not changed significantly since the most recent fair value determination. As a result no impairment losses has been identified as of December 31, 2003.

          In the third quarter of 2001, management considered current and anticipated industry conditions, recent changes in its business strategies and current and anticipated operating results. As a result of the above conditions, management conducted an evaluation of the carrying value and amortization periods of the Company's recorded intangible assets and goodwill. The evaluation resulted in a goodwill impairment charge of $ 5,211. The evaluation of the carrying value was in accordance to SFAS No. 121.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Income taxes:

          The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          Research and development costs:

          Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility.

          Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

          Revenue recognition:

          The Company derives revenues from sales of its hardware products (HASP, Hardlock and eToken) and from licensing the right to use its software products (eSafe and Privilege) which includes maintenance and support.

          The hardware based products contain an insignificant embedded software element which is incidental to the product as a whole since the embedded software is not marketed or sold separately and is used solely in connection with the operation of the hardware products.

          The Company generates revenues from its products directly to end-users and indirectly, mostly through value-added resellers, original equipment manufacturers and independent distributors (all of whom are considered end-users). Other than pricing terms which may differ due to the different volume of purchases between resellers, manufacturers and distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. All of the Company's products sold through agreements with value-added resellers, original equipment manufacturers and independent distributors are non-exchangeable, non-refundable, nonreturnable and without any rights of price protection or stock rotation. Accordingly, the Company considers them all end-users.

          The Company accounts for its software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," as amended ("SOP No. 97-2") and for its hardware products in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition" ("SAB 104") when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable. Hardware-based products contain an insignificant embedded software element which is incidental to the product as a whole since the embedded software is not marketed or sold separately and is used solely in connection with the operation of the hardware products.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Persuasive evidence of an arrangement exists. The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a written contract, which is signed by both the Company and the customer or a purchase order from the customer (documentation is dependent on the business practice for each type of customer).

          Delivery has occurred. The Company's hardware and software products may be physically delivered to the customer, or with regard to software products, the products may be electronically delivered to the customer. The Company determines that delivery of hardware products has occurred when the title and risk of loss have been transferred to the customer. In connection with delivery of software products, the Company determines that delivery has occurred upon shipment of the software or, when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software.

          The fee is fixed or determinable. Generally, payments that extend beyond 30 days from the contract date but that are due within six months are deemed to be fixed or determinable based on the Company's successful collection history on such arrangements. Arrangements with payment terms extending beyond these customary payment terms are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

          Collectibility is probable. The Company determines whether collectibility is probable on a case-by case basis. When assessing probability of collection, the Company considers the customer's financial condition, the number of years in business with the customer and the history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

          With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately. Time-based licenses include maintenance and on-going support. VSOE of fair value does not exist for the related support arrangement as maintenance is not priced or offered separately for such arrangements. In these cases, the Company recognizes the license and maintenance revenue ratably over the period of each arrangement.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Deferred revenues include unearned amounts received from maintenance and support contracts and amounts received from customers but not recognized as revenues.

          Severance pay:

          The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the Israeli employees, multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees in Israel is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn, only upon fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance pay expenses for the years ended December 31, 2001, 2002 and 2003, amounted to $ 991, $ 1,468 and $ 1,411, respectively.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

          The majority of the Company's cash and cash equivalents is invested in U.S. dollar deposits with major banks in Israel, the United States, Japan, Germany, the Netherlands, the U.K. and France. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that such financial institutions are financially sound.

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

          Basic and diluted net earnings (loss) per share:

          Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

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

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except earnings (loss) per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Accounting for stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock options is equivalent to or above the market price of the underlying shares on the date of grant no compensation expense is recognized.

          The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standard No. 123 ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

          Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for options granted is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                    2001      2002       2003
                                                  -------   -------   ---------
          Dividend yield                                0%        0%          0%
          Expected volatility                        53.6%     25.8%       80.2%
          Risk-free interest                            2%      1.5%        2.5%
          Expected life of up to                   5 years   5 years   4.5 years

          Pro forma information under SFAS No. 123:

                                                                  Year ended December 31,
                                                                ---------------------------
                                                                  2001       2002     2003
                                                                --------   -------   ------
          Net income (loss) available to Ordinary shares - as
             reported                                           $(14,915)  $(6,636)   2,736
          Deduct: stock-based employee compensation - fair
             value                                                   491       211      542
                                                                --------   -------   ------
          Pro forma:
             Net income (loss)                                  $(15,406)  $(6,847)  $2,194
                                                                ========   =======   ======
             Earnings per share:

             Earnings (loss) as reported                        $  (1.32)  $ (0.59)  $ 0.24
                                                                ========   =======   ======
             Diluted earnings (loss) as reported                $  (1.32)  $ (0.59)  $ 0.23
                                                                ========   =======   ======
             Pro forma basic earnings (loss)                    $  (1.37)  $ (0.61)  $ 0.19
                                                                ========   =======   ======
             Pro forma diluted earnings (loss)                  $  (1.37)  $ (0.61)  $ 0.18
                                                                ========   =======   ======

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except earnings (loss) per share data

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

          Treasury Shares:

          The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders' equity.

          Derivative instruments:

          Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

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

          The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

          Impact of recently Issued Accounting Standards:

          In May 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company's financial position, cash flows or results of operations.

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003.

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

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES

                                             December 31, 2002                            December 31, 2003
                                 ------------------------------------------   ------------------------------------------
                                                                  Estimated                                    Estimated
                                           Gross        Gross       fair                Gross        Gross        fair
                                        unrealized   unrealized     market           unrealized   unrealized     market
                                 Cost      gains       losses       value     Cost      gains        losses      value
                                 ----   ----------   ----------   ---------   ----   ----------   ----------   ---------
          Available-for-sale:
             Equity securities   $927       $--         $(67)        $860     $927      $302          $--        $1,229
                                 ====       ===         ====         ====     ====      ====          ===        ======

          During 2001, 2002 and 2003, the Company's management evaluated whether the certain securities' decline in value was other than temporary, and other than temporary declines were recognized as loss in the amount of $ 1,004, $ 391 and $ 0, respectively, in its statement of operations. The cost basis of these securities was written down to fair value as a new cost basis.

          During 2001, the Company recorded proceeds from the sale of available-for-sale securities in the amount of $ 11,004. The gross realized gains on sale of available-for-sale marketable securities totaled $ 65.

          The net adjustment to unrealized holding gains (losses) on available-for-sale marketable securities included as a separate component of shareholders' equity totaled $ (298), $ (395) and $ 260 in 2001, 2002 and 2003, respectively.

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                   December 31,
                                                                 ---------------
                                                                  2002     2003
                                                                 ------   ------
          Loans to employees (1)                                 $  267   $  396
          Prepaid expenses                                        1,187    1,475
          Government authorities                                    268      251
          Unbilled receivables                                      155        5
          Other                                                     300       96
                                                                 ------   ------
                                                                 $2,177   $2,223
                                                                 ======   ======

          (1) In March 2000, the Company had entered into loan agreements with several of its officers pursuant to which the Company granted these officers loans for the purpose of enabling them to invest in the Tamir Fishman Ventures II Ltd. venture capital fund, a public company whose shares are traded on the Tel-Aviv Stock Exchange. The loans were linked to Israel's Consumer Price Index ("CPI") and bear interest at the rate of 4% per year. As of December 31, 2001 the loans totaled $ 1,132, including accumulated interest. The loan agreements were cancelled in January 2002. The employees and former employees transferred their shares in Tamir Fishman Venture II Ltd. to the Company in exchange for the waiver of their loans. A provision of $ 500 was provided in 2001 for the loss and was recorded as compensation expenses in the statements of operations.

               As of December 31, 2002 and 2003, there is no balance for such loans in the accounts receivable.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

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

NOTE 5:- INVENTORIES

                                                                   December 31,
                                                                 ---------------
                                                                  2002     2003
                                                                 ------   ------
          Raw materials, parts and supplies                      $2,914   $2,591
          Work-in-progress                                          616      827
          Finished products                                       2,739    2,377
                                                                 ------   ------
                                                                 $6,269   $5,795
                                                                 ======   ======

NOTE 6:- INVESTMENT IN AFFILIATE

          Investment as of purchase date                      $   542   $   542
          Convertible bond (1)                                  1,053     1,053
          Long-term loan (1) (2)                                1,331     1,431
          Accumulated losses                                   (2,635)   (2,735)
                                                              -------   -------
                                                                  291       291
          Impairment of investment in an
             affiliate (3)                                       (291)     (291)
                                                              -------   -------
          Total investment in an affiliate
             accounted for by the equity
             method                                           $    --   $    --
                                                              =======   =======

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

          (3) In view of circumstances such as depressed market conditions and difficulties in raising additional capital that indicated that the carrying amount of the investment may not be recoverable, the Company's management decided in 2002, to write-off its investment in the affiliate including the long term loan and the convertible bond in the total amount of $ 291. The impairment charge was included under equity losses of an affiliate.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:- INVESTMENT IN OTHER COMPANY

          Through December 31, 2003 the Company had invested an aggregate amount of $ 5,000 in Tamir Fishman Ventures II, LLC. The Company does not have the ability to exercise significant influence and therefore the investment was stated at cost. See also Note 12c.

          As a result of significant uncertainty over the future realization of the investment, during 2002, based on management's most recent analysis, impairment losses have been identified in the amount of $ 1,038. The impairment charge is included in other expenses. During 2003, based on management's most recent analysis, no impairment losses have been identified.

NOTE 8:- PROPERTY AND EQUIPMENT

                                                                  December 31,
                                                               -----------------
                                                                 2002      2003
                                                               -------   -------
          Cost:
             Computers and peripheral equipment                $10,598   $11,949
             Office furniture and equipment                      2,469     1,972
             Motor vehicles                                        742       574
             Leasehold improvements                              1,307     1,399
                                                               -------   -------
                                                                15,116    15,894
                                                               -------   -------
          Accumulated depreciation:
             Computers and peripheral equipment                  8,834    10,874
             Office furniture and equipment                      1,715     1,362
             Motor vehicles                                        393       329
             Leasehold improvements                                696       882
                                                               -------   -------
                                                                11,638    13,447
                                                               -------   -------
          Depreciated cost                                     $ 3,478   $ 2,447
                                                               =======   =======

          Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $ 2,149, $ 2,102 and $ 1,889, respectively.

NOTE 9:- INTANGIBLE ASSETS, NET

          a.   Intangible assets:

                                                                   December 31,
                                                                 ---------------
                                                                  2002     2003
                                                                 ------   ------
          Cost                                                   $1,054   $1,054
          Accumulated amortization                                  302      523
                                                                 ------   ------
                                                                 $  752   $  531
                                                                 ======   ======

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9:- INTANGIBLE ASSETS, NET (Cont.)

          b. Amortization expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $ 94, $ 208 and $ 221, respectively.

          c.   Estimated amortization expenses for the years ended:

               2004                         $208
               2005                          208
               2006                          115
                                            ----
                                            $531
                                            ====

NOTE 10:- GOODWILL

          The results of operations presented below for the three years ended December 31, 2001, 2002 and 2003, respectively, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2002:

                                                       Year ended December 31,
                                                     ---------------------------
                                                       2001       2002     2003
                                                     --------   -------   ------
          Reported net income (loss)                 $(14,915)  $(6,636)  $2,736
          Goodwill amortization                         2,172        --       --
                                                     --------   -------   ------
          Adjusted net income (loss)                 $(12,743)  $(6,636)  $2,736
                                                     ========   =======   ======
          Basic earnings (loss) per share:

          Reported net earnings (loss)               $  (1.32)  $ (0.59)  $ 0.24
          Goodwill amortization                          0.20        --       --
                                                     --------   -------   ------
          Adjusted net income (loss)                 $  (1.12)  $ (0.59)  $ 0.24
                                                     ========   =======   ======
          Diluted earnings (loss) per share:

          Reported net income (loss)                 $  (1.32)  $ (0.59)  $ 0.23
          Goodwill amortization                          0.20        --       --
                                                     --------   -------   ------
          Adjusted net income (loss)                 $  (1.12)  $ (0.59)  $ 0.23
                                                     ========   =======   ======

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 11:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLES

                                                                   December 31,
                                                                 ---------------
                                                                  2002     2003
                                                                 ------   ------
          Employees and payroll accruals                         $2,626   $3,160
          Accrued expenses                                          778    1,282
          Amount collected on behalf of a customer                  425      647
          Income taxes payable                                      457      306
          Other                                                     433      228
                                                                 ------   ------
                                                                 $4,719   $5,623
                                                                 ======   ======

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

               The Company and its subsidiaries leased their premises and motor vehicles under various operating lease agreements which expire in 2008.

               Minimum lease commitments, under non-cancelable leases as of December 31, 2003, are as follows:

                                                      Year ended December 31,
                                                  ------------------------------
                                                                 Motor
                                                  Facilities   vehicles    Total
                                                  ----------   --------   ------
               2004                                 $1,574      $  977    $2,551
               2005                                  1,012         966     1,978
               2006                                    728       1,009     1,735
               2007                                    472          --       474
               2008                                    304          --       304
                                                    ------      ------    ------
                                                    $4,090      $2,952    $7,042
                                                    ======      ======    ======

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

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          b.   Litigation:

               In October 2002, a claim was brought by Hilgraeve, Inc. against the Company, its United States subsidiary and other companies, including one of its resellers, in respect of whom the Company agreed to represent and indemnify. The plaintiff claimed in this action that the eSafe product infringed on the plaintiff's United States patent. The plaintiff had requested an injunction and damages. This claim was settled at the beginning of March 2004. The terms of the settlement, which did not include an admission of liability, included payment of $550 in consideration of Hilgraeve's agreement to dismiss all its claims regarding the alleged infringement of its patent and an agreement to grant the Company a right to use its patent for the remaining useful life of the patent. The patent's original useful life was 17 years. As a result of the above mentioned settlement the Company recorded in 2003 an accrual of $200 against general and administrative expenses which represented past periods in which the Company actually used the patent.

          c.   Investment commitment:

               In February 2000, the Company signed an agreement with Tamir Fishman Ventures II, LLC ("TFV"). Pursuant to the agreement, the Company committed to invest up to $ 8,475 on demand from TFV. As of December 31, 2003, the Company had invested $ 5,000.

NOTE 13:- TAXES ON INCOME

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               Six expansion programs of Aladdin Knowledge Systems Ltd. ("AKS") have been granted "Approved Enterprise" status, under the Law. For these expansion programs, the Company has elected alternative benefits, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following "Approved Enterprise" expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter. Such reduced tax rates are dependent on the level of non-Israeli investments in the Company, as described below. The Company is also a "foreign investment Company", as defined by the Law and, as such, it is currently entitled in the third up to the sixth programs to a 10-year period of benefits and to a reduced tax rate of 20% (subject to change, based on the percentage of foreign ownership in each tax year).

               In 1996, the Company relocated its manufacturing activity to a new plant which was established in a region defined as a "Priority "A" Development Region". This development region entitles AKS to higher tax benefits than the tax benefits existing where AKS's offices and research and development center are located.

               These benefits are included in the expansion programs, as detailed below:

               1. As of December 31, 2003 the benefits from the first three programs have expired.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

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

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

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

                    The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

                    As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

                    The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $ 29,890 in tax-exempt profits earned by the Company's "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

                    If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently - 20%) and an income tax liability would be incurred of approximately $ 5,978 as of December 31, 2003.

                    Income from sources other then the "Approve Enterprise" during the benefit period, will be subject to tax at the regular corporate tax rate of 36%.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

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

                    By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

               b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                    Results for tax purposes are measured and reflected in real terms in accordance with the change in Israel's Consumer Price Index ("CPI"). As explained in Note 2, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israeli's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of "SFAS No. 109", the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

               c.   Israeli tax reform:

                    On July 24, 2002, Amendment 132 to Israel's Income Tax Ordinance ("the Amendment") was approved by Israel's parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees' income.

                    The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax upon all income of Israel residents, individuals and corporations, regardless the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

               d. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

                    The Company is an "industrial company", as defined by the Law for the Encouragement of Industry (Taxes), 1969 and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

               e.   Income (loss) before taxes is comprised as follows:

                                                       Year ended December 31,
                                                     ---------------------------
                                                       2001       2002     2003
                                                     --------   -------   ------
               Domestic                              $ (2,001)  $ 1,302   $1,988
               Foreign                                (12,093)   (3,943)     897
                                                      -------    ------   ------

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                     $(14,094)  $(2,641)  $2,885
                                                     ========   =======   ======

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

          f.   Taxes on income is comprised as follows:

                                                       Year ended December 31,
                                                       -----------------------
                                                         2001    2002     2003
                                                        -----   ------   -----
          Current taxes                                 $ 139   $  238   $ 399
          Deferred taxes                                 (486)   2,500    (350)
                                                        -----   ------   -----
                                                        $(347)  $2,738   $  49
                                                        =====   ======   =====
          Domestic                                      $ (69)  $  200   $ 216
          Foreign                                        (278)   2,538    (167)
                                                        -----   ------   -----
                                                        $(347)  $2,738   $  49
                                                        =====   ======   =====

          g.   Deferred taxes on income:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                  December 31,
                                                               -----------------
                                                                 2002      2003
                                                               -------   -------
          Deferred tax assets:

          Step up in FAST's assets (See also Note 15)          $ 2,454   $    --
          Reserves and allowances                                  180       344
          Net operating loss carry forwards in subsidiaries     10,706     9,503
                                                               -------   -------
          Net deferred tax assets before valuation allowance    10,886     9,847
          Valuation allowance                                   (9,702)   (8,222)
                                                               -------   -------
          Net deferred tax assets                              $ 1,184   $ 1,625
                                                               =======   =======
          Domestic                                             $   271   $   297
          Foreign                                                  913     1,328
                                                               -------   -------
                                                               $ 1,184   $ 1,625
                                                               =======   =======

          The Company's subsidiaries in the U.K., Netherlands and Germany have estimated total available carryforward tax losses of $ 3,688, $ 443 and $ 6,762, respectively, to offset against future tax profits for an indefinite period.

          The Company's subsidiaries in the U.S. and in France have estimated total available carryforward tax losses of $ 10,623 and $ 756, to offset against future tax profits for periods of 15-20 years and five years, respectively.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

               Management currently believes that since the Company's subsidiaries have a history of losses, it is more likely than not that the remaining deferred tax assets regarding the loss carryforward will not be utilized.

               Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          h. A reconciliation between the theoretical tax expense (benefit), assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense (benefit) as reported in the statement of operations, is as follows:

                                                                  Year ended December 31,
                                                                ---------------------------
                                                                  2001       2002     2003
                                                                --------   -------   ------
          Income (loss) before taxes, as reported in the
             consolidated statements of operations              $(14,094)  $(2,641)  $2,885
                                                                ========   =======   ======
          Statutory tax rate                                          36%       36%      36%
                                                                ========   =======   ======
          Theoretical tax expenses (benefit) on the above
             amount at the Israeli statutory tax rate           $ (5,074)  $  (951)  $1,039
          Decrease in taxes resulting from "Approved
             Enterprise" benefits (1)                               (532)     (176)    (153)
          Tax adjustments in respect of inflation in Israel          346      (196)      --
          Tax adjustment in respect of foreign subsidiary
             different tax rate                                       52        38       43
          Deferred taxes on losses for which valuation
             allowance was provided                                4,630     4,136      105
          Utilization of losses for which valuation allowance
             was provided in prior year                               --        --     (750)
          Non-deductible expenses                                     72      (113)    (235)
          Other                                                      159        --       --
                                                                --------   -------   ------
          Actual tax expense (benefit)                          $   (347)  $ 2,738   $   49
                                                                ========   =======   ======
          (1) Per share amounts (basic) of the tax benefit
                 resulting from the exemption                   $  (0.05)  $ (0.02)  $(0.01)
                                                                ========   =======   ======
              Per share amounts (diluted) of the tax
                 benefit resulting from the exemption           $  (0.05)  $ (0.02)  $(0.01)
                                                                ========   =======   ======

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 14:- SHAREHOLDERS' EQUITY

          a. The Ordinary shares of the Company quoted on the NASDAQ National Market.

          b. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

          c. In October 2000, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to $ 3,000 of its outstanding Ordinary shares, through an open-market transaction. As of December 31, 2002, the Company purchased 224,100 of its outstanding Ordinary shares, at a weighted average price per share of $ 5.20, out of which, during 2003, 151,480 shares were reissued from the share repurchase program for a total consideration of $ 456.

               Such repurchases of Ordinary shares are accounted for as Treasury shares, and result in a reduction of shareholders' equity. When treasury shares are reissued, the Company accounts for the reissuance in accordance with Accounting Principles Board Opinion No. 6 "Status of Accounting Research Bulletins" ("APB No. 6") and charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. In case the repurchase cost is lower than the issuance price, the Company credits the excess cost to additional paid-in capital.

          d.   Employee Share Option Plans:

               Between 1993 and 2003, the Company implemented several Employee Share Options Plans ("the plans"). Total number of options authorized for grant under the plans amounted to 2,773,750. As of December 31, 2003, an aggregate of 43,100 options of the Company were still available for future grants.

               Under the Company's plans, full-time employees, officers and directors of the Company may be granted options to acquire Ordinary shares. The options granted are at an exercise price that equals the fair market value of the shares at the date of grant. The options generally vest over a period of two to four years from the date of grant, and expire no later than five to 10 years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

               A summary of the Company's share option activity under the plans is as follows:

                                                  2001                     2002                    2003
                                         ---------------------   ----------------------   ---------------------
                                                      Weighted                 Weighted                Weighted
                                                      average                  average                 average
                                           Amount     exercise     Amount      exercise     Amount     exercise
                                         of options    price     of options      price    of options     price
                                         ----------   --------   -----------   --------   ----------   --------
               Outstanding - beginning
                  of the year            1,224,116      $5.98     1,633,500      $4.48    1,683,400      $3.62
                  Granted                  717,050      $2.77       397,100      $1.20      638,150      $4.80
                  Exercised                     --      $  --            --      $  --     (151,480)     $3.01
                  Forfeited               (307,666)     $6.46      (347,200)     $4.88     (231,875)     $5.51
                                         ---------                ---------               ---------
               Outstanding - end of
                  the year               1,633,500      $4.48     1,683,400      $3.62    1,938,195      $3.73
                                         =========                =========               =========
               Options exercisable at
                  the end of the year      422,500      $7.32       660,392      $5.29    1,023,583      $4.15
                                         =========      =====     =========      =====    =========      =====

               Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

                                                          Weighted average fair value of
                                                       options granted at an exercise price
                                                       ------------------------------------
                                                                2001    2002    2003
                                                               -----   -----   -----
               Equals fair value at date of grant              $0.68   $0.26   $2.46
                                                               =====   =====   =====
               Less than fair value at date of grant           $  --   $  --   $1.82
                                                               =====   =====   =====

               The options outstanding as of December 31, 2003, have been separated into exercise price categories, as follows:

                                                                                      Weighted
                               Options       Weighted                   Options       average
                            outstanding       average     Weighted    exercisable    exercise
                Range of        as of        remaining     average       as of       price of
                exercise    December 31,    contractual   exercise   December 31,     options
                  price         2003       life (years)     price        2003       exercisable
               ----------   ------------   ------------   --------   ------------   -----------
               $1.20-2.67       955,908          9          $2.00        431,405       $2.18
               $3.50-4.80       633,937          4          $4.42        388,728       $4.36
               $7.50-8.52       348,350          7          $8.16        203,450       $7.92
                              ---------                                ---------
                              1,938,195                     $3.73      1,023,583       $4.15
                              =========                     =====      =========       =====

          e.   Dividends:

               In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- RELATED PARTY TRANSACTIONS

          Long-term note receivable - related parties:

          FAST Multimedia AG ("FAST") is a wholly-owned subsidiary of FAST Multimedia, Inc., an entity controlled by the previous principal shareholder of FAST and a director of the Company. Amounts receivable from FAST were unsecured, fully subordinated to all other liabilities of FAST, bore interest at FIBOR plus 3% (FIBOR + 1.5% at December 31,
          1997) and became due on June 30, 2001.

          In January 2001, the Company signed an agreement to convert the long-term note receivable in the amount of $ 3,350 from FAST into 1,741,644 Series C Preferred shares of FAST Multimedia Inc. These shares represented 11.93% of the outstanding share capital of FAST Multimedia Inc.

          In September 2001, FAST sold its business activities to Pinnacle System, which is listed for trading on the stock exchange in the U.S. in exchange for cash and shares of Pinnacle System.

          In view of the value of the transaction, and in view of the estimation of the Company's management that it will not be possible to realize the investment, management decided to write-off the balance of its investment in FAST and to recognize a loss in respect to this investment.

          The loss in respect of this investment, in the amount of $ 3,350 was recorded in 2001 under the other expenses item in the statements of operations.

          In May 2002, the Company received $ 261 as a result of FAST's business acquisition by Pinnacle System. This amount was recorded in other income.

NOTE 16:- GEOGRAPHIC INFORMATION

          Summary information about geographic areas:

          The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information",("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- GEOGRAPHIC INFORMATION (Cont.)

          The following present total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003:

                                                             Year ended December 31,
                                                           ---------------------------
                                                             2001      2002      2003
                                                           -------   -------   -------
          Revenues from sales to unaffiliated customers:
             Israel                                        $ 2,428   $ 1,949   $ 2,025
             Germany                                         9,725     9,214    12,124
             United States                                  15,091    17,484    17,621
             Europe (excluding Germany)                     12,531    13,273    13,826
             South East Asia                                 5,753     6,241     7,866
             Others                                          1,085     1,359     1,263
                                                           -------   -------   -------
                                                           $46,613   $49,520   $54,725
                                                           =======   =======   =======
          Long-lived assets:
             Israel                                        $ 7,893   $ 6,762   $ 6,009
             Germany                                           366       323       325
             United States                                   3,459     3,398     2,983
             Europe (excluding Germany)                        890       827       719
             South East Asia                                   187       201       223
                                                           -------   -------   -------
                                                           $12,795   $11,511   $10,259
                                                           =======   =======   =======

          Total revenues from outside customers are distributed among the following product lines:

                                                       Year ended December 31,
                                                     --------------------------
                                                       2001      2002     2003
                                                     -------   -------   ------
          Tokens (including HASP,
             Hardlock and Microguard)                $37,207   $37,388   $41,217
          eSafe                                        7,341     7,274     7,662
          eToken                                         851     2,153     3,542
          Others                                       1,214     2,705     2,304
                                                     -------   -------   -------

                                                     $46,613   $49,520   $54,725
                                                     =======   =======   =======

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Financial income (expenses):

                                                              Year ended December 31,
                                                             -------------------------
                                                               2001      2002     2003
                                                             -------   -------   -----
          Financial expenses:

             Impairment of available-for-sale marketable
                securities                                   $(1,004)  $  (391)  $  --
             Foreign currency translation differences           (212)       --      --
             Other                                              (140)     (143)   (219)
                                                             -------   -------   -----
                                                              (1,356)     (534)   (219)
                                                             -------   -------   -----
          Financial income:

             Income from interest on marketable securities       384        --      --
             Interest                                            562       171     161
             Foreign currency translation differences             --       827     538
             Other                                                --        27      --
                                                             -------   -------   -----
                                                                 946     1,025     699
                                                             -------   -------   -----
                                                             $  (410)  $   491   $ 480
                                                             =======   =======   =====

          b.   Other expenses, net:

          Impairment of investment in other company          $    --   $(1,038)  $  --
          Impairment of investment in FAST                    (3,350)       --      --
          Other, net                                             (22)      106      (5)
                                                             -------   -------   -----
                                                             $(3,372)  $  (932)  $  (5)
                                                             =======   =======   =====

                                                  ALADDIN KNOWLEDGE SYSTEMS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

          c.   Net earnings (loss) per share:

               The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                                                                      Year ended December 31,
                                                                  -----------------------------
                                                                    2001       2002       2003
                                                                  --------   --------   -------
               1. Numerator:

                   Net income (loss) to shareholders of
                      Ordinary shares                             $(14,915)  $ (6,636)  $ 2,736
                                                                  ========   ========   =======

                   Numerator for basic and diluted net
                      earnings (loss) per share - income (loss)
                      available to Ordinary shareholders          $(14,915)  $ (6,636)  $ 2,736
                                                                  ========   ========   =======
               2. Denominator:

                   Weighted average number of shares                11,466     11,477    11,477
                   Weighted average number of treasury shares         (191)      (224)     (190)
                                                                  --------   --------   -------

                   Denominator for basic net earnings (loss)
                      per share                                     11,275     11,253    11,287
                                                                  --------   --------   -------
                   Effect of dilutive securities:
                   Employee stock options                             *)--       *)--       663
                                                                  --------   --------  -------
                   Dilutive potential Ordinary shares                 *)--       *)--       663
                                                                  --------   --------   -------

                   Denominator for diluted net earnings (loss)
                      per share - adjusted weighted average
                      shares, assumed exercise of options           11,275     11,253    11,950
                                                                  ========   ========   =======

               *) Antidilutive.

                                   ----------

                                   SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report, as amended, on its behalf.

                                        Aladdin Knowledge Sytems Ltd.


                                        By: /s/ Jacob (Yanki) Margalit
                                            ------------------------------------
                                        Name: Jacob (Yanki) Margalit
                                        Title: Chairman of the Board and
                                               Chief Executive Officer

Date: March 15, 2005


                                       76



                         STATEMENT OF DIFFERENCES
                         ------------------------
The trademark symbol shall be expressed as.............................. 'TM'
The registered trademark symbol shall be expressed as................... 'r'