Form 20-F
period 2005-12-31
ALADDIN KNOWLEDGE SYSTEMS LTD
filed 2006-06-28
CIK 911364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:

14,485,063 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes                ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes                ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes                ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐  Large Accelerated Filer     ☒   Accelerated Filer     ☐  Non-Accelerated Filer

Indicate by check mark which financial statements the registrant has elected to follow.

Item 17  ☐          Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes                ☒  No

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

          We have prepared our consolidated financial statements in United States dollars. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

PART I.

Item 1. Identity of Directors, Senior Management and Advisers.

          Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

          Not Applicable.

Item 3. Key Information.

     A. SELECTED FINANCIAL DATA.

          We derived the selected consolidated statement of operations data set forth below for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, from our audited consolidated financial statements, included elsewhere in this annual report. We derived the consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from audited consolidated financial statements that are not included in this annual report. Please see Note 2 to our Consolidated Financial Statements for a discussion of our significant accounting policies. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

          The following selected financial data should be read in conjunction with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period. Please see notes 2 and 16 of the notes to our audited consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2001	2002	2003	2004	2005

	(In thousands, except earnings per share data)
Consolidated statement of operations data:
Revenues:
Software security	$38,421	$40,093	$43,521	$50,650	$56,578
Enterprise security	8,192	9,427	11,204	18,471	25,195

Total revenues	46,613	49,520	54,725	69,121	81,773
Cost of revenues:
Software security	7,753	8,405	7,995	9,541	9,870
Enterprise security	1,567	1,833	1,804	4,240	7,101

Total cost of revenues	9,320	10,238	9,799	13,781	16,971

Gross profit	37,293	39,282	44,926	55,340	64,802
Operating expenses:
Research and development	11,043	12,245	12,759	12,028	12,131
Selling and marketing	22,474	21,990	22,012	24,677	26,952
General and administrative	8,877	7,247	7,745	8,805	11,169
Impairment of intangible assets	5,211	—	—	—	—
One-time lawsuit charge	—	—	—	—	2,000

Total operating expenses	47,605	41,482	42,516	45,510	52,252

Operating income (loss)	(10,312)	(2,200)	2,410	9,830	12,550

Financial income (expenses), net	(410)	491	480	53	1,038
Other income (expenses), net	(3,372)	(932)	(5)	(138)	14

Income (loss) before taxes	(14,094)	(2,641)	2,885	9,745	13,602

Taxes on income	(347)	2,738	49	957	1,246

Income (loss) before equity in losses of an affiliate	(13,747)	(5,379)	2,836	8,788	12,356
Equity in losses of an affiliate	(1,168)	(1,257)	(100)	—	—

Net income (loss)	$(14,915)	$(6,636)	$2,736	$8,788	$12,356

Net earnings (loss) per share:
Basic	$(1.32)	$(0.59)	$0.24	$0.74	$0.89
Diluted	(1.32)	$(0.59)	$0.23	$0.68	$0.85

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	11,275	11,253	11,287	11,940	13,899
Diluted	11,275	11,253	11,950	13,000	14,580

	December 31,
	2001	2002	2003	2004	2005

	(In thousands)
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$13,438	$15,095	$19,516	$25,911	$77,241
Working capital	24,649	22,664	26,625	34,111	84,974
Total assets	53,395	48,539	55,468	70,894	125,878
Total liabilities	10,766	12,212	14,512	17,457	21,141
Share capital and additional paid-in capital	36,184	36,184	36,184	39,735	78,998
Shareholders’ equity	42,629	36,327	40,956	53,437	104,737

     B. CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

     D. RISK FACTORS

RISKS RELATED TO OUR BUSINESS

We face intense competition in each of the segments in which we operate and our results of operations will be adversely affected if we fail to compete successfully.

          We face intense competition in each of the segments in which we operate. In the hardware-based software licensing authentication token, or SLAT, market, our software digital rights management, or DRM, solutions compete with products sold by SafeNet Inc., which acquired Rainbow Technologies Inc., and in the software-based software protection market, one of our competitors is Macrovision Corporation. One of our competitors in the authentication market is RSA Security Inc.., which holds a dominant position in the one-time passwords, or OTP market, and SafeNet, which manufactures a USB-based authentication product. We also compete with smart card manufacturers. Our primary competitor in the content security market for gateway solutions is Trend Micro Inc., which holds a dominant market position. In addition, the overall content security market is characterized by a number of large companies, such as Symantec Corporation, McAfee, Inc. and Trend Micro, which in 2005 together accounted for over 60% of global revenues in this market as well as a large number of small companies. While the primary focus of these companies is desktop or network solutions and not the gateway solution offered by eSafe, we would face significant additional competition if these companies decided to pursue the gateway market more aggressively. In addition, some vendors of firewalls have decided to extend their offerings to gateway security and are starting to compete with our eSafe product. Many of our current and potential competitors have significantly greater name recognition, larger customer bases and greater financial, technical, manufacturing, marketing and other resources than we do. Our results of operations will be adversely affected if our competitors succeed in marketing products with superior performance or at lower prices than our products.

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

          We purchase certain key components for each of our hardware-based products from sole source suppliers. In particular, we obtain from sole source suppliers the application specific integrated circuits and microcontrollers included in our HASP products, and the microcontroller and the smart card, including its operating system, for our eToken products. In addition, we license the anti-spam and web filtering functions incorporated in eSafe and receive services related to these functions from a third party pursuant to a license agreement that expires on December 31, 2006 and automatically renews for unlimited successive one-year periods subject to either party’s request to terminate at the end of the initial term or any extension. We would need to seek an alternative licensor and service provider for these functions if this third party ceases to provide these services or decides not to extend the license. If any of our suppliers become unable to or refuses to manufacture these components or if we experience delays in delivery of, or shortages in, these components, which has happened from time to time, it could interrupt and delay the manufacture of our products. In the event of a disruption in supply, we cannot assure you that our inventory would be sufficient to enable us to continue manufacturing during the time that it would take to modify the design and integrate substitute components. Any such disruption could adversely affect our results of operations.

Changing preferences and new industry initiatives may render our products obsolete.

          We cannot assure you that software publishers will continue to prefer to protect their software through hardware-based solutions over software-based solutions. A change in preference towards software-based solutions could materially adversely affect the sales of our HASP HL token-based products, which currently represent close to 70% of our total revenues. In addition, even if our software-based HASP SL solution was adopted by software publishers, this would have a material adverse affect on our results of operations.

          An emerging trend in the software industry is providing Software as a Service (SaaS). This concept is based on hosting the software application in a server and providing its functionality as a centralized service, combined with a strong underlying business model and connectivity to the customer’s back-office. SaaS does not sell software the traditional way, by burning software onto CD’s for sale. Consequently, SaaS does not require piracy protection and licensing the way traditional software products do. It requires instead strong protection of the server against intruders, and higher level of authentication of the user. These protections are not provided by our existing software DRM solutions. We cannot guarantee that we will be able to modify HASPHL to meet the needs of SaaS. If SaaS becomes a significant trend in the software industry it may adversely affect our results of operations.

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

          Software developers have started to add security features to new versions of their software that are designed to limit intrusions by unauthorized users or viruses and spyware via the Internet. Moreover, last year, Microsoft announced its expected development of an anti-virus service geared towards consumers and that the upcoming new version of Windows (Vista) will have many security features that are designed to minimize penetration of malicious code. Stronger security in future Microsoft platforms may significantly minimize the vulnerabilities through which virus and vandal penetration is possible. This, in turn, might lower the need to implement anti-virus solutions such as eSafe. As the incorporation of such features in future versions of operating systems and software make these systems less susceptible to outside penetration, our eSafe product may be rendered obsolete or unmarketable.

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

          A key element of our growth strategy is increasing sales of our eToken product line worldwide, which currently represent a small portion of our revenues. Much of this growth will depend on widespread market acceptance of USB-based authentication devices over competing authentication technologies, such as OTP and smart cards. We cannot assure you that the market will continue to accept our eToken products as superior to these existing technologies. If this market does not grow as projected, or if our marketing and selling efforts do not succeed, and eToken adoption rates are lower than we project, we may not achieve our growth targets, and our results of operations may be adversely affected.

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

          Our eToken and HASP product lines contain encryption technologies which require a permit from the Israeli government for their development and export. We have obtained a general permit for our HASP HL product which does not require renewals, and we have a special permit to export eToken which requires annual renewal. Any failure to renew this permit on a timely basis or at all would prevent us from exporting eToken for sale outside of Israel. The sale of eToken in some countries may require special approval by the Israeli government, per sale, and there can be no guarantee that the Israeli government will provide such approval. In addition, we may need to apply for additional permits in the future to export products currently under development that include encryption technologies. There can be no guarantee that the Israeli government will grant such permits. Furthermore, the laws or regulations governing the export of encryption technologies may change and we may be required to comply with more stringent requirements. We also conduct some of our research and development activities in Germany and may be subject to regulations regarding export of technologies.

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

          We market and sell our software DRM products through independent distributors in all of the countries in which we do not have subsidiaries, and we market and sell our eSafe and eToken product lines generally through indirect sales channels, which include independent distributors. In 2005, 42% of our revenues were generated from sales to independent distributors. Under our agreements with independent distributors, each distributor is granted a non-exclusive right in each particular country or region to market our products for an initial term of one year, subject to meeting minimum sales targets. Our success in generating sales in countries or regions where we have engaged independent distributors depends in part on their efforts. We cannot assure you that our distributors will devote sufficient resources to market and support our products effectively or that they will meet minimum sales targets. In the future, we intend to sign additional distribution agreements, which may make us more dependent on our distributors. In addition, if we decide to terminate a relationship with an independent distributor, this could disrupt our relationships with customers served by the terminated distributor.

Our strategy of establishing original equipment manufacturer, or OEM, relationships for sales of our enterprise security product lines may not succeed and may result in difficulties in distinguishing our brand.

          A key element of our growth strategy in our enterprise security segment is to establish OEM relationships with large technology vendors with the aim of encouraging them to incorporate our eToken and eSafe product lines into their products. To date, we have entered into two such relationships with respect to eToken. We believe that the success of our enterprise security segment is dependent, in part, on the establishment of additional OEM relationships in the future. The establishment of OEM relationships is a time-consuming, expensive and unpredictable process, and often involves complex issues relating to the adaptation of our products. Furthermore, OEM relationships may not contain any minimum purchase requirements and there can be no guarantee that any relationship that we establish will result in significant sales. In addition, because OEMs purchase products to be incorporated into their own products, we may lose the ability to brand our products effectively and interact directly with end-users of our products. This may make it easier for OEMs to replace our products with those of our competitors or with products that the OEM partner has developed on its own. Should this occur, we could experience pressure to reduce our prices, or risk losing these relationships. Either of these would adversely affect our results of operations.

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

Some of our products may cause conflicts and failures in our customers’ systems.

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

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, known as the RoHS Directive, will take effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. Some of our distributors and customers are already requiring us to comply with these new rules so as not to be left with noncompliant inventory when the RoHS Directive takes effect. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations. European Directive 2002/96/EC on waste, electrical and electronic equipment, know as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The WEEE Directive became effective on August 13, 2005. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Because the EU member states have not fully implemented the WEEE Directive, the nature and extent of the costs to comply and fees or penalties associated with noncompliance are unknown at this time. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

RISKS RELATED TO OUR ORDINARY SHARES

The market prices of our ordinary shares have been and may continue to be volatile.

          Our ordinary shares have been subject to and will continue to be subject to a great deal of volatility. For example, during 2005, the price of our ordinary shares on The Nasdaq National Market fluctuated between $15.95 and $25.40 per share. We cannot predict the fluctuations in the market price of our ordinary shares. The broader market for technology stocks and, in particular, those of companies based in Israel has also been subject to significant price fluctuations. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. Such volatility in relation to our ordinary shares may also affect our ability to raise additional equity financing in the future.

Our Chairman and Chief Executive Officer, Jacob (Yanki) Margalit, and our director, Dany Margalit, have significant influence over matters requiring shareholder and board approval.

          Our Chairman and Chief Executive Officer, Jacob (Yanki) Margalit, and our director, Dany Margalit, collectively own or control 18.1% of our outstanding ordinary shares. Messrs. Margalit are brothers, and both sit on our board of directors which comprises a total of five members. Accordingly, they have substantial influence over the outcome of corporate actions requiring director or shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders.

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

          We deliver our products promptly following the receipt of customer orders and, therefore, we do not have a significant backlog. In addition, a large proportion of our sales are concentrated at the end of each quarter. These factors make it difficult to project our quarterly results of operations. Commencing in the first quarter of 2004, and for each quarter thereafter, we have released financial guidance to the public during the first month of each quarter with respect to that quarter. Should our actual results of operations fall short of our guidance or analysts’ estimates, the price of our ordinary shares may decline.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

Security, political and economic instability in Israel may harm our business.

          Our corporate headquarters, manufacturing facilities and principal research and development facilities are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect our operations. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas’ gaining majority of the Palestinian Parliament in the elections held recently in the Palestinian Authority, may affect Israel’s security, foreign relations and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. For example, as many of our male employees in Israel are obligated to perform annual military reserve duty typically until between 44 and 46 years of age and in some cases up to 54 years of age, any major escalation in hostilities in the region could result in a portion of our employees being required to perform military duty for an extended period of time.

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

          Three of our expansion programs in Israel have been granted approved enterprise status. We are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959 and its amendment, effective in April 2005. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. We cannot assure you that the tax benefits that our current approved enterprise programs receive will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase.

It may be difficult and costly to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

          We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

•	effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;

•

enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors which are nonresidents of the United States, in the United States or Israel; and

•	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

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

Provisions of Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

          Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. For additional information about some anti-takeover effects of Israeli law, see “Item 10.B. Articles of Association—Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law.”

Item 4. Information on the Company.

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

Capital Expenditures

          During the past three years, our capital expenditures amounted to approximately $4.5 million. The focus of our capital expenditure program primarily included investment in IT systems, equipment for research and development and testing purposes as well as general computer software and hardware. We continue to make capital investments of a similar nature in our Israeli facilities and also in connection with our production activities.

     B. BUSINESS OVERVIEW

          We are a global provider of security solutions that reduce software theft, strongly authenticate network users and protect against unwanted Internet- and e-mail-borne content, including spam and viruses. Our products are organized into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM solutions allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks and applications (authentication) and what content their users can utilize (content security).

          Our software DRM product line, HASP, offers a comprehensive solution for the protection, licensing and distribution needs of software publishers. Our enterprise security products consist of eToken and eSafe. eToken is a solution based on smart card devices, which ensures that only legitimate users gain access to networks and PCs. eSafe is a gateway-based solution that proactively protects networks against viruses, worms, spam and other unwanted Internet- and e-mail-borne content.

          We sell our products globally to a large number of customers. We market and sell our software DRM products directly, as well as through a network of independent distributors. We market and sell our enterprise security solutions through indirect channels, which include distributors, value-added resellers and system integrators, and more recently, through OEM relationships. Organizations that have adopted our enterprise security solutions include Fortune 500 companies and cover a broad range of industries such as financial services, telecommunications, airline, manufacturing and technology.

          Within the software DRM market, we focus on the hardware-based software licensing authentication token, or SLAT, market, which is the largest segment of the software DRM market. According to IDC, a market research firm focused on the information technology and telecommunications industries, we are the global leader in the SLAT market since 2002, with a 37.2% market share in 2004 (the most recent year for which IDC has provided such data to date). We have grown our customer base through a history of innovation in the security market and have a broad portfolio of intellectual property, including a number of patents and patent applications pending.

          We have experienced significant growth since our founding in 1985. Over the last three years, we have achieved growth that is above the industry average and we have increased our profitability in each of the last twelve quarters. We believe that our core strength in the software DRM business is complemented by increasing growth in the enterprise security segment, which has grown from 19.0% of our total revenues in 2002 to 31.0% of our total revenues in 2005.

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

Software DRM overview

          The advancement of digital technologies makes it possible to produce an essentially perfect copy of any digital asset with minimal effort. Piracy affects all forms of digital content, such as music, movies, text and software. With the advent of the personal computer, software piracy first became an issue in the 1980s. Development of the Internet in the 1990s virtually eliminated the need for a physical medium to perform illegal transfers of digital assets. According to a May 2005 study by the Business Software Alliance and IDC, software developers lost $33 billion of potential revenue in 2004 due to software piracy, and in some countries more than 90% of all software in use is pirated. Software piracy impacts software publishers by preventing them from realizing all of the licensing revenue from the use of their software products. Software piracy can occur in many forms, including end-users making unauthorized copies and distributing them to friends or co-workers, retailers selling illegal copies, computer dealers loading illegal copies onto their customer’s hardware, commercial counterfeiters offering illegal copies for sale and enterprises exceeding the number of users or scope of use authorized by license agreements.

          Software DRM can be implemented either through a hardware device or a software solution. The hardware device is a hardware “key” that connects either to the USB or parallel port of a computer and “unlocks” software residing on that computer. IDC refers to this market as the software licensing authentication token, or SLAT, market and projects that this market will grow from $140 million in 2005 to $166 million in 2009. Software-based solutions allow software publishers to control end-use without distributing a hardware device and may also include licensing and distribution capabilities.

Software DRM market trends

          We believe that the following are key growth drivers of the software DRM market:

•

Growth of piracy on the Internet. Increasing broadband access combined with peer-to-peer (P2P) networks and Internet publishing tools, such as bulletin boards and weblogs, are facilitating a rise in software piracy which can be limited by adopting software DRM solutions.

•

Increasing variety of software licensing models. License management is an increasing concern for software publishers. Software license models are evolving and software publishers now deliver their software in an increasing variety of schemes including by software rental, trialware or pay per use arrangements. These more flexible licensing options drive the need for new software DRM solutions.

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

Enterprise security overview

          Enterprise security has become a critical element of enterprise networks due to the growing need for organizations to increase connectivity to their networks, enhance their online services, and open new opportunities for electronic business. To combat network security breaches, corruption of software environments, and legal exposure, organizations are primarily focused on securing their networks by controlling who accesses their networks (authentication) and what content users can utilize (content security).

Authentication overview

          Organizations are rapidly increasing the exchange of electronic information both internally, among their employees and departments, and externally, with their customers, vendors, business partners, suppliers and others. Extending information access both inside and outside an organization has become critical to operating organizations effectively. Increased access to critical information, however, can lead to a greater risk of exposing this information to unauthorized users. Hackers, cyber-terrorists, identity thieves, disgruntled employees and even competitors can intercept information. A number of security technologies have emerged to help organizations positively identify users before granting access to enterprise networks.

          Authentication solutions range from simple single-factor systems that rely only on something the user knows, such as a password, to strong or two-factor systems that rely on multiple factors such as something the user has such as a token, as well as something the user knows (e.g., a password). Strong authentication systems include, among others, OTP tokens, smart cards and USB tokens. OTP tokens allow users to authenticate themselves to backend servers by manually entering a randomly generated, one-time password. Smart cards are authentication cards that connect to a personal computer through special readers. USB tokens are devices that connect to any computer USB port and have embedded software to automatically perform user authentication functions. According to IDC, USB tokens represent a high level of security and user acceptance.

Authentication market trends

          According to IDC, the traditional OTP token market is projected to grow from $214 million in 2005 to $245 million in 2009, representing a compound annual growth rate of 3.4%. The USB hardware authentication market is projected to grow from $58 million to $212 million during this same period, representing a compound annual growth rate of 38.3%. We believe that the following are key growth drivers of the authentication market:

•

Increasing access to enterprise networks. The need for strong authentication is increasing, as the scope of access to enterprise networks expands. Enterprises are expanding access to their networks to mobile workers and telecommuters, as well as to customers and business partners. Enterprises are also allocating more resources to authentication solutions for internal access.

•

Realization of password management costs. While stand-alone passwords as an authentication method were once viewed as “free,” numerous studies have shown that the most common call to help desks and support centers relates to passwords, costing a company $10 or more per incident. We believe that enterprises are more willing to consider more robust authentication solutions in light of the inherent costs of password management.

•

Regulatory compliance. A growing number of guidelines and regulations, such as the Sarbanes-Oxley Act (SOX), HIPAA, the Federal Financial Institutions Examination Council’s (FFIEC) Authentication Guidance, Basel II, and more, hold organizations responsible for the integrity of their business data and for the protection of personal information that has been entrusted to them. Enterprises worldwide are feeling increasing pressure to comply to these guidelines and many allocate a key portion of their IT security spending for this purpose. Enterprises are adopting strong authentication to enhance compliance by enabling secure user access and providing an attestable method for protecting internal data and networks.

•

Increasing adoption of authentication solutions for consumer applications. As on-line services become more pervasive, financial institutions, e-commerce providers and Internet service providers are increasingly providing their customers with authentication solutions to ensure secure on-line transactions and prevent consumer fraud.

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

Content security market trends

          The content security market is projected to grow from $4.5 billion in 2004 to $10.5 billion in 2009, according to IDC. Sub-segments of content security include:

•

Messaging security, which is used to monitor, filter and block messages from different messaging applications, is projected to grow from $665 million in 2004 to $2.6 billion in 2009, representing a compound annual growth rate of 31.3%; and

•

Web filtering, which is used to screen and exclude web pages which are deemed objectionable or not business related, is projected to grow from $433 million in 2004 to $929 million in 2009, representing a compound annual growth rate of 16.5%.

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

•

Continuation of spam proliferation. According to a February 2006, Ferris Research report, spammers send an average of 15 billion spam email messages per day. This represents 60% out of a total of 25 billion email messages sent per day.

•

Information and identity theft. The widespread use of the Internet for e-commerce and e-business has resulted in rapid growth in the number of information and identity theft cases. This, in turn, is causing a steadily growing awareness of the need for stronger information security. According to Gartner, 73 million adults who use the Internet received a phishing email between May 2004 and May 2005, and 2.4 million online shoppers lost money as a direct result of phishing. Phishing is the act of sending an email to a user falsely claiming to be from an established, legitimate enterprise, in an attempt to lure them into spoofed sites often of those known brands. On those sites, users are mislead into surrendering private information that will be used for fraud and identity theft, or infected with spying Trojans, password stealers and other malicious code.

•

Increasing regulation. Regulations such as the Gramm-Leach-Bailey Act, the Health Insurance Portability and Accountability Act and the Sarbanes-Oxley Act, each requires enhanced protection of sensitive personal and corporate data, have forced organizations to take additional measures to protect their networks.

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

•	Reliability. We believe our hardware keys are reliable even while operating in diverse environments. Our product return rate in 2005 was negligible.

Enterprise security

          We provide organizations with tools that allow only authorized personnel to access their networks, as well as provide protection to their networks from malicious code. We believe that our enterprise security solutions have the following benefits:

Authentication

•

Comprehensiveness. eToken offers a full strong authentication and password management solution, comprised of devices, applications, and a management system. All eToken products are interoperable so the solution can be easily adapted to customers’ specific needs.

•

Enhanced security. eToken offers smart card based devices which provide highly secure storage of encryption keys and credentials as well as on-board cryptographic operations. The eToken authentication technology using hardware-based cryptographic challenge-response enhances security and is not available in competing authentication technologies such as biometrics, passwords and software-based tokens, which do not utilize a hardware component.

•

Cost effectiveness. Our advanced USB token implementation provides a cost-effective solution due to instant USB connectivity offered by most PCs and laptops today making a special separate smart card reader redundant. Our architecture, which is based on the standard operating system interfaces, can eliminate the need for a back-end server, reducing the cost of implementing the solution. Our standard USB token draws its power from the USB port which eliminates the need for batteries and enables its use indefinitely unlike competing technologies. The result is a highly cost effective solution for implementing strong user authentication.

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

•

Integrated content security. Our gateway-based solution provides an integrated content security approach that addresses all types of content security threats in one centrally managed solution. By providing an integrated security solution, we can address blended threats of spyware, spam, viruses, worms, unauthorized peer-to-peer traffic and phishing. Many of our competitors focus either on antivirus or anti-spam solutions and do not provide an integrated solution.

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

Our Strategy

          Our objective is to be the leading provider of security solutions to protect digital assets and enable secured e-business. To achieve this objective, we are pursuing the following strategies:

Extend our technology and introduce new products

          We intend to leverage our technology, product strengths and expertise to further expand our core product functionality and continue to develop complementary solutions. We will continue to invest in research and development and expect to announce several new product and technology offerings during 2006. Current initiatives include developing a unified hardware and software solution for software DRM based on our HASP solution; expanding our eToken line of products, including an innovative biometric solution, a smart card token with combined flash memory for mass data storage, and a Java card based token; and developing additional proactive technologies to fight content security threats.

Provide customer focus to leverage our existing customer base

          We believe our dedication to customer service has fostered significant loyalty within our customer base and that a significant portion of our revenues in 2005 were from repeat customers. In addition, we believe that our established enterprise security customer base represents a significant opportunity to cross-sell our other enterprise solutions.

Establish new strategic OEM relationships and other distribution channels

          We market our enterprise security products, eToken and eSafe, through indirect channels, including distributors, value-added resellers and system integrators, and in the last two years, through OEM relationships. We believe that this strategy allows us to provide our security solutions to the largest number of end-users. We intend to increase our channel sales to accelerate the growth of our enterprise security segment particularly by establishing OEM relationships with large technology vendors. For example, in the first quarter of 2006, we announced an OEM relationship with RSA Security Inc. for our eToken products which represented a second phase to the patent licensing agreement we entered into with RSA Security Inc. in January 2005.

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

Software DRM

          Our HASP product line is a comprehensive software DRM solution for software publishers’ software protection, secure software licensing and secure software distribution needs. Software publishers can choose from hardware-based (HASP HL) and software-based (HASP SL) options. Hardware-based options are available in a variety of form factors including USB, parallel port and PC-card.

•

HASP HL operates by receiving encrypted strings during runtime from the protected application and decrypting them in a way which is very difficult to imitate. The encryption/decryption key is vendor unique. This encryption key is securely stored in the HASP HL key. Only the specific vendor’s HASP HL keys decrypt correctly the encrypted strings and allow them to run properly on the computer. HASP HL also contains the infrastructure and tools to create and enforce licensing terms. These enable the creation of a wide variety of licensing models such as software subscription, software rental, module/feature licensing and trialware.

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

          eToken. eToken is a fully portable solution for strong user authentication and password management. Our eToken USB-based smart card authentication devices are intended to ensure that only legitimate users gain access to network or PC resources by requiring that the user’s token be inserted into the computer’s USB port combined with a password to ensure strong two-factor authentication. The eToken family includes the following products:

•

eToken devices including the eToken NG-OTP, a hybrid token incorporating smart card technology with one-time password functionality for authentication in detached mode, and eToken PRO, a two-factor authenticator that employs a readerless smart card and is primarily used for secure network access and digital signing. All eToken devices can integrate with proximity technology for secure physical access.

•

eToken security applications including software enabling certificate based and one-time-password based strong authentication, and password management applications enabling secure storage and management of user authentication credentials on-board the token.

•

eToken SDK (Software Development Kit) is a set of industry standard APIs (Application Programming Interfaces) and supporting documentation that enables organizations and third-party vendors to develop their own token-based security solutions, integrating eToken into their applications.

•

eToken TMS (Token Management System) is a full system for enterprise-wide life cycle management of tokens and their associated security applications. This product supports applications including Web access, secure e-mail, data encryption, network logon and VPN access. It enables administrator and end users self service management capabilities.

          eSafe. eSafe is a gateway-based, integrated content security solution that proactively protects networks against viruses, worms, spyware, spam and non-productive Internet-borne content. eSafe includes antivirus, anti-spam, anti-spyware, web filtering and protection against unauthorized peer-to-peer (P2P) traffic. eSafe’s ability to block known and unknown viruses and other threats is designed to protect critical information and reduce network and user downtime.

          eSafe incorporates our NitroInspection technology. NitroInspection allows fast response times and has built-in fail-over and load-balancing capabilities to enable a high volume of traffic as well as redundancy and high availability of services in case of failures.

Sales and Marketing

Sales

          We sell our software DRM products primarily to software developers and distributors. No one customer accounted for more than 10% of our total revenues in 2003, 2004 or 2005.

          We market and sell our software DRM solutions directly through our head office in Israel and through our international subsidiaries, including the United States, the United Kingdom, Germany, Spain, Hong Kong and Japan. In addition, we have 29 distributors covering additional countries not covered by our subsidiaries. In 2005, we recorded revenues of $34.0 million, representing 42% of our total revenues from sales by distributors. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region a non-exclusive right to market our software DRM solutions for an initial term of one year. During this period, the distributor is required to meet minimum sales targets set out in the distribution agreement. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give prior written notice. Each distributor is responsible for preparing and submitting to us for approval a marketing plan for sales in that distributor’s sales territory and for obtaining and maintaining any local regulatory approvals required to sell our software DRM solutions in that territory.

          We market and sell our enterprise security solutions, eSafe and eToken, through indirect channels, which include distributors, value-added resellers and system integrators. In addition to selling our enterprise security solutions through channel distributors, we are pursuing a strategy to establish OEM relationships with large technology vendors. In February 2006, we announced an agreement with RSA Security Inc., according to which RSA Security Inc. will release a new RSA SecurID® authenticator that incorporates the Aladdin eToken USB technology.

          We are also continuing our OEM agreements with VeriSign, Inc. and Cisco Systems. VeriSign uses our eToken NG-OTP with OTP functionality and our eToken PRO token, for its Unified Authentication program since 2004. Cisco Systems has incorporated USB ports and our eToken technology in its series of routers, introduced in February 2005. These routers enable Cisco customers to easily use our eToken products for router provisioning and secure VPN access.

Marketing

          We conduct a number of marketing activities to support the sale and distribution of our products. These activities are designed to inform existing and potential customers about the capabilities and benefits of our products. These marketing activities include:

•	press releases and management of analyst relationship;

•	direct mail, email and channel-related campaigns;

•	participation in product and technology conferences and trade shows;

•	advertising in trade magazines and on the Internet;

•	search engine optimization and search engine marketing; and

•	development and ongoing maintenance of our web site, intranet and extranet.

Competition

Software DRM

          Our software DRM solutions compete with hardware-based systems and software-based systems. In the hardware-based software licensing authentication token, or SLAT, market, we compete principally with SafeNet (which about two years ago acquired Rainbow Technologies) and which, according to IDC, had a 33.2% market share in 2004, compared to our 37.2% market share. We also compete in the SLAT market with a number of smaller vendors including WIBU Systems AG. In the software-based software protection market, we face competition from a larger number of vendors, primarily Macrovision Corporation and SafeNet, which provide software solutions for distribution and licensing.

Enterprise Security

          Authentication. In the strong, or two-factor, authentication market, our eToken product line competes principally with smart cards and traditional strong authentication tokens, including OTP tokens, which are currently the dominant method of strong authentication. In addition, our eToken product line competes with other USB-based authentication systems. One of our competitors in the authentication market is RSA Security Inc. which holds a dominant position in the traditional authentication token market, in addition to VASCO Data Security International, Inc. and ActivIdentity Corp. We have recently entered into licensing and OEM agreements with RSA Security Inc. Our principal competitor in the USB-based strong authentication market is SafeNet, in addition to Gemplus Incorporated S.A. and Eutron SpA. According to IDC, SafeNet accounted for 29.1% of the global USB hardware authentication market in 2004, while we accounted for 21.7% of the market.

          Content security. Our primary competitor in the content security market for gateway solutions is Trend Micro Inc., which holds a dominant position in this market. The overall content security market is characterized by a small number of large companies, such as Symantec Corporation, McAfee Inc. and Trend Micro, which together in 2005 accounted for over 60% of global revenues in this market, as well as a large number of small companies. While the products marketed by these companies are primarily desktop or network server solutions and not the gateway solution eSafe provides, we may face competition from these companies in the future if they decide to develop gateway solutions. Vendors of firewalls might decide to extend their offerings to gateway security, and these could compete with our eSafe product.

Intellectual Property

          We have devoted 20 years to the development of proprietary information security technologies. We have also made certain strategic acquisitions that have enabled us to add significant technologies to our intellectual property portfolio.

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

          The software industry is characterized by constant product changes resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology. We have adopted a policy of registering patents to protect our core technologies.

          We cannot be certain that any patents, or patents that are advantageous to us, will be issued. On January 31, 2005, we announced that RSA Security Inc. has licensed two of our patents relating to our eToken technology. We believe that this license to a market leader in strong, two factor authentication technology supports the strength of our intellectual property portfolio in this segment of our business. As of December 31, 2005, we had 20 granted U.S. patents and 54 pending applications in the United States. We also had 7 granted patents outside the U.S. and 27 pending applications outside of the United States.

Government Regulation

Regulation of Encryption Technologies

          Our eToken and HASP product lines contain encryption technologies which require a permit from the Israeli government for their development and export. We have obtained a general permit for our HASP HL product, which does not require renewal, and we have a special permit to export eToken, which requires annual renewal. The sale of eToken in some countries may require special approval by the Israeli government, per sale, and there can be no guarantee that the Israeli government will provide such approval. In addition, we may need to apply for additional permits in the future to export products currently under development that include encryption technologies. There can be no guarantee that the Israeli government will grant such permits. Furthermore, the laws or regulations governing the export of encryption technologies may change and we may be required to comply with more stringent requirements. We also conduct some of our research and development activities in Germany and may be subject to regulations regarding export of technologies.

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

Environmental Regulation

          Our European activities also require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive) which will take effect on July 1, 2006. This directive provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. Certain of our products must be modified to meet this regulation, and some of our distributors and customers are already requiring us to comply with these new rules so as not to be left with noncompliant inventory when the directive takes effect. Complying with this directive will impose some additional costs and administrative burden on us. European Directive 2002/96/EC on waste, electrical and electronic equipment, know as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The WEEE Directive became effective on August 13, 2005. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Because the EU member states have not fully implemented the WEEE Directive, the nature and extent of the costs to comply and fees or penalties associated with noncompliance are unknown at this time. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

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

          We license the anti-spam and web filtering functions incorporated in our eSafe product pursuant to a license agreement which automatically renews for successive one-year terms The first renewal period expired on December 31, 2005 and following the first renewal period the agreement automatically renews for unlimited successive one year terms subject to either party’s request to terminate at the end of the initial term or any extension. We pay our licensor royalties consisting of a percentage of our revenues from eSafe. In the event that our licensor cancels this license arrangement with us, we will be required to seek an alternate licensor for these functions.

     C. ORGANIZATIONAL STRUCTURE

     We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below directly or through other subsidiaries, unless otherwise specified in the footnotes below. These subsidiaries are involved in distribution, support for and management of our products:

Name of Subsidiary	Country of Incorporation
Aladdin Knowledge Systems, Inc.	United States of America (New York)
Aladdin Japan & Co. Inc.	Japan
Aladdin Western Europe Ltd. (formerly Aladdin Knowledge Systems UK Ltd.)	England and Wales
Aladdin Asia Limited (1)(2)	Hong Kong

(1)	99% owned by Aladdin Knowledge Systems Ltd., with the remaining 1% shareholding owned by our wholly-owned holding company, Hafalad BV.
(2)	We also established a representation office in China, with one employee, reporting to Aladdin Asia Ltd.

          Halafad BV, our wholly-owned holding company, incorporated in The Netherlands has the wholly-owned subsidiaries listed below. These subsidiaries are all involved in distribution, support and management of our products. In addition, our German subsidiary provides us with research and development services:

Name of Subsidiary	Country of Incorporation
Aladdin Western Europe BV	The Netherlands
Aladdin Western Europe S.A.R.L. (formerly Aladdin France S.A.)	France
Aladdin Knowledge Systems España S.L.	Spain
Aladdin Knowledge Systems Deutschland GmbH	Germany
Aladdin Knowledge Systems Italy SRL	Italy

     D. PROPERTY, PLANTS AND EQUIPMENT

          Our corporate headquarters and principal research and development facilities are located in a 29,121 square foot facility in Tel Aviv, Israel. The lease for this facility expires in August 2006. In August 2006, we plan to move our corporate headquarters and principal research and development facility to a new building in the Kiryat Arye industrial area of Petach Tikva. The term of our lease for the new 49,514 square foot facility is 5 years, with an option to extend the lease for 5 more years. Our manufacturing facility is located in a 10,521 square foot facility in Kiryat Gat, Israel. We lease this facility pursuant to a lease that expires in December 2006 which we will either extend or move to a new location. We also lease an 11,883 square foot facility in Tirat Hacarmel, Israel for a term expiring in December 2007, where our content security research and development activities are headquartered.

          Our subsidiaries also lease facilities in France, Germany, Japan, the Netherlands, the United Kingdom, Spain, Hong Kong and the United States. These facilities are primarily for sales and marketing functions. We also conduct research and development activities at our facilities near Munich, Germany.

          Our aggregate annual lease expenses in 2005 for our facilities were $1.8 million. We believe that our current facilities together with our planned new corporate headquarters and principal research and development facility are adequate for our current and foreseeable needs. We believe we will be able to find alternate facilities if we require them or if we are unable to renew our existing leases on reasonable terms or at all.

Item 4A. Unresolved Staff Comments.

          Not applicable.

Item 5. Operating and Financial Review and Prospects.

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

          We were established in 1985 with our principal focus on software protection through our HASP product line. In the past ten years, we completed five acquisitions of businesses and product lines which broadened our product offering and enhanced our research and development, direct marketing and selling capabilities. We acquired our eSafe product line at the end of 1998. In 1999, we entered the enterprise security market by complementing eSafe with our eToken product line. As a result of the additional expenses incurred in this transition, as well as generally adverse economic conditions, we incurred net losses in 2001 and 2002. In 2003 and subsequent interim periods, we returned to profitability. At the beginning of 2004, we constituted our enterprise security segment as a separate reportable segment. In 2005, we generated 69% of our revenues from our software DRM segment and the balance from our enterprise security segment.

Reportable segments

          We have two reportable segments: software security (DRM) and enterprise security. These segments are strategic business units that offer different products to different types of customers and are managed separately because each segment requires different marketing strategies. Increased adoption of our eToken and eSafe products has driven rapid growth of our enterprise security segment. The following table sets forth information for the periods indicated regarding the percentage of our revenues derived from each of our business segments:

	Year ended December 31,
	2003	2004	2005

Software DRM	80%	73%	69%
Enterprise security	20	27	31

Revenues

          We generate revenues from two main sources: sales of hardware products and software licenses. To date, we have derived the substantial majority of our revenues from sales of hardware products, although our software licenses have increased as a percentage of sales over the past three years.

          In 2004 and 2005, part of our revenues was denominated in Euros, Japanese Yen and British pounds. When translating these revenues into U.S. dollars for the purposes of preparing our consolidated financial statements, our reported revenues are affected. In our period to period discussion below, we have indicated the effects of currency fluctuations on our revenues in our reported segments. We also refer you to Item 11,”Quantitative and Qualitative Disclosures About Market Risk” below in this report for disclosure of the effect of changes in exchange rates on our overall revenues, gross profit and operating income for the years ended December 31, 2003, 2004 and 2005.

Revenue recognition

          Product revenues. Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date on which products are delivered.

          Software licenses. We enter into perpetual licenses and, in some cases, time-based licenses, with purchasers of eSafe. Time-based licenses are mostly for one- or two-year periods with respect to additional functionalities of eSafe, such as anti-spam, web and application filtering. In both cases, license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

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

          Our deferred revenues as of December 31, 2004 and 2005 were $4.8 million and $5.6 million; respectively. The increase was primarily due to an increase in time-based license revenues.

Revenue trends and drivers

          Customer concentration. We sell our products to a large number of customers. In the past three years, no one customer accounted for more than 10% of our revenues.

          Geographic breakdown. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year ended December 31,
	2003	2004	2005

United States	32%	29%	33%
Europe (excluding Germany)	25	27	26
Germany	22	22	21
Japan	13	13	11
Israel	4	4	4
Others	4	6	5

          Repeat customers. We consider the proportion of our revenues from repeat customers to be an important tool in analyzing our business in our software DRM segment. We believe that a significant portion of our revenues in 2005 was from repeat customers.

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

Operating expenses

          Research and development. Research and development expenses consist primarily of salaries and related expenses. Other such expenses include subcontractor costs related to the design, development and testing of new products and technologies, product enhancements and an allocation of overhead and facilities costs. All research and development costs are expensed as incurred.

          Selling and marketing. Selling and marketing expenses consist primarily of salaries and related expenses, commissions, participation in our distributors’ marketing efforts, as well as travel and an allocation of overhead and facilities costs.

          General and administrative. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, finance, legal and litigation, human resources, administrative, network and information systems personnel. Other such expenses include facilities maintenance, professional fees, allowance for bad debt, goodwill amortization and other general corporate expenses.

          Financial income, net. Financial income, net, consists primarily of interest earned on bank deposits net of bank charges, impairment of our investments in marketable securities, and foreign currency gains or losses.

          Taxes on income. Although Israeli companies generally are subject to income tax at the corporate rate of 34% in 2005, we benefit from Israeli government tax exemption programs that reduce our effective tax rate as described under the caption “—Corporate Tax.”

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

Allowance for doubtful accounts

          We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2005, our allowance for doubtful accounts was $377,000 and our trade receivables were $13.9 million. To date, our allowances for doubtful accounts have been sufficient.

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

SFAS 123R

          In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which replaces SFAS 123 and supersedes APB 25. SFAS No. 123(R) requires all share-based compensation to employees, including grants of employee stock options, to be recognized in the financial statements based upon fair value, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. We have the option to choose either the modified prospective or modified prospective method. We currently expect to adopt SFAS No. 123(R), using the modified prospective method of adoption which requires that compensation expense be recorded over the expected remaining life of all unvested stock options and restricted stock and for any new grants thereof at the beginning of the first quarter of adoption of SFAS No. 123(R). We are currently evaluating the impact FAS 123(R) will have on our financial statements, and based on our preliminary analysis, we expect that, the adoption of this standard will reduce our net income in 2006 by $1.5 to $2.0 million. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2006.

Taxes on income and deferred tax

          We account for income taxes using the asset and liability method. Deferred tax assets net of valuation allowances, totaled $2.4 million as of December 31, 2005. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. We believe sufficient uncertainty exists regarding our ability to realize our deferred tax assets in certain foreign jurisdictions and, accordingly, a valuation allowance has been established against the deferred tax assets in those jurisdictions. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to utilize the remaining deferred tax assets, net of valuation allowances. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination is made. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes generated in different tax jurisdictions, as well as the estimated level of annual pre-tax income. We are also subject to changing tax laws in the multiple jurisdictions in which we operate.

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

Goodwill

          Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. As of December 31, 2005, we had total goodwill of $7.7 million on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of long-lived assets

          Under Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. In 2003, 2004 and 2005, no impairment charges were recorded for long-lived assets.

Investment in other companies

          We have investments in two related investment funds managed by Tamir Fishman Ventures Management II LLC. In addition, we have invested in IDesia Ltd. (formerly known as C-Signature Ltd.), an Israeli company engaged in biometric identity recognition technology. The investments are stated at cost since we do not have the ability to exercise significant influence over operating and financial policies of the investee. Our management reviews our investment for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

Litigation

          Management sets aside liabilities related to litigation brought against us when the amount of the potential loss can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of operations.

RESULTS OF OPERATIONS

          The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2003	2004	2005

Revenues:
Software security	79.5%	73.3%	69.2%
Enterprise security	20.5	26.7	30.8
Total revenues	100.0	100.0	100.0
Cost of revenues:
Software security	14.6	13.8	12.1
Enterprise security	3.3	6.1	8.7
Total cost of revenues	17.9	19.9	20. 8
Gross profit	82.1	80.1	79.2
Operating expenses:
Research and development	23.3	17.4	14.8
Selling and marketing	40.2	35.7	33.0
General and administrative	14.2	12.7	13.7
One-time lawsuit charge	—	—	2.4
Total operating expenses	77.7	65.8	63.9
Operating income	4.4	14.3	15.3
Financial income, net	0.9	0.1	1.3
Other income (expenses), net	0.0	(0.2)	0.0

Income before taxes on income	5.3	14.2	16.6
Taxes on income	0.1	1.4	1.5
Income before equity in losses of an affiliate	5.2	12.8	15.1
Equity in losses of an affiliate	(0.2)	0.0	0.0
Net income	5.0%	12.8%	15.1%

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues

          Total revenues increased by 18.4% to $81.8 million in 2005 from $69.1 million in 2004.

          Software DRM. Revenues from software DRM increased by 11.7% to $56.6 million in 2005 from $50.6 million in 2004. This increase was attributable to increased sales of our HASP products in all geographic markets. This increase in HASP product sales resulted from an increase of 11.3% in the number of HASP keys sold in 2005 compared to 2004.

          Enterprise security. Revenues from enterprise security increased by 36.4% to $25.2 million in 2005 from $18.5 million in 2004. This increase was mainly attributable to an 85.6%, or $6.5 million, increase in eToken sales. This increase in eToken sales resulted from an increase of 64.0% in the number of eToken keys sold in 2005 compared to 2004 and due to income from the patent license agreement with RSA Security.

Cost of revenues

          Total cost of revenues increased by 23.1% to $17.0 million in 2005 from $13.8 million in 2004.

          Software DRM. Cost of revenues for software DRM increased by 3.4% to $9.9 million in 2005 from $9.5 million in 2004. This slight increase was primarily attributable to an increase in subcontracting and overhead costs, due to the increase in sales. Gross margin from software DRM products remained relatively stable at 82.5% in 2005 compared with 81.2% in 2004.

          Enterprise security. Cost of revenues for enterprise security increased by 67.5% to $7.1 million in 2005 from $4.2 million in 2004. This increase was primarily attributable to an increase in manufacturing costs of $1.8 million and subcontracting costs of $582,000, due to the increase in sales. Gross margin from enterprise security decreased to 71.8% in 2005 compared to 77.0% in 2004.

          Gross profit increased by 17.1% to $64.8 million in 2005 from $55.3 million in 2004. Our gross margin decreased to 79.2% in 2005 from 80.1% in 2004.

Research and development

          Research and development expenses remained stable at $12.1 million in 2005 compared to $12.0 million in 2004. As a percentage of revenues, research and development expenses decreased to 14.8% in 2005 from 17.4% in 2004.

Selling and marketing

          Selling and marketing expenses increased by 9.2% to $26.9 million in 2005 from $24.7 million in 2004. This increase was primarily attributable to an increase of $1.2 million in compensation expenses and an increase of $950,000 in general marketing expenses. As a percentage of revenues, selling and marketing expenses decreased to 33.0% in 2005 from 35.7% in 2004.

General and administrative

          General and administrative expenses increased by 26.8% to $11.2 million in 2005 from $8.8 million in 2004. This increase was primarily attributable to an increase of $1.1 million in compensation expenses and an increase of $600,000 in professional and legal fees. As a percentage of revenues, general and administrative expenses increased to 13.7% in 2005 from 12.7% in 2004.

          Operating expenses in 2005 also included a $2.0 million one-time charge to settle a patent lawsuit consisting of 2.4% of revenues.

Financial income, net

          Financial income, net, in 2005 was $1.0 million compared to financial income, net, of $53,000 in 2004. This increase was primarily attributable to interest income earned on the proceeds from our secondary offering, net of losses resulting from currency fluctuations.

Taxes on income

          Taxes on income were $1.2 million in 2005 compared to $957,000 in 2004. In 2005, taxes on income in the amount of $2.1 million were partially offset by an increase in the deferred tax asset of $832,000 related to certain foreign net operating losses carried forward and other timing differences.

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

Taxes on income

          Taxes on income were $957,000 in 2004 compared to $49,000 in 2003. Taxes on income in 2003, in an amount of $399,000, were partially offset by an increase in the deferred tax asset of $350,000 related to certain foreign net operating losses carried forwards.

LIQUIDITY AND CAPITAL RESOURCES

          Our primary sources of liquidity are our cash, cash equivalents and marketable securities and our cash flow from operations as well as our secondary offering in 2005. As of December 31, 2005, we had cash, cash equivalents and marketable securities aggregating $77.2 million. On March 30, 2005, we completed an underwritten public offering of 2,000,000 ordinary shares resulting in net proceeds to us of $38.8 million after deducting the underwriting discount and offering expenses.

          Our operating activities provided cash in the amount of $14.6 million in 2005 compared to $8.8 million in 2004. In 2005, our cash generated from operating activities was impacted by higher net income, an increase in other current liabilities, trade payables and deferred revenues, which was partially offset by an increase in trade receivables and inventory. The increase in other current liabilities was mainly attributable to an increase in our current tax liability. The increase in deferred revenues, trade receivables and inventory was due primarily to the increase in our revenues in 2005 compared to 2004. Our operating activities provided cash in the amount of $8.8 million in 2004 and $5.9 million in 2003. In 2004, our cash generated from operating activities was impacted by higher net income, an increase in trade payables and deferred revenues, which was partially offset by an increase in trade receivables. The increase in the deferred revenues and trade receivables was due primarily to the increase in our revenues in 2004 compared to 2003.

          Our investing activities used cash in the amount of $42.7 million in 2005 mainly consisting of an investment in available-for-sale marketable, securities in the amount of $40.5 million and the purchase of property and equipment in the amount of $2.3 million. Our investing activities used cash in the amount of $13.6 million in 2004, mainly due to the acquisition of our former distributor, Aladdin Knowledge España S.L., in the amount of $1.8 million (net of cash on hand), an investment in Tamir Fishman Ventures II LLC in the amount of $1.3 million, an investment in IDesia Ltd. in the amount of $1.1 million, an investment in available-for-sale marketable securities in the amount of $7.0 million, the purchase of property and equipment in the amount of $1.2 million and the purchase of intangible assets in the amount of $1.2 million. Our investing activities used cash in the amount of $2.6 million in 2003, mainly due to the purchase of property and equipment in the amount of $913,000 and an investment in Tamir Fishman Ventures II LLC in the amount of $1.7 million.

          Our financing activities provided cash in the amount of $39.3 million, mainly due to proceeds from issuance of shares in 2005 and in the amount of $3.6 million in 2004 and $456,000 in 2003 due to proceeds from the exercise of stock options by employees.

          We had working capital of $85.0 million as of December 31, 2005, $34.1 million as of December 31, 2004 and $26.6 million as of December 31, 2003.

          The following table summarizes our contractual obligations and commercial commitments as of December 31, 2005:

	Payment due by period
Contractual obligations	Total	Less than 1 year	2 years	3 years	4 years	After 4 years

	(in thousands)
Operating leases (1)	$9,800	$2,860	$2,559	$1,752	$1,513	$1,116
Purchase obligations (2)	2,724	2,563	161	—	—	—
Other long-term commitments (3)	1,283	1,283	—	—	—	—
Total contractual obligations	$13,807	$6,706	$2,720	$1,752	$1,513	$1,116

(1) Consists of operating leases for our facilities and for vehicles.
(2) Consists of purchase orders for components for our products. In some cases, we are entitled to terminate our commitment upon agreed advance notice, which is subject to a penalty.
(3) In 2000, we signed an agreement with Tamir Fishman Ventures Management II Ltd. and Tamir Fishman Ventures II LLC pursuant to which we committed to invest up to $8.5 million (of which $7.2 million had been invested by December 31, 2005) in Tamir Fishman Ventures II LLC at their request. We based our assumption of the timing of future investments based on our past experience, since we cannot foresee when the demands will be placed.

Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2005 was $3.2 million, of which $2.5 million was funded through deposits into severance pay funds, leaving a net obligation of $0.7 million.

          We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months.

INVESTMENTS

          In April 2004, the Company entered into a convertible loan agreement with IDesia Ltd., an Israeli company engaged in the development of biometric identity recognition technology. Pursuant to the agreement, the Company invested an aggregate amount of $1.05 million in IDesia Ltd. In addition, the Company incurred expenses in the amount of $50,000 in connection with this investment. This investment consisted of a $550,000 convertible loan, which automatically converted into Series A Preferred Shares of IDesia Ltd. upon the achievement of certain agreed upon milestones. Concurrently with the conversion of the loan, the Company invested the remaining $500,000 by purchasing additional Series A Preferred Shares of IDesia Ltd.

          In October 2005, the Company signed an agreement titled “License and OEM Agreement” with IDesia Ltd. Under this agreement IDesia Ltd. will develop, manufacture, provide and license to the Company certain chip-sets for the implementation of biometric technology as specified in the agreement. According to the agreement, the Company advanced IDesia Ltd. an amount of $200,000 in consideration for the committed chip-sets.

          We had invested an aggregate amount of $7.2 million as of December 31, 2005, in two related investment funds managed by Tamir Fishman Ventures Management II Ltd. We do not exercise any control over the operating and financial policies of these funds and, in 2002, we recorded an impairment charge of $1.0 million related to these investments.

          We hold investments in two companies that are traded on the Tel Aviv Stock Exchange with a fair market value of $1.4 million as of December 31, 2005.

CORPORATE TAX

          Israeli companies generally are subject to income tax at the declining corporate rate of 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. We benefit from Israeli government tax exemption programs that reduce our effective tax rate. We currently have several effective expansion programs that have been granted approved enterprise status. Therefore, we are eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs was exempt from income tax during the first two years in which these investment programs produced taxable income and are currently subject to a reduced tax rate of zero and 10% to 25% for the remaining eight years of the programs. In order to enjoy these benefits, we have determined not to declare dividends or otherwise distribute earnings out of tax exempt income. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Since our taxable income is derived from more than one approved enterprise program and since part of our taxable income is not derived from an approved enterprise (including any taxable income of our subsidiaries), our effective tax rate is a weighted average rates based on the various applicable rate and tax exemptions.

          On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a privileged enterprise (rather than the previous terminology of approved enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. If our investment programs comply with the requirements of the law, we will be entitled to certain tax benefits. We cannot assure you that any additional investment program adopted by us in the future will comply with the requirements of the law or that the tax benefits for investment programs continue at current levels.

          As of December 31, 2005, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $26.5 million, the majority of which related to our U.S. and German subsidiaries. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Item 6. Directors, Senior Management and Employees.

      A. DIRECTORS AND SENIOR MANAGEMENT

          Our executive officers and directors, their ages and positions, as of the date of this report are as follows:

Name	Age	Position
Jacob (Yanki) Margalit	43	Chairman of the Board and Chief Executive Officer
Efrat Makov	38	Chief Financial Officer
Uzi Dvir	38	Chief Technology Officer
Leedor Agam	42	Vice President, Corporate Business Development
John Gunn	45	Vice President, Marketing
David Assia(1)	54	Director
Menahem Gutterman(1)(2)	66	Director
Orna Berry(1)(2)	56	Director
Dany Margalit	38	Director

(1) Member of the audit committee and independent director under The Nasdaq National Market listing requirements.
(2) External director under the Israeli Companies Law.

          Jacob (Yanki) Margalit founded our company in 1985 and has served as our Chairman of the Board and Chief Executive Officer since 1987. Mr. Margalit served as our Chief Financial Officer from 1987 to 1993 and has served as a director since 1985. Jacob Margalit is the brother of Dany Margalit.

          Efrat Makov has been our Chief Financial Officer since September 2005. Before joining us in 2005, Ms. Makov served in management positions at two Israeli-based NASDAQ-listed companies, most recently as Vice President of Finance at Check Point Software Technologies Ltd. Prior to that, Ms. Makov was the Director of Finance for NUR Macroprinters Ltd. Previously, she spent seven years in public accounting with Arthur Andersen in its New York, London and Tel Aviv offices. An Israel and U.S. Certified Public Accountant, Ms. Makov holds a B.A. in accounting and economics from Tel Aviv University.

          Uzi Dvir re-joined Aladdin in November 2001 as Chief Technology Officer (CTO). Mr. Dvir has more than 20 years of experience in software and hardware product development. Mr. Dvir first joined Aladdin in 1989 and was one of the first members of the Company’s development team. Prior to joining the Company, Mr. Dvir served as a general partner at Keren Zavit, a small privately held investment fund that made seed and early stage investments in hi-tech companies. Prior to that, he funded and served as VP Software Development at Curry Software Industries, which offered off-shore software development services from India to leading hi-tech Israeli Companies.

          Leedor Agam was appointed as Vice President of Corporate Business Development in November 2005 after heading up the Company’s portable authentication and network security eToken Business for the past 5 years. Prior to joining Aladdin, Mr. Agam served as Vice President of Business Development for AR/Cylink where he focused on technology acquisitions and partnerships. He has also held several management positions in marketing and channel management where he gained extensive experience in bringing to market high technology security solutions. Mr. Agam received an MBA from City University Business School in London, and a technology bachelor’s degree in Industrial Management from Shenkar Engineering College in Tel Aviv and completed the General Manager Program (TGMP) at Harvard Business School.

          John Gunn joined the Company as Vice President Global Marketing in March of 2005. From 2002 to 2005, Mr. Gunn was employed at VisionTek, LLC, the largest U.S.-based developer of video and memory solutions for consumer and enterprise applications where he launched a new division and became President of VisionTek’s commercial division. Mr. Gunn previously worked in senior level sales and marketing positions for 3dfx and STB, two prominent fabless ASIC development and implementation companies. Mr. Gunn was also responsible for leading the launch of Packard Bell’s REVEAL peripheral products division. Mr. Gunn holds a B.A. in economics and business from the University of California at Los Angeles.

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

          Dr. Menahem Gutterman has served as an external director since 2000. Since January 2005, Dr. Gutterman has been the Deputy President for Research, Development and Relations with Industry of AFEKA – Tel-Aviv Academic College of Engineering. From 2001 until January 2005, he was a Senior Managing Partner of Atid Capital Partners, an American/Israeli venture capital fund. Dr. Gutterman has served as Executive Vice President and Head of the Operations Information Systems Division of Israel Discount Bank Ltd. since 1992. Dr. Gutterman served as General Manager’s Assistant at Israel Discount Bank Ltd. from 1981 to 1992. Prior to joining Israel Discount Bank Ltd., from 1981 to 1982, Dr. Gutterman served as Vice President of Sales and Services at Elscint Limited, a medical imaging devices company, as well as Managing Director of Clal Systems Ltd., from 1974 to 1980. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in mathematics from The Technion-Israel Institute of Technology.

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

          Dany Margalit joined our company in 1987 as Research and Development Manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed Executive Vice President, Research and Development. From 1998 until April 2006, Mr. Margalit served as our Executive Vice President, Technologies. As of April 2006, Mr. Margalit serves as an advisor to the Company. Mr. Margalit holds a B.Sc. in mathematics and computer science from Tel Aviv University. Dany Margalit is the brother of Jacob Margalit.

          There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

      B. COMPENSATION

          For the year ended December 31, 2005, we paid in the aggregate approximately $1.3 million as direct remuneration to our directors and executive officers. This amount includes directors’ fees and expenses, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we set aside or accrued approximately $34,000 to provide pension, retirement or similar benefits.

          The compensation paid to our directors, including to our directors who are also executive officers, is subject to shareholder approval at our annual general meeting of shareholders. The following is a summary of the terms of compensation submitted for shareholder approval:

          Non-executive directors. In 2003, our shareholders approved the grant to each of these directors of options to purchase 2,500 of our ordinary shares at an exercise price of $2.67 per share vesting over a four-year period. In 2005, we granted to each outside director options to purchase 4,000 shares annually until such outside director’s term expires, or in the case of Mr. Assia, for three years. Our non-executive directors also receive annual fees of $14,000 each for board and committee membership.

          Jacob (Yanki) Margalit. Effective October 2002, the annual base salary of Jacob (Yanki) Margalit, our Chairman and Chief Executive Officer, is $150,000. In addition, since the first quarter of 2002, Mr. Margalit has received an annual performance-based bonus equivalent to 1.5% of year-to-year increases in our annual revenues. Since the first quarter of 2002, Mr. Margalit also has received a quarterly performance-based bonus equivalent to 3.0% of our quarterly net profits. Under this arrangement, in 2005, Mr. Margalit was entitled to a cash bonus in the amount of $561,000. In April 2003, we granted to Mr. Margalit options to purchase 100,000 of our ordinary shares at an exercise price per share of $1.20, representing a discount of $1.47 to the last reported sale price of our ordinary shares on The Nasdaq National Market on the date of grant. One-third of the options become exercisable on each of the first three anniversaries of the date of grant. Mr. Margalit also receives the use of an automobile from us and 25 days of paid vacation per year, as well as other benefits commonly paid by companies in Israel.

          Dany Margalit. Effective January 2004, the annual base salary of Dany Margalit, then our Executive Vice President, Technologies and a director, was $144,402. In December 2003, we granted to Mr. Margalit options to purchase 65,000 of our ordinary shares at an exercise price per share of $8.52 representing the last reported sale price of our ordinary shares on The Nasdaq National Market on the date of grant. One quarter of the options become exercisable on each of the first four anniversaries of the date of grant. As of April 1, 2006, Mr. Margalit will no longer serve as Executive Vice President, Technologies. Subject to shareholder approval, Mr. Margalit will receive his salary at his current rate through September 2006. He will continue to serve as a director and began serving as an advisor to the Company in April 2006.

      C. BOARD PRACTICES

Board of directors and executive officers

          Our articles of association provide that we may have up to eight directors, each of whom, except for our external directors, is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of five directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our external directors whose terms will expire pursuant to the Israeli Companies Law, 1999 as described under “—External Directors.” Other than Jacob (Yanki) Margalit, our Chairman and Chief Executive Officer, and Dany Margalit, a director, none of our directors are our employees or are party to a service contract with us.

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

External and independent directors

          Under the Companies Law, 1999, referred to as the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

          No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(1)	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders or their representatives voted at the meeting, vote in favor of election; or

(2)	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

          Pursuant to the Companies Law, an external director must have financial and accounting expertise or professional qualifications, provided that at least one external director will have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law.

          The initial term of an external director is three years and may be extended for an additional three years. Dr. Orna Berry was appointed as an external director on December 31, 2001 for an initial three-year term and was reappointed for a second three-year term, ending December 31, 2007. On December 16, 2003 our shareholders reappointed Dr. Menahem Gutterman as an external director for a second three-year term that expires on December 31, 2006.

          Each committee exercising the powers of the board of directors is required to include at least one external director. However, the audit committee should include all the external directors.

          An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an external director.

          In addition to the requirements of the Israeli law, we comply with The Nasdaq National Market listing requirements, pursuant to which our board of directors must have at least three independent directors (including all members of our audit committee) as defined in those rules. We believe that each member of our audit committee currently satisfies this requirement.

Qualifications of other directors

          Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria which is defined in regulations promulgated under the Companies Law effective as of January 2006. According to the Companies Law, the determination of the board will be based, among other things, on the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than two. Dr. Orna Berry and Mr. David Assia qualify as having the required financial and accounting expertise under the Companies Law.

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

Internal auditor

          The board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent accountant or its representative may not serve as the company’s internal auditor.

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

     D. EMPLOYEES

          As of December 31, 2005, we and our subsidiaries had 400 employees of whom 232 were based in Israel, 101 in Europe, 58 in the United States and 9 in Japan and Asia.

          The following table sets forth for the last three fiscal years the breakdown of our employees by activity:

	As of December 31,
	2003	2004	2005
Activity
Manufacturing	53	61	58
Research and development	151	153	163
Marketing and sales	77	86	92
Administration and management	70	76	87

Total	351	376	400

          Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) might be applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the legal minimums. In addition to salary and other benefits, certain of our sales personnel are paid commissions based on our performance in certain territories worldwide. In certain European countries, restrictive labor laws can inhibit our ability to terminate the employment of certain of our subsidiaries’ employees.

     E. SHARE OWNERSHIP

          All of the persons listed above, under the caption “Directors, Senior Management and Employees” who are employed by us own shares and/or options to purchase ordinary shares. Except as set forth below, none of the named directors or employees owns shares and/or options amounting to 1% or more of our outstanding ordinary shares. As of June 15, 2006 Jacob (Yanki) Margalit beneficially held 1,860,795 ordinary shares which represented 13.3% of our issued and outstanding share capital, and Dany Margalit held 891,695 ordinary shares which is 6.3% of our issued and outstanding capital. Information regarding our share option plans presented in Note 14D to our consolidated financial statements is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions.

     A. MAJOR SHAREHOLDERS

          The following table sets forth information regarding beneficial ownership of our ordinary shares as of the date of this report by:

•	each shareholder known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

          We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares and options that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is c/o Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv 61110, Israel.

          The percentage of shares beneficially owned is based on 14,607,963 ordinary shares outstanding as of June 15, 2006.

	Number of shares beneficially owned	Percentage of shares beneficially owned

Jacob (Yanki) Margalit(1)	1,860,795	13.3%
Dany Margalit(2)	891,695	6.3%
Juniper Trading Services, Inc.(3)	2,104,700	14.4%
FMR Corp. (4)	2,152,300	14.7%
Tracer Capital Management L.P. (5)	1,002,015	6.9%
Galleon Advisors, L.L.C. (6)	1,641,740	11.2%
Diker Management, LLC (7)	977,265	6.7%
All directors and executive officers as a group (7
persons)(8)	2,753,490	19.8%

(1) Consists of 1,860,795 ordinary shares and options to purchase 100,000 ordinary shares.
(2) Consists of 891,695 ordinary shares and options to purchase 32,500 ordinary shares.
(3) Based on a Schedule 13D filed on September 29, 2000, consists of 2,104,700 ordinary shares. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.
(4) Based on notification received by the Company from Fidelity International on May 11, 2006. The beneficial ownership above represents the aggregate beneficial ownership of FMR Corp. and Fidelity International Limited, which we refer to together as Fidelity, parent companies of various investment advisors that manage institutional accounts and open-end investment companies managed by Fidelity. FMR Corp. is located at 82 Devonshire Street, Boston, Massachusetts, and Fidelity International is located at P.O. Box 670, Hamilton, HMCX, Bermuda.
(5)Based on a Schedule 13G filed on February 15, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Tracer Capital Management L.P., Tracer Capital Partners, L.P., Tracer Capital Partners QP, L.P. and Tracer Capital Offshore Fund Ltd. c/o Goldman Sachs (Cayman) Trust Limited. Tracer Capital Management L.P. is located at 540 Madison Avenue, 33rd Floor, New York, New York 10022, and is controlled by Riley McCormack and Matt Hastings.
(6) Based on a Schedule 13G/A filed on February 15, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Galleon Advisors, L.L.C., Galleon Management, L.L.C., Galleon Management, L.P., Galleon Captain’s Partners, L.P., Galleon Captain’s Offshore, LTD., Galleon Technology Partners II, L.P., Galleon Technology Offshore, LTD., Galleon Explorers Partners, L.P., Galleon Explorers Offshore LTD. and Galleon Buccaneer’s Offshore, Ltd. Galleon Management, L.P. is located at 135 East 57th Street, 16th Floor, New York, New York, 10022 and is controlled by Raj Rajaratnam.
(7) Based on a Schedule 13G/A filed on February 14, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Diker Management LLC and Diker GP, LLC. Diker Management, LLC is located at 745 Fifth Avenue, Suite 1409, New York, New York 10151, and is controlled by Charles M. Diker and Mark N. Diker.
(8) Consists of 2,753,490 ordinary shares and options to purchase 177,325 ordinary shares.

To our knowledge, the only significant change in the percentage ownership held by any major beneficial shareholders during the past three years has been the change in ownership of FMR Corp. In the past several months, FMR Corp has increased their percentage ownership from approximately 10% to its current percentage ownership of 14.7%.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

          As of June 27, 2006, there were a total of 59 holders of record of our issued and outstanding ordinary shares, of which 23 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 82% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these ordinary shares were held of record by brokers or other nominees.

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

Indemnification and insurance

          We have entered into agreements with each of our officers and directors undertaking to exculpate and indemnify them to the fullest extent permitted by our articles of association. This indemnification is limited to events and amounts determined as foreseeable by the board of directors. In the opinion of the Securities and Exchange Commission such indemnification of directors and officers for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Our directors and officers are currently covered by a directors and officers’ liability insurance policy. To date, no claims for liability have been filed under this policy.

Loan agreements

          In 2000, we entered into loan agreements with several of our officers pursuant to which we loaned such officers an aggregate amount of $1.15 million for the purpose of enabling them to invest in Tamir Fishman Venture Capital II Ltd. The loans were linked to the Israel consumer price index and were interest-bearing at a rate of 4% per year. These loan programs were cancelled in January 2002. Our employees (and former employees) transferred their shares in Tamir Fishman Venture Capital II Ltd. to us in return for the waiver of the commitment of the employees regarding the loans granted to them by us. In addition, in 2000, Aladdin Knowledge Systems, Inc. loaned its employees $124,000. This amount includes money loaned to our employees who have since left the company. We are currently in the process of finalizing similar arrangements for the employees of our U.S. subsidiary whereby the loans are cancelled and their shares in Tamir Fishman Ventures II LP will be transferred to us.

     C. INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

Item 8. Financial Information.

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

          We asserted claims in the United States District Court for the District of Delaware against a Chinese entity, Feitian Technologies Co., Ltd., and a number of other entities who we allege act as U.S. distributors for Feitian and who, with or through Feitian, import, distribute, sell and offer for sale certain products that we believe infringe on two of our U.S. patents. One of the defendants entered into a settlement agreement with us in which it acknowledged the validity and enforceability of the patents, acknowledged that certain products manufactured or distributed by Feitian infringe upon those patents, and agreed to cease to import, distribute, sell, or offer to sell in or into the United States any products that infringe upon the patents. Feitian and several other defendants moved to dismiss the case on the basis that the federal court in Delaware did not have jurisdiction over them. The court granted the motion as to certain defendants and dismissed the case against them without prejudice. The court denied the motion as to Feitian and another defendant, RS-Computer. The court is allowing us to take discovery to support our claim that the federal court in Delaware has jurisdiction over Feitian and RS-Computer. Once we have completed our discovery we will file a supplemental brief on the jurisdictional issues with the court and either Feitian or RS-Computer may re-assert their motions to dismiss. We intend to vigorously pursue our claims whether we remain in the federal court in Delaware or file suit in another U.S. court. At this time we cannot predict the outcome of the case.

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

     B. SIGNIFICANT CHANGES

          Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2005.

Item 9. The Offer and Listing.

     A. OFFER AND LISTING DETAILS

          On June 26, 2006, the last reported sale price of our ordinary shares on The Nasdaq National Market was $19.15 per share. The table below sets forth the high and low closing sales prices of our ordinary shares, as reported by The Nasdaq National Market during the periods indicated:

	High	Low

Annual
2006 (through June 26, 2006)	$23.57	$16.81
2005	25.40	15.95
2004	32.12	8.73
2003	10.10	2.25
2002	3.86	0.85
2001	5.91	2.43
Quarterly
Second Quarter 2006 (through June 26, 2006)	$23.57	$19.15
First Quarter 2006	22.49	16.81
Fourth Quarter 2005	21.29	15.95
Third Quarter 2005	22.21	18.45
Second Quarter 2005	24.36	19.91
First Quarter 2005	25.40	19.60
Fourth Quarter 2004	32.12	21.57
Third Quarter 2004	28.75	13.00
Second Quarter 2004	25.75	16.21
First Quarter 2004	19.80	8.73
Most Recent Six Months
June 2006 (through June 26, 2006)	$22.37	$19.15

May 2006	20.76	23.57
April 2006	23.45	21.35
March 2006	22.49	19.33
February 2006	19.93	17.40
January 2006	18.38	16.81
December 2005	17.38	16.25

          The following table sets forth, for the periods indicated, the high and low closing sales prices of our ordinary shares on the Tel Aviv Stock Exchange:

	High	Low

Annual
2006 (through June 26, 2006)	NIS 108.30	NIS 77.51
2005	112.40	73.88
Quarterly
Second Quarter 2006 (through June 26, 2006)	108.30	86.44
First Quarter 2006	103.90	77.51
Fourth Quarter 2005	95.63	73.88
Third Quarter 2005	100.70	83.55
Second Quarter 2005	105.90	88.24
First Quarter 2005	112.40	85.66
Fourth Quarter 2004	137.80	99.58
Third Quarter 2004	102.30	69.47
Most Recent Six Months
June 2006 (through June 26, 2006)	NIS 99.20	NIS 86.44
May 2006	104.70	93.41
April 2006	108.30	100.40
March 2006	103.90	89.77
February 2006	95.30	79.98
January 2006	85.79	77.51
December 2005	80.12	75.07

          As of June 26, 2006, the exchange rate of the NIS to the U.S. dollar was $1=NIS 4.47.

     B. PLAN OF DISTRIBUTION

          Not applicable.

     C. MARKETS

          The primary trading market for our ordinary shares is The Nasdaq National Market, where our shares are listed under the symbol “ALDN.” Since July 28, 2004, our ordinary shares have also been listed on the Tel Aviv Stock Exchange under the symbol “ALDN.”

     D. SELLING SHAREHOLDERS

          Not applicable.

     E. DILUTION

          Not applicable.

     F. EXPENSES OF THE ISSUE

          Not applicable.

Item 10. Additional Information.

     A. SHARE CAPITAL

          Not applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Approval of certain transactions under the Companies Law

          The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table in item 6 under “Directors and Senior Management” above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholders.

          The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors, as well as shareholder approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter should also be approved by the shareholders of the company.

          The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

          The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

•

the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

•	a person would become, as a result of such transaction, a controlling shareholder of the company.

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knowingly possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

          For information concerning personal interests of certain of our office holders and our principal shareholders in certain transactions with us, see “Item 7.B. Related Party Transactions.”

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

          Our Articles of Association require that we hold our annual general meeting of shareholders once every calendar year and in accordance with the timing requirements set forth under Israeli law, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders who hold or represent between or among them at least 33 1/3% of the Company’s issued share capital are present in person or by proxy. If within a half hour from the time appointed for the meeting a quorum is not present, the meeting, shall be dissolved, but in any other case it shall stand adjourned for one week, to the same day, time and place, without it being necessary to notify the shareholders of such or such other time and place as specified in the notice or to such later day and at such time and place as the chairman may determine with the consent of an ordinary majority. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the commencement thereof, subject to the provisions of applicable law, the persons present shall constitute a quorum. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles of Association (other than modifications of shareholders’ rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of acts and transactions requiring general meeting approval under the Companies Law;
•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;
•	any merger; and
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

Exculpation, insurance and indemnification of directors and officers

          Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office holders insurance

          Our articles of association provide that the Company may insure an office holder for any liability imposed on such office holder in connection with an act performed in the office holder’s capacity as an office holder of the Company, subject to the provisions of the Companies Law, with respect to each of the following: (i) violation of the duty of care of the office holder towards the Company or towards another person; (ii) breach of fiduciary duty towards the Company provided that the office holder acted in good faith and with reasonable grounds to assume that the action in question was in the best interests of the Company; (iii) a financial obligation imposed on the office holder for the benefit of another person and (iv) any other obligation or expense for which it is or shall be permitted to insure and office holder.

          The foregoing shall not apply under any of the following circumstances: (i) a breach of an office holder’s fiduciary duty, in which the office holder did not act in good faith and with reasonable grounds to assume that the action in question was in the best interest of the Company; (ii) a grossly negligent or intentional violation of an office holder’s duty of care; (iii) an intentional action by an office holder in which such office holder intended to reap a personal gain illegally; and (iv) a fine or ransom levied on an office holder.

Indemnification of office holders

          Our articles of association provide that the Company may indemnify, either retroactively or in advance, any office holder to the fullest extent permitted by the Companies Law.

          The Company may resolve retroactively to indemnify an office holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such office holder in such office holder’s capacity as an office holder of the Company: (i) a monetary liability imposed on an office holder pursuant to a judgment in favor of another person, including a judgment imposed on such office holder in a compromise or in an arbitration decision that was approved by a court of law; (ii) reasonable legal expenses, including attorney’s fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by the Company or by another on behalf of the Company, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of criminal intent; and (iii) any other obligation or expense for which it is or shall be permitted to indemnify an office holder.

          The Company may resolve in advance to indemnify the Company’s office holders for those same liabilities and expenses it may resolve retroactively to indemnify an office holder, provided that (i) in the opinion of the Board of Directors such liabilities and expenses can be foreseen at the time the undertaking to indemnify is provided, and (ii) the Board of Directors shall set a reasonable limit to the amounts for such indemnification under the circumstances.

          The foregoing shall not apply under any of the following circumstances: (i) a breach of an office holder’s fiduciary duty, in which the office holder did not act in good faith and with reasonable grounds to assume that the action in question was in the best interest of the Company; (ii) a grossly negligent or intentional violation of an office holder’s duty of care; (iii) an intentional action by an office holder in which such office holder intended to reap a personal gain illegally; and (iv) a fine or ransom levied on an office holder.

Limitations on exemption, insurance and indemnification

          The Companies Law provides that a company may not indemnify an office holder, neither enter into an insurance contract that would provide coverage for any monetary liability, nor exempt an office holder from liability, with respect to any of the following:

•

a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the office holder.

          In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

Anti-takeover provisions; mergers and acquisitions under Israeli law

Mergers

          The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 30 days have passed since the approval of the merger by the shareholders of each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli registrar of companies.

Tender offers

          The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

     C. MATERIAL CONTRACTS

               None.

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

          Under Israeli law, both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

     E. TAXATION

Israeli Taxation

          The following is a description of material tax consequences regarding the ownership and disposition of our ordinary shares under Israeli tax laws to which our shareholders may be subject. The information below does not apply to specific persons or cover specific situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

          To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

Tax Consequences Regarding Disposition of Our Ordinary Shares

          In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provide otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gain derived from the sale of our ordinary shares, provided that (i) such shareholders did not acquire the shares prior to our initial public offering; and (ii) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation; or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

          In addition, the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless, either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting shares during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case, the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

          Israeli individual shareholders selling our ordinary shares are subject to 20% tax rate on any real capital gain accrued after January 1, 2003, or 25% tax rate if such individual shareholder holds more than 10% interest in the company. Israeli corporate shareholders (which were not subject in 2005 to the provisions of the Inflationary Adjustments Law), selling our ordinary shares are subject to a 25% tax rate on any real capital gain. Israeli corporate shareholders which were subject in 2005 to the provisions of the Inflationary Adjustments Law, selling our ordinary shares are subject to the regular corporate tax rates on any capital gain.

Taxes Applicable to Dividends

          Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 25%.

          Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company.

     A non-resident of Israel who receives dividends with respect of which tax was fully paid, is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. TAXATION

          Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a beneficial owner of our ordinary shares who is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;
•

a corporation or a partnership (or other entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

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

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

          Subject to the discussion below under “Tax Consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described under “Israeli Taxation and Government Programs—Withholding on Dividends Paid to Non-Residents of Israel.” Subject to the discussion below under “Tax Consequences if we are a passive foreign investment company,” dividends that are received through the taxable year ending December 31, 2008 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

          Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income” (and, for tax years beginning after December 31, 2006, as “general category income”). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

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

Tax consequences if we are a passive foreign investment company

          We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

          We believe that we were not a PFIC for our 2005 taxable year. Our status in the current and future years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

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

Information reporting and backup withholding

          A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 28% with respect to dividend payments made within the United States or by a U.S. payor or U.S. middleman and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made within the United States or by a U.S. payor or U.S. middleman to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules provided, in either case, that the required information is furnished to the Internal Revenue Service.

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

          Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made within the United States or by a U.S. payor or U.S. middleman. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 28% with respect to the payment within the United States or by a U.S. payor or U.S. middleman of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

          Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 28% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder’s foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

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

     I. SUBSIDIARY INFORMATION

          Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

          Market risk is the risk of losses related to changes in market prices and foreign exchange rates, that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign exchange risk

          Although we report our consolidated financial statements in U.S. dollars, in 2005 a portion of our revenues and expenses was denominated, in other currencies. We derived approximately 45% of revenues in U.S. dollars, 38% in Euros, 11% in Japanese Yen and 6% in British pounds. In 2005, 79% of our expenses was denominated in U.S. dollars, 11% in Euros, 5% in Japanese Yen and 5% in British pounds.

          Exchange differences upon translation from the functional currency of our German subsidiary, which is the Euro, to U.S. dollars are accumulated as a separate component of accumulated other comprehensive loss under shareholders’ equity. As of December 31, 2005, accumulated other comprehensive loss increased by $492,000 compared to December 31, 2004. As of December 31, 2004, accumulated other comprehensive loss decreased by $85,000 compared to December 31, 2003. Exchange differences upon translation from the functional currency from our other selling and marketing subsidiaries (other than our U.S. subsidiary) to U.S. dollars are reflected in our income statement under financial income net.

          We have entered into foreign currency forward contracts and forward exchange options generally of less than one year duration to hedge a portion of our foreign currency risk on sales transactions and on non-U.S. dollar monetary items. The objective of these transactions is to hedge cash flow in U.S. dollars and non-U.S. dollar monetary items against fluctuations in the exchange rates of the Euro, British pound and the Japanese Yen. As of December 31, 2005, we held one Euro forward contract with nominal amounts of 530,000 Euros, one Euro forward exchange option with a nominal amount of 250,000 Euros, one British pound forward contract with a nominal amount of 430,000 British pounds, two Japanese Yen forward contracts with nominal amounts of 59 million Japanese Yen, two Japanese Yen forward contracts with nominal amounts of 170 million Japanese Yen and one New Israeli Shekel forward contract with a nominal amount of NIS 6 million.

Equity Investments

          We hold equity investments in two companies whose securities are traded on the Tel Aviv Stock Exchange, Tamir Fishman Venture Capital II Ltd. and Comsec Information Security Ltd. As of December 31, 2005, the combined fair market value of these investments was $1.4 million. The value of these holdings has fluctuated and the fair market value at December 31, 2004 was $1.6 million.

          As of December 31, 2005, we had invested approximately $7.2 million in two related private investment funds managed by Tamir Fishman Ventures Management II Ltd. Each of these funds invests primarily in the securities of privately-held technology companies in Israel. In 2002, we realized an impairment charge of $1.0 million related to these investments and we may realize additional impairment charges in the future. We have committed to invest an additional $1.3 million in these entities prior to 2007. In March 2005, a fund managed by Tamir Fishman Ventures Management II Ltd. concluded the sale of two of its portfolio companies. We have been advised that we will receive a distribution of approximately $3 million (of which approximately $970,000 will be in cash and the remainder in Common Stock of Agere Systems, Inc.) as a result of these transactions. Approximately 15 percent of the distribution will be held in escrow for approximately one year to cover potential obligations of the portfolio companies to the buyers. In April 2005, the Company received an amount of $ 910,000 in cash, out of the total distribution.

Interest rate risk

          Our investments consist primarily of cash and cash equivalents, consisting of short-term bank deposits with maturities of up to three months. In October 2004 and July 2005, the Company invested in U.S. government bonds with maturities of up to four and two years, respectively.

          Due to the short and medium-term maturities of these investments, their carrying value equals the fair value.

Item 12. Descriptions of Securities Other than Equity Securities.

          Not Applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15. Controls and Procedures.

          Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

          There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

          Our board of directors has determined that Mr. David Assia, an independent director, qualifies as an audit committee financial expert under SEC rules.

Item 16B. Code of Ethics.

          We have adopted a code of ethics that imposes certain policies relating to ethical conduct on all of our employees, officers and directors, including our chief executive officer, chief financial officer, principal accounting officer, and persons performing similar functions.

Item 16C. Principal Accountant Fees and Services.

          The following table presents fees for professional audit services rendered by Kost, Forer, Gabbay & Kaisierer, a member of Ernst & Young Global, for the audit of our consolidated annual financial statements for the years ended December 31, 2005 and 2004, and fees billed for other services rendered by Ernst & Young LLP.

	2005	2004

Audit Fees(1)	$455,369	$204,276
Audit-Related Fees(2)	$64,913	$22,122
Tax Fees(3)	$164,614	$98,242

(1) Audit fees consist of fees for professional services rendered for the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees are fees principally for services that traditionally are performed by the independent auditor, including: review of financial statements included in our quarterly reports, accounting consultation and consultation concerning financial accounting, reporting standards and implementation of the Sarbanes-Oxley regulations.
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

Item 16D. Exemptions for the Listing Standards for Audit Committees.

          Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.

          Not applicable.

PART III.

Item 17. Financial Statements.

          Not applicable

Item 18. Financial Statements.

          See Consolidated Financial Statements, following the signature page and certifications below.

Item 19. Exhibits.

          The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

1.1 Articles of Association, as amended, dated February 6, 2005 (1)

1.3 Memorandum of Association of the registrant. (2)(3)

4.1 Strategic Investor Agreement dated as of February 21, 2000, by and between the registrant and Tamir Fishman
Ventures. (4)

4.2 Subscription by Aladdin for partnership units in Tamir Fishman. (4)

4.3 Share Purchase Agreement dated as of February 22, 2001, by and between the registrant and Tamir Fishman Venture Capital Ltd. (4)

4.4 Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (6)

4.5 Convertible Loan Agreement dated as of April 29, 2004, by and between C-Signature Ltd. and the registrant. (5) (6)

8 List of subsidiaries.*

10.1 Consent letter from Kost, Forer, Gabbay & Kasierer.*

10.2 Consent letter from Blick Rothenberg.*

11. Code of Ethics (6)

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
(6) Incorporated by reference from our 2003 Annual Report on Form 20-F filed with the Commission on June 30, 2004.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf in the City of Tel Aviv, State of Israel, on this 27th day of June 2006.

ALADDIN KNOWLEDGE SYSTEMS LTD.

By:	/s/ Jacob (Yanki) Margalit

Jacob (Yanki) Margalit Chief Executive Officer and Chairman of the Board

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders of

ALADDIN KNOWLEDGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Aladdin Knowledge Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of Aladdin Western Europe Ltd., a wholly-owned U.K. subsidiary, which statements reflect total assets constituting 5% in 2004 and 2% in 2005, and total revenues constituting 15% in 2003 and 16% in 2004 and 13% in 2005 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for Aladdin Western Europe Ltd., is based solely on the report of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 27, 2006	A Member of Ernst & Young Global

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ALADDIN WESTERN EUROPE LTD

We have audited the accompanying balance sheets of Aladdin Western Europe Ltd (“the Company”), as of December 31, 2004 and 2005, and the related statements of operations and changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ BLICK ROTHENBERG	12 York Gate
Chartered Accountants	Regent’s Park
Registered Auditors	London
NW1 4QS

June 2, 2006

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,313	$28,426
Marketable securities (Note 3)	8,598	48,815
Trade receivables (net of allowance for doubtful accounts - $ 995 in 2004 and $ 377 in 2005)	12,637	13,957
Other accounts receivable and prepaid expenses (Note 4)	3,446	3,517
Deferred income taxes (Note 13)	657	1,159
Inventories (Note 5)	5,788	6,998

Total current assets	48,439	102,872

LONG-TERM INVESTMENTS:
Investment in other companies (Note 6)	6,338	6,399
Severance pay fund	2,357	2,455

Total long-term investments	8,695	8,854

PROPERTY AND EQUIPMENT, NET (Note 7)	2,234	3,081

OTHER ASSETS, NET
Intangible assets, net (Note 8)	2,553	1,995
Goodwill (Note 9)	7,685	7,685
Deferred income taxes and other (Notes 10)	1,288	1,391

Total other assets	11,526	11,071

Total assets	$70,894	$125,878

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,546	$4,454
Deferred revenues	4,793	5,645
Accrued expenses and other accounts payable (Note 11)	5,989	7,799

Total current liabilities	14,328	17,898

ACCRUED SEVERANCE PAY	3,129	3,243

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital: Ordinary shares of NIS 0.01 par value - Authorized: 15,000,000 shares at December 31, 2004 and 2005; Issued and Outstanding : 12,345,536 and 14,485,063 shares at December 31, 2004 and 2005, respectively.	39	44
Additional paid-in capital	39,696	78,954
Deferred stock based compensation	(66)	(15)
Accumulated other comprehensive loss	(3,189)	(3,559)
Retained earnings	16,957	29,313

Total shareholders’ equity	53,437	104,737

Total liabilities and shareholders’ equity	$70,894	$125,878

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2003	2004	2005

Revenues (Note 15):
Software security	$43,521	$50,650	$56,578
Enterprise security	11,204	18,471	25,195

Total revenues	54,725	69,121	81,773

Cost of revenues:
Software security	7,995	9,541	9,870
Enterprise security	1,804	4,240	7,101

Total cost of revenues	9,799	13,781	16,971

Gross profit	44,926	55,340	64,802

Operating expenses:
Research and development	12,759	12,028	12,131
Selling and marketing	22,012	24,677	26,952
General and administrative	7,745	8,805	11,169
Settlement charge (Note 12b)	—	—	2,000

Total operating expenses	42,516	45,510	52,252

Operating income	2,410	9,830	12,550
Financial income, net (Note 16a)	480	53	1,038
Other income (expenses), net	(5)	(138)	14

Income before taxes on income	2,885	9,745	13,602
Taxes on income (Note 13)	49	957	1,246

Income before equity in losses of an affiliate	2,836	8,788	12,356
Equity in losses of an affiliate	(100)	—	—

Net income	$2,736	$8,788	$12,356

Net earnings per share (Note 16b):
Basic	$0.24	$0.74	$0.89

Diluted	$0.23	$0.68	$0.85

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury shares	Deferred Stock-based compensation	Accumulated other comprehensive Income (loss)		Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of January 1, 2003	$37	$36,147	$(1,164)	$—		$(4,529)	$5,836		$36,327
Exercise of stock options	—	—	787	—		—	(331)		456
Comprehensive income:
Other comprehensive income:
Unrealized gain on available-for-sale marketable securities, net of taxes	—	—	—	—		260	—	$260	260
Foreign currency translation adjustments	—	—	—	—		1,177	—	1,177	1,177

Total other comprehensive income	—	—	—	—		—	—	1,437	—
Net income	—	—	—	—		—	2,736	2,736	2,736

Total comprehensive income								$4,173

Balance as of December 31, 2003	37	36,147	(377)	—		(3,092)	8,241		40,956
Exercise of stock options	2	3,335	377	—		—	(72)		3,642
Deferred stock-based compensation	—	214	—	(214)		—	—		—
Amortization of deferred stock compensation	—	—	—	148		—	—		148
Comprehensive income:
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net of taxes	—	—	—	—		223	—	$223	223
Foreign currency translation adjustments	—	—	—	—		85	—	85	85
Unrealized losses from hedging transactions	—	—	—	—		(405)	—	(405)	(405)

Total other comprehensive loss	—	—	—	—		—	—	(97)	—
Net income	—	—	—	—		—	8,788	8,788	8,788

Total comprehensive income								$8,691

Balance as of December 31, 2004	39	39,696	—	(66)		(3,189)	16,957		53,437
Issuance of Ordinary shares, net	5	38,773	—	—		—	—		38,778
Exercise of stock options	**) —	485	—	—		—	—		485
Amortization of deferred stock-based compensation	—	—	—	51		—	—		51
Comprehensive income:
Other comprehensive loss:
Unrealized loss on available-for-sale marketable securities, net of taxes	—	—	—	—		(302)	—	(302)	(302)
Foreign currency translation adjustments	—	—	—	—		(492)	—	(492)	(492)
Unrealized gain from hedging transactions	—	—	—	—		424	—	424	424

Total other comprehensive loss	—	—	—	—		—	—	(370)	—
Net income	—	—	—	—		—	12,356	12,356	12,356

Total comprehensive income								$11,986

Balance as of December 31, 2005	$44	$78,954	$—	$(15)	$	*) (3,559)	$29,313		$104,737

*)	Composed as follows:
	Accumulated unrealized gains from available-for-sale marketable securities, net of taxes	$114
	Accumulated unrealized gains from hedging transactions	19
	Accumulated foreign currency translation adjustments	(3,692)

	Accumulated other comprehensive loss	$(3,559)

**)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:

Net income	$2,736	$8,788	$12,356
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,110	2,072	1,967
Gain from sale of property and equipment	(15)	(7)	(22)
Accrued interest on available-for-sale marketable debt securities	—	—	(262)
Other- than- temporary decline in fair value for available-for-sale marketable securities	—	—	117
Equity in losses of an affiliate	100	—	—
Increase (decrease) in accrued severance pay, net	31	(74)	16
Amortization of deferred stock compensation	—	148	51
Deferred income taxes, net	(414)	—	(803)
Increase in trade receivables	(1,450)	(2,515)	(1,619)
Decrease (increase) in inventories	1,033	198	(1,277)
Decrease (increase) in other accounts receivable and prepaid expenses	72	(1,315)	(189)
Increase (decrease) in trade payables	(114)	1,160	936
Increase in deferred revenues	1,092	1,378	852
Increase (decrease) in accrued expenses and other accounts payable	723	(997)	2,502

Net cash provided by operating activities	5,904	8,836	14,625

Cash flows from investing activities:

Investment in available-for-sale marketable securities	—	(7,000)	(40,465)
Investment in shares and long-term loan of an affiliate	(100)	—	—
Purchase of property and equipment	(913)	(1,237)	(2,303)
Proceeds from sale of property and equipment	139	15	34
Purchase of intangible assets	—	(1,220)	—
Investment in other companies	(1,710)	(2,376)	(850)
Proceeds from return on investment of other companies	—	—	910
Payment for the purchase of Aladdin Knowledge Espanã, S.L.,(1)	—	(1,791)	—

Net cash used in investing activities	(2,584)	(13,609)	(42,674)

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2003	2004	2005

Cash flows from financing activities:

Proceeds from issuance of shares, net	—	—	38,778
Proceeds from exercise of options	456	3,642	485

Net cash provided by financing activities	456	3,642	39,263

Effect of exchange rate changes on cash and cash equivalents	276	157	(101)

Increase (decrease) in cash and cash equivalents	4,052	(974)	11,113
Cash and cash equivalents at the beginning of the year	14,235	18,287	17,313

Cash and cash equivalents at the end of the year	$18,287	$17,313	$28,426

Supplemental disclosure:

Income taxes paid during the year	$490	$698	$1,058

Non-cash activities:

Investment in intangible assets	$—	$260	$—

(1) Payment for purchase of Aladdin Knowledge Espanã, S.L., (see Note 1b):

Fair value of assets acquired and liabilities assumed at the date of acquisition:

Working capital net (excluding cash and cash equivalents in the amount of $ 188)		$223
Property and equipment		13
Customer list		1,151
Goodwill		404

		$1,791

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.

Aladdin Knowledge Systems Ltd. and its wholly-owned subsidiaries (collectively, the “Company” or “Aladdin”) is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. The Company’s security products are organized into two segments: Software Digital Rights Management, or DRM, and enterprise security.

The Company’s software DRM products allow software publishers to manage licensing and distribution of their software while limiting revenue loss from software theft and piracy. The HASP products include: HASP HL and HASP NET, hardware-based software security systems and HASP SL, a software marketing, licensing and distribution platform.

Within the enterprise security segment, Aladdin develops and markets its patented USB-based eToken hardware solution for strong  authentication and digital identity management using a portable device, and the eSafe line of integrated content security solutions that protects PCs and networks against viruses, worms, spam, spyware, and non-productive and malicious Internet-borne content.

The Company is dependent upon sole source suppliers for certain key components used in its products. Although there are a limited number of manufacturers of these particular components, the Company’s management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company and its financial position.

	b.	Acquisition of Aladdin Knowledge Systems España, S.L.:

On July 16, 2004, the Company entered into a Share Purchase Agreement with the shareholders of its former distributor, Aladdin Knowledge Systems España, S.L (“Aladdin España ”), in order to enhance the service provided to Spanish-speaking countries. Pursuant to the agreement, the Company acquired 100% of Aladdin España’s shares, and thereafter it became a wholly-owned subsidiary of the Company.

The total consideration for the purchase of the shares was $1,979 (including approximately $136 acquisition costs). .

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

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:

July 16, 2004

Current assets	$802
Property and equipment	13
Intangible assets:
Customer list	1,151
Goodwill	404

Total assets acquired	2,370

Liabilities assumed:
Current liabilities	391

Total liabilities assumed	391

Net assets acquired	$1,979

The following represents the unaudited pro-forma results of operations for the years ended December 31, 2003 and 2004 assuming that the Aladdin España acquisition had been consummated as of January 1, 2003 and 2004, respectively. Intercompany transactions prior to the acquisition have been eliminated.

	Year ended
	December 31

	2003	2004

	Unaudited

Revenues	$55,690	$69,979

Net income	$2,842	$9,073

Basic net earnings per share	$0.25	$0.76

Diluted net earnings per share	$0.24	$0.70

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2004 or 2003, nor is it necessarily indicative of future results.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

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

2.

The financial statements of a foreign Subsidiary, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders’ equity.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Cash and cash equivalents:

Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Marketable securities:

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2005 and 2004, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

Following SEC Staff Accounting Bulletin No. 59 and EITF 03-1, management evaluates in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, those securities are written-down to their current market value with the amount of the write-down included in financial expenses.

Investment in other companies:

The investment in companies, in which the Company holds less than 20%, is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees. The Investment in IDesia Ltd. (Formerly: C-Signature Ltd.) (“IDesia”) in which the Company holds 27.4% is accounted in accordance with EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Company Investments Other than Common Stock”. The Company determined that since its investment in IDesia’s Preferred Shares is not in-substance common stock, the equity method should not be applied (see Note 6b).

The Company’s investment in the other companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2005, based on management’s most recent analysis, no impairment losses have been identified.

Inventories:

Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and for market prices lower than cost.

Cost is determined for all types of inventory using the moving average cost method.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease (including renewal option) or useful life lease

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

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company’s two operating segments, the software security DRM, and enterprise security, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. The Company performs the annual impairment tests during the fourth fiscal quarter. During 2003, 2004 and 2005, no impairment losses were identified.

Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2003, 2004 and 2005, no impairment losses were identified.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Revenue recognition:

The Company derives revenues from sales of its hardware products (HASP HL, HASP NET and eToken) and from licensing the right to use its software products (eSafe and HASP SL) which include maintenance and support.

The hardware based products contain an insignificant embedded software element which is incidental to the product as a whole since the embedded software is not marketed or sold separately and is used solely in connection with the operation of the hardware products.

The Company generates revenues from its products directly to end-users and indirectly, mostly through value-added resellers, original equipment manufacturers and independent distributors (all of whom are considered end-users). Other than pricing terms which may differ due to the different volume of purchases between resellers, manufacturers and distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. All of the Company’s products sold through agreements with value-added resellers, original equipment manufacturers and independent distributors are non-exchangeable, non refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers them all as end-users.

The Company accounts for its software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” as amended (“SOP No. 97-2”) and for its hardware products in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”) when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

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

Delivery has occurred. The Company’s hardware and software products may be physically delivered to the customer, or with regard to software products, the products may be electronically delivered to the customer. The Company determines that delivery of hardware products has occurred when the title and risk of loss have been transferred to the customer. In connection with delivery of software products, the Company determines that delivery has occurred upon shipment of the software or, when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software.

The fee is fixed or determinable. Generally, payments that extend beyond 30 days from the contract date but are due within six months are deemed to be fixed or determinable based on the Company’s successful collection history on such arrangements without giving consenting. Arrangements with payment terms extending beyond these customary payment terms are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Collectibility is probable. The Company determines whether collectibility is probable on a case-by case basis. When assessing probability of collection, the Company considers the customer’s financial condition, the number of years in business with the customer and the history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method’’ when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately. Time-based licenses include maintenance and on-going support. VSOE of fair value does not exist for the related support arrangement as maintenance is not priced or offered separately for such arrangements. In these cases, the Company recognizes the license and maintenance revenue ratably over the period of each arrangement.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In certain cases where a multiple elements arrangement exist, the fair value of each element is determined based on vendor specific objective evidence for that element and revenue is allocated to each element based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2 and EITF 00-21 “Revenue Arrangement with Multiple Deliverables”

Deferred revenues include unearned amounts received from maintenance and support contracts and amounts received from customers but not recognized as revenues.

Severance pay:

The Company’s liability for its Israeli employees’ severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the Israeli employees, multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn, only upon fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $1,411, $1,057 and $1,336, respectively.

Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $2,773, $3,488 and $4,504, respectively.

Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents are invested in U.S. dollar deposits with major banks in Israel, the United States, Japan, Germany, the Netherlands, United Kingdom, Spain and France. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The doubtful accounts expenses for the years ended December 31, 2003, 2004 and 2005 were $240, $194 and $114, respectively.

The Company’s marketable securities include investments in U.S. Government Auction rate and Equity traded. Management believes that minimal credit risk exists with respect to these marketable securities.

Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share” (“SFAS No. 128”).

The total weighted average number of outstanding options excluded from the calculations of diluted net earnings per share was 0, 0 and 90,925 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Company’s net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,

	2003	2004	2005

Expected dividend yield	0%	0%	0%

Expected volatility	80.2%	75.4%	78.9%

Risk-free interest rate	2.5%	2.8%	3.9%

Average Expected life of up to	4.5 years	4.5 years	6 years

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2003	2004	2005

Net income - as reported	$2,736	$8,788	$12,356

Add: stock-based employee compensation intrinsic value	—	148	51

Deduct: stock-based employee compensation - fair value	542	1,059	1,659

Pro forma net income:	$2,194	$7,877	$10,748

Net earnings per share:

Basic net earnings per Ordinary share, as reported	$0.24	$0.74	$0.89

Diluted net earnings per Ordinary share, as reported	$0.23	$0.68	$0.85

Basic pro forma net earnings per Ordinary share	$0.19	$0.66	$0.77

Diluted pro forma net earnings per Ordinary share	$0.18	$0.61	$0.74

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

1.

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximates their fair values due to the short-term maturities of these instruments.

	2.	The fair value of short-term marketable securities is based on quoted market prices.

	3.	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using put and call options to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency sales during the year. These option contracts are designated as cash flow hedges, as defined by Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All other derivatives which do not qualify for hedge accounting under FAS 133, are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income included in the financial expenses.

The Company recognized net income (loss) from derivative instruments of $ 793, $ 437 and $ 324 during the years ended December 31, 2003, 2004 and 2005, respectively. An amount of $ 793, $ 203 and ($ 132) was offset against the revenues in the statement of income during the years ended December 31, 2003, 2004 and 2005, respectively and an amount of $ 0, $ 234 and $ 456 was included in financial income, net, during the years ended December 31, 2003, 2004 and 2005, respectively.

The balance in accumulated other comprehensive loss related to derivative instruments as of December 31, 2005 is expected to be recognized in earnings over the next year.

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current period presentation.

The reclassification had no effect on previously reported net income, shareholders’ equity or cash flows.

Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004)(“Statement 123(R)”),Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”). Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“Opinion 25”), and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company plans to adopt Statement 123(R) using the modified-prospective method.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 115-1 (“FSP”). The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities

	December 31, 2004				December 31, 2005

	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Cost	Gross unrealized gains	Gross unrealized losses	Gross realized losses	Estimated fair market value

Government bonds	$7,000	$—	$38	$6,962	$27,227	$—	$201	$117	$26,909
Equity securities	927	709	—	1,636	927	479	—	—	1,406
Auction rate securities	—	—	—	—	20,500	—	—	—	20,500

	$7,927	$709	$38	$8,598	$48,654	$479	$201	$117	$48,815

In October 2004 and July 2005, the Company invested in U.S. government bonds with maturities of up to four and two years, respectively.

The net adjustment to unrealized gains (losses) on available-for-sale marketable securities was included as a separate component of shareholders’ equity: “accumulated other comprehensive income (loss) and amounted to $ 260, $ 223 and $ (302) in 2003, 2004 and 2005, respectively.

According to Staff Accounting Bulletin No. 59 (“SAB No. 59”) and EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” for any marketable securities whose value declined during the period, management is required to evaluate whether the decline is other than temporary. In 2005, a decline in value that was considered other than temporary of one of the Company’s available-for-sale securities resulted in reversing the accumulated unrealized loss of $ 117 relating to these investments. The amount was classified as financial expenses in the consolidated statements of operations.

Aggregate maturities of Government bonds for years subsequent to December 31, 2005 are:

	Amortized cost	Estimated fair market value

2006	$3,262	$3,230
2007	23,965	23,679

	$27,227	$26,909

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2004	2005

Loans to employees	$374	$191
Prepaid expenses	1,823	1,877
Government authorities	788	955
Advances for suppliers	163	205
Other	298	289

	$3,446	$3,517

NOTE 5:-	INVENTORIES

	December 31,

	2004	2005

Raw materials, parts and supplies	$2,343	$3,047
Work-in-progress	796	1,431
Finished products	2,649	2,520

	$5,788	$6,998

NOTE 6:-	INVESTMENT IN OTHER COMPANIES

	December 31,

	2004	2005

Investment in Tamir Fishman Ventures II, LLC (see a below)	$5,238	$5,299
Investment in IDesia (see b below)	1,100	1,100

	$6,338	$6,399

a.	Investment in Tamir Fishman Ventures II, LLC

Through December 31, 2005, the Company had invested an aggregate amount of $ 7,241 in Tamir Fishman Ventures II, LLC (“Tamir Fishman”). The Company does not have the ability to exercise significant influence and therefore the investment was stated at cost. See also Note 12c regarding the Company’s commitment to make additional investments in Tamir Fishman.

As a result of significant uncertainty over the future realization of the investment, during 2002, based on management’s analysis, impairment losses were identified in the amount of $ 1,038. During 2003, 2004 and 2005, based on management’s most recent analysis, no impairment losses have been identified.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN OTHER COMPANIES (Cont.)

In April 2005, as a result of two exit transactions for portfolio companies of Tamir Fishman, the Company received a distribution of $ 910 in cash and expects an additional cash distribution of $ 63 and 119,873 shares of Common stock of Agere Systems, Inc. (“the Agere shares”) based on the Agere shares price on the date of distribution. Approximately 15% of the distribution is held in escrow for approximately one year, to cover potential obligations of the portfolio companies to the buyers. The income from the distribution received in 2005 was recorded as a return of investment.

b.	Investment in IDesia. (formerly: C-Signature Ltd.)

In April 2004, the Company entered into a convertible loan agreement with IDesia, an Israeli company engaged in the development of biometric identity recognition technology. Pursuant to the agreement, the Company invested an aggregate amount of $1,100 in IDesia (including expenses in the amount of $ 50). This investment consisted of a $ 550 convertible loan (“the Convertible Loan”), which would automatically converted into Series A preferred shares of IDesia upon the achievement of certain agreed upon milestones. Concurrently with the conversion of the loan, the Company invested the remaining $ 500 by purchasing additional Series A preferred shares of IDesia. At December 31, 2004, the Company owned 19.9% of the share capital of IDesia and accounted for this investment under the cost method.

During the fourth quarter of 2005 IDesia entered into a new Convertible Series A Preferred Share Purchase Agreement (the “SPA”) with a new third party investor (“the Investor”). At the Closing of the SPA, IDesia issued to the Company, for no additional consideration, additional Convertible Series A Preferred Shares, in such way that the aggregate number of Preferred Shares held by the Company at the original 2004 investment of $ 1,050 represents 27.04% of the share capital of IDesia.

In October 2005, the Company signed a license and OEM agreement with IDesia. Under this agreement IDesia will develop, manufacture, provide and license to the Company certain Chip-Sets as specified in this agreement. According to the agreement the Company advanced IDesia. $ 200 in consideration for the Chip-Sets.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2004	2005

Cost:
Computers and peripheral equipment	$12,757	$13,136
Office furniture and equipment	2,076	1,971
Motor vehicles	650	462
Leasehold improvements	1,267	1,657

	16,750	17,226

Accumulated depreciation:
Computers and peripheral equipment	11,638	11,367
Office furniture and equipment	1,556	1,453
Motor vehicles	388	258
Leasehold improvements	934	1,067

	14,516	14,145

Depreciated cost	$2,234	$3,081

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $ 1,889, $ 1,463 and $ 1,409, respectively.

NOTE 8:-	INTANGIBLE ASSETS, NET

a.

	December 31,

	2004	2005

Cost:
Current technology (1)	$1,054	$1,054
Customer list (2)	1,151	1,151
Domain names (3)	930	930
Patent (4)	550	550

	3,685	3,685

Accumulated amortization:
Current technology (1)	731	933
Customer list (2)	82	246
Domain names (3)	80	223
Patent (4)	239	288

	1,132	1,690

Amortized cost	$2,553	$1,995

(1)	Current technology - is being amortized over a period of five years and will be fully amortized in 2006

(2)	Customer list - is being amortized over a period of seven years and will be fully amortized in 2011. See also Note 1b for the acquisition of Aladdin Espana.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET (Cont.)

(3)

Domain names - On May 27, 2004, the Company and Aladdin Systems Holdings Inc. (“ASH’’) entered into a settlement agreement (the “Agreement”). Under the terms of the Agreement, the Company agreed to pay ASH $ 550 for the purchase of domain names and for reimbursing ASH for the cost of implementing a name change and a re-branding. As a result of the Agreement, the Company recorded an amount of $ 430 which relates to the acquired domain names, which will be amortized over a period of 3 years (will be fully amortized in 2007). The allocation of the intangible assets acquired in the Agreement was determined by the Company which was assisted by a third-party valuation firm. Out of the $ 550, the Company recorded in 2004 an amount of $ 120 as general and administrative expenses.

In November 2004, the Company purchased the URL “Aladdin.com” for the amount of $ 500. According to management, this asset is deemed to have an indefinite useful life and will not be amortized.

		(4)	Patent - is being amortized over its useful life and will be fully amortized in 2011: See also Note 12b.

	b.	Amortization expenses for the years ended December 31, 2003, 2004 and 2005, amounted to $ 221, $ 609 and $ 558, respectively.

	c.	Estimated amortization expenses for the next five years:

2006	$466
2007	272
2008	208
2009	208
2010 and thereafter	841

$1,995

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	GOODWILL

As fully discussed in Note 15, the Company operates in two operating segments which are also considered by management as the Company’s reporting units. The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

	Software Security (DRM) segment	Enterprise Security segment	Total

Balance as of January 1, 2004	$6,522	$759	$7,281
Goodwill resulted from the acquisition of Aladdin Espanã, S.L. (see also Note 1b) (1)	323	81	404

Balance as of December 31, 2004	6,845	840	7,685

Balance as of December 31, 2005	$6,845	$840	$7,685

	(1)	Goodwill acquired was allocated to reporting units based on the expected benefits of the business acquired to each reporting unit.

NOTE 10:-	DEFERRED INCOME TAXES AND OTHER

		December 31,

		2004	2005

	Deferred income taxes (See Note 13)	$1,073	$1,217
	Long-term prepaid expenses	215	174

		$1,288	$1,391

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLES

	December 31,

	2004	2005

Employees and payroll accruals	$3,316	$4,215
Income taxes payable	487	2,429
Accrued expenses	1,971	1,072
Deferred tax liability	145	53
Other	70	30

	$5,989	$7,799

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Company and its subsidiaries premises and motor vehicles are leased under various operating lease agreements which expire on various dates, the latest of which is 2011.

Minimum lease commitments, under non-cancelable leases as of December 31, 2005, are as follows:

	Facilities	Motor vehicles	Total

Year ended December, 31
2006	$1,798	$1,062	$2,860
2007	1,897	662	2,559
2008	1,514	238	1,752
2009	1,492	24	1,516
2010 and thereafter	1,113	—	1,113

	$7,814	$1,986	$9,800

Facilities lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 1,871, $ 1,941 and $ 1,785, respectively.

Motor vehicle lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 699, $ 1,081 and $ 1,294, respectively.

b.	Litigation:

In April 2005, the Company settled a patent infringement lawsuit. The lawsuit was originally brought by Andrew Pickholtz against the Company and its U.S. subsidiary on May 19, 2004 in the U.S. District Court for the Northern District of California, alleging that the Company’s discontinued MicroGuard product and other Software Digital Rights Management products infringed an expired patent. An affiliate of Rainbow Technologies was subsequently added as a plaintiff.

On April 6, 2005, the parties reached a settlement agreement, under which the Company agreed to pay $ 2,000 to settle the lawsuit. The Company recorded the settlement cost as a one-time charge within its operating expenses. There will be no ongoing license or other fees payable by the Company in connection with the settlement.

c.	Investment commitment:

In February 2000, the Company signed an agreement with Tamir Fishman. Pursuant to the agreement, the Company committed to invest up to $8,475 on demand from Tamir Fishman, out of which, as of December 31, 2005, the Company had already invested $7,241.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME

	a.	Reduction in Israeli tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described below) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

	b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company’s production facilities have been granted “Approved Enterprise” status under the Law currently under seven separate investment programs. Pursuant to the Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption.

The Company is also a “foreign investors’ company”, as defined by the Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (based on the percentage of foreign ownership in each taxable year).

For the Company’s seven investment programs, the tax benefits are as follows: Income derived from the investment programs, is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period (based on the percentage of foreign ownership in each taxable year).

The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs will expire in the years 2005 through 2012.

In 1996, the Company relocated its manufacturing activity to a new plant which was established in a region defined as a “Priority “A” Development Region”. This development region entitles Aladdin Israel to higher tax benefits than the tax benefits existing where the Company’s offices and research and development center are located.

The allocation of the income tax between the priority regions is calculated by a formula that was authorized by Israel Tax Authority.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2005, retained earnings included approximately $34,520 in tax-exempt profits earned by the Company’s “Approved Enterprise”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (10% to25%).

The entitlement to the above benefits is conditional upon the Company’s fulfillment of the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Management believes that as of December 31, 2005, the Company met all of the aforementioned conditions.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the statutory corporate tax rate.

Since the Company is operating under more than one approved program and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at the statutory corporate tax rate of 34% (see also Note 13c) its effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

	c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

	d.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “Industrial company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969 and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

	e.	Income before taxes is comprised as follows:

	Year ended December 31,

	2003	2004	2005

Domestic	$1,988	$6,572	$8,809
Foreign	897	3,173	4,793

	$2,885	$9,745	$13,602

f.	The income tax provision (benefit) for the years ended December 31, 2003, 2004 and 2005 consisted of the following:

	Year ended December 31,

	2003	2004	2005

Current	$399	$957	$2,049
Deferred	(350)	—	(803)

	$49	$957	$1,246

Domestic	$216	$723	$583
Foreign	(167)	234	663

	$49	$957	$1,246

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

	g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2004	2005

Deferred tax assets:

Reserves and allowances	$393	$1,202
Net operating loss carry forwards in subsidiaries	9,275	9,127

Net deferred tax assets before valuation allowance	9,668	10,329
Valuation allowance	(7,938)	(7,953)

Total deferred tax assets	1,730	2,376

Deferred tax liability from unrealized gain on available- for-sale securities	(145)	(53)

Total deferred tax liability	(145)	(53)

Net deferred tax assets	$1,585	$2,323

Domestic	$152	$1,148
Foreign	1,433	1,175

	$1,585	$2,323

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company has established a valuation allowance of $7,938 and $7,953 at December 31, 2004 and 2005, respectively.

The Company’s subsidiaries in the United Kingdom, Netherlands and Germany have estimated total available carry-forward tax losses of $1,585, $2,000 and $6,773, respectively, to offset against future tax profits for an indefinite period.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company’s subsidiaries in the United States and in France have estimated total available carry-forward tax losses as of December 31, 2005 of $ 15,288 and $ 828, respectively, to offset against future tax profits for periods of 15-20 years and five years, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,

	2003	2004	2005

Income before taxes, as reported in the consolidated statements of income	$2,885	$9,745	$13,602

Statutory tax rate	36%	35%	34%

Expense computed at the statutory tax rate	$1,039	$3,411	$4,625
Decrease in taxes resulting from “Approved Enterprise” benefits (1)	(153)	(353)	(1,813)
Tax adjustment in respect of foreign subsidiary different tax rate	43	20	17
Valuation allowance	—	(284)	15
Utilization of loss carry-forward	(750)	(1,798)	(1,261)
Items which no deferred tax was recorded	105	(214)	(918)
Taxes in respect of prior years	—	—	264
Non-deductible expenses	(235)	159	320
Other	—	16	(3)

Actual tax expense	$49	$957	$1,246

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$(0.01)	$(0.03)	$(0.13)

Per share amounts (diluted) of the tax benefit resulting from the exemption	$(0.01)	$(0.03)	$(0.12)

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY

	a.	The Ordinary shares of the Company are quoted on The Nasdaq National Market (“Nasdaq”) under the symbol ALDN. Since July 28, 2004, the shares are also quoted on the Tel Aviv Stock Exchange.

	b.	The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

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

Such repurchases of Ordinary shares are accounted for as Treasury shares, and result in a reduction of shareholders’ equity. When treasury shares are reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board Opinion No. 6 “Status of Accounting Research Bulletins” (“APB No. 6”) and charges the excess of the repurchase cost over issuance price using the weighted average method to retained earnings. In case the repurchase cost is lower than the issuance price, the Company credits the excess cost to additional paid-in capital.

d.

In March 2005, the Company closed its secondary public offering of its Ordinary shares on Nasdaq. The Company issued 2,000,000 Ordinary shares, in consideration of approximately $38,778, net of issuance expenses in the amount of $4,127.

e.

As a result of a grant of 100,000 options to the Company’s Chief Executive Officer, the Company recorded in 2004 deferred compensation in the amount of $153, out of which an amounts of $87 and $51 was recorded as compensation expenses in the years 2004 and 2005, respectively.

	f.	Employee Share Option Plans:

Between 1993 and 2005, the Company implemented several Employee Share Options Plans (“the plans”). Total number of options authorized for grant under the plans amounted to 3,273,750. As of December 31, 2005, an aggregate of 283,195 options of the Company are still available for future grants.

Under the Company’s plans, full-time employees, officers and directors of the Company may be granted options to acquire Ordinary shares. The options granted are at an exercise price that equals the fair market value of the shares at the date of grant. The options generally vest over a period of two to four years from the date of grant, and expire no later than five or ten years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s share option activity under the plans is as follows:

	2003		2004		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding - beginning of the year	1,683,400	$3.62	1,938,195	$3.73	1,072,454	$5.57
Granted	638,150	$4.80	157,100	$15.10	230,950	$20.33
Exercised	(151,480)	$3.01	(940,234)	$3.91	(139,527)	$3.48
Forfeited	(231,875)	$5.51	(82,607)	$3.68	(74,671)	$7.80

Outstanding - end of the year	1,938,195	$3.73	1,072,454	$5.57	1,089,206	$8.81

Options exercisable at the end of the year	1,023,583	$4.15	453,712	$3.22	588,519	$4.39

Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

	Weighted average fair value of options granted at an exercise price

	2003	2004	2005

Equals fair value at date of grant	$2.46	$15.10	$20.33

Less than fair value at date of grant	$1.82	$—	$—

The options outstanding as of December 31, 2005, have been separated into exercise price categories, as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

$1.20-2.67	393,118	5	$1.83	319,281	$1.91
$3.50-4.80	158,988	5	$4.43	142,413	$4.39
$8.51 - 8.52	168,500	8	$8.51	85,850	$8.51
$13.05-15.50	143,150	9	$15.05	38,475	$14.94
$16.23 - 24.27	225,450	9	$20.32	2,500	$18.00

	1,089,206		$8.81	588,519	$4.39

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

	g.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 15:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION

Commencing January 2004, the Company has two reportable segments related to continuing operations. The Software Security Digital Rights Management (DRM) Division develops and markets the following products: HASP HL and HASP NET, hardware-based software security systems, and HASP SL, a software marketing, licensing and distribution platform. Both the software and the hardware products allow software publishers to manage licensing and distribution of their software theft and piracy.

The Enterprise Security Division develops and markets the USB-based eToken hardware device for user authentication and the eSafe line of content security solutions that protect PCs and networks against viruses, worms, spam and non-productive Internet-born content.

Until 2004, the Company’s Chief Operation Decision Maker (the “CODM”) who is the Chief Executive Officer, reviewed financial information by revenues only since discrete financial information was not available at that time. During 2004, the Company started to produce discrete operating results and as a result the CODM began reviewing the results of the Company’s business by the above mentioned segments.

The segments are managed separately because each segment requires different technology and marketing strategies. The Software Security (DRM) Division and Enterprise Security Division include some international sales mainly to the United States, Europe, and Japan.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

a.	The following presents segment results of operations for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

Revenues from external customers:
Software security (DRM)	$43,521	$50,650	$56,578
Enterprise security	11,204	18,471	25,195

Consolidated revenues	$54,725	$69,121	$81,773

Gross profit:
Software security (DRM)	$35,526	$41,109	$46,708
Enterprise security	9,400	14,231	18,094

	$44,926	$55,340	$64,802

Operating income:
Software security (DRM)	$12,988	$17,779	$20,501
Enterprise security	(10,578)	(7,949)	(7,951)

Consolidated operating income	$2,410	$9,830	$12,550

Depreciation and amortization:
Software security (DRM)	$1,423	$1,304	$1,176
Enterprise security	687	768	791

Consolidated depreciation and amortization	$2,110	$2,072	$1,967

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

b.

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

	Year ended December 31,

	2003	2004	2005

Revenues from sales to unaffiliated customers:
Israel	$2,025	$2,381	$2,927
United States	17,621	19,721	26,789
Europe (excluding Germany)	13,826	18,724	21,471
Germany	12,124	15,384	17,129
Japan	6,780	9,212	9,345
Others	2,349	3,699	4,112

	$54,725	$69,121	$81,773

Long-lived assets:
Israel	$6,009	$7,200	$7,638
United States	2,983	2,632	2,605
Germany	325	263	210
Europe (excluding Germany)	719	2,146	2,048
Japan	223	231	260

	$10,259	$12,472	$12,761

c.	Total revenues from outside customers are distributed among the following product lines:

	Year ended December 31,

	2003	2004	2005

HASP tokens	$41,217	$49,707	$55,969
eSafe	7,662	10,911	11,162
eToken	3,542	7,560	14,032
Others	2,304	943	610

	$54,725	$69,121	$81,773

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Financial income, net:

	Year ended December 31,

	2003	2004	2005

Financial income:

Interest on marketable securities	$—	$25	$616
Interest	161	370	1,244
Gain from derivative instruments	—	—	456
Foreign currency transaction differences	538	140	—

	699	535	2,316

Financial expenses:

Impairment of available-for-sale marketable securities	—	—	(117)
Loss from derivative instruments	—	(234)	—
Foreign currency transaction differences	—	—	(993)
Other	(219)	(248)	(168)

	(219)	(482)	(1,278)

	$480	$53	$1,038

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

		Year ended December 31,

		2003	2004	2005

1.	Numerator:

	Net income	$2,736	$8,788	$12,356

	Numerator for basic and diluted net earnings per share	$2,736	$8,788	$12,356

2.	Denominator:

	Weighted average number of shares	11,477	11,940	13,899
	Weighted average number of treasury shares	(190)	—	—

	Denominator for basic net earnings per share	11,287	11,940	13,899

	Effect of dilutive securities:
	Employee stock options	663	1,060	681

	Dilutive potential Ordinary shares	663	1,060	681

	Denominator for diluted net earnings per share - adjusted weighted average shares, assuming exercise of options	11,950	13,000	14,580