Form 20-F
period 2006-12-31
ALADDIN KNOWLEDGE SYSTEMS LTD
filed 2007-07-02
CIK 911364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary Shares, nominal value 0.01 New Israeli Shekel per share
(Class of Securities)

Nasdaq Global Market
(Name of Exchange)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2006:

14,683,488 Ordinary Shares

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

A.                    Selected Financial Data

          We derived the selected consolidated statement of operations data set forth below for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, from our audited consolidated financial statements, included elsewhere in this annual report. We derived the consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from audited consolidated financial statements that are not included in this annual report. See Note 2 to our consolidated financial statements for a discussion of our significant accounting policies. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, referred to as GAAP.

          The following selected financial data should be read in conjunction with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period. See Notes 2 and 16 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2002	2003	2004	2005	2006

	(In thousands, except earnings per share data)
Consolidated statement of operations data:
Revenues:
Software security	$40,093	$43,521	$50,650	$56,578	$60,556
Enterprise security	9,427	11,204	18,471	25,195	28,482

Total revenues	49,520	54,725	69,121	81,773	89,038
Cost of revenues:
Software security	8,405	7,995	9,541	9,870	9,292
Enterprise security	1,833	1,804	4,240	7,101	10,721

Total cost of revenues	10,238	9,799	13,781	16,971	20,013

Gross profit	39,282	44,926	55,340	64,802	69,025
Operating expenses:
Research and development	12,245	12,759	12,028	12,131	14,336
Selling and marketing	21,990	22,012	24,677	26,952	28,703
General and administrative	7,247	7,745	8,805	11,169	12,780
Settlement charge	—	—	—	2,000	—

Total operating expenses	41,482	42,516	45,510	52,252	55,819

Operating income (loss)	(2,200)	2,410	9,830	12,550	13,206

Financial income, net	491	480	53	1,038	3,240
Other income (expenses), net	(932)	(5)	(138)	14	284

Income (loss) before taxes on income	(2,641)	2,885	9,745	13,602	16,730

Taxes on income	2,738	49	957	1,246	2,699

Income (loss) before equity in losses of an affiliate	(5,379)	2,836	8,788	12,356	14,031
Equity in losses of an affiliate	(1,257)	(100)	—	—	—

Net income (loss)	$(6,636)	$2,736	$8,788	$12,356	$14,031

Earnings (loss) per share:
Basic	$(0.59)	$0.24	$0.74	$0.89	$0.96
Diluted	(0.59)	$0.23	$0.68	$0.85	$0.93

Weighted average number of shares used in computing earnings (loss) per share:
Basic	11,253	11,287	11,940	13,899	14,596
Diluted	11,253	11,950	13,000	14,580	15,078

	December 31,
	2002	2003	2004	2005	2006

	(In thousands)
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$15,095	$19,516	$25,911	$77,241	$90,881
Working capital	22,664	26,625	34,111	84,974	99,801
Total assets	48,539	55,468	70,894	125,878	148,044
Total liabilities	12,212	14,512	17,457	21,141	25,395
Share capital and additional paid-in capital	36,184	36,184	39,735	78,998	82,483
Shareholders’ equity	36,327	40,956	53,437	104,737	122,649

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

          We face intense competition in each of the segments in which we operate. In the hardware-based software licensing authentication token, or SLAT, market, our software digital rights management, or DRM, solutions compete with products sold by SafeNet Inc. Our competitors in the authentication market are RSA Security Inc., which holds a dominant position in the one-time passwords, or OTP market, and SafeNet, which manufactures a USB-based authentication product. We also compete with smart card manufacturers. Our primary competitor in the content security market for gateway solutions is Trend Micro Inc., which holds a dominant market position. In addition, the overall content security market is characterized by a number of large companies, such as Symantec Corporation, McAfee, Inc. and Trend Micro, which in 2006 together accounted for over 60% of global revenues in this market as well as a large number of smaller companies. While a substantial part of the products marketed by these companies provide primarily desktop or network solutions and not the gateway solution offered by eSafe, we face competition from some gateway solutions provided by these companies. In addition, some vendors of firewalls offering gateway security products, compete with our eSafe product. Many of our current and potential competitors have significantly greater name recognition, larger customer bases and greater financial, technical, manufacturing, marketing and other resources than we do. Our results of operations will be adversely affected if our competitors succeed in marketing products with superior performance or at lower prices than our products.

We derive a substantial portion of our revenues and all of our profits from our software DRM segment. Our results of operations would be materially adversely affected if sales of our software DRM products were to decline.

          We currently derive a substantial portion of our revenues and all of our profits from our software DRM segment, consisting entirely of sales of our HASP line of products. We expect to continue to derive a substantial portion of our revenues and profits from this segment for the foreseeable future. Since our software DRM products target the software industry, sales reflect trends in the software business cycle. Demand for our software DRM products is driven, to some extent, by end-user demand for software applications. If software vendors experience deteriorating sales due to an economic downturn, demand for our software DRM products could decline. This would have a material adverse effect on our results of operations.

Sales of our products at low gross margins may adversely affect our results of operations.

          In order to penetrate emerging markets, from time to time we conclude transactions at low gross margins. In 2006, gross margin from enterprise security decreased to 62.4%, compared to 71.8% in 2005. The decrease in gross margin from enterprise security was mainly attributable to several transactions made in the Asia-Pacific region that were conducted at low gross margins in order to increase our market share in the region. If we continue to enter into transactions at low gross margins, our results of operations could be adversely affected.

We rely on sole source suppliers for a number of key components of our products and if we need to seek alternate suppliers our results of operations could be adversely affected.

          We purchase certain key components for each of our hardware-based products from sole source suppliers. In particular, we obtain from sole source suppliers the application specific integrated circuits and microcontrollers included in our HASP products, and the microcontroller and the smart card, including its operating system, for our eToken products. In addition, we license the anti-spam and web filtering functions incorporated in eSafe and receive services related to these functions from a third party pursuant to a license agreement that expires on December 31, 2007 but automatically renews for unlimited successive one-year periods subject to either party’s request to terminate at the end of each year. We would need to seek an alternative licensor and service provider for these functions if this third party ceases to provide these services or decides not to extend the license. If any of our suppliers become unable to or refuses to manufacture these components or if we experience delays in delivery of, or shortages in, these components, which has happened from time to time, it could interrupt and delay the manufacture of our products. In the event of a disruption in supply, we cannot assure you that our inventory would be sufficient to enable us to continue manufacturing during the time that it would take to modify the design and integrate substitute components. Any such disruption could adversely affect our results of operations.

Changing preferences and new industry initiatives may render our products obsolete.

          We cannot assure you that software publishers will continue to prefer to protect their software through hardware-based solutions over software-based solutions. A change in preference towards software-based solutions could materially adversely affect the sales of our HASP HL token-based products, which currently represent approximately 68% of our total revenues.

          An emerging trend in the software industry is providing Software as a Service (SaaS). This concept is based on hosting the software application in a server and providing its functionality as a centralized service, combined with a strong underlying business model and connectivity to the customer’s back-office. SaaS does not sell software the traditional way, by burning software onto CD’s for sale. Consequently, SaaS does not require piracy protection and licensing the way traditional software products do. It requires instead strong protection of the server against intruders, and higher level of authentication of the user. These protections are not provided by our existing software DRM solutions. We cannot guarantee that we will be able to modify HASP HL to meet the needs of SaaS. If SaaS becomes a significant trend in the software industry it may adversely affect our results of operations.

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

          Software developers have started to add security features to new versions of their software that are designed to limit intrusions by unauthorized users or viruses and spyware via the Internet. Microsoft has announced an anti-virus service geared towards consumers as well as a new strategy for anti-virus protection for businesses. In addition the new version of Windows (Vista) has many security features that are designed to minimize penetration of malicious code. Stronger security in future Microsoft platforms may significantly minimize the vulnerabilities through which virus and vandal penetration is possible. This, in turn, might lower the need to implement anti-virus and content security solutions such as eSafe. As the incorporation of such features in future versions of operating systems and software make these systems less susceptible to outside penetration, our eSafe product may be rendered obsolete or unmarketable.

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

          A key element of our growth strategy is increasing sales of our eToken product line worldwide, which currently represents a small portion of our revenues. Much of this growth will depend on widespread market acceptance of USB-based authentication devices over competing authentication technologies, such as OTP and smart cards. We cannot assure you that the market will continue to accept our eToken products as superior to these existing technologies. If this market does not grow as projected, or if our marketing and selling efforts do not succeed, and eToken adoption rates are lower than we project, we may not achieve our growth targets, and our results of operations may be adversely affected.

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

          In the past, we have been subject to claims that resulted in us paying amounts in settlements or obtaining licenses to use intellectual property rights as a result of third-party claims against us. In 2004, we were named as defendant in a U.S. patent infringement complaint alleging that certain of our products infringed a now-expired patent. In 2005, we reached a settlement with respect to this claim. In addition, from time to time, we have received notices from third parties offering to license to us certain aspects of their technology. Any infringement or other intellectual property claims, with or without merit, which are brought against us could be time consuming and expensive to litigate or settle and could divert management’s attention from our business.

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

          We also have a number of patents and certain patent applications pending. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or, that if patents are issued, the patents will be issued in a form that is advantageous to us. In the event that these or any other patent applications are published but not issued, they will become publicly available and proprietary information will become available to others. In addition, we do not know whether any issued patents will be upheld as valid, proven enforceable against alleged infringers or that they will prevent the development of competitive products.

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

          We market and sell our software DRM products through independent distributors in all of the countries in which we do not have subsidiaries, and we market and sell our eSafe and eToken product lines generally through indirect sales channels, which include independent distributors. In 2006, 40% of our revenues were generated from sales to independent distributors. Under our agreements with independent distributors, each distributor is granted a non-exclusive right in each particular country or region to market our products for an initial term of one year, subject to meeting minimum sales targets. Our success in generating sales in countries or regions where we have engaged independent distributors depends in part on their efforts. We cannot assure you that our distributors will devote sufficient resources to market and support our products effectively or that they will meet minimum sales targets. In the future, we intend to sign additional distribution agreements, which may make us more dependent on our distributors. In addition, if we decide to terminate a relationship with an independent distributor, this could disrupt our relationships with customers served by the terminated distributor.

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

          Although our reporting currency is the U.S. dollar and the majority of our revenues are generated in U.S. dollar, a significant portion of our revenues and expenses in certain locations are denominated in currencies other than the U.S. dollar including, in particular, the euro. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could affect our reported results of operations.

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

          Our content security products do not provide absolute protection against viruses and vandalism. We, together with our customers, continuously face challenges from hackers, who attempt to neutralize the protection that our products provide in order to penetrate and harm our customers’ networks. Failure to provide effective content security solutions could seriously harm our business.

Acquisitions could result in dilution, operating difficulties and other adverse consequences.

          During the last decade, we have completed a number of acquisitions of businesses and product lines. The process of integrating any acquired business into our own business and operations is challenging and may create unforeseen operating difficulties and expenditures. The areas in which we may face difficulties include:

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

          Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, known as the RoHS Directive, became effective on July 1, 2006 and requires that certain of our products be modified to meet this regulation. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The WEEE Directive became effective on August 13, 2005. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Because the EU member states have not fully implemented the WEEE Directive, the nature and extent of the costs to comply and fees or penalties associated with noncompliance are unknown at this time. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take additional reserves for costs associated with compliance with these regulations.

Risks Related to Our Ordinary Shares

The market prices of our ordinary shares have been and may continue to be volatile.

          Our ordinary shares have been subject to and will continue to be subject to a great deal of volatility. For example, during 2006, the price of our ordinary shares on The Nasdaq Global Market fluctuated between $13.72 and $23.57 per share. We cannot predict the fluctuations in the market price of our ordinary shares. The broader market for technology stocks and, in particular, those of companies based in Israel has also been subject to significant price fluctuations. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. Such volatility in relation to our ordinary shares may also affect our ability to raise additional equity financing in the future.

Our chairman and chief executive officer, Jacob (Yanki) Margalit, and our director, Dany Margalit, have significant influence over matters requiring shareholder and board approval.

          Our chairman and chief executive officer, Jacob (Yanki) Margalit, and our director, Dany Margalit, collectively own or control 18.34% of our outstanding ordinary shares. Messrs. Margalit are brothers, and both sit on our board of directors which comprises a total of five members. Accordingly, they have significant influence over the outcome of corporate actions requiring director or shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders.

Our ordinary shares are traded on more than one market and this may result in price variations and volatility.

          Our ordinary shares are traded on The Nasdaq Global Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (dollars on The Nasdaq Global Market and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. In addition, due to the smaller size of the local capital markets, we may receive more media coverage in Israel and Israeli investors may react to this coverage more quickly than investors elsewhere. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our results of operations are inherently difficult to project and we may fail to meet our guidance or analysts’ projections, which may adversely affect our share price.

          We deliver our products promptly following the receipt of customer orders and, therefore, we do not have a significant backlog. In addition, a large proportion of our sales are concentrated at the end of each quarter. These factors make it difficult to project our quarterly and annual results of operations. At the beginning of 2007, we released financial guidance to the public with respect to the forthcoming year. We intend to continue to release to the public at the beginning of each year an annual financial guidance. Should our actual results of operations fall short of our guidance or analysts’ estimates, the price of our ordinary shares may decline.

Risks Related to Our Operations in Israel

Security, political and economic instability in Israel may harm our business.

          Our corporate headquarters, manufacturing facilities and principal research and development facilities are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect our operations. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. During July and August 2006, major hostilities have broken out between Israel and both Palestinian factions in Gaza and Hezbollah in Lebanon, leading to an escalation of the conflict in the area. Major towns and settlements in northern Israel, including Haifa, Naharia, Safed and Karmiel were under attacks from Hezbollah missiles. Such conflicts, as well as the internal military conflicts between the Hamas and Fatah in the Gaza Strip and some parts of the West Bank, may affect Israel’s security, foreign relations and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. For example, as many of our male employees in Israel are obligated to perform annual military reserve duty typically until 45 years of age and in some cases up to 54 years of age, any major escalation in hostilities in the region could result in a portion of our employees being required to perform military duty for an extended period of time.

          In 2005, Israel experienced unionized general strikes in connection with economic reforms being passed into legislation. In addition, during July and August 2006, Haifa Port was closed as a result of the escalation of the military conflict in northern Israel. Due to the fact that our products are manufactured in Israel and, for the most part, sold to customers outside of Israel, a prolonged general strike or a disruption of any of the Israeli ports for an extended period of time, would affect our ability to deliver our products to our non-Israeli customers. We cannot guarantee that a prolonged general strike in Israel or a disruption of any of the Israeli ports as a result of a military conflict, would not have a material adverse effect on our business, results of operations and financial condition.

We receive tax benefits that may be reduced or eliminated in the future.

          Several of our expansion programs in Israel have been granted approved and privileged enterprise status. We are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. We cannot assure you that the tax benefits that our current approved and privileged enterprise programs receive will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase.

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

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

          Under the current rules of the Securities and Exchange Commission, or the SEC, we are required to comply with the management assessment of internal controls over financial reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2006 and with the auditor attestation requirement of Section 404 for our fiscal year ending December 31, 2007. We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management assessment and auditor attestation requirements of Section 404. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. We will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or by Nasdaq. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our share price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may not have access to the capital markets, and our share price may be adversely affected.

Item 4.	INFORMATION ON THE COMPANY

A.                    History and Development of the Company

          Our legal and commercial name is Aladdin Knowledge Systems Ltd. We were incorporated in Israel in 1985. Our principal executive offices are located at 35 Efal Street, Kiryat Arye, Petach Tikva, Israel 49511, and our telephone number is 972-3-978-1222. Our agent in the United States is Aladdin Knowledge Systems Inc., 601 Campus Dr. Ste C-1, Arlington Heights, Illinois 60004, its telephone number is 1-847-818-3800. Our Internet address is: http://www.Aladdin.com. Information on our web site is not incorporated by reference in this annual report.

Capital Expenditures

          During the past three years, our capital expenditures amounted to approximately $2.7 million. Our capital expenditure program primarily included investment in IT systems, equipment for research and development and testing purposes as well as general computer software and hardware. We continue to make capital investments of a similar nature in our Israeli facilities and also in connection with our production activities.

B.                    Business Overview

          We are a global provider of security solutions that reduce software theft, strongly authenticate network users and protect against unwanted Internet and e-mail-borne content, including spam and viruses. We have experienced significant growth since our founding in 1985. Our products are organized into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM solutions allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks and applications (authentication) and what content their users can utilize (content security).

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

          Within the software DRM market, we provide solutions primarily to the hardware-based software licensing authentication token, or SLAT, market, which is the largest segment of the software DRM market. We launched our new generation of HASP, HASP SRM, in March 2007. HASP SRM combines software-based software DRM solution together with hardware-based solution in a single platform. We anticipate that HASP SRM will increase our global presence in the software-based software DRM field. We have grown our customer base through a history of innovation in the security market and have a broad portfolio of intellectual property, including a number of patents and patent applications pending.

Industry Background

          With global software piracy, malicious code attacks and unauthorized network access presenting ever-greater threats, the need for reliable digital security solutions has never been greater. To combat increasing software piracy, software publishers are seeking DRM solutions to protect their intellectual property. Software DRM solutions reduce software piracy by using either hardware or software-based software protection solutions. To avoid malicious code attacks and unauthorized network access, and to enhance enterprise security, organizations are seeking authentication and content security solutions. Authentication solutions positively identify users (internally as well as from outside the enterprise) before granting access to critical applications and resources. Content security solutions protect networks against viruses, worms, spam and other Internet and e-mail-borne unwanted content.

Software DRM Overview

          The advancement of digital technologies makes it possible to produce an essentially perfect copy of any digital asset with minimal effort. Piracy affects all forms of digital content, such as music, movies, text and software. With the advent of the personal computer, software piracy first became an issue in the 1980s. Development of the Internet in the 1990s virtually eliminated the need for a physical medium to perform illegal transfers of digital assets. According to a May 2006 study by the Business Software Alliance and IDC, software developers lost $34 billion of potential revenue in 2004 due to software piracy, and in some countries approximately 90% of all software in use is pirated. Software piracy impacts software publishers by preventing them from realizing all of the licensing revenue from the use of their software products. Software piracy can occur in many forms, including end-users making unauthorized copies and distributing them to friends or co-workers, retailers selling illegal copies, computer dealers loading illegal copies onto their customer’s hardware, commercial counterfeiters offering illegal copies for sale and enterprises exceeding the number of users or scope of use authorized by license agreements.

          Software DRM can be implemented either through a hardware device or a software solution. The hardware device is a hardware “key” that connects either to the USB or parallel port of a computer and “unlocks” software residing on that computer. IDC refers to this market as the software licensing authentication token, or SLAT, market and projects that this market will grow from $140 million in 2005 to $166 million in 2009. Software-based solutions allow software publishers to control end-use without distributing a hardware device. Software DRM solutions also include licensing and distribution capabilities.

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

          Authentication solutions range from simple single-factor systems that rely only on something the user knows, like a password, to strong or two-factor systems that rely on multiple factors such as something the user has, like a token, as well as something the user knows (like a password). Strong authentication systems include, among others, OTP tokens, smart cards and USB tokens. OTP tokens allow users to authenticate themselves to backend servers by manually entering a randomly generated, one-time password. Smart cards are authentication cards that connect to a personal computer through special readers. USB tokens are devices that connect to any computer USB port and have embedded software to automatically perform user authentication functions. According to IDC, USB tokens represent a high level of security and user acceptance.

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

•

Regulatory compliance. A growing number of guidelines and regulations, such as the Sarbanes-Oxley Act (SOX), Health Insurance Portability and Accountability Act (HIPAA), the Federal Financial Institutions Examination Council’s (FFIEC) Authentication Guidance, Basel II, and more, hold organizations responsible for the integrity of their business data and for the protection of personal information that has been entrusted to them. Enterprises worldwide are feeling increasing pressure to comply to these guidelines and many allocate a key portion of their IT security spending for this purpose. Enterprises are adopting strong authentication to enhance compliance by enabling secure user access and providing an attestable method for protecting internal data and networks.

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

          The evolution of computing, organizational growth, content type and electronic communication has resulted in increasing challenges for today’s content security solutions. Enterprises often have some form of information technology, or IT, security; however, most installed solutions cannot adapt to the creativity and volume of continuing threats and increasing regulatory requirements. Organizations demand solutions that can operate within heterogeneous environments, are able to scale to meet increasing content volume demands that lower management costs and enable safe electronic communication.

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

•

Information and identity theft. The widespread use of the Internet for e-commerce and e-business has resulted in rapid growth in the number of information and identity theft cases. This, in turn, is causing a steadily growing awareness of the need for stronger information security. Millions of people around the world who use the Internet receive phishing emails, and online shoppers lose money as a direct result of phishing. Phishing is the act of sending an email to a user falsely claiming to be from an established, legitimate enterprise, in an attempt to lure them into spoofed sites often of those known brands. On those sites, users are mislead into surrendering private information that will be used for fraud and identity theft, or infected with spying Trojans, password stealers and other malicious code.

•

Increasing regulation. Regulations such as the Gramm-Leach-Bailey Act, HIPAA and SOX, each require enhanced protection of sensitive personal and corporate data, thereby forcing organizations to take additional measures to protect their networks.

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

•	Reliability. We believe our hardware keys are reliable even while operating in diverse environments. Our product return rate in 2006, like in preceding years, was negligible.

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

Our Strategy

          Our objective is to be the leading provider of security solutions to protect digital assets and enable secured e-business. To achieve this objective, we are pursuing the following strategies:

Extend our technology and introduce new products

          We intend to leverage our technology, product strengths and expertise to further expand our core product functionality and continue to develop complementary solutions. We will continue to invest in research and development and expect to announce several new product and technology offerings during 2007. Current initiatives include the following:

•

expanding our eToken line of products, including an innovative biometric solution, a Java card based token and smart card and a new eToken OTP only based device (eToken Pass) for the enterprise market;

•	introducing a new innovative and powerful architecture for Token management system (TMS) and eToken security applications;

•	completion during 2007 of the certification process of the eToken devices according to the Common Criteria and FIPS 140-2 level 2&3 certifications; and

•	enhancing our offerings to the service providers market.

Provide customer focus to leverage our existing customer base

          We believe our dedication to customer service has fostered significant loyalty within our customer base and that a significant portion of our revenues in 2006 were from repeat customers. In the software DRM field, repeat customers accounted for more than 95% of our sales. In addition, we believe that our established enterprise security customer base represents a significant opportunity to cross-sell our other enterprise solutions.

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

•

HASP SRM launched in March 2007, is a new generation of HASP that combines hardware-based and software-based technologies into a single platform, giving customers the flexibility of mixing and matching protection strategies across their product lines and target markets.

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

•

eToken devices, including the eToken NG-OTP, a hybrid token incorporating smart card technology with one-time password functionality for authentication in detached mode, eToken PRO, a two-factor authenticator that employs a readerless smart card and is primarily used for secure network access and digital signing, and eToken NG-FLASH that offers the same functionality as eToken PRO, with the addition of flash memory for mobile data storage. All eToken devices can integrate with proximity technology for secure physical access.

•

eToken security applications, including software enabling certificate based and one-time-password based strong authentication, and password management applications enabling secure storage and management of user authentication credentials on-board the token.

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

          eSafe. eSafe is a gateway-based, integrated content security solution that proactively protects networks against viruses, worms, spyware, spam and non-productive Internet-borne content. eSafe includes antivirus, anti-spam, anti-spyware, web filtering and protection against unauthorized peer-to-peer (P2P) traffic. eSafe’s ability to block known and unknown viruses and other threats is designed to protect critical information and reduce network and user downtime. Our solutions are targeted at the enterprise and the service providers market.

          eSafe incorporates our NitroInspection technology. NitroInspection allows fast response times and has built-in fail-over and load-balancing capabilities to enable a high volume of traffic as well as redundancy and high availability of services in case of failures.

Sales and Marketing

Sales

          We sell our software DRM products primarily to software developers and distributors. None of our customers accounted for more than 10% of our total revenues in 2004, 2005 or 2006.

          We market and sell our software DRM solutions directly through our head office in Israel and through our international subsidiaries, including in the United States, the United Kingdom, Germany, France, The Netherlands, Spain, Italy, China and Japan. In addition, we have about 30 distributors covering additional countries not covered by our subsidiaries. In 2006, we recorded revenues of approximately $36.0 million, representing 40%of our total revenues from sales by distributors. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region a non-exclusive right to market our software DRM solutions for an initial term of one year. During this period, the distributor is required to meet minimum sales targets set out in the distribution agreement. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give prior written notice. Each distributor is responsible for preparing and submitting to us for approval a marketing plan for sales in that distributor’s sales territory and for obtaining and maintaining any local regulatory approvals required to sell our software DRM solutions in that territory.

          We market and sell our enterprise security solutions, eSafe and eToken, through indirect channels, which include distributors, value-added resellers and system integrators. In addition to selling our enterprise security solutions through channel distributors, we are pursuing a strategy to establish OEM relationships with large technology vendors. In February 2006, we announced an agreement with RSA Security Inc., according to which RSA Security Inc. releases a new RSA SecurID® authenticator that incorporates the Aladdin eToken USB technology. In addition, our solutions for the service providers market are sold through OEM and direct sales.

          In April 2007, The Consortium for Indian Information Technology Education, referred to as CIITE, selected our eToken authentication solution to secure its vast network of e-Learning resources throughout India. Over the next three years, our eToken will be provided to CIITE’s students wishing to access the CIITE Educational Portal. eToken will secure access to online academic services, including online libraries, video-based learning, and IT-related texts. CIITE’s initiative emphasizes the use of technology among the country’s current and upcoming generations of young professionals.

          In addition to eToken, we have provided CIITE with eSafe content security solution and an authentication course - a comprehensive, academic-level DVD training course detailing authentication and security. This course will be used by students in CIITE-supported institutes and high-level educational organizations. Over the last year, the course was adopted to meet special CIITE requirements.

Marketing

          We conduct a number of marketing activities to support the sale and distribution of our products. These activities are designed to inform existing and potential customers about the capabilities and benefits of our products. These marketing activities include:

•	press releases and press relations management;

•	industry analyst relations programs;

•	direct mail and channel-related campaigns;

•	e-mail sponsorships and campaigns;

•	publication of technical and educational articles in industry journals;

•	participation in industry trade shows;

•	organization of, and participation in, product and technology conferences and seminars;

•	competitive analysis;

•	sales and technical events for channel partners and end users;

•	advertising in trade and industry focused magazines;

•	Internet promotion and advertising;

•	production and broadcast of webinars, blogs, and other new media;

•	development and distribution of literature about our company; and

•	development and ongoing maintenance of our web site, intranet and extranet.

Competition

Software DRM

          Our software DRM solutions compete with hardware-based systems and software-based systems. In the hardware-based software licensing authentication token, or SLAT, market, we compete principally with SafeNet (which about three years ago acquired Rainbow Technologies). We also compete in the SLAT market with a number of smaller vendors including WIBU Systems AG. In the software-based software protection market, we face competition from a larger number of vendors, primarily Macrovision Corporation and SafeNet, which provide software solutions for distribution and licensing.

Enterprise Security

          Authentication. In the strong, or two-factor, authentication market, our eToken product line competes principally with smart cards and traditional strong authentication tokens, including OTP tokens, which are currently the dominant method of strong authentication. In addition, our eToken product line competes with other USB-based authentication systems. One of our competitors in the authentication market is EMC Corporation (formerly RSA Security Inc.) which holds a dominant position in the traditional authentication token market, in addition to VASCO Data Security International, Inc. and ActivIdentity Corp. We have entered into licensing and OEM agreements with RSA Security Inc. Our principal competitor in the USB-based strong authentication market is SafeNet, in addition to Gemplus Incorporated S.A. and Eutron SpA. According to a report of Lazard Capital Markets in November 2006, we accounted for 34% of the global USB hardware authentication market in 2005, while SafeNet accounted for 25% of the market.

          Content security. Our primary competitors in the content security market for gateway solutions are BlueCoat, Fortinet and Trend Micro Inc.  Each of them holds a dominant position in this market. The overall content security market is characterized by a small number of large companies, such as Symantec Corporation, McAfee Inc. and Trend Micro, which together in 2005 accounted for over 75% of global revenues in this market, as well as a large number of smaller companies.

          While a substantial part of the products marketed by these companies are primarily desktop or network server solutions and not the gateway solution that eSafe provides, we may face competition from these companies to the extent that a portion of their product portfolios includes gateway solutions. Vendors of firewalls might decide to extend their offerings to gateway security, and these could compete with our eSafe product. In the field of Internet service providers’ solutions, we currently face a slight competition, but it may intensify in the future.

Intellectual Property

          We have devoted over 20 years to the development of proprietary information security technologies. We have also made certain strategic acquisitions that have enabled us to add significant technologies to our intellectual property portfolio.

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

          We cannot be certain that any patents, or patents that are advantageous to us, will be issued. On January 31, 2005, we announced that RSA Security Inc. has licensed two of our patents relating to our eToken technology. We believe that this license to a market leader in strong, two factor authentication technology supports the strength of our intellectual property portfolio in this segment of our business. We have 26 registered patents and 54 pending applications in the United States. We also had 12 registered patents and 58 pending applications outside of the United States.

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

Environmental Regulation

          Our European activities require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive) became effective on July 1, 2006. This directive provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. Certain of our products must be modified to meet this regulation. Complying with this directive imposes some additional costs and administrative burden on us. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The WEEE Directive became effective on August 13, 2005. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Because the EU member states have not fully implemented the WEEE Directive, the nature and extent of the costs to comply and fees or penalties associated with noncompliance are unknown at this time. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

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

          We purchase both custom and off-the-shelf components from a number of suppliers. Except as described below, the components we purchase can be obtained from more than one supplier, although in some cases lead-time may be required in order to change suppliers. We rely on a number of single source suppliers for the following key components of our hardware-based products:

•	HASP - We obtain each of the application specific integrated circuits and microcontrollers included in HASP from sole source suppliers.

•	eToken - We obtain the microcontroller and the smart card, including its operating system, for our eToken products from sole source suppliers.

•	eSafe - We purchase several models of appliances hardware from a single vendor, on which we install eSafe product and sell the bundled solution to customers.

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

          We license the anti-spam and web filtering functions incorporated in our eSafe product pursuant to a license agreement which is automatically renewed for successive one-year terms, unless a notice of termination is given by either of the parties prior to the renewal. We pay our licensor royalties consisting of a percentage of our revenues from eSafe. In the event that our licensor cancels this license arrangement with us, we will be required to seek an alternate licensor for these functions.

C.               Organizational Structure

          We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below directly or through other subsidiaries, unless otherwise specified in the footnotes below. These subsidiaries are involved in distribution, support for and management of our products:

Name of Subsidiary	Country of Incorporation

Aladdin Knowledge Systems, Inc.	United States (New York)
Aladdin Japan Co. Inc.	Japan
Aladdin Europe Ltd. (formerly Aladdin Western Europe Ltd.)	England and Wales
Aladdin Knowledge Systems India Pvt (1)	India
Aladdin Europe BV (formerly Aladdin Western Europe BV) (2)	The Netherlands
Aladdin Europe S.A.R.L. (formerly Aladdin Western Europe S.A.R.L.)(2)	France
Aladdin Knowledge Systems España S.L. (2)	Spain
Aladdin Europe GmbH (formerly Aladdin Knowledge Systems	Germany
Deutschland GmbH) (2)(3)
Aladdin Knowledge Systems Italy SRL(2)	Italy

(1)

99% of the outstanding share capital of this subsidiary is owned by Aladdin Knowledge Systems Ltd., and the remaining 1% shareholding is owned by our wholly-owned holding company, Hafalad BV, incorporated in The Netherlands.

(2)	Halafad BV, our wholly-owned holding company, wholly owns this subsidiary. This subsidiary is involved in distribution, support and management of our products.

(3)	This subsidiary provides us with research and development services.

We also have a representative office in China.

D.               Property, Plants and Equipment

          In August 2006, we moved our corporate headquarters and principal research and development facilities to our new location at Kiryat Arye industrial area in Petach Tikva, Israel. Our new facilities consist of 49,514 square feet which are leased for 5 years, with an option to extend for an additional 5 years. Our manufacturing facility is located in a 10,521 square foot facility in Kiryat Gat, Israel. We lease this facility pursuant to a lease agreement that expired in December 2006 and negotiations for the extension of the lease are currently ongoing. We also lease an 11,883 square foot facility in Tirat Hacarmel, Israel used for our content security research and development activities, for a term expiring in December 2007.

          Our subsidiaries also lease facilities in France, Germany, Japan, The Netherlands, the United Kingdom, Spain, Italy, China, India and the United States. These facilities are primarily used for sales and marketing functions. We also conduct research and development activities at our facilities near Munich, Germany.

          Our aggregate annual lease expenses in 2006 for our facilities were $2.2 million. We believe that our current facilities together with our new corporate headquarters and principal research and development facility are adequate for our current and foreseeable needs. We believe we will be able to find alternate facilities if we require them or if we are unable to renew our existing leases on reasonable terms or at all.

Item 4A.	UNRESOLVED STAFF COMMENTS

          Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

          We are a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and email-borne content, including spam and viruses. Our products are divided into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM products allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling the access to their networks (authentication) and what content their users can utilize (content security).

          We were established in 1985 with our principal focus on software protection through our HASP product line. In the last decade, we completed five acquisitions of businesses and product lines which broadened our product offering and enhanced our research and development, direct marketing and selling capabilities. We acquired our eSafe product line at the end of 1998. In 1999, we penetrated the enterprise security market by complementing eSafe with our eToken product line. As a result of the additional expenses incurred in this transition, as well as generally adverse economic conditions, we incurred net losses in 2001 and 2002. In 2003 and subsequent interim periods, we returned to profitability. At the beginning of 2004, we constituted our enterprise security segment as a separate reportable segment. In 2006, we generated 68% of our revenues from our software DRM segment and the rest from our enterprise security segment. All of our profits in 2006 were derived from our software DRM products.

Reportable segments

          We have two reportable segments: software security (DRM) and enterprise security. These segments are strategic business units that offer different products to different types of customers and are managed separately because each segment requires different marketing strategies. Increased adoption of our eToken and eSafe products has driven growth of our enterprise security segment although we currently derive all of our profit from the software DRM segment. The following table sets forth information for the periods indicated regarding the percentage of our revenues derived from each of our business segments:

	Year ended December 31,
	2004	2005	2006
Software DRM	73%	69%	68%
Enterprise security	27%	31%	32%

Revenues

          We generate revenues from two main sources: sales of hardware products and software licenses. To date, we have derived the most of our revenues from sales of hardware products, although our software licenses have increased as a percentage of sales over the past four years.

          In 2005 and 2006, part of our revenues was denominated in euros, Japanese Yen and British pounds. When translating these revenues into U.S. dollars for the purposes of preparing our consolidated financial statements, our reported revenues are affected. In our period to period discussion below, we have indicated the effects of currency fluctuations on our revenues in our reported segments. We also refer you to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” below for disclosure of the effect of changes in exchange rates on our overall revenues, gross profit and operating income for the years ended December 31, 2004, 2005 and 2006.

Revenue recognition

          Product revenues. Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date on which products are delivered.

          Software licenses. We enter into perpetual licenses and, in some cases, time-based licenses, with purchasers of eSafe. Time-based licenses are mostly for one or two-year periods with respect to additional functionalities of eSafe, such as anti-spam, web and application filtering. License fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

          We provide maintenance and support services to purchasers of perpetual licenses. When the agreement includes multiple elements, we determine the fair value of the maintenance and support component, which includes the right to periodic updates on when and if available basis, based on the price charged by us for such maintenance and support when provided separately. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement, which is typically one year.

          Time-based licenses include maintenance and support, which include the right to periodic updates when and if available. License fees from time-based licenses, and the maintenance and support component, are recognized on a straight-line basis over the term of the license arrangement.

          Deferred revenues include unearned amounts received from maintenance and support contracts.

          Our deferred revenues as of December 31, 2005 and 2006 were $5.6 million and $6.2 million; respectively. The increase was primarily due to an increase in time-based license revenues.

Revenue trends and drivers

          Customer concentration. We sell our products to a large number of customers. In the past three years, no customer accounted for more than 10% of our revenues.

          Geographic breakdown. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year ended December 31,

	2004	2005	2006
United States	29%	33%	26%
Europe (excluding Germany)	27	26	30
Germany	22	21	22
Japan	13	11	10
Israel	3	4	5
Others	6	5	7

Total	100%	100%	100%

          Repeat customers. We consider the proportion of our revenues from repeat customers to be an important tool in analyzing our business in our software DRM segment. We believe that a significant portion of our revenues in 2006 was from repeat customers.

Cost of revenues and gross profit

          Software DRM. Cost of revenues for our software DRM products consists primarily of the cost of components, manufacturing costs (including costs of subcontractors), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs.

          Enterprise security. Cost of revenues for our eToken products consists primarily of the cost of components, manufacturing costs (including costs of subcontractors), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs. Cost of revenues for eSafe consists primarily of costs associated with the provision of technical support, appliances and royalties payable to third-party licensees.

          Our gross margin is impacted principally by the mix of hardware and software-based solutions that we sell due to the higher cost of revenues associated with hardware-based solutions.

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

          Selling and marketing. Selling and marketing expenses consist primarily of salaries and related expenses, commissions, marketing efforts, as well as travel and an allocation of overhead and facilities costs.

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

          Financial income, net. Financial income, net, consists primarily of interest earned on bank deposits net of bank charges, interest and impairment on our investments in marketable securities, and foreign currency gains or losses.

          Taxes on income. Although Israeli companies were generally subject to income tax at the corporate rate of 31% in 2006, we benefit from Israeli government tax exemption programs that reduce our effective tax rate as described under the caption “—Corporate Tax.”

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

Allowance for doubtful accounts

          We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2006, our allowance for doubtful accounts was $274,000 and our trade receivables were $16.4 million.

Inventories

          Inventories are stated at the lower of cost or market value. Cost is determined by the moving average cost method. We periodically evaluate our quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items. If the future market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the provision is made.

SFAS 123(R)

          On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, referred to as SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, under which we previously accounted for our share based awards granted to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

          SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the terms of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

          We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Under that transition method, compensation cost recognized in 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

          We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          As a result of adopting SFAS 123(R) on January 1, 2006, our income before taxes in 2006, was $2.3 million lower than we had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for 2006, were both $0.15 lower than if we had continued to account for share-based compensation under APB 25.

Taxes on income and deferred tax

          We account for income taxes using the asset and liability method. Deferred tax assets net of valuation allowances, totaled $3.1 million as of December 31, 2006. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by each tax jurisdiction. We believe that sufficient uncertainty exists regarding our ability to realize our deferred tax assets in certain foreign jurisdictions and, accordingly, a valuation allowance has been established against the deferred tax assets in those jurisdictions. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to utilize the remaining deferred tax assets, net of valuation allowances. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination is made. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes generated in different tax jurisdictions, as well as the estimated level of annual pre-tax income. We are also subject to changing tax laws in the multiple jurisdictions in which we operate.

          Tax returns are subject to audit by various taxing authorities. Although we believe that adequate accruals have been made for unsettled issues, additional gains or losses could occur in future years from resolution of outstanding matters. We continue to assess our potential tax liability included in accrued taxes in our financial statements, and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position.

Goodwill

          Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, or SFAS 142, goodwill acquired in a business combination is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of each reporting units with its carrying value. Our reporting units for purposes of the impairment test are our two operating segments, the software security DRM, and enterprise security. Fair value is determined for each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. As of December 31, 2006, we had total goodwill of $7.7 million on our balance sheet. We perform the annual impairment tests during the fourth quarter every year and no impairment losses were identified. In assessing the recoverability of our goodwill, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Intangible Assets

          Intangible assets acquired are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Indefinite-lived intangible assets are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized using the straight-line method over the estimated useful life, as described below.

Impairment of long-lived assets

          Under Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. In 2004, 2005 and 2006, we have not recorded impairment charges for long-lived assets.

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

          During 2006, we invested in Athena Smartcard Solution Ltd. (“Athena”), a Japanese company and an expert in developing smart card systems. The investment in this company, in which we hold 23.5% as of December 31, 2006, is being accounted using the equity method.

Impact of recently issued accounting standards

          In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties”, referred to as FIN 48. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained with the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 has insignificant impact on our consolidated financial statements in the total amount of $ 182,000.

          In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, referred to as SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years whether we will choose to apply SFAS No. 159 “ The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS 159, than the influence of SFAS 157 may be material.

          In February 2007, the FASB issued SFAS 159. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently evaluating the impact that SFAS 159 will have on our consolidated financial statements.

Litigation

          Management sets aside liabilities related to litigation brought against us when it is probable that a loss risk be incurred and the amount of the potential loss can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, our management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of operations.

Results of Operations

          The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2004	2005		2006

Revenues:
Software security	73.3%	69.2.	%	68.0.	%
Enterprise security	26.7	30.8		32.0

Total revenues	100.0	100.0		100.0
Cost of revenues:
Software security	13.8	12.1		10.5
Enterprise security	6.1	8.7		12.0

Total cost of revenues	19.9	20.8		22.5
Gross profit	80.1	79.2		77.5
Operating expenses:
Research and development	17.4	14.8		16.1
Selling and marketing	35.7	33.0		32.2
General and administrative	12.7	13.7		14.4
One-time lawsuit charge	—	2.4		—

Total operating expenses	65.8	63.9		62.7

Operating income	14.3	15.3		14.8
Financial income, net	0.1	1.3		3.7
Other income (expenses), net	(0.2)	0.0		0.3

Income before taxes on income	14.2	16.6		18.8
Taxes on income	1.4	1.5		3.0

Net income	12.8%	15.1%		15.8%

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

          Total revenues increased by 8.9% to $89.0 million in 2006 from $81.8 million in 2005.

          Software DRM. Revenues from software DRM increased by 7.0% to $60.6 million in 2006 from $56.6 million in 2005. This increase was attributable to increased HASP sales in our international markets, mainly in Europe and APAC.

          Enterprise security. Revenues from enterprise security increased by 13.0% to $28.5 million in 2006 from $25.2 million in 2005. This increase was attributable to a 16.3% increase in eToken sales mainly in Europe, APAC and the Middle east and a 9.0% increase in eSafe sales, mainly in Europe, the Middle East and South America.

Cost of revenues

          Total cost of revenues increased by 17.9% to $20.0 million in 2006 from $17.0 million in 2005.

          Software DRM. Cost of revenues for software DRM decreased by 5.9% to $9.3 million in 2006 from $9.9 million in 2005. This decrease was primarily attributable to a decrease in subcontracting and overhead costs, due to our increased manufacturing efficiency resulting from our accumulated experience with our products. Gross margin from software DRM products increased to 84.7% in 2006 compared to 82.5% in 2005.

          Enterprise security. Cost of revenues for enterprise security increased by 51.0% to $10.7 million in 2006 from $7.1 million in 2005. This increase was attributable to the increase in sales of our enterprise security products. Gross margin from enterprise security decreased to 62.4% in 2006 compared to 71.8% in 2005. This decrease was mainly attributable to several deals we had in the Asia-Pacific region that were conducted at a low gross margin in order to penetrate this market. In addition, in 2005, we received a certain payment for licensing fees from one of our customers with respect of which we had no cost of revenues. We have not received any similar payment in 2006.

          Gross profit increased by 6.5% to $69.0 million in 2006 from $64.8 million in 2005. Our gross margin decreased to 77.5% in 2006 from 79.2% in 2005.

Research and development

          Research and development expenses increased by 18.2% to $14.3 million in 2006 compared to $12.1 million in 2005, representing 16.1% of revenues in 2006 compared to 14.8% in 2005. This increase was primarily attributable to a significant increase in the eToken research and development activity and to an increase of $666,000 of stock based compensation expenses as a result of adopting SFAS 123(R).

Selling and marketing

          Selling and marketing expenses increased by 6.5% to $28.7 million in 2006 from $27.0 million in 2005. This increase was mainly attributable to the increase of $717,000 of stock based compensation expenses as a result of adopting SFAS 123(R). As a percentage of revenues, selling and marketing expenses were stable at 32.2% in 2006 compared to 33.0% in 2005.

General and administrative

          General and administrative expenses increased by 14.4% to $12.8 million in 2006 from $11.2 million in 2005. This increase was primarily attributable to an increase in compensation expenses mainly $845,000 of stock based compensation expenses as a result of adopting SFAS 123(R). As a percentage of revenues, general and administrative expenses increased to 14.4% in 2006 from 13.7% in 2005.

          Operating expenses in 2005 included a $2.0 million one-time charge to settle a patent lawsuit representing 2.4% of revenues.

Financial income, net

          Financial income, net, in 2006 was $3.2 million compared to financial income, net, of $1.0 million in 2005. This increase was primarily attributable to interest income earned on the proceeds from our secondary offering consummated in 2005, net of losses resulting from currency fluctuations.

Taxes on income

          Taxes on income were $2.7 million in 2006 compared to $1.2 million in 2005. In 2006, taxes on income in the amount of $2.8 million were partially offset by an increase in the deferred tax asset of $124,000 related to certain foreign net operating losses carried forward and other timing differences.

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

          Enterprise security. Revenues from enterprise security increased by 36.4% to $25.2 million in 2005 from $18.5 million in 2004. This increase was mainly attributable to an 85.6%, or $6.5 million, increase in eToken sales. This increase is also attributable to income from the patent license agreement with RSA Security.

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

          Operating expenses in 2005 also included a $2.0 million one-time charge to settle a patent lawsuit consisting 2.4% of revenues.

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

Liquidity and Capital Resources

          Our primary sources of liquidity are our cash, cash equivalents and marketable securities and our cash flow from operations. In 2005, we also had proceeds from our secondary offering completed on March 30, 2005. This underwritten public offering of 2,000,000 ordinary shares resulted in net proceeds to us of $38.8 million after deducting the underwriting discount and offering expenses. As of December 31, 2006, we had cash, cash equivalents and marketable securities aggregating $90.9 million.

          On April 1, 2007, our board of directors authorized the use of our available cash for the repurchase of Aladdin’s ordinary shares. According to the terms of the buy-back program approved by the board, we are authorized to repurchase Aladdin’s ordinary shares utilizing up to $10 million or to repurchase such number of ordinary shares not to exceed 500,000 shares. On June 11, 2007, our board of directors increased the extent of the buy-back program by an additional $10 million. The combined total authorization now stands at $20 million. As of June 20, 2007, we repurchased 464,973 shares utilizing approximately $10 million.

          Under the buy-back program, we are authorized to repurchase Aladdin’s shares, from time to time, in the open market, based on market conditions, share price and other factors. Purchases are made in compliance with the applicable provisions of Section 302 of the Israeli Companies Law, 1999, the applicable provisions of Rule 10b-18 of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and Regulation M promulgated under the Exchange Act. In accordance with the Israeli law, shares purchased by us under the buy-back program do not confer upon us any voting rights (although they entitle Aladdin to participation rights upon distribution).

          Our operating activities provided cash in the amount of $18.9 million in 2006 and $14.6 million in 2005. The major contributing factors were higher net income excluding stock based compensation expenses, offset by an increase in accounts receivable, mainly attributed to the increase in revenues. Our operating activities provided cash in the amount of $14.6 million in 2005 compared to $8.8 million in 2004. In 2005, our cash generated from operating activities was impacted by higher net income, an increase in other current liabilities, trade payables and deferred revenues, which was partially offset by an increase in trade receivables and inventory. The increase in other current liabilities was mainly attributable to an increase in our current tax liability. The increase in deferred revenues, trade receivables and inventory was primarily due to the increase in our revenues in 2005 compared to 2004.

          Our investing activities used cash in the amount of $8.5 million in 2006, mainly consisting of investments in available-for-sale marketable securities less proceeds in the amount of $2.1 million, investment in other assets in the amount of $2.5 million and the purchase of property and equipment in the amount of $4.6 million, offset by proceeds from return on investment of other companies, net of investment in other companies, in the amount of $0.6 million. Our investing activities used cash in the amount of $42.7 million in 2005 mainly consisting of an investment in available-for-sale marketable securities in the amount of $40.5 million and the purchase of property and equipment in the amount of $2.3 million. Our investing activities used cash in the amount of $13.6 million in 2004, mainly due to the acquisition of our former distributor, Aladdin Knowledge España S.L., in the amount of $1.8 million (net of cash on hand), an investment in Tamir Fishman Ventures II LLC in the amount of $1.3 million, an investment in IDesia Ltd. in the amount of $1.1 million, an investment in available-for-sale marketable securities in the amount of $7.0 million, the purchase of property and equipment in the amount of $1.2 million and the purchase of intangible assets in the amount of $1.2 million.

          Our financing activities provided cash in the amount of $0.8 million in 2006 resulting from proceeds from exercises of stock options by employees. In 2005 and 2004, our financing activities provided cash in the amount of $39.3 million and $3.6 million, respectively, resulting mainly from proceeds from issuance of shares in 2005 and proceeds from the exercise of stock options by employees in 2004.

          We had working capital of $100.0 million as of December 31, 2006, $85.0 million as of December 31, 2005 and $34.1 million as of December 31, 2004.

          The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

	Payment due by period
Contractual obligations	Total	Less than 1 year	2 years	3 years	4 years	After 4 years

	(in thousands)
Operating leases (1)	$9,539	$3,166	$2,378	$1,825	$1,257	$913
Purchase obligations (2)	1,836	1,836	—	—	—	—
Other long-term commitments (3)	428	428	—	—	—	—

Total contractual obligations	$11,803	$5,430	$2,378	$1,825	$1,257	$913

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of purchase orders for components for our products. In some cases, we are entitled to terminate our commitment upon agreed advance notice, which is subject to a penalty.

(3)

In 2000, we signed an agreement with Tamir Fishman Ventures Management II Ltd. and Tamir Fishman Ventures II LLC pursuant to which we committed to invest up to $8.5 million (of which $8.1 million had been invested by December 31, 2006) in Tamir Fishman Ventures II LLC at their request. We based our assumption of the timing of future investments based on our past experience, since we cannot foresee when the demands will be placed.

         The table does not include our obligation accrued severance pay under Israel’s Severance Pay Law, 1963, which as of December 31, 2006 was $3.4 million, of which $2.7 million was funded through deposits into severance pay funds, leaving a net obligation of $700,000.

          We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next twelve months.

Investments

          In April 2004, we entered into a convertible loan agreement with IDesia Ltd., an Israeli company engaged in the development of biometric identity recognition technology. Pursuant to the agreement, we invested an aggregate amount of $1.1 million in IDesia Ltd. In addition, we incurred expenses in the amount of $50,000 in connection with this investment. This investment consisted of a $550,000 convertible loan, which was automatically converted into series A preferred shares of IDesia Ltd. upon the achievement of certain agreed upon milestones. Concurrently with the conversion of the loan, we invested the remaining $500,000 by purchasing additional series A preferred shares of IDesia Ltd.

          In October 2005, we signed an agreement titled “License and OEM Agreement” with IDesia Ltd. Under this agreement, IDesia Ltd. will develop, manufacture, provide and license to us certain chip-sets for the implementation of biometric technology as specified in the agreement. According to the agreement, we made to IDesia Ltd. an advance payment in the amount of $200,000 in consideration for the committed chip-sets.

          As of December 31, 2006, we invested an aggregate amount of $8.1 million in two investment funds managed by Tamir Fishman Ventures Management II Ltd. We have no control over the operating and financial policies of these funds. In 2002, we recorded an impairment charge of $1.0 million related to these investments.

          In 2005 and 2006, as a result of exit transactions of portfolio companies of Tamir Fishman, we received cash distributions of $910,000 and $1.7 million, respectively. The proceeds received from these cash distributions were recorded as a return of investment.

          In November 2006, we entered into an agreement with K.K. Athena Smartcard Solutions Ltd., a Japanese company, referred to as Athena, whereby we were granted an option allowing us to invest up to $745,000 in Athena at any time until June 30, 2007, in consideration for the issuance of shares of Athena. The option was exercised in three installments of $248,000 each, in November 2006, January 2007 and April 2007.

          We had invested in Athena previously but Athena has incurred losses over the years and we reduced our investments and loans in Athena to zero in 2004. Following a reconsideration of our management, we decided to reinvest in Athena as described above.

Corporate Tax

          Israeli companies are generally subject to income tax at the declining corporate rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. We benefit from Israeli government tax exemption programs that reduce our effective tax rate. We currently have several effective expansion programs that have been granted approved enterprise status. Therefore, we are eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs was exempt from income tax during the first two years in which these investment programs produced taxable income and are currently subject to a reduced tax rate of zero and 10% to 25% (depending on the specific program) for the remaining eight years of the programs. In order to enjoy these benefits, we have determined not to declare dividends or otherwise distribute earnings out of tax exempt income. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties accrued thereon. Since our taxable income is derived from more than one approved enterprise program and since part of our taxable income is not derived from an approved enterprise (including taxable income of our subsidiaries), our effective tax rate is a weighted average rate based on the various applicable rate and tax exemptions.

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

          As of December 31, 2006, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $26.9 million, the majority of which related to our United States and German subsidiaries. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

          Our executive officers and directors, their ages and positions, as of the date of this report are as follows:

Name	Age	Position
Jacob (Yanki) Margalit	44	Chairman of the Board and Chief Executive Officer
Aviram Shemer	37	Chief Financial Officer
Elinor Nissensohn	33	Vice President, Global Sales and Marketing
David Assia(1)	55	Director
Menahem Gutterman(1)(2)	67	Director
Orna Berry(1)(2)	57	Director
Dany Margalit	40	Director

(1)	Member of the audit committee and independent director under The Nasdaq Global Market listing requirements.
(2)	Outside director under the Israeli Companies Law.

          Jacob (Yanki) Margalit founded our company in 1985 and has served as our chairman of the board and chief executive officer since 1987. Mr. Margalit served as our chief financial officer from 1987 to 1993 and has served as a director since 1985. Jacob Margalit is the brother of Dany Margalit.

          Aviram Shemer was appointed as our chief financial officer in January 2007. Prior to that, during 2006, Mr. Shemer served as the chief financial officer of PowerDsine Ltd., a developer of power over ethernet (PoE) solutions recently acquired by Microsemi Corporation. In 2006, Mr. Shemer also served as vice president, finance of Alvarion Ltd., a provider of wireless broadband solutions and specialized mobile networks. From 1999 until 2005, Mr. Shemer served at Aladdin in various positions, including serving as vice president, finance in 2005. Mr. Shemer holds a B.A. in accounting and economics and an MBA with a specialization in finance and accounting from the Tel Aviv University.

          Elinor Nissensohn has served as our global vice president of sales and marketing since July 2006. Ms. Nissensohn began working in our company in January 2003 as our business development manager. In July 2004, she was appointed as our customer relations manager and in March 2005, Ms. Nissensohn became vice president of customer relations. Ms. Nissensohn had previously worked for IBM Corp., Bezeq - Israel Telecommunications Company, the leading Israeli phone service provider, and Motorola Semiconductor. Ms. Nissensohn holds an LLB from Tel Aviv University and an MBA from Columbia Business School. Ms. Nissensohn is also admitted to the Israeli Bar.

          David Assia has served as a director since 1993. Mr. Assia is a co-founder of Magic Software Enterprises Ltd., a provider of development and integration technology, and Formula Vision Technologies (F.V.T.) Ltd. (formerly known as Mashov Computers Ltd.), a software holding company. Mr. Assia currently serves as the executive chairman of Magic. From 1983 to 1996, Mr. Assia was the chief executive officer and chairman of Magic. Mr. Assia is also a member of the boards of directors of Radview Software Ltd., a developer of verification software, RRSat Global Communications Network Ltd. a provider of end to end transmission services to the television and radio industries, and the Weizmann Institute of Science. Mr. Assia holds a B.A. in economics and statistics and an M.B.A. from Tel Aviv University.

          Dr. Menahem Gutterman has served as one of our outside directors since 2000. Since January 2005, Dr. Gutterman has been the deputy president for research, development and relations with industry of AFEKA – Tel-Aviv Academic College of Engineering. From 2001 until January 2005, Dr. Gutterman was a senior managing partner of Atid Capital Partners, an American/Israeli venture capital fund. Dr. Gutterman has served as executive vice president and head of the operations information systems division of Israel Discount Bank Ltd. from 1992 until 2001. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in mathematics from The Technion-Israel Institute of Technology.

          Dr. Orna Berry has served as one of our outside directors since 2001. Dr. Berry is a partner in Gemini Israel Funds Ltd. and since 2000 has served as chairperson of Lambda Crosing Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Since January 2005, she has served as chairperson of Adamind Ltd. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000. From 1993 until 1997, Dr. Berry was a co-president of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG. During 1992 and 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California.

          Dany Margalit joined our company in 1987 as research and development manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed executive vice president, research and development and served in this position until 1998. From 1998 until April 2006, Mr. Margalit served as our executive vice president, technologies. As of April 2006, Mr. Margalit serves as an advisor to the Company. Mr. Margalit holds a B.Sc. in mathematics and computer science from Tel Aviv University. Dany Margalit is the brother of Jacob Margalit.

          There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.               Compensation

          For the year ended December 31, 2006, we paid in the aggregate approximately $1.8 million as direct remuneration to our directors and executive officers. This amount includes directors’ fees and expenses, but does not include amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including business travel, professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel.

          The compensation paid to our directors, including to our directors who also serve as executive officers, is subject to our audit committee, board of directors and shareholder approval.

          Outside Directors. We reimburse our outside directors at the maximum amount permitted under the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, which currently include the following amounts:

(i)	an annual cash remuneration of NIS 42,245; and

(ii)	participation fees of NIS 1,625 for every meeting of the board of directors or its committees in which the outside directors participate.

          The abovementioned amounts are linked to the Israeli consumer price index in accordance with the regulations.

          In addition, we granted to each of our outside directors options to purchase 12,000 ordinary shares under the Company’s Worldwide 2003 Share Option Plan, for each three-year term of service. The exercise price per share equals to the closing price of our ordinary shares on The Nasdaq Global Market on the last day of trading prior to the approval of the grant by the shareholders meeting. The options vest in three installments at the end of each of the three years of service, subject to the outside director’s continued service as an outside director at each of these dates.

          Non-employee directors. We reimburse our non-employee directors, which currently include Mr. David Assia and Mr. Dany Margalit, in the same amounts approved for our outside directors. Mr. Margalit is entitled to such compensation as of October 1, 2006.

          Jacob (Yanki) Margalit. Effective October 2002, the annual base salary of Jacob (Yanki) Margalit, our chairman and chief executive officer, is $150,000. In addition, since the first quarter of 2002, Mr. Margalit has received an annual performance-based bonus equivalent to 1.5% of year-to-year increases in our annual revenues. Since the first quarter of 2002, Mr. Margalit also has received a quarterly performance-based bonus equivalent to

3.0% of our quarterly net profits. Under this arrangement, in 2006, Mr. Margalit was entitled to a cash bonus in the amount of $ 530,000. In April 2003, we granted to Mr. Margalit options to purchase 100,000 of our ordinary shares at an exercise price per share of $1.20, representing a discount of $1.47 to the last reported sale price of our ordinary shares on The Nasdaq Global Market on the date of grant. One-third of the options become exercisable on each of the first three anniversaries of the date of grant. Mr. Margalit also uses a company car and is entitled to 25 days of paid vacation per year, as well as other benefits commonly paid by companies in Israel.

          Dany Margalit. Dany Margalit served as our executive vice president, technologies, until April 2006. According to the agreed terms of engagement with Mr. Margalit, Mr. Margalit continued to receive his monthly salary and retain the company car used by him until the termination of his employment relationship with our company (i.e. until September 30, 2006). Mr. Margalit’s base salary in 2006 was $115,000. In December 2003, we granted to Mr. Margalit options to purchase 65,000 of our ordinary shares at an exercise price per share of $8.52 representing the last reported sale price of our ordinary shares on The Nasdaq Global Market on the date of grant. One quarter of the options become exercisable on each of the first four anniversaries of the date of grant. As of April 2006, Mr. Margalit began providing our company with advisory services. In consideration for these services, we pay him a monthly compensation of $6,000 as of October 1, 2006. In addition, we reimburse Mr. Margalit, currently a non-employee director of our company, in the same amounts payable to our outside directors.

C.               Board Practices

Board of directors and executive officers

          Our articles of association provide that we may have up to eight directors, each of whom, except for our outside directors, elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of five directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our outside directors whose terms will expire pursuant to the Israeli Companies Law, 1999, hereinafter referred to as the Companies Law, as described under “—Outside Directors.” Other than Jacob (Yanki) Margalit, our chairman and chief executive officer, and Dany Margalit, a director, none of our directors are our employees or are party to a service contract with us.

          At a general meeting, a simple majority of our shareholders may remove any of our directors from office (other than our outside directors), elect directors in their stead and fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than a vacancy created by an outside director, may be filled by a vote of a majority of the directors then in office (notwithstanding failure to meet the quorum requirement). A director so chosen or appointed will hold office until the next general meeting of our shareholders. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next general meeting of our shareholders.

Outside and independent directors

          Under the Companies Law, companies incorporated under Israeli Law, whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if such person or person’s relative, partner, employer or any entity under such person’s control, has, as of the date of such person’s appointment as an outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

          No person may serve as an outside director if such person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with such person’s ability to serve as an outside director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an outside director, all other directors are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders meeting, provided that either:

(1)	the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders; or

(2)	the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of our outstanding shares.

          Pursuant to the Companies Law, an outside director must have financial and accounting expertise or professional qualifications, provided that at least one outside director will have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law.

          The initial term of an outside director is three years and may be extended for an additional three year term. Under a recent amendment to the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may appoint an outside director for additional three-year terms, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company. Dr. Orna Berry was appointed as an outside director on December 31, 2001 for an initial three-year term and was reappointed for a second three-year term, ending December 31, 2007. Dr. Menahem Gutterman was appointed as an outside director in 2000 for an initial three-year term and was reappointed in December 2003 for a second three-year term. At the general meeting held in December 2006, following a determination by the audit committee and the Board that he should be reappointed for a third term due to his experience and special contributions, Dr. Gutterman was appointed for an additional three-year term, ending on December 31, 2009.

          Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee must include all the outside directors.

          An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director.

          In addition to the requirements of the Israeli law, we comply with The Nasdaq Global Market listing requirements, pursuant to which our board of directors must have at least three independent directors (including all members of our audit committee) as defined in those rules. We believe that each member of our audit committee currently satisfies this requirement.

Qualifications of other directors

          Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to a criterion defined in regulations promulgated under the Companies Law, which became effective in January 2006. According to the Companies Law, the determination of the board will be based, among other things, on the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than two. Dr. Orna Berry and Mr. David Assia qualify as having the required financial and accounting expertise under the Companies Law.

Audit committee

          The board of directors of an Israeli public company must appoint an audit committee comprised of at least three directors, which must include all of the company’s outside directors. The chairman of the board, any controlling shareholder, any relative of a controlling shareholder or any director which is employed or provides services to the company on a regular basis (other than as a board member) may not serve on the audit committee. Under The Nasdaq Global Market listing requirements, we are required to have an audit committee consisting of independent directors who are financially literate and one of whom has accounting or related financial management expertise.

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

Internal auditor

          The board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of its issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s external auditor or its representative may not serve as the company’s internal auditor.

          The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Mr. Doron Ruppin serves as our internal auditor.

Compensation and nominating committees

          Our compensation and nominating committees each consist of our independent directors, Mr. Assia, Dr. Gutterman and Dr. Berry. In accordance with the corporate governance rules of The Nasdaq Global Market, our compensation and nominating committees adopted charters, which set forth each committee’s responsibilities. Pursuant to the charters, the compensation and nominating committees are authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our share option plans. The compensation and nominating committees are also responsible for recommending to the board of directors nominees for board membership. The charters require that the composition of the committees must satisfy The Nasdaq Global Market’s independent director requirements.

D.               Employees

          As of December 31, 2006, we and our subsidiaries had 440 employees of whom 268 were based in Israel, 104 in Europe, 55 in the United States, 11 in Japan and Asia, one in Brazil and one in India.

          The following table sets forth for the last three fiscal years the breakdown of our employees by activity:

	As of December 31,
Activity	2004	2005	2006

Manufacturing	61	58	70
Research and development	153	163	174
Marketing and sales	86	92	111
Administration and management	76	87	85

Total	376	400	440

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

E.               Share Ownership

          All of the persons listed above, under the caption “Directors and Senior Management” who are employed by us, own shares and/or options to purchase ordinary shares. Except as set forth below, none of the named directors or employees owns shares and/or options amounting to 1% or more of our outstanding ordinary shares. As of June 20, 2007, Jacob (Yanki) Margalit beneficially owned 1,758,549 ordinary shares, representing 12.32% of our outstanding share capital, and Dany Margalit owned 859,195 ordinary shares, representing 6.02% of our outstanding share capital. Information regarding our share option plans presented in Note 14(e) to our consolidated financial statements is incorporated herein by reference.

          In January 2007, our board of directors approved an amendment to our Worldwide 2003 Share Option Plan pursuant to which we are authorized to grant to employees restricted share units (in addition to options to purchase shares initially authorized under the plan) in accordance with the terms of the plan. As of June 20, 2007 we have not yet granted to our employees restricted share units under the plan.

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

          We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless indicated otherwise, to our knowledge, the persons and entities named in the table below have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares and options that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is c/o Aladdin Knowledge Systems Ltd., 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel.

          The percentage of shares beneficially owned is based on 14,272,252 ordinary shares outstanding as of June 20, 2007, and excludes 464,973 shares which were purchased under our buy back program and are held by Aladdin. Pursuant to Israeli law, the shares held by Aladdin do not confer upon Aladdin any voting rights (although such shares entitle their holder to participation rights upon distribution). For more information about our buy back program, see below.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares

Juniper Trading Services, Inc.(1)	2,104,700	14.75%
Jacob (Yanki) Margalit (2)	1,858,549	13.02%
Galleon Advisors, L.L.C. (3)	1,641,740	11.50%
BlackRock, Inc. (4)	1,400,072	9.81%
FMR Corp. (5)	1,273,200	8.92%
Tracer Capital Management L.P. (6)	1,120,434	7.85%
Diker Management, L.L.C. (7)	977,265	6.85%
Dany Margalit (8)	924,195	6.48%
All directors and executive officers as a group (8 persons) (9)	2,926,094	20.50%

(1) Based on a Schedule 13D filed on September 29, 2000. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.

(2) Consists of 1,758,549 ordinary shares and options to purchase 100,000 ordinary shares.

(3) Based on a Schedule 13G/A filed on February 15, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Galleon Advisors, LLC, Galleon Management, LLC, Galleon Management, LP, Galleon Captain’s Partners, LP, Galleon Captain’s Offshore, LTD., Galleon Technology Partners II, LP, Galleon Technology Offshore, LTD., Galleon Explorers Partners, LP, Galleon Explorers Offshore Ltd. and Galleon Buccaneer’s Offshore, Ltd. Galleon Management, L.P. is located at 135 East 57th Street, 16th Floor, New York, New York, 10022 and is controlled by Raj Rajaratnam.

(4) Based on a Schedule 13G filed on February 14, 2007. The beneficial ownership indicated above represents the aggregate beneficial ownership of the following subsidiaries of BlackRock, Inc.: BlackRock Advisors LLC, BlackRock Investment Management UK Ltd., BlackRock Capital Management, Inc., BlackRock Investment Management LLC, BlackRock (Channel Islands) Ltd., BlackRock Japan Co. Ltd. and State Street Research & Management Co. BlackRock, Inc. is located at 40 East 52nd Street, New York, NY 10022.

(5) Based on a Schedule 13G filed on February 14, 2007. The beneficial ownership above represents the aggregate beneficial ownership of FMR Corp. and Fidelity International Limited, parent companies of various investment advisors that manage institutional accounts and open-end investment companies. FMR Corp. is located at 82 Devonshire Street, Boston, Massachusetts, and Fidelity International is located at P.O. Box 670, Hamilton, HMCX, Bermuda.

(6) Based on a Schedule 13G filed on February 6, 2007. The beneficial ownership indicated above represents the aggregate beneficial ownership of Tracer Capital Management L.P., Tracer Capital Partners, L.P., Tracer Capital Partners QP, L.P. and Tracer Capital Offshore Fund Ltd. c/o Goldman Sachs (Cayman) Trust Limited. Tracer Capital Management L.P. is located at 540 Madison Avenue, 33rd Floor, New York, New York 10022, and is controlled by Riley McCormack and Matt Hastings.

(7) Based on a Schedule 13G/A filed on February 14, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Diker Management LLC and Diker GP, LLC. Diker Management, LLC is located at 745 Fifth Avenue, Suite 1409, New York, New York 10151, and is controlled by Charles M. Diker and Mark N. Diker.

(8) Consists of 859,195 ordinary shares and options to purchase 65,000 ordinary shares.

(9) Consists of 2,617,744 ordinary shares and options to purchase 308,350 ordinary shares.

          To our knowledge, the only significant change in the percentage of ownership held by any major beneficial shareholders during the past three years has been the change in the ownership by FMR Corp. In the past several months, FMR Corp has decreased its percentage of ownership from 14.7% to its current percentage ownership of 8.7%.

          The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except for the voting rights of Aladdin with respect to the shares held by it as described below.

          As of May 31, 2007, there were a total of 53 holders of record of our outstanding ordinary shares, of which 32 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 82% of our issued and outstanding ordinary shares

B.               Related Party Transactions

Directors Fees

          We pay directors fees in respect of service by our non-employee directors (including outside directors). For more information, see “Item 6.B. Directors, Senior Management and Employees – Compensation.”

Agreements with Directors and Officers

Employment agreements

          We maintain written employment agreements with all of our officers. In addition, we entered into a written agreement with Dany Margalit, a director and advisor of our company. For more information regarding the compensation of our officers, see “Item 6.B. Directors, Senior Management and Employees – Compensation.”

Indemnification and insurance

          We have entered into agreements with each of our officers and directors undertaking to exculpate and indemnify them to the fullest extent permitted by our articles of association. This indemnification is limited to events and amounts determined as foreseeable by the board of directors. In the opinion of the Securities and Exchange Commission, such indemnification of directors and officers for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Our directors and officers are currently covered by a directors and officers’ liability insurance policy. To date, no claims for liability have been submitted under this policy.

          For more information about indemnification and insurance of our directors and officers, see Item 10.B. Memorandum and Articles of Association - Exculpation, insurance and indemnification of directors and officers.”

C.               Interests of Experts and Counsel

          Not applicable.

Item 8.	FINANCIAL INFORMATION

A.               Consolidated Statements and Other Financial Information

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

          We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any material legal proceedings, except as described below.

          We submitted claims in the U.S. District Court for the District of Delaware against a Chinese entity, Feitian Technologies Co. Ltd., and a number of other entities, who, we allege, act as U.S. distributors for Feitian and who, with or through Feitian, import, distribute, sell and offer for sale certain products that we believe infringe two of our U.S. patents. One of the defendants entered into a settlement agreement with us in which it acknowledged the validity and enforceability of the patents, acknowledging that certain products manufactured or distributed by

Feitian infringe those patents, and agreed to cease to import, distribute, sell, or offer to sell in or into the United States any products that infringe these patents. Feitian and several other defendants moved to dismiss the case on the basis that the court did not have jurisdiction over them. The court granted the motion as to certain defendants and dismissed the case against them without prejudice. The court denied the motion as to Feitian and another defendant, RS-Computer. The court allowed us to proceed with the discovery to support our claim that the court has jurisdiction over Feitian and RS-Computer. Upon the completion of the discovery, we filed a supplemental brief with the court concerning the jurisdictional issues. We intend to vigorously pursue our claims whether we remain in the federal court in Delaware or file a lawsuit in another court in the United States. At this stage, we cannot predict the outcome of the proceedings.

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

B.               Significant Changes

          Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2006.

Item 9.	THE OFFER AND LISTING

A.               Offer and Listing Details

          On June 20, 2007, the last reported sale price of our ordinary shares on The Nasdaq Global Market was $20.58 per share. The table below sets forth the high and low closing sales prices of our ordinary shares, as reported by The Nasdaq Global Market during the periods indicated:

	High	Low
Annual
2006	$23.57	$13.72
2005	25.40	15.95
2004	32.12	8.73
2003	10.10	2.25
2002	3.86	0.85

Quarterly
First Quarter 2007	$19.53	$16.83
Fourth Quarter 2006	19.49	16.52
Third Quarter 2006	20.35	13.72
Second Quarter 2006	23.57	19.15
First Quarter 2006	22.49	16.81
Fourth Quarter 2005	21.29	15.95
Third Quarter 2005	22.21	18.45
Second Quarter 2005	24.36	19.91
First Quarter 2005	25.40	19.60

Most Recent Six Months
June 2007 (through June 20, 2007)	$22.78	$20.21
May 2007	22.26	20.52
April 2007	21.47	16.89

	High	Low
Annual
March 2007	17.65	16.84
February 2007	17.98	16.83
January 2007	19.53	17.04
December 2006	18.48	17.16

          The following table sets forth, for the periods indicated, the high and low closing sales prices of our ordinary shares on the Tel Aviv Stock Exchange:

	High		Low
Annual
2006	NIS	108.30		60.83
2005		112.40		73.88
2004 (since July, 28, 2004)		137.80		69.47

Quarterly
First Quarter 2007	NIS	82.15	NIS	70.60
Fourth Quarter 2006		80.37		70.23
Third Quarter 2006		89.90		60.83
Second Quarter 2006		108.30		86.22
First Quarter 2006		103.90		77.51
Fourth Quarter 2005		95.63		73.88
Third Quarter 2005		100.70		83.55
Second Quarter 2005		105.90		88.24
First Quarter 2005		112.40		85.66

Most Recent Six Months
June 2007 (through June 20, 2007)	NIS	91.78	NIS	83.82
May 2007		88.98		81.00
April 2007		88.14		70.78
March 2007		75.94		70.60
February 2007		75.11		72.15
January 2007		82.15		72.85
December 2006		79.93		72.45

          As of June 20, 2007, the exchange rate of the NIS to the U.S. dollar was $1=NIS 4.187

B.               Plan of Distribution

          Not applicable.

C.               Markets

          The primary trading market for our ordinary shares is The Nasdaq Global Market, where our shares are listed under the symbol “ALDN.” Since July 28, 2004, our ordinary shares have also been listed on the Tel Aviv Stock Exchange under the symbol “ALDN.”

          Pursuant to NASDAQ Marketplace Rule 4350(a)(1), we received an exemption from Marketplace Rule 4350(i)(1), which requires a company to seek shareholder approval prior to the issuance of securities. We follow Israeli law and practice. For issuances of securities, we obtain the approval of our board of directors and in certain circumstances, we also obtain the approval of our audit committee or share option compensation committee. Our practices comply with the Israeli law.

D.               Selling Shareholders

          Not applicable.

E.               Dilution

          Not applicable.

F.               Expenses of the Issue

          Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.               Share Capital

          Not applicable.

B.               Memorandum and Articles of Association

          We are registered with the Israeli Companies Register under the number 52-004003-1. Our objects are specified in our articles of association and include engaging in any lawful act or activity for which companies may be organized under the Companies Law.

Approval of certain transactions under the Companies Law

          The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs; (ii) avoiding any competition with the company; (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others; and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table in Item 6A under “Directors and Senior Management” is an office holder. Under the Companies Law, arrangements regarding the compensation of directors (whether in their capacity as directors or in any other position in the company) require the approval of the audit committee, the board of directors and shareholders. Arrangements regarding compensation of officers who do not serve as directors, require the approval of the audit committee and the board of directors.

          The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction or act by the company. In addition, if the transaction is an “extraordinary transaction” as defined under the Companies Law, the office holder must also disclose any personal interest of the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest of any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction conducted not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors, as well as shareholder approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. However, if the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter, they may all participate in the discussion and vote thereon but the matter shall also be subject to shareholder approval.

          The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. The term “controlling shareholder” also includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

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

Our Articles of Association

          We currently have only one class of securities outstanding, our ordinary shares, par value NIS 0.01 per share. No preferred shares are currently authorized.

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

          Our articles of association require that we hold our annual general meeting of shareholders once every calendar year and in accordance with the timing requirements set forth under Israeli law, at a time and place determined by the board of directors. A 21-day prior written notice shall be given to our shareholders with respect to every shareholders meeting. In some instances specified in regulations promulgated under the Companies Law, a 35-

day prior notice should be given of a shareholders meeting. No business may be commenced until a quorum of two or more shareholders who hold or represent between or among them at least 33 1/3% of the Company’s issued share capital are present in person or by proxy. If within a half hour from the time appointed for the meeting a quorum is not present, the meeting, shall be dissolved, but in any other case it shall stand adjourned for one week, at the same day, time and place as specified in the notice or to such later day and at such time and place as the chairman may determine with the consent of a simple majority. No further notice of the adjourned meeting is required to be given. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the commencement thereof, subject to the provisions of applicable law, the persons present shall constitute a quorum. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association (other than modifications of shareholders’ rights expressly provided in the terms of issuance of the shares as mentioned above);

•	appointment or dismissal of our auditors;

•	appointment of directors;

•	approval of acts and transactions requiring general meeting approval under the Companies Law;

•	increase or reduction of our authorized share capital or change of the rights of shareholders or a class of shareholders;

•	any merger; and

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

          Our articles of association provide that our board of directors may from time to time, at its discretion, borrow or secure the payment of any sum of money for the objectives of the company. Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

          Our board of directors is authorized to declare dividends, subject to the provisions of the Companies Law. Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash or in kind.

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

Office holders insurance

          Our articles of association provide that the Company may insure an office holder for any liability imposed on such office holder in connection with an act performed in the office holder’s capacity as an office holder of the company, subject to the provisions of the Companies Law, with respect to each of the following: (i) violation of the duty of care of the office holder towards the Company or towards another person; (ii) breach of fiduciary duty towards the company provided that the office holder acted in good faith and with reasonable grounds to assume that the action in question was in the best interests of the company; (iii) a financial obligation imposed on the office holder for the benefit of another person; and (iv) any other obligation or expense for which it is or shall be permitted to insure and office holder.

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

          The Company may resolve retroactively to indemnify an office holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such office holder in such office holder’s capacity as an office holder of the company: (i) a monetary liability imposed on an office holder pursuant to a judgment in favor of another person, including a judgment imposed on such office holder in a compromise or in an arbitration decision that was approved by a competent court; (ii) reasonable legal expenses, including attorney’s fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by the Company or by another on behalf of the Company, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of criminal intent; and (iii) any other obligation or expense for which it is or shall be permitted to indemnify an office holder.

          The company may resolve in advance to indemnify the office holders for those same liabilities and expenses it may resolve retroactively to indemnify an office holder, provided that (i) in the opinion of the board of directors such liabilities and expenses can be foreseen at the time the undertaking to indemnify is provided, and (ii) the board of directors shall set a reasonable limit to the amounts for such indemnification under the circumstances.

          The foregoing shall not apply under certain circumstances defined in the Companies Law as described below.

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

          These limitations are included in our articles of association.

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

Tax Consequences Regarding Disposition of Our Ordinary Shares

          In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provide otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gain derived from the sale of our ordinary shares, provided that (i) such shareholders did not acquire the shares prior to our initial public offering; (ii) such gains did not derive from a permanent establishment of such shareholders in Israel; and (iii) such gains were not subject to the provisions of the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation; or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

          Israeli individual shareholders selling our ordinary shares are subject to 20% tax rate on any real capital gain accrued after January 1, 2003, or 25% tax rate if such individual shareholder holds more than 10% interest in the company. Israeli corporate shareholders (which were subject to the provisions of the Inflationary Adjustments Law, prior to the publishing of amendment no. 147 to the Income Tax Ordinance, in 2005), selling our ordinary shares are subject to a 25% tax rate on any real capital gain. Israeli corporate shareholders which were subject in 2005 to the provisions of the Inflationary Adjustments Law, selling our ordinary shares are subject to the regular corporate tax rates on any capital gain.

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

U.S. Taxation

          Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a beneficial owner of our ordinary shares who is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

          A non-U.S. holder is a beneficial owner of our ordinary shares that is not a U.S. holder. Unless otherwise specifically indicated, this discussion does not consider the U.S. federal income tax consequences to a person that is a non-U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

          If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding shares (by vote), real estate investment trusts, regulated investment companies, grantor trusts, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons that receive ordinary shares as compensation for the performance of services, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

          Subject to the discussion below under “Tax Consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares, including the amount of any non-US taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to ordinary shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

          Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of certain U.S. holders, “financial services income” (for tax years beginning after December 31, 2006, as “general category income”). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the disposition of ordinary shares

          Subject to the discussion below under “Tax Consequences if we are a passive foreign investment company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be generally treated as U.S. source income or loss for U.S. foreign tax credit purposes.

          A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income of loss.

Tax consequences if we are a passive foreign investment company

          We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

          We believe that we were not a PFIC for our 2006 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

          If we were a PFIC, you could make certain elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively if certain conditions are satisfied. It is expected that the conditions necessary for making certain of such elections will apply in the case of our ordinary shares. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

Non-U.S. Holders of Ordinary Shares

          Except as provided below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

          Non-U.S. holders are generally not subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the disposition of, ordinary shares, provided that the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

F.               Dividends and Paying Agents

          Not applicable.

G.               Statements by Experts

          Not applicable.

H.               Documents on Display

          We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions of Section 16 of the Exchange Act.

          You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in 100 F Street, N.E., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, 100 F Street, N.E., Washington,

D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also generally make available on our own web site all our quarterly and year-end financial statements as well as other information.

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

          Market risk is the risk of losses related to changes in market prices and foreign exchange rates that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign exchange risk

          Although we report our consolidated financial statements in U.S. dollars, in 2006 a portion of our revenues and expenses was denominated, in other currencies. We derived approximately 50% of revenues in U.S. dollars, 33% in euros, 10% in Japanese Yen and 7% in British pounds. In 2006, 75% of our expenses was denominated in U.S. dollars, 18% in euros, 4% in Japanese Yen and 3% in British pounds.

          Exchange differences upon translation from the functional currency of our German subsidiary, which is the euro, to U.S. dollars are accumulated as a separate component of accumulated other comprehensive loss under shareholders’ equity. As of December 31, 2006, accumulated other comprehensive loss decreased by$441,000 compared to December 31, 2005. As of December 31, 2005, accumulated other comprehensive loss increased by $492,000 compared to December 31, 2004. Exchange differences upon translation from the functional currency from our other selling and marketing subsidiaries (other than our U.S. subsidiary) to U.S. dollars are reflected in our income statement under financial income net.

          We have entered into foreign currency forward contracts and forward exchange options generally of less than one year duration to hedge a portion of our foreign currency risk on sales transactions and on non-U.S. dollar monetary items. The objective of these transactions is to hedge cash flow in U.S. dollars and non-U.S. dollar monetary items against fluctuations in the exchange rates of the euro, British pound and the Japanese Yen. As of December 31, 2006, we held one euro forward contract with a nominal amount of 530,000 euros, one British pound forward contract with a nominal amount of 430,000 British pounds, one Japanese Yen forward contract with nominal amount of 160 million Japanese Yen and one New Israeli Shekel forward contract with a nominal amount of NIS 6 million.

Equity Investments

          We held equity investments in two companies whose securities are traded on the Tel Aviv Stock Exchange, Tamir Fishman Venture Capital II Ltd. and Comsec Information Security Ltd. In 2006, we sold these investments for an aggregate consideration of $1.4 million.

          As of December 31, 2006, we had invested approximately $8.1 million in two related private investment funds managed by Tamir Fishman Ventures Management II Ltd. Each of these funds invests primarily in securities of privately-held technology companies in Israel.

In 2002, we recognized an impairment charge of $1.0 million related to these investments and we may recognize additional impairment charges in the future. We have a commitment to invest an additional $400,000 in these entities. In April 2006 and in April 2005, as a result of exit transactions for portfolio companies managed by Tamir Fishman Ventures Management II Ltd., we received cash proceeds of $1.7 million and $910,000, respectively. The proceeds from these distributions received in 2005 and 2006 were recorded as a return of investment.

Interest rate risk

          Our investments consist primarily of cash and cash equivalents, consisting of short-term bank deposits with maturities of up to three months. In November 2004 and July 2005, we invested in U.S. government bonds with maturities of up to three and two years, respectively. The bonds mature in 2007.

          Due to the short -term maturities of these investments, their carrying value approximates the fair value.

Item 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable.

PART II.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

Item 15T.	CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

          (b) Management Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

          Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

          Notwithstanding the foregoing, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          (c) Firm Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of our registered public accounting firm assessing our internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only the management’s report in this annual report.

          (d) Changes in Internal Control over Financial Reporting. Since the date of the evaluation described above, there have been no significant changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

          The following table presents fees for professional audit services rendered by Kost, Forer, Gabbay & Kaisierer, a member of Ernst & Young Global, for the audit of our consolidated annual financial statements for the years ended December 31, 2006 and 2005, and fees billed for other services rendered by Ernst & Young LLP.

	2006	2005

Audit Fees(1)	$226,649	$189,440
Audit-Related Fees(2)	$51,591	$45,774
Tax Services Fees(3)	$202,290	$164,614
Other Fees(4)	$8,715	$285,067

Total	$489,245	$684,895

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

(3)

Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning and tax advice. Tax services fees also include fees relating to other tax advices, tax consulting and planning other than for tax compliance and preparation.

(4)	Other fees consist of fees relating to the secondary offering and implementation of the SOX regulations.

          Our audit committee has adopted a policy for pre-approval of audit and non-audit services. Under the policy, independent auditor proposed services either may be pre-approved without consideration of specific case-by-case services by the audit committee, referred to as a general pre-approval, or they may require the specific pre-approval of the audit committee, referred to as a specific pre-approval. The audit committee employs a combination of these two approaches. Unless a type of service has received general pre-approval, it will require specific pre-approval by the audit committee if it is to be provided by the independent auditor. The term of any general pre-approval is 12 months from the date of pre-approval, unless the audit committee considers a different period and states otherwise. The audit committee reviews annually and pre-approves the services that may be provided by the independent auditor without obtaining specific pre-approval from the audit committee. The audit committee adds to or subtracts from the list of general pre-approved services from time to time, based on subsequent determinations.

          Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are to be established annually by the audit committee. Any proposed services exceeding these levels or amounts require specific pre-approval by the audit committee.

Item 16D.	EXEMPTIONS FOR THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Not applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

          Not applicable

Item 18.	FINANCIAL STATEMENTS

          See our consolidated financial statements, following the signature page and certifications below.

Item 19.	EXHIBITS

          The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

1.1	Articles of Association, as amended, dated February 6, 2005. (1)

1.3	Memorandum of Association of the registrant. (2)(3)

4.1	Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (4)

4.2	Convertible Loan Agreement dated as of April 29, 2004, by and between C-Signature Ltd. and the registrant. (4) (5)

8	List of subsidiaries.*

11.	Code of Ethics. (4)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent letter from Kost, Forer, Gabbay & Kasierer.*

15.2	Consent letter from Blick Rothenberg.*

*Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-3, File No. 333-121361, as amended, filed with the Commission on March 8, 2005.

(2)	Incorporated by reference from our Registration Statement on Form F-1 File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(3)	English translation or summary from Hebrew original.

(4)	Incorporated by reference from our 2003 Annual Report on Form 20-F filed with the Commission on June 30, 2004.

(5)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf in the City of Petach Tikva, State of Israel, on this 2 day of July 2007.

ALADDIN KNOWLEDGE SYSTEMS LTD.

By:	/s/ Jacob (Yanki) Margalit

Jacob (Yanki) Margalit Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

1.1	Articles of Association, as amended, dated February 6, 2005. (1)

1.3	Memorandum of Association of the registrant. (2)(3)

4.1	Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (4)

4.2	Convertible Loan Agreement dated as of April 29, 2004, by and between C-Signature Ltd. and the registrant. (4) (5)

8	List of subsidiaries.*

11.	Code of Ethics. (4)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent letter from Kost, Forer, Gabbay & Kasierer.*

15.2	Consent letter from Blick Rothenberg.*

*Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-3, File No. 333-121361, as amended, filed with the Commission on March 8, 2005.

(2)	Incorporated by reference from our Registration Statement on Form F-1 File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(3)	English translation or summary from Hebrew original.

(4)	Incorporated by reference from our 2003 Annual Report on Form 20-F filed with the Commission on June 30, 2004.

(5)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

- - - - - - - - - - - -

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALADDIN KNOWLEDGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Aladdin Knowledge Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of Aladdin Western Europe Ltd., a wholly-owned U.K. subsidiary, which statements reflect total assets constituting 2% in 2005 and 2006, and total revenues constituting 16% in 2004, 13% in 2005 and 7% in 2006 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for Aladdin Western Europe Ltd., is based solely on the report of the other auditors.

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

          In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Statement Financial Accounting Standards No. 123(revised 2004), “Share Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 2, 2007	A Member of Ernst & Young Global

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,426	$39,734
Marketable securities (Note 3)	48,815	51,147
Trade receivables (net of allowance for doubtful accounts - $ 377 in 2005 and $ 274 in 2006)	13,957	16,427
Other accounts receivable and prepaid expenses (Note 4)	3,517	4,253
Deferred income taxes (Note 12)	1,159	1,526
Inventories (Note 5)	6,998	7,299

Total current assets	102,872	120,386

LONG-TERM INVESTMENTS:
Prepaid expenses	174	202
Investment in other companies (Note 6)	6,399	5,763
Severance pay fund	2,455	2,673

Total long-term investments	9,028	8,638

PROPERTY AND EQUIPMENT, NET (Note 7)	3,081	5,695

OTHER ASSETS
Intangible assets, net (Note 8)	1,995	4,045
Goodwill (Note 9)	7,685	7,685
Deferred income taxes (note 12)	1,217	1,595

Total other assets	10,897	13,325

Total assets	$125,878	$148,044

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2005	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$4,454	$5,794
Deferred revenues	5,645	6,173
Accrued expenses and other accounts payable (Note 10)	7,799	8,618

Total current liabilities	17,898	20,585

ACCRUED SEVERANCE PAY	3,243	3,441

OTHER LONG TERM LIABILITIES (Note 10)	—	1,369

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 13):
Share capital: Ordinary shares of NIS 0.01 par value - Authorized: 20,000,000 shares at December 31, 2005 and 2006; Issued and Outstanding: 14,485,063 and 14,683,488 shares at December 31, 2005 and 2006, respectively.	44	44
Additional paid-in capital	78,954	82,439
Deferred stock based compensation	(15)	—
Accumulated other comprehensive loss	(3,559)	(3,178)
Retained earnings	29,313	43,344

Total shareholders’ equity	104,737	122,649

Total liabilities and shareholders’ equity	$125,878	$148,044

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2005	2006

Revenues (Note 14):
Software security	$50,650	$56,578	$60,556
Enterprise security	18,471	25,195	28,482

Total revenues	69,121	81,773	89,038

Cost of revenues:
Software security	9,541	9,870	9,292
Enterprise security	4,240	7,101	10,721

Total cost of revenues	13,781	16,971	20,013

Gross profit	55,340	64,802	69,025

Operating expenses:
Research and development	12,028	12,131	14,336
Selling and marketing	24,677	26,952	28,703
General and administrative	8,805	11,169	12,780
Settlement charge (Note 11b)	—	2,000	—

Total operating expenses	45,510	52,252	55,819

Operating income	9,830	12,550	13,206
Financial income, net (Note 15a)	53	1,038	3,240
Other income (expenses), net	(138)	14	284

Income before taxes on income	9,745	13,602	16,730
Taxes on income (Note 12)	957	1,246	2,699

Net income	$8,788	$12,356	$14,031

Earnings per share (Note 15b):
Basic	$0.74	$0.89	$0.96

Diluted	$0.68	$0.85	$0.93

Weighted average number of shares used in computation of earnings per share:

Basic	11,939,905	13,899,319	14,596,119

Diluted	12,999,600	14,580,328	15,077,579

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury shares	Deferred Stock-based compensation	Accumulated other comprehensive Income (loss)		Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of January 1, 2004	$37	$36,147	$(377)	$—		$(3,092)	$8,241		$40,956
Exercise of stock options	2	3,335	377	—		—	(72)		3,642
Deferred stock-based compensation	—	214	—	(214)		—	—		—
Amortization of deferred stock compensation	—	—	—	148		—	—		148
Comprehensive income:
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net of taxes	—	—	—	—		223	—	$223	223
Foreign currency translation adjustments	—	—	—	—		85	—	85	85
Unrealized losses from hedging transactions	—	—	—	—		(405)	—	(405)	(405)

Total other comprehensive loss	—	—	—	—		—	—	(97)	—
Net income	—	—	—	—		—	8,788	8,788	8,788

Total comprehensive income								$8,691

Balance as of December 31, 2004	39	39,696	—	(66)		(3,189)	16,957		53,437
Issuance of Ordinary shares, net	5	38,773	—	—		—	—		38,778
Exercise of stock options	**) —	485	—	—		—	—		485
Amortization of deferred stock-based compensation	—	—	—	51		—	—		51
Comprehensive income:
Other comprehensive loss:
Unrealized loss on available-for-sale marketable securities, net of taxes	—	—	—	—		(302)	—	(302)	(302)
Foreign currency translation adjustments	—	—	—	—		(492)	—	(492)	(492)
Unrealized gain from hedging transactions	—	—	—	—		424	—	424	424

Total other comprehensive loss	—	—	—	—		—	—	(370)	—
Net income	—	—	—	—		—	12,356	12,356	12,356

Total comprehensive income								$11,986

Balance as of December 31, 2005	44	78,954	—	(15)		(3,559)	29,313	—	104,737
Reclassification of deferred compensation to additional paid-in capital due to implementation of SFAS 123R	—	(15)	—	15		—	—	—
Stock-based compensation expenses	—	2,268	—			—	—	—	2,268
Exercise of stock options	** ) —	835	—	—		—	—	—	835
Deferred tax due to issuance expenses from previous years	—	397	—	—		—	—	—	397
Comprehensive income:
Other comprehensive gain:
Unrealized loss on available-for-sale marketable securities, net of taxes	—	—	—	—		(56)	—	(56)	(56)
Foreign currency translation adjustments	—	—	—	—		441	—	441	441
Unrealized loss from hedging transactions	—	—	—	—		(4)	—	(4)	(4)

Total other comprehensive income	—	—	—	—		—	—	381
Net income	—	—	—	—		—	14,031	14,031	14,031

Total comprehensive income								$14,412

Balance as of December 31, 2006	$44	$82,439	$—	$—	$	*) (3,178)	$43,344		$122,649

*)	Composed as follows:

	As of December 31,
	2005	2006

Accumulated unrealized gains from available-for-sale marketable securities, net of taxes	$114	$58
Accumulated unrealized gains from hedging transactions	19	15
Accumulated foreign currency translation adjustments	(3,692)	(3,251)

Accumulated other comprehensive loss	$(3,559)	$(3,178)

**)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:

Net income	$8,788	$12,356	$14,031
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,072	1,967	2,416
Gain from sale of property and equipment	(7)	(22)	(60)
Accrued interest on available-for-sale marketable debt securities	—	(262)	(240)
Gain from sale of marketable securities	—	—	(183)
Other- than- temporary decline in fair value for available-for-sale marketable securities	—	117	—
Increase (decrease) in accrued severance pay, net	(74)	16	(20)
Stock-based compensation expenses	148	51	2,268
Deferred income taxes, net	—	(803)	(354)
Increase in trade receivables	(2,515)	(1,619)	(2,224)
Decrease (increase) in inventories	198	(1,277)	(97)
Increase in other accounts receivable and prepaid expenses	(1,315)	(189)	(700)
Increase in trade payables	1,160	936	1,321
Increase in deferred revenues	1,378	852	528
Increase in other long term liabilities	—	—	1,369
Increase (decrease) in accrued expenses and other accounts payable	(997)	2,502	840

Net cash provided by operating activities	8,836	14,625	18,895

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(7,000)	(40,465)	(6,500)
Investment in other assets	—	—	(2,508)
Purchase of property and equipment	(1,237)	(2,303)	(4,576)
Proceeds from sale of property and equipment	15	34	95
Proceeds from sales of available-for-sale marketable securities	—	—	4,371
Purchase of intangible assets	(1,220)	—	—
Investment in other companies	(2,376)	(850)	(1,100)
Proceeds from return on investment of other companies	—	910	1,736
Payment for the purchase of Aladdin Knowledge Espanã, S.L.,(1)	(1,791)	—	—

Net cash used in investing activities	(13,609)	(42,674)	(8,482)

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2005	2006

Cash flows from financing activities:

Proceeds from issuance of shares, net	$—	$38,778	$—
Proceeds from exercise of options	3,642	485	835

Net cash provided by financing activities	3,642	39,263	835

Effect of exchange rate changes on cash and cash equivalents	157	(101)	60

Increase (decrease) in cash and cash equivalents	(974)	11,113	11,308
Cash and cash equivalents at the beginning of the year	18,287	17,313	28,426

Cash and cash equivalents at the end of the year	$17,313	$28,426	$39,734

Supplemental disclosure:

Cash paid during the year for:
Income taxes	$698	$1,058	$2,009

Non-cash activities:

Investment in intangible assets	$260	$—	$—

(1)	Payment for purchase of Aladdin Knowledge Espanã, S.L., (see Note 1b):

	Fair value of assets acquired and liabilities assumed at the date of acquisition:

	Working capital net (excluding cash and cash equivalents in the amount of $ 188)	$223
	Property and equipment	13
	Customer list	1,151
	Goodwill	404

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

Within the enterprise security segment, Aladdin develops and markets its patented USB-based eToken hardware and software solution for strong authentication and digital identity management using a portable device, and the eSafe line of integrated content security solutions that protects PCs and networks against viruses, worms, spam, spyware, and non-productive and malicious Internet-borne content.

The Company is dependent upon sole source suppliers for certain key components used in its products. Although there are limited number of manufacturers of these particular components, the Company’s management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company and its financial position.

b.	Acquisition of Aladdin Knowledge Systems España, S.L.:

On July 16, 2004, the Company entered into a Share Purchase Agreement with the shareholders of its former distributor, Aladdin Knowledge Systems España, S.L (“Aladdin España’’), in order to enhance the service provided to Spanish-speaking countries. Pursuant to the agreement, the Company acquired 100% of Aladdin España’s shares, and thereafter it became a wholly-owned subsidiary of the Company.

The total consideration for the purchase of the shares was $ 1,979 (including approximately $ 136 acquisition costs).

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

Marketable securities:

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2006, 2005 and 2004, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003.

Investment in other companies:

The investment in companies, in which the Company holds 20% or more (which are not subsidiaries), is accounted using the equity method.

The investment in companies, in which the Company holds less than 20%, is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

The Company’s Investment in IDesia Ltd. (“IDesia”) in which the Company holds 27.4% is accounted for under the cost method after the Company considers the guidance provided within EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Company Investments Other than Common Stock”. The Company determined that since its investment in IDesia’s Preferred Shares is not in-substance common stock, the equity method should not be applied (see Note 6b).

The Company’s investment in Athena Smartcard Solution Ltd. (“Athena”) in which the Company holds 23.5% was accounted for under the equity method. Since the investment was made at the end of the year (November 29, 2006) and due to immaterial results in Athena’s activity, the Company’s implementation of the equity method to such investment as of December 31, 2006 was immaterial (see Note 6c).

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s investment in the other companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) and EITF 03-1, “The meaning of other-than-temporary impairment and its application to certain investments.” (“EITF 03-1”) As of December 31, 2006, based on management’s most recent analysis, no impairment losses have been identified.

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

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7 - 10 (mainly 7%)
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or useful life lease

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

Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company’s two operating segments, the software security DRM, and enterprise security, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company performs the annual impairment tests during the fourth fiscal quarter. During 2004, 2005 and 2006, no impairment losses were identified.

Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2004, 2005 and 2006, no impairment losses were identified.

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

Revenue recognition:

The Company derives revenues from sales of its hardware products (HASP HL, HASP NET) and from licensing the right to use its software products (eSafe, eToken and HASP SL) which include maintenance and support.

The hardware based products contain an insignificant embedded software element which is incidental to the product as a whole since the embedded software is not marketed or sold separately and is used solely in connection with the operation of the hardware products.

The eToken is a hardware and software based product which contains a software content which is more than incidental to the product as a whole since the Company’s marketing efforts focus on the software solution, the PCS services are provided on the software component and most of the R&D expenses related to the product are in relation to the software component. Accordingly, the Company accounts for its eToken sales in accordance with SOP 97-2.

The Company generates revenues from sale of its products directly to end-users and indirectly, mostly through value-added resellers, original equipment manufacturers and independent distributors (all of whom are considered end-users). Other than pricing terms which may differ due to the different volume of purchases between resellers, manufacturers and distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. All of the Company’s products sold through agreements with value-added resellers, original equipment manufacturers and independent distributors are non-exchangeable, non refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers them all as end-users.

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

The fee is fixed or determinable. Generally, payments that extend beyond six months are deemed to be fixed or determinable based on the Company’s successful collection history on such arrangements without giving concessions. Arrangements with payment terms extending beyond these customary payment terms are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Collectibility is probable. The Company determines whether collectibility is probable on a case-by case basis. When assessing probability of collection, the Company considers the customer’s financial condition, the number of years in business with the customer and the history of collection. If the Company determines if the outset of the arrangement that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method’’ when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately or for new arrangements based upon the price that management will determine to charge.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Time-based licenses including maintenance and on-going support are recognized over the term of the agreement. VSOE of fair value does not exist for the related support arrangement as maintenance is not priced or offered separately for such arrangements. In these cases, the Company recognizes the license and maintenance revenue ratably over the period of each arrangement.

In certain cases where a multiple elements arrangement exist, the fair value of each undelivered element is determined based on VSOE for that element and revenue is allocated to each undelivered element based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2.

Deferred revenues include unearned amounts received from maintenance and support contracts.

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

Severance pay expenses net of fund's profit for the years ended December 31, 2004, 2005 and 2006 amounted to $ 1,057, $ 1,336 and $ 1,206, respectively.

Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 were $ 3,488, $ 4,504 and $ 4,208 respectively.

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

The Company’s marketable securities include investments in U.S. Government Auction rate, Bonds And Equity securities. Management believes that minimal credit risk exists with respect to these marketable securities.

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

The doubtful accounts expenses for the years ended December 31, 2004, 2005 and 2006 were $ 194, $ 114 and $ 208, respectively.

Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”).

The total weighted average number of outstanding options excluded from the calculations of diluted earnings per share was 0, 90,925 and 182,670 for the years ended December 31, 2004, 2005 and 2006, respectively.

Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), under which the Company previously accounted for its share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted starting from January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes for 2006, is $ 2,253 lower than if it had continued to account for stock-based compensation under APB 25. Net income and net income after tax for year ended December 31, 2006, was $ 2,253 lower, than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net earnings per share for 2006, are $ 0.15 per share lower, than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Pro-forma table below illustrates the effect of the Company’s stock based compensation expense on net income and basic and diluted earnings per share for 2005 and 2004, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2004	2005

Net income - as reported	$8,788	$12,356
Add: stock-based employee compensation intrinsic value	148	51
Deduct: stock-based employee compensation - fair value	1,059	1,659

Pro forma net income:	$7,877	$10,748

Net earnings per share:

Basic net earnings per Ordinary share, as reported	$0.74	$0.89

Diluted net earnings per Ordinary share, as reported	$0.68	$0.85

Basic pro forma net earnings per Ordinary share	$0.66	$0.77

Diluted pro forma net earnings per Ordinary share	$0.61	$0.74

The fair value for options granted in 2004, 2005 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,

	2004	2005

Expected dividend yield	0%	0%
Expected volatility	75.4%	78.9%
Risk-free interest rate	2.8%	3.9%
Average Expected life of up to	4.5 years	6 years

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior years ended December 31 2004 and 2005 under SFAS 123 and the stock based compensation expense recognized during the current year ended December 31 2006 under SFAS 123(R) are not directly comparable.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending December 31, 2006, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The following weighted assumptions were used in the model for 2006:

2006

Expected dividend yield	0%
Expected volatility	67.3%
Risk-free interest rate	4.6%
Expected option term	4.5 years
Forfeiture rate	3.3%

During the year ended December 31 2006, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 2,268, as follows:

Year ended December 31, 2006

Cost of revenue	$43
Research and development	666
Selling and marketing	732
General and administrative	827

Total Stock-based compensation expense	$2,268

During the years ended December 31 2004 and 2005, the Company recognized general and administrative stock-based compensation expense in the amount of $ 148 and $ 51, respectively.

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

Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost of repurchased Treasury shares as a reduction in shareholders’ equity. Upon reissuance of shares of treasury stock, the Company charges the excess of the repurchase cost over issuance price using the weighted-average method to retained earnings.

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

For those derivative instruments that are designated and qualify as hedging instruments, the company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

The Company recognized net income (loss) from derivative instruments of $ (437), $ 324 and $ 12 during the years ended December 31, 2004, 2005 and 2006, respectively. The amount of $ (203), ($ 132) and ($ 23) were offset against the revenues in the statement of income during the years ended December 31, 2004, 2005 and 2006, respectively and an amount of $ (234), $ 456 and $ 35 was included in financial income, net, during the years ended December 31, 2004, 2005 and 2006, respectively.

The balance in accumulated other comprehensive loss related to derivative instruments as of December 31, 2006 is expected to be recognized in earnings over the next year.

Impact of recently issued accounting standards:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities

	December 31, 2006

	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Government bonds	$24,089	$80	$22	$24,147
Auction rate securities	27,000	—	—	27,000

	$51,089	$80	$22	$51,147

	December 31, 2005

	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Government bonds	$27,110	$—	$201	$26,909
Equity securities	927	479	—	1,406
Auction rate securities	20,500	—	—	20,500

	$48,537	$479	$201	$48,815

In November 2004 and July 2005, the Company invested in U.S. government bonds with maturities of up to three and two years, respectively.

In June and July 2006 the Company sold its investments in equity securities for total consideration of $ 1,372. The net adjustment to unrealized gains (losses) on available-for-sale marketable securities was included as a separate component of shareholders’ equity “accumulated other comprehensive income (loss)” and amounted to $ 223, $ (302) and $ (56) in 2004, 2005 and 2006 respectively.

According to Staff Accounting Bulletin No. 59 (“SAB No. 59”) and EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” for any marketable securities whose value declined during the period, management is required to evaluate whether the decline is other than temporary. In 2005, a decline in value that was considered other than temporary of one of the Company’s available-for-sale securities resulting in reversing the accumulated unrealized loss of $ 117 relating to these investments. The amount was classified as financial expenses in the consolidated statements of income as of December 31, 2005. In 2006, no such decline was identified.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Aggregate maturities of Government bonds for years subsequent to December 31, 2006 are:

	Amortized cost	Estimated fair market value

2007	$24,206	$24,147

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2005	2006

Loans to employees	$191	$376
Prepaid expenses	1,877	2,361
Government authorities	955	1,114
Advances for suppliers	205	200
Other	289	202

	$3,517	$4,253

NOTE 5:-	INVENTORIES

	December 31,

	2005	2006

Raw materials, parts and supplies, net	$3,047	$3,169
Work-in-progress	1,431	1,253
Finished products	2,520	2,877

	$6,998	$7,299

A write-off in the amount of $ 275, $ 422 and $ 336 was made by the Company in the years 2004, 2005 and 2006 respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN OTHER COMPANIES

	December 31,

	2005		2006

Investment in Tamir Fishman Ventures II, LLC (see a below)	$	*)5,299	$	*) 4,413
Investment in IDesia.Ltd. (see b below)		1,100		1,100
Investment in Athena Smartcard solutions Ltd. (see c below)		—		250

		$6,399		$5,763

*)	Net of impairment.

a.	Investment in Tamir Fishman Ventures II, LLC

Through December 31, 2006, the Company had invested an aggregate amount of $ 8,097 in Tamir Fishman Ventures II, LLC (“Tamir Fishman”). The Company does not have the ability to exercise significant influence and therefore the investment was stated at cost. See also Note 11c regarding the Company’s commitment to make additional investments in Tamir Fishman.

During 2004, 2005 and 2006, based on management’s most recent analysis, no impairment losses have been identified.

In 2005 and 2006, as a result of exit transactions for portfolio companies of Tamir Fishman, the Company received a distribution of $ 910 and $ 1,736 in cash. Distributions received in 2005 and 2006 were recorded as a return of investment.

b.	Investment in IDesia Ltd..

In April 2004, the Company entered into a convertible loan agreement with IDesia Ltd. (“IDesia”), an Israeli company engaged in the development of biometric identity recognition technology. Pursuant to the agreement, the Company invested an aggregate amount of $ 1,100 in IDesia (including expenses in the amount of $ 50). This investment consisted of a $ 550 convertible loan (“the Convertible Loan”), which would automatically converted into Series A preferred shares of IDesia upon the achievement of certain agreed upon milestones. Concurrently with the conversion of the loan, the Company invested the additional $ 500 by purchasing additional Series A preferred shares of IDesia. At December 31, 2004, the Company owned 19.9% of the share capital of IDesia. and accounted for this investment under the cost method.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN OTHER COMPANIES (Cont.)

During the fourth quarter of 2005 IDesia entered into a new Convertible Series A Preferred Share Purchase Agreement (the “SPA”) with a new third party investor (“the Investor”). At the Closing of the SPA, IDesia issued to the Company, for no additional consideration, additional Convertible Series A Preferred Shares, in such way that the aggregate number of Preferred Shares held by the Company at the original 2004 investment of $ 1,050 represents 27.04% of the share capital of IDesia. The investment is stated at cost, since the investment in Preferred shares is not in-substance Common stock (see Note 2).

In October 2005, the Company signed a license and OEM agreement with IDesia. Under this agreement IDesia will develop, manufacture, provide and license to the Company certain Chip-Sets as specified in the agreement. According to the agreement the Company advanced IDesia $ 200 in consideration for the Chip-Sets.

c.	Investment in Athena Smartcard Solutions Ltd.

In November 2006 the Company entered into an agreement with K.K. Athena Smartcard Solutions Ltd., a Japanese company (“Athena”), whereby the Company was granted an option allowing it to invest up to $ 745 in Athena at any time until June 30, 2007, in consideration for the issuance of shares of Athena. The option is exercisable in three instalments of $ 248 each. Each instalment represents 2.3% of Athena’s fully diluted share capital. If the Company will complete the three instalments, it will hold 27.9% of Athena’s share capital.

An exercise notice for the first instalment was submitted by Aladdin upon signing of the agreement. As of December 31, 2006, the Company holds 23.5% of Athena’s share capital (see Note 2).

The Company has invested in Athena previously but Athena has incurred losses over the years and Aladdin has accordingly reduced its investments and loans in Athena to zero in 2004.

In October 2006, the Company entered into License Agreement with Athena. Pursuant to this agreement Athena granted Aladdin a worldwide perpetual non revocable, transferable, non-exclusive license to use any intellectual property rights, including without limitation patents, trade secrets, trademarks and copyrights in the Licensed Software for the amount of $ 250. Aladdin can solely use the license and market, sublicense, distribute and sell it as embedded in or integrated with the Aladdin products. The Company recorded this amount in the prepaid expenses according to the relative fair value.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2006

Cost:
Computers and peripheral equipment	$13,136	$14,927
Office furniture and equipment	1,971	2,363
Motor vehicles	462	301
Leasehold improvements	1,657	1,864

	17,226	19,455

Accumulated depreciation:
Computers and peripheral equipment	11,367	12,463
Office furniture and equipment	1,453	1,576
Motor vehicles	258	174
Leasehold improvements	1,067	1,290

	14,145	15,503

Depreciated cost	$3,081	$3,952

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 1,463, $ 1,409 and $ 1,833, respectively.

NOTE 8:-	INTANGIBLE ASSETS, NET

a.

	December 31,

	2005	2006

Subject to amortization
Cost:
Current technology (1)	$1,054	$1,054
Customer list (2)	1,151	1,151
Domain name (3)	430	430
Patent (4)	550	550
Educational products (5)	—	2,508

	3,185	5,693

Accumulated amortization:
Current technology (1)	933	1,054
Customer list (2)	246	410
Domain names (3)	223	358
Patent (4)	288	326

	1,690	2,148

Amortized cost	$1,495	$3,545

Not subject to amortization
Cost:
Domain name (6)	500	500

Intangible assets, net	1,995	4,045

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET (Cont.)

(1)	Current technology - is being amortized over a period of five years and was fully amortized in 2006

(2)	Customer list - is being amortized over a period of seven years and will be fully amortized in 2011. See also Note 1b for the acquisition of Aladdin Espana.

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

(4)	Patent - is being amortized over its useful life and will be fully amortized in 2012.

(5)	As of December 31, 2006 the Company has accumulated a total amount of approximately $ 2,508 in direct expenses for developing and producing Training in regards to certain tender.

(6)

In November 2004, the Company purchased the URL “Aladdin.com” for the amount of $ 500. According to management, this asset is deemed to have an indefinite useful life and is being reviewed annually for impairment.

b.	Amortization expenses for the years ended December 31, 2004, 2005 and 2006, amounted to $ 609, $ 558 and $ 458, respectively.

c.	Estimated amortization expenses for the next five years:

2007	$756
2008	1,041
2009	1,041
2010	553
2011	133

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	GOODWILL

As fully discussed in Note 14, the Company operates in two operating segments which are also considered by management as the Company’s reporting units. The carrying amount of goodwill as of December 31, 2005 and 2006 is as follows:

	Software Security (DRM) segment	Enterprise Security segment	Total

Balance as of December 31, 2005 and 2006	$6,845	$840	$7,685

Goodwill acquired was allocated to reporting units based on the expected benefits of the business acquired to each reporting unit.

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLES

	December 31,

	2005	2006

Employees and payroll accruals	$4,215	$4,434
Income taxes payable	2,429	2,535
Accrued expenses *)	1,072	1,649
Deferred tax liability and other	83	—

	$7,799	$8,618

*) Accrued expenses as of December 31, 2006 include a sum of $374 which reflects participation in leashold improvement, the Company classified an amount of $1,369 as other long term liabilities.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Company’s and its subsidiaries’ premises and motor vehicles are leased under various operating lease agreements which expire on various dates, the latest of which is 2011.

Minimum lease commitments, under non-cancelable leases as of December 31, 2006, are as follows:

	Facilities	Motor vehicles	Total

Year ended December, 31
2007	$2,044	$1,122	$3,166
2008	1,622	756	2,378
2009	1,548	277	1,825
2010	1,255	2	1,257
2011	834	—	834
Later years	79	—	79

	$7,382	$2,157	$9,539

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Facilities lease expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 1,941, $ 1,785 and $ 2,065, respectively.

Motor vehicle lease expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 1,081, $ 1,294 and $ 1,535, respectively.

	b.	Litigation:

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

In February 2000, the Company signed an agreement with Tamir Fishman. Pursuant to the agreement, the Company committed to invest up to $8,525 on demand from Tamir Fishman, out of which, as of December 31, 2006, the Company had already invested $ 8,097

NOTE 12:-	TAXES ON INCOME

	a.	Reduction in Israeli tax rates:

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

The Company’s production facilities have been granted “Approved Enterprise” status under the Law currently under seven separate investment programs. Pursuant to the Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five to eight years of tax at a reduced rate of 10%-25%, based on the percentage of foreign investment in the Company.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME

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

The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs will expire in the years 2005 through 2015.

In 1996, the Company relocated its manufacturing activity to a new plant which was established in a region defined as a “Priority “A” Development Region”. This development region entitles Aladdin Israel to higher tax benefits than the tax benefits existing where the Company’s offices and research and development center are located. The main benefit is that the Company is tax-exempt for a benefit period of 10 years.

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

As of December 31, 2006, retained earnings included approximately $ 44,016 in tax-exempt profits earned by the Company’s “Approved and Privileged Enterprises”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (10% to 25%) and an income tax liability of up to approximately $ 6,602 would be incurred as of December 31, 2006.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

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

Management believes that as of December 31, 2006, the Company met all of the aforementioned conditions.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the statutory corporate tax rate.

Since the Company is operating under more than one approved program and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at the statutory corporate tax rate of 31% (see also Note 12a) its effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

	c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Until the year 2005, results for tax purposes are measured and reflected in real terms in accordance with the change in Israel’s Consumer Price Index (“CPI”). As explained in Note 2, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israeli’s CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of “SFAS No. 109”, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

	d.	Measurement of taxable income:

Commencing in taxable year 2006, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, commencing taxable year 2006, results for tax purposes are measured in terms of earnings in dollar.

	e.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “Industrial company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969 and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Income before taxes is comprised as follows:

	Year ended December 31,

	2004	2005	2006

Domestic	$6,572	$8,809	$13,583
Foreign	3,173	4,793	3,147

	$9,745	$13,602	$16,730

g.	The income tax provision (benefit) for the years ended December 31, 2004, 2005 and 2006 consisted of the following:

Current	$957	$1,785	$3,062
Taxes in respect of prior years	—	264	(9)
Deferred	—	(803)	(354)

	$957	$1,246	$2,699

Domestic	$723	$583	$2,933
Foreign	234	663	(234)

	$957	$1,246	$2,699

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

	h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2005	2006

Deferred tax assets (short term):

Reserves and allowances	$1,202	$1,489
Net operating loss carry forwards in subsidiaries	9,127	8,924

Net deferred tax assets before valuation allowance	10,329	10,413
Valuation allowance	(7,953)	(7,292)

Total deferred tax assets	2,376	3,121

Deferred tax liability from unrealized gain on available- for-sale securities	(53)	—

Total deferred tax liability	(53)	—

Net deferred tax assets	$2,323	$3,121

Domestic:
Current deferred tax asset	$767	$1,013
Current deferred tax liability, net	(53)	—
Non current deferred tax asset	434	476

	1,148	1,489

Foreign:
Current deferred tax asset, net	391	514
Non current deferred tax asset	784	1,118

	1,175	1,632

	$2,323	$3,121

Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company has established a valuation allowance of $ 7,953 and $ 7,292 at December 31, 2005 and 2006, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company’s subsidiaries in the United Kingdom, Netherlands and Germany have estimated total available carry-forward tax losses of $ 1214, $ 2,091 and $ 7,906, respectively, to offset against future tax profits for an indefinite period.

The Company’s subsidiaries in the United States and in France have estimated total available carry-forward tax losses as of December 31, 2006 of $15,380 and $321, respectively, to offset against future tax profits for periods of 15 to 20 years and five years, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

i.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,

	2004	2005	2006

Income before taxes, as reported in the consolidated statements of income	$9,745	$13,602	$16,730

Statutory tax rate	35%	34%	31%

Expense computed at the statutory tax rate	$3,411	$4,625	$5,186
Decrease in taxes resulting from “Approved Enterprise” and “Privileged Enterprise” benefits (1)	(353)	(1,813)	(1,774)
Tax adjustment in respect of foreign subsidiary different tax rate	20	17	(10)
Change in valuation allowance	(284)	15	(661)
Utilization of loss carry-forward	(1,798)	(1,261)	(1,001)
Items for which no deferred tax was recorded	(214)	(918)	(396)
Taxes in respect of prior years	—	264	(9)
Stock compensation relating to options per SFAS 123(R)- Non-deductible expenses	—	—	695
Other non-deductible expenses	159	320	501
Other	16	(3)	168

Actual tax expense	$957	$1,246	$2,699

(1) Per share amounts (basic) of the tax benefit resulting from “Approved Enterprise”	$(0.03)	$(0.13)	$(0.12)

Per share amounts (diluted) of the tax benefit resulting from “Approved Enterprise”	$(0.03)	$(0.12)	$(0.12)

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS’ EQUITY

	a.	The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.

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

c.

In March 2005, the Company closed its secondary public offering of its Ordinary shares on Nasdaq. The Company issued 2,000,000 Ordinary shares, in consideration of approximately $ 38,778, net of issuance expenses in the amount of $ 4,127.

d.

As a result of a grant of 100,000 options to the Company’s Chief Executive Officer, the Company recorded in 2004 deferred compensation in the amount of $ 153, out of which an amount of $ 87, $ 51 and $ 15 was recorded as compensation expenses in the years 2004, 2005 and 2006, respectively.

	e.	Employee Share Option Plans:

Between 1993 and 2006, the Company implemented several Employee Share Options Plans (“the plans”). Total number of options authorized for grant under the plans amounted to 3,523,750. As of December 31, 2006, an aggregate of 282,636 options of the Company are still available for future grants.

Under the Company’s plans, full-time employees, officers and directors of the Company may be granted options to acquire Ordinary shares. The options granted are at an exercise price that equals the fair market value or the price of the shares at the date of grant. The options generally vest over a period of two to four years from the date of grant, and expire no later than five or ten years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity and related information for the year ended December 31, 2006, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2006	1,089,206	$8.81
Granted	367,400	$17.56
Exercised	(198,425)	$4.21
Forfeited	(151,050)	$15.43

Outstanding at December 31, 2006	1,107,131	$11.63	7.27	$9,107

Vested and expected to vest	991,951	$10.95	7.12	$8,807

Exercisable at December 31, 2006	531,230	$5.24	5.94	$7,611

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2006 was $ 10.04. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company ordinary shares on December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. Total intrinsic value of options exercised for the twelve months ended December 31, 2006 was $ 3,030. As of December 31, 2006, there was $ 3,366 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 3.55 years. Total grant-date fair value of vested options for the twelve months ended December 31, 2006 was approximately $ 2,253.

Cash received from exercise of options for the years ended December 31, 2004, 2005 and 2006 were approximately $ 3,642, $ 485 and $ 835, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s share option activity under the plans for the years 2004, 2005 are as follows:

	2004		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding - beginning of the year	1,938,195	$3.73	1,072,454	$5.57
Granted	157,100	$15.10	230,950	$20.33
Exercised	(940,234)	$3.91	(139,527)	$3.48
Forfeited	(82,607)	$3.68	(74,671)	$7.80

Outstanding - end of the year	1,072,454	$5.57	1,089,206	$8.81

Options exercisable at the end of the year	453,712	$3.22	588,519	$4.39

The options outstanding as of December 31, 2006, have been separated into exercise price categories, as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price of options exercisable

$1.20- 2.67	258,393	6	$1.75	249,668	$1.72
$3.50- 4.80	121,488	4	$4.40	113,188	$4.37
$8.51 - 8.52	132,550	7	$8.51	112,849	$8.51
$13.05- 15.50	137,700	8	$14.45	45,025	$14.59
$16.23 - 18.00	262,600	9	$17.43	2,500	$18.00
$20.50 - 24.27	194,400	8	$21.58	8,000	$24.27

	1,107,131		$11.63	531,230	$5.24

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. Based on its BOD decision the Company does not intend to pay cash dividends in the foreseeable future.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION

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

	a.	The following presents segment results of operations for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,

	2004	2005	2006

Revenues from external customers:
Software security (DRM)	$50,650	$56,578		$60,556
Enterprise security	18,471	25,195		28,482

Consolidated revenues	$69,121	$81,773		$89,038

Gross profit:
Software security (DRM)	$41,109	$46,708		$51,264
Enterprise security	14,231	18,094		17,761

Consolidated gross profit	$55,340	$64,802		$69,025

Operating income:
Software security (DRM)	$17,779	$20,501		$24,135
Enterprise security	(7,949)	(7,951)		(10,929)

Consolidated operating income	$9,830	$12,550	$	*) 13,206

Depreciation and amortization:
Software security (DRM)	$1,304	$1,176		$1,402
Enterprise security	768	791		889

Consolidated depreciation and amortization	$2,072	$1,967		$2,291

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

	*)	The impact of the stock-based compensation expense related to employee stock options in the amount of $ 2,253 as follows:

Year ended December 31, 2006

Software security (DRM)	$1,235
Enterprise security	1,018

Total Stock-based compensation expense	$2,253

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

	Year ended December 31,

	2004	2005	2006

Revenues from sales to unaffiliated customers:
Israel	$2,381	$2,927	$4,306
United States	19,721	26,789	23,426
Europe (excluding Germany)	18,724	21,471	26,725
Germany	15,384	17,129	19,702
Japan	9,212	9,345	8,354
Others	3,699	4,112	6,525

	$69,121	$81,773	$89,038

Long-lived assets:
Israel	$7,200	$7,638	$8,134
United States	2,632	2,605	2,567
Germany	263	210	359
Europe (excluding Germany)	2,146	2,048	1,875
Japan	231	260	239

	$12,472	$12,761	$13,174

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

	c.	Total revenues from outside customers are distributed among the following product lines:

	Year ended December 31,

	2004	2005	2006

HASP tokens	$49,707	$55,969	$60,299
eSafe	10,911	11,162	12,166
eToken	7,560	14,032	16,316
Others	943	610	257

	$69,121	$81,773	$89,038

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Financial income, net:

	Year ended December 31,

	2004	2005	2006

Financial income:
Interest on marketable securities	$25	$616	$1,384
Interest	370	1,244	2,017
Gain from derivative instruments	—	456	35
Gain from sale of marketable securities	—	—	183
Foreign currency transaction differences	140	—	—

	535	2,316	3,619

Financial expenses:
Impairment of available-for-sale marketable securities	—	(117)	—
Loss from derivative instruments	(234)	—	—
Foreign currency transaction differences	—	(993)	(176)
Other	(248)	(168)	(203)

	(482)	(1,278)	(379)

	$53	$1,038	$3,240

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

		Year ended December 31,

		2004	2005	2006

1.	Numerator:

	Net income	$8,788	$12,356	$14,031

	Numerator for basic and diluted net earnings per share	$8,788	$12,356	$14,031

2.	Denominator:

	Weighted average number of shares	11,940	13,899	14,596

	Denominator for basic net earnings per share	11,940	13,899	14,596

	Effect of dilutive securities:
	Employee stock options	1,060	681	482

	Dilutive potential Ordinary shares	1,060	681	482

	Denominator for diluted net earnings per share - adjusted weighted average shares, assuming exercise of options	13,000	14,580	15,078

NOTE 16:-	SUBSEQUENT EVENTS (NOT AUDITED)

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained with the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with accounting for any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported upon adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings.

The adoption of FIN 48 is expected to have insignificant impact on the Company’s Consolidated financial statements in the total estimated amount of $ 182.

On April 1, 2007, the Company’s board of directors authorized the use of our available cash for the repurchase of the Company’s ordinary shares. According to the terms of the buy back program approved by the board, the Company is authorized to repurchase its ordinary shares utilizing up to $10 million or to repurchase such number of ordinary shares not to exceed 500,000 shares. On June 11, 2007, the Company’s board of directors increased the extent of the buy back program by an additional $10 million. The combined total authorization now stands at $20 million. As of June 20, 2007, the Company repurchased 464,973 shares utilizing approximately $10 million.

In April 2007, The Consortium for Indian Information Technology Education, referred to as CIITE, selected the Company’s eToken authentication solution to secure its vast network of e-Learning resources throughout India and eSafe content solution. Over the next three years, the Company’s eToken will be provided to CIITE’s students wishing to access the CIITE Educational Portal.

- - - - - - - - - - - - - - - - - - - - - - - -