Form 20-F/A
period 2006-12-31
ALADDIN KNOWLEDGE SYSTEMS LTD
filed 2007-10-16
CIK 911364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No.1

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

_______________________

Israel
(Jurisdiction of incorporation or organization)
35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel
(Address of principal executive offices)

_______________________
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

☐   Yes 7 No ☒

EXPLANATORY NOTE

                              This Amendment No.1 on Form 20-F/A speaks as of the filing date of the Annual Report on Form 20-F of Aladdin Knowledge Systems, Ltd. (the “Company”) (the “Form 20-F”) for the fiscal year end December 31, 2006, filed on July 2, 2007 with the Securities and Exchange Commission (“SEC”). This Amendment No.1 is being filed to include the Report of Independent Auditors of Blick Rothenberg for the period ended December 31, 2006 (the “Report”), which was mistakenly omitted from the Form 20-F, and to update the exhibit list to include the consent of this firm of Independent Auditors to the incorporation by reference of their Report in the the Company’s Registration Statements on Form S-8.

                              This Amendment No.1 is also being filed to correct errors in Notes 2 and 7 to the Consolidated Financial Statements.

Item 18: FINANCIAL STATEMENTS

                              See our consolidated financial statements, following the signature page below.

Item 19: EXHIBITS

                              The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

1.1		Articles of Association, as amended, dated February 6, 2005 (1)

1.3		Memorandum of Association of the registrant. (2)(3)

4.1		Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (4)

4.2		Convertible Loan Agreement dated as of April 29, 2004, by and between C-Signature Ltd. and the registrant. (4)(5)

8		List of subsidiaries.*

11	.	Code of Ethics (4)

12.1		Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

12.2		Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1		Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

13.2		Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

15.1		Consent letter from Kost, Forer, Gabbay & Kasierer.**

15.2		Consent letter from Blick Rothenberg.**
_________________

*Previously filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2006.

** Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-3, File No. 333-121361, as amended, filed with the Commission on March 8, 2005.

(2)	Incorporated by reference from our Registration Statement on Form F-1 File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(3)	English translation or summary from Hebrew original.

(4)	Incorporated by reference from our 2003 Annual Report on Form 20-F filed with the Commission on June 30, 2004.

(5)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf in the City of Petach Tikva, State of Israel, on this 16th day of October 2007.

ALADDIN KNOWLEDGE SYSTEMS LTD.

By:	/s/ Jacob (Yanki) Margalit
Jacob (Yanki) Margalit
Chief Executive Officer and
Chairman of the Board

EXHIBITS INDEX

                              The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

1.1		Articles of Association, as amended, dated February 6, 2005 (1)

1.3		Memorandum of Association of the registrant. (2)(3)

4.1		Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (4)

4.2		Convertible Loan Agreement dated as of April 29, 2004, by and between C-Signature Ltd. and the registrant. (4)(5)

8		List of subsidiaries.*

11	.	Code of Ethics (4)

12.1		Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

12.2		Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1		Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

13.3		Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

15.1		Consent letter from Kost, Forer, Gabbay & Kasierer.**

15.2		Consent letter from Blick Rothenberg.**
_________________

*Previously filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2006.

** Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-3, File No. 333-121361, as amended, filed with the Commission on March 8, 2005.

(2)	Incorporated by reference from our Registration Statement on Form F-1 File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(3)	English translation or summary from Hebrew original.

(4)	Incorporated by reference from our 2003 Annual Report on Form 20-F filed with the Commission on June 30, 2004.

(5)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

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

The fee is fixed or determinable. Generally, payments that are due within six months are deemed to be fixed or determinable based on the Company’s successful collection history on such arrangements without giving concessions. Arrangements with payment terms extending beyond these customary payment terms are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

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

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2006

Cost:
Computers and peripheral equipment	$13,136	$14,927
Office furniture and equipment	1,971	2,363
Motor vehicles	462	301
Leasehold improvements	1,657	3,732

	17,226	21,323

Accumulated depreciation:
Computers and peripheral equipment	11,367	12,463
Office furniture and equipment	1,453	1,576
Motor vehicles	258	174
Leasehold improvements	1,067	1,415

	14,145	15,628

Depreciated cost	$3,081	$5,695

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 1,463, $ 1,409 and $ 1,833, respectively.

NOTE 8:-	INTANGIBLE ASSETS, NET

a.

	December 31,

	2005	2006

Subject to amortization
Cost:
Current technology (1)	$1,054	$1,054
Customer list (2)	1,151	1,151
Domain name (3)	430	430
Patent (4)	550	550
Educational products (5)	—	2,508

	3,185	5,693

Accumulated amortization:
Current technology (1)	933	1,054
Customer list (2)	246	410
Domain names (3)	223	358
Patent (4)	288	326

	1,690	2,148

Amortized cost	$1,495	$3,545

Not subject to amortization
Cost:
Domain name (6)	500	500

Intangible assets, net	1,995	4,045

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

12 York Gate Regent’s Park London NW1 4QS United Kingdom	Telephone +44 (0)20 7486 0111 Fax +44 (0)20 7935 6852	Email email@blickrothenberg.com Web www.blickrothenberg.com

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ALADDIN EUROPE LTD

We have audited the accompanying balance sheets of Aladdin Europe Ltd ("the Company"), as of December 31, 2005 and 2006, and the related statements of operations and changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

BLICK ROTHENBERG	12 York Gate
Chartered Accountants	Regent’s Park
Registered Auditors	London
NW1 4QS
July 2, 2007

Bob Rothenberg MBE Angela Beech* Steven Bruck Martin Donn* Charles Gibbon Rajiv Gunesh	Anne Healy-McAdam* Darren Jordan Martin Korn Colin Lehmann Simon Mayston John Newman	Alan Pearce* David Rothenberg Andrew Sanford Mike Scoltock Nilesh Shah Tim Shaw	Chris Shepherd Simon Wagman *Non Chartered Accountant

Blick Rothenberg is authorised and regulated by the Financial Services Authority to carry on Investment business

- - - - - - - - - - - - - - - - - - - - - - - -