Form 20-F
period 2007-12-31
ALADDIN KNOWLEDGE SYSTEMS LTD
filed 2008-03-27
CIK 911364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Israel (Jurisdiction of incorporation or organization) 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel (Address of principal executive offices)
Aviram Shemer, Chief Financial Officer
Aladdin Knowledge Systems Ltd., 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel
Tel (972) 3-978-1207, Fax (972) 3-978-1010
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary Shares, nominal value NIS 0.01 per share
(Class of Securities)

Nasdaq Global Market
(Name of Exchange)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

14,786,187 Ordinary Shares

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CAUTIONARY NOTE FOR FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, all the risks discussed or identified in this annual report and our other public filings, such as general economic and market conditions, changes in regulations and taxes and changes in competition and pricing environments.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

A. Selected Financial Data

We derived the selected consolidated statement of operations data set forth below for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, from our audited consolidated financial statements, included elsewhere in this annual report. We derived the consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 from audited consolidated financial statements that are not included in this annual report. See Note 2 to our consolidated financial statements for a discussion of our significant accounting policies. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, referred to as GAAP.

The following selected financial data should be read in conjunction with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period. See Notes 2 and 16 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings per ordinary share.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except earnings per share data)
Consolidated statement of operations data:
Revenues:
Software security	$43,521	$50,650	$56,578	$60,556	$66,097
Enterprise security	11,204	18,471	25,195	28,482	37,785
Revenues related to educational products	—	—	—	—	2,000

Total revenues	54,725	69,121	81,773	89,038	105,882
Cost of revenues:
Software security	7,995	9,541	9,870	9,292	11,745
Enterprise security	1,804	4,240	7,101	10,721	13,077
Cost related to educational products	—	—	—	—	2,508	[1]

Total cost of revenues	9,799	13,781	16,971	20,013	27,330

Gross profit	44,926	55,340	64,802	69,025	78,552
Operating expenses:
Research and development	12,759	12,028	12,131	14,336	18,384
Selling and marketing	22,012	24,677	26,952	28,703	33,194
General and administrative	7,745	8,805	11,169	12,780	13,063
Settlement charge	—	—	2,000	—	—

Total operating expenses	42,516	45,510	52,252	55,819	64,641

Operating income	2,410	9,830	12,550	13,206	13,911

Financial income, net	480	53	1,038	3,240	4,274
Other income (expenses), net	(5)	(138)	14	284	14

Income before taxes on income	2,885	9,745	13,602	16,730	18,199

Taxes on income	49	957	1,246	2,699	2,768

Income before equity in losses of an affiliate	2,836	8,788	12,356	14,031	15,431
Equity in losses of an affiliate	(100)	—	—	—	(543)

Net income	$2,736	$8,788	$12,356	$14,031	$14,888

Earnings per share:
Basic	$0.24	$0.74	$0.89	$0.96	$1.04
Diluted	$0.23	$0.68	$0.85	$0.93	$1.02

Weighted average number of shares used in computing earnings per share:
Basic	11,287	11,940	13,899	14,596	14,257
Diluted	11,950	13,000	14,580	15,078	14,663

1 We have accumulated a total amount of approximately $2.5 million of direct expenses for developing and producing video based training materials with regard to a certain tender in which we participated. This amount was fully expensed in 2007 since changes in circumstances indicated that the carrying amount of this asset may not be recoverable beyond the related revenues already recognized in 2007.

	December 31,
	2003	2004	2005	2006	2007
	(In thousands)
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$19,516	$25,911	$77,241	$90,881	$90,336
Working capital	26,625	34,111	84,974	100,525	104,047
Total assets	55,468	70,894	125,878	148,524	150,050
Total liabilities	14,512	17,457	21,141	25,875	30,820
Share capital and additional paid-in capital	36,184	39,735	78,998	82,483	84,083
Shareholders’ equity	40,956	53,437	104,737	122,649	119,230

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We face intense competition in each of the segments in which we operate and our results of operations will be adversely affected if we fail to compete successfully.

We face intense competition in each of the segments in which we operate. In the hardware-based software licensing authentication token, or SLAT, market, our software digital rights management, or DRM, solutions compete with products sold by SafeNet Inc. and the software business unit of Macrovision Corporation, which is being sold to a private equity firm. Our competitors in the authentication market are RSA Security Inc., which holds a dominant position in the one-time passwords, or OTP market, and SafeNet, which manufactures a USB-based authentication product. We also compete with smart card manufacturers. Our primary competitor in the content security market for gateway solutions is Trend Micro Inc., which holds a dominant market position. In addition, the overall content security market is characterized by a number of large companies, such as Symantec Corporation, McAfee, Inc. and Trend Micro, which in 2007 together accounted for over 60% of global revenues in this market as well as a large number of smaller companies. While a substantial part of the products marketed by these companies provide primarily desktop or network solutions and not the gateway solution offered by eSafe, we face competition from some gateway solutions provided by these companies. In addition, some vendors of firewalls offering gateway security products compete with our eSafe product. Many of our current and potential competitors have significantly greater name recognition, larger customer bases and greater financial, technical, manufacturing, marketing and other resources than we do. Our results of operations will be adversely affected if our competitors succeed in marketing products with superior performance or at lower prices than our products.

We derive a substantial portion of our revenues and all of our profits from our software DRM segment. Our results of operations would be materially adversely affected if sales of our software DRM products were to decline.

We currently derive a substantial portion of our revenues and all of out profits from our software DRM segment, consisting entirely of sales of our HASP line of products. We expect to continue to derive a substantial portion of our revenues and profits from this segment for the foreseeable future. Since our software DRM products target the software industry, sales reflect trends in the software business cycle. Demand for our software DRM products is driven, to some extent, by end-user demand for software applications. If software vendors experience deteriorating sales due to an economic downturn, demand for our software DRM products could decline. This would have a material adverse effect on our results of operations.

Sales of our products at low gross margins may adversely affect our results of operations.

In order to penetrate emerging markets, from time to time we conclude transactions at low gross margins. For example, in 2006 and 2007, we entered into several transactions in the Asia-Pacific region that were conducted at low gross margins in order to increase our market share in the region. In addition, we recently entered into some large contracts that had low gross margins. Naturally, as the scope of the transaction increases, the gross margin in such transaction is expected to decrease. We anticipate that our gross margin from enterprise security will decrease as we enter into an increasing number of large scale contracts. If we continue to enter into transactions at low gross margins which do not generate such amount of revenues which compensate us for the low gross margin, our results of operations could be adversely affected.

We rely on a limited number of source suppliers for certain key components of our products and if we need to seek alternate suppliers our results of operations could be adversely affected.

We purchase certain key components for each of our hardware-based products from a limited number of source suppliers. In particular, we obtain from certain source suppliers the application specific integrated circuits and microcontrollers included in our HASP products, and the microcontroller and the smart card, including its operating system, for our eToken products. In addition, we license the anti-spam and web filtering functions incorporated in eSafe and receive services related to these functions from third parties pursuant to license agreements that expire on December 31, 2008 but automatically renew for unlimited successive one-year periods subject to either party’s request to terminate at the end of each year. We would need to seek an alternative licensor and service provider for these functions if these third parties cease to provide these services or decide not to extend the licenses. If any of our suppliers become unable to or refuses to manufacture these components or if we experience delays in delivery of, or shortages in, these components, which has happened from time to time, it could interrupt and delay the manufacture of our products. In the event of a disruption in supply, we cannot assure you that the measures taken by us would adequately protect us from component shortages and that our inventory would be sufficient to enable us to continue manufacturing during the time that it would take to modify the design and integrate substitute components. Any such disruption could adversely affect our results of operations.

Changing preferences and new industry initiatives may render our products obsolete.

We cannot assure you that software publishers will continue to prefer to protect their software with software DRM solutions. A change in preference towards software-based solutions could materially adversely affect the sales of our HASP HL token-based products, which represented approximately 62% of our total revenues in 2007.

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

Furthermore, a number of participants in the computer industry are involved in an initiative to implement “trusted computing” functions which may replicate some of the features of our software DRM products. In particular, Microsoft Corporation is developing its “Next-Generation Secure Computing Base” architecture which, among other things, is intended to contain software DRM functionality. In addition, a consortium of companies in the computer industry, including Advanced Micro Devices, Inc., Hewlett-Packard Company, IBM Corporation, Intel Corporation, Microsoft, Sony Corporation and Sun Microsystems, Inc. have formed the Trusted Computing Group to implement trusted computing. The Trusted Computing Group’s principal goal is the development of an additional chip that enhances security of computers.

Software developers are continuously adding security features to new versions of their software that are designed to limit intrusions by unauthorized users or viruses and spyware via the Internet. Microsoft has announced an anti-virus service geared towards consumers as well as a new strategy for anti-virus protection for businesses. In addition, the new version of Windows (Vista) has many security features that are designed to minimize penetration of malicious code. Stronger security in future Microsoft platforms may significantly minimize the vulnerabilities through which virus and vandal penetration is possible. This, in turn, might lower the need to implement anti-virus and content security solutions such as eSafe. As the incorporation of such features in future versions of operating systems and software make these systems less susceptible to outside penetration, our eSafe product may be rendered obsolete or unmarketable.

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

A key element of our growth strategy is increasing sales of our eToken product line worldwide, which currently represents 24% of our revenues. Much of this growth will depend on our ability to develop enhanced solutions and technologies for authentication and gain market acceptance for our product offerings, such as USB based authentication and OTP. We cannot assure you that the market will continue to accept our eToken products as superior to other existing technologies. If this market does not grow as projected, or if our research and development activities and marketing and selling efforts do not succeed, and eToken adoption rates are lower than we project, we may not achieve our growth targets, and our results of operations may be adversely affected.

We may encounter difficulties in penetrating new markets for our new authentication products and as a result may incur increased operating expenses which may directly harm our operating results.

In the past few years, we have been developing additional solutions and technologies in order to enhance our eToken product line. We have a limited experience in introducing these tools to the market. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Because of our limited experience in the markets for our new authentication products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful.

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

In the past, we have been subject to claims that resulted in us paying amounts in settlements or obtaining licenses to use intellectual property rights as a result of third-party claims against us. In 2004, we were named as defendant in a U.S. patent infringement complaint alleging that certain of our products infringed a now-expired patent. In 2005, we reached a settlement with respect to this claim. In addition, from time to time, we have received notices from third parties offering to license to us certain aspects of their technology. Any infringement or other intellectual property claims, with or without merit, which are brought against us could be time consuming and expensive to litigate or settle and could divert management’s attention from our business. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

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

We market and sell our software DRM products through independent distributors in all of the countries in which we do not have subsidiaries, and we market and sell our eSafe and eToken product lines generally through indirect sales channels, which include independent distributors. In 2007, 44% of our revenues were generated from sales to independent distributors. Under our agreements with independent distributors, each distributor is granted a non-exclusive right in each particular country or region to market our products for an initial term of one year, subject to meeting minimum sales targets. Our success in generating sales in countries or regions where we have engaged independent distributors depends in part on their efforts. We cannot assure you that our distributors will devote sufficient resources to market and support our products effectively or that they will meet minimum sales targets. In the future, we intend to sign additional distribution agreements, which may make us more dependent on our distributors. In addition, if we decide to terminate a relationship with an independent distributor, this could disrupt our relationships with customers served by the terminated distributor.

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

The termination or loss of significant customer agreements could have a significant impact on our results of operations. Although we have not had a customer which accounted for more than 10% of our revenues in any of the past three years, from time to time we may enter into significant customer contracts, the termination, non-renewal or other loss of which would have a significant impact on our quarterly or annual results of operations.

Fluctuations in currency exchange rates may have a significant impact on our reported results of operations.

Although our reporting currency is the U.S. dollar and the majority of our revenues are generated in dollars, a significant portion of our revenues and expenses in certain locations are denominated in currencies other than the dollar including, in particular, the euro. In periods when the U.S. dollar changes against these other currencies, our reported results of operations may be adversely affected. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could affect our reported results of operations.

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

Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or impairment related to goodwill and other intangible assets, any of which could harm our business. In addition, future acquisitions could require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all and may be dilutive. In addition, to the extent that we pursue acquisition opportunities which are not consummated, we may incur substantial out-of-pocket expenses without any associated benefit.

If we do not comply with European governmental regulations setting environmental standards, we may be restricted from selling our products in the European Union. In addition, complying with these standards involve financial costs.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, known as the RoHS Directive, requires that certain of our products be modified to meet this regulation. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take additional reserves for costs associated with compliance with these regulations.

Risks Related to Our Ordinary Shares

The market prices of our ordinary shares have been and may continue to be volatile.

Our ordinary shares have been subject to and will continue to be subject to a great deal of volatility. For example, during 2007, the price of our ordinary shares on The Nasdaq Global Market fluctuated between $16.83 and $26.57 per share. We cannot predict the fluctuations in the market price of our ordinary shares. The broader market for technology stocks and, in particular, those of companies based in Israel has also been subject to significant price fluctuations. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. Such volatility in relation to our ordinary shares may also affect our ability to raise additional equity financing in the future.

Our chairman and chief executive officer, Jacob (Yanki) Margalit, and our director, Dany Margalit, have significant influence over matters requiring shareholder and board approval.

Our chairman and chief executive officer, Jacob (Yanki) Margalit, and our director, Dany Margalit, collectively own or control 19.94% of our outstanding ordinary shares. Messrs. Jacob and Dany Margalit are brothers, and both sit on our board of directors which comprises a total of five members. Accordingly, they have significant influence over the outcome of corporate actions requiring director or shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders.

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

We deliver our products promptly following the receipt of customer orders and, therefore, we do not have a significant backlog. In addition, a large proportion of our sales are concentrated at the end of each quarter. These factors make it difficult to project our quarterly and annual results of operations. At the beginning of 2008, we released financial guidance to the public with respect to the forthcoming year. We intend to continue to release to the public at the beginning of each year an annual financial guidance. Should our actual results of operations fall short of our guidance or analysts’ estimates, the price of our ordinary shares may decline.

Risks Related to Our Operations in Israel

Security, political and economic instability in Israel may harm our business.

Our corporate headquarters, manufacturing facilities and principal research and development facilities are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect our operations. Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities, or political instability in the region, may affect Israel’s security, foreign relations, and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on it in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

In 2005, Israel experienced unionized general strikes in connection with economic reforms being passed into legislation. In addition, during July and August 2006, Haifa Port was closed as a result of the escalation of the military conflict in northern Israel. Due to the fact that our products are manufactured in Israel and, for the most part, sold to customers outside of Israel, a prolonged general strike or a disruption of any of the Israeli ports for an extended period of time, would affect our ability to deliver our products to our non-Israeli customers. We cannot guarantee that a prolonged general strike in Israel or a disruption of any of the Israeli ports as a result of a military conflict would not have a material adverse effect on our business, results of operations and financial condition.

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

It may be difficult and costly to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

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

A. History and Development of the Company

Our legal and commercial name is Aladdin Knowledge Systems Ltd. We were organized as a corporation in Israel in 1985 under the laws of the State of Israel. Our principal executive offices are located at 35 Efal Street, Kiryat Arye, Petach Tikva, Israel 49511, and our telephone number is 972-3-978-1222. Our agent in the United States is Aladdin Knowledge Systems Inc., 601 Campus Dr. Ste C-1, Arlington Heights, Illinois 60004, and its telephone number is 1-847-818-3800. Our Internet address is: http://www.Aladdin.com. Information on our web site is not incorporated by reference in this annual report.

Capital Expenditures

During the past three years, our capital expenditures amounted to approximately $10.2 million. Our capital expenditure program primarily included investment in IT systems, equipment for research and development and testing purposes as well as general computer software and hardware. We continue to make capital investments of a similar nature in our Israeli facilities and also in connection with our production activities.

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

We sell our products globally to a large number of customers. We market and sell our software DRM products directly, as well as through a network of independent distributors. We market and sell our enterprise security solutions through indirect channels, which include distributors, value-added resellers and system integrators and OEM relationships. Organizations that have adopted our enterprise security solutions include Fortune 500 companies and cover a broad range of industries such as financial services, telecommunications, airline, manufacturing and technology.

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

Software DRM Overview

The advancement of digital technologies makes it possible to produce an essentially perfect copy of any digital asset with minimal effort. Piracy affects all forms of digital content, such as music, movies, text and software. With the advent of the personal computer, software piracy first became an issue in the 1980s. Development of the Internet in the 1990s virtually eliminated the need for a physical medium to perform illegal transfers of digital assets. According to a May 2007 study by the Business Software Alliance and International Data Corporation ("IDC"), software developers lost $39.6 billion of potential revenue in 2006 due to software piracy, and in some countries approximately 90% of all software in use is pirated. Software piracy impacts software publishers by preventing them from realizing all of the licensing revenue from the use of their software products. Software piracy can occur in many forms, including end-users making unauthorized copies and distributing them to friends or co-workers, retailers selling illegal copies, computer dealers loading illegal copies onto their customer’s hardware, commercial counterfeiters offering illegal copies for sale and enterprises exceeding the number of users or scope of use authorized by license agreements.

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

Authentication solutions range from simple single-factor systems that rely only on something the user knows, like a password, to strong or two-factor systems that rely on multiple factors such as something the user has, like a token, as well as something the user knows (like a password). Strong authentication systems include, among others, One Time Password ("OTP") tokens, smart cards and USB tokens. OTP tokens allow users to authenticate themselves to backend servers by manually entering a randomly generated, one-time password. Smart cards are authentication cards that connect to a personal computer through special readers. USB tokens are devices that connect to any computer USB port and have embedded software to automatically perform user authentication functions. According to IDC, USB tokens represent a high level of security and user acceptance.

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

•
Regulatory compliance. A growing number of guidelines and regulations, such as the Sarbanes-Oxley Act (SOX), Health Insurance Portability and Accountability Act (HIPAA), the Federal Financial Institutions Examination Council’s (FFIEC) Authentication Guidance, Basel II, and more, hold organizations responsible for the integrity of their business data and for the protection of personal information that has been entrusted to them. Enterprises worldwide are feeling increasing pressure to comply with these guidelines and many allocate a key portion of their IT security spending for this purpose. Enterprises are adopting strong authentication to enhance compliance by enabling secure user access and providing an attestable method for protecting internal data and networks. A key directive that influences the authentication market, is FIPS 201 in the US federal government sector. Based on this directive, federal institutes will require secure access solutions that comply with FIPS 201 certification. We believe that this requirement will move into the enterprise sector in the future.

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

•
Continuation of spam proliferation. Spam traffic has been continuously increasing in recent years. It is estimated that SPAM mail represents more than 80% of total email traffic globally. The industry consensus is that this trend will continue and intensify in the future.

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

•	Security. Our advanced algorithms and anti-debugging features provide enhanced security to our customers. The high level of security is achieved through features such as:

•	an advanced encryption engine that employs state-of-the-art algorithms based on 128 bit Advanced Encryption Standard (AES) technology;

•	a hardware-based real-time clock, enabling our customers to provide time-based licensing and security; and

•	remote software updating using digitally signed secure files.

We believe that no competing product offers the combination of such features and the associated level of security.

•
Ease of use. Software publishers can protect their products without any special programming by applying our proprietary software wrapping technology. For end-users, installation of protected software is a simple and transparent plug-and-play process.

•	Reliability. We believe our hardware keys are reliable even while operating in diverse environments. Our product return rate in 2007, like in preceding years, was negligible.

Enterprise security

We provide organizations with tools that allow only authorized personnel to access their networks, as well as provide protection to their networks from malicious code. We believe that our enterprise security solutions have the following benefits:

Authentication

•
Comprehensiveness. eToken offers a full strong authentication and password management solution, comprised of a combination of tokens, applications and a management system. All eToken products are interoperable so the solution can be easily adapted to customers’ specific needs.

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

•
Cost effectiveness. Our token product offering is highly integrated within our customers’ IT environment allowing enterprises to deploy any combination of tokens according to their specific needs. Our advanced USB token implementation provides a cost-effective solution due to instant USB connectivity offered by most PCs and laptops today making a special separate smart card reader redundant. Our architecture, which is based on the standard operating system interfaces, can eliminate the need for a back-end server, reducing the cost of implementing the solution. Our standard USB token draws its power from the USB port which eliminates the need for batteries, unlike competing technologies. The result is a highly cost effective solution for implementing strong user authentication.

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

Our Strategy

Our objective is to be the leading provider of security solutions to protect digital assets and enable secured e-business. To achieve this objective, we are pursuing the following strategies:

Extend our technology and introduce new products

We intend to leverage our technology, product strengths and expertise to further expand our core product functionality and continue to develop complementary solutions. We will continue to invest in research and development and expect to announce several new product and technology offerings during 2008. Current initiatives include the following:

•
expanding our eToken line of products, including a Java card based token and smart card, an eToken SSO 5.0 for the single sign-on, or SSO, market and a new eToken OTP only based device (eToken Pass) for the enterprise market;

•	introducing a new innovative and powerful architecture for Token management system (TMS) and eToken security applications;

•	progressing during 2008 with the certification process of the eToken devices according to the Common Criteria and FIPS 140-2 level 2&3 certifications to the new Java card based devices;

•	enhancing our offerings to the service providers market;

•	enhancing our enterprise offering;

•	developing new software authentication solutions for enterprise and consumer authentication; and

•	developing clientless tokens to enterprise and consumer authentication.

Provide customer focus to leverage our existing customer base

We believe our dedication to customer service has fostered significant loyalty within our customer base and that a significant portion of our revenues in 2007 were from repeat customers. In the software DRM field, repeat customers accounted for approximately 95% of our sales.  In addition, we believe that our established enterprise security customer base represents a significant opportunity to cross-sell our other enterprise solutions.

Establish new strategic OEM relationships and other distribution channels

We market our enterprise security products, eToken and eSafe, through indirect channels, including distributors, value-added resellers and system integrators, and in the last three years, through OEM relationships. We believe that this strategy allows us to provide our security solutions to the largest number of end-users. We intend to increase our channel sales to accelerate the growth of our enterprise security segment particularly by establishing OEM relationships with large technology vendors. In addition, we are exploring new business opportunities for the eToken product, including selling the eToken to on-line service providers for consumer authentication and marketing our new eToken SSO 5.0 to the SSO market.

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

Enterprise Security

Our enterprise security products address both safe access to networks, computers, applications and data (eToken) and exclusion of bad traffic (eSafe).

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

•
eToken devices, including the eToken NG-OTP, a hybrid token incorporating smart card technology with one-time password (OTP) functionality for authentication in detached mode, eToken PRO, a two-factor authenticator that employs a readerless smart card and is primarily used for secure network access and digital signing, eToken NG-FLASH that offers the same functionality as eToken PRO, with the addition of flash memory for mobile data storage , and eToken PASS, an OTP authentication device. All eToken devices can integrate with proximity technology for secure physical access.

•
eToken security applications, including software enabling certificate based and one-time-password based strong authentication, and single sign-on applications enabling secure storage and management of user authentication credentials on-board the token.

•
eToken SDKs (software development kits) that provide the APIs (application programming interfaces) and supporting documentation to enable organizations and third-party vendors to develop their own token-based security solutions, integrating eToken into their applications.

•
eToken TMS (token management system) is a full system for enterprise-wide life cycle management of tokens and their associated security applications. This product supports applications including Web access, secure e-mail, data encryption, network logon and VPN access. It enables administrator and end user self service management capabilities.

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

Sales and Marketing

Sales

We sell our software DRM products primarily to software developers and distributors while we sell our enterprise security solutions primarily through distributors, value-added resellers and system integrators. None of our customers accounted for more than 10% of our total revenues in 2005, 2006 or 2007.

In 2007, we recorded revenues of approximately $46.9 million from sales by distributors, representing 44% of our total revenues.

For a breakdown of our revenues by geographic markets, see “Item 5. Operating and Financial Review and Prospects-Revenue trends and drivers.”

We market and sell our software DRM solutions directly through our head office in Israel and through our international subsidiaries, including in the United States, the United Kingdom, Germany, France, the Netherlands, Spain, Italy, China, India and Japan. In addition, we have about 30 distributors covering additional countries not covered by our subsidiaries. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region a non-exclusive right to market our software DRM solutions for an initial term of one year. During this period, the distributor is required to meet minimum sales targets set out in the distribution agreement. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give prior written notice. Each distributor is responsible for preparing and submitting to us for approval a marketing plan for sales in that distributor’s sales territory and for obtaining and maintaining any local regulatory approvals required to sell our software DRM solutions in that territory.

We market and sell our enterprise security solutions, eSafe and eToken, through indirect channels, which include distributors, value-added resellers and system integrators. In addition to selling our enterprise security solutions through channel distributors, we are pursuing a strategy to establish OEM relationships with large technology vendors.

In April 2007, the Consortium for Indian Information Technology Education, referred to as CIITE, selected our eToken authentication solution to secure its vast network of e-Learning resources throughout India. During a three-year period, our eToken will be provided to CIITE's students wishing to access the CIITE Educational Portal. eToken will secure access to online academic services, including online libraries, video-based learning, and IT-related texts. CIITE's initiative emphasizes the use of technology among the country's current and upcoming generations of young professionals.

In addition to eToken, we have provided CIITE with eSafe content security solution and an authentication course - a comprehensive educational product, including academic-level DVD training course detailing authentication and security. This course will be used by students in CIITE-supported institutes and high-level educational organizations.

Marketing

We conduct a number of marketing activities to support the sale and distribution of our products. These activities are designed to inform existing and potential customers about the capabilities and benefits of our products. These marketing activities include:

•	press releases and press relations management;

•	industry analyst relations programs;

•	direct mail and channel-related campaigns;

•	e-mail sponsorships and campaigns;

•	publication of technical and educational articles in industry journals;

•	participation in, and presenting research papers at, industry trade shows;

•	organization of, and participation in, product and technology conferences and seminars;

•	competitive analysis and dissemination of materials demonstrating Aladdin’s superiority;

•	sales and technical events and roadshows for channel partners, customers, and prospects;

•	advertising in trade and industry focused magazines;

•	Internet promotion and advertising activities;

•	production and broadcast of webinars, blogs, and other new media;

•	development and distribution of literature about our company; and

•	development and ongoing maintenance of our web site, intranet and extranet.

Competition

Software DRM

Our software DRM solutions compete with hardware-based systems and software-based systems. In the hardware-based software licensing authentication token, or SLAT, market, we compete principally with SafeNet (which was acquired by Vector Capital in March 2007). We also compete in the SLAT market with a number of smaller vendors including WIBU Systems AG. In the software-based software protection market, we face competition from a larger number of vendors, primarily the software business unit of Macrovision Corporation and SafeNet, which provide software solutions for distribution and licensing.

Enterprise Security

Authentication. In the strong, or two-factor, authentication market, our eToken product line competes principally with smart cards and traditional strong authentication tokens, including OTP tokens, which are currently the dominant method of strong authentication. In addition, our eToken product line competes with other USB-based authentication systems. One of our competitors in the authentication market is EMC Corporation (formerly RSA Security Inc.) which holds a dominant position in the traditional authentication token market, in addition to VASCO Data Security International, Inc. and ActivIdentity Corp. Our principal competitor in the USB-based strong authentication market is SafeNet, in addition to Gemplus Incorporated S.A. and Eutron SpA. According to a report of Lazard Capital Markets in November 2006, we accounted for 34% of the global USB hardware authentication market in 2005, while SafeNet accounted for 25% of the market. The authentication market in which we operate is growing very fast during recent years. Accordingly, we face additional competition from new competitors and players in this field. In addition, large smart card vendors, such as Gemalto and Giesecke & Devrient GmbH (G&D), have begun also focusing on the enterprise and consumer authentication business.

Content security. Our primary competitors in the content security market for gateway solutions are BlueCoat, Fortinet, Trend Micro Inc., Websense Inc. and Secure Computing Corporation.  Each of them holds a significant position in this market. The overall content security market is characterized by a small number of large companies, such as Symantec Corporation, McAfee Inc. and Trend Micro, which together in 2005 accounted for over 75% of global revenues in this market, as well as a large number of smaller companies.

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

We cannot be certain that any patents, or patents that are advantageous to us, will be issued. We have 28 registered patents and 43 pending applications in the United States. We also had 12 registered patents and 57 pending applications outside of the United States.

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

Environmental Regulation

Our European activities require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards, including Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive). This directive provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. Certain of our products must be modified to meet this regulation. Complying with this directive imposes some additional costs and administrative burden on us. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

Manufacturing

The manufacturing process of our hardware-based products, which consists of tokens for our HASP and eToken products, involves the assembly of purchased components and sub-assemblies. We have one production facility in Kiryat Gat, Israel. After assembly, each hardware-based product is tested and packaged. We have entered into arrangements with subcontractors with respect to the assembly of our products, and to a limited extent, turnkey manufacturers. We believe that our current manufacturing facility, together with our arrangements with subcontractors and turnkey manufacturers and any future similar arrangements, will be sufficient to meet the projected demand for our products.

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

We license the anti-spam and web filtering functions incorporated in our eSafe product pursuant to license agreements which are automatically renewed for successive one-year terms, unless a notice of termination is given by either of the parties prior to the renewal. We pay our licensors royalties consisting of a percentage of our revenues from eSafe. In the event that any of our licensors cancels the license arrangement with us, we will be required to seek an alternate licensor for these functions.

C. Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below directly or through other subsidiaries, unless otherwise specified in the footnotes below. These subsidiaries are involved in distribution, support for and management of our products:

Name of Subsidiary	Country of Incorporation
Aladdin Knowledge Systems, Inc.	United States (New York)
Aladdin Japan & Co. Inc.	Japan
Aladdin Europe Ltd. (formerly Aladdin Western Europe Ltd.)	England and Wales
Aladdin Knowledge Systems India Pvt (1)	India
Aladdin Europe BV (formerly Aladdin Western Europe BV ) (2)	The Netherlands
Aladdin Europe S.A.R.L. (formerly Aladdin Western Europe S.A.R.L .)(2)	France
Aladdin Europe S.L. (2)	Spain
Aladdin Europe GmbH (formerly Aladdin Knowledge Systems Deutschland GmbH) (2)(3)	Germany
Aladdin Knowledge Systems Italy SRL(2)	Italy

(1)
99% of the outstanding share capital of this subsidiary is owned by Aladdin Knowledge Systems Ltd., and the remaining 1% shareholding is owned by our wholly-owned holding company, Hafalad BV, incorporated in the Netherlands.

(2)	Hafalad BV, our wholly-owned holding company, wholly owns this subsidiary. This subsidiary is involved in distribution, support and management of our products.

(3)	This subsidiary provides us with research and development services.

 We also have a representative office in China.

D. Property, Plants and Equipment

Our corporate headquarters and principal research and development facilities are located at Kiryat Arye industrial area in Petach Tikva, Israel. These facilities consist of 51,171 square feet which are leased for 5 years ending in August 2011, with an option to extend for an additional 5 years. Our manufacturing facility is located in a 11,755 square foot facility in Kiryat Gat, Israel. We lease this facility pursuant to a lease agreement that expires in June 2008, with an option to extend for an additional two years. We also lease a 13,659 square foot facility in Tirat Hacarmel, Israel used for our content security research and development activities, for a term expiring in December 2009, with an option to extend for two additional periods of 6 years in the aggregate.

Our subsidiaries also lease facilities in France, Germany, Japan, the Netherlands, the United Kingdom, Spain, Italy, China, India and the United States. These facilities are primarily used for sales and marketing functions. We also conduct research and development activities at our facilities near Munich, Germany.

Our aggregate annual lease expenses in 2007 for our facilities were $2.5 million. We believe that our current facilities, including our corporate headquarters and principal research and development facility, are adequate for our current and foreseeable needs. We believe we will be able to find alternate facilities if we require them or if we are unable to renew our existing leases on reasonable terms or at all.

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

Overview

We are a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and email-borne content, including spam and viruses. Our products are divided into two segments: software digital rights management (DRM) and enterprise security. Our software DRM products allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling the access to their networks (authentication) and what content their users can utilize (content security).

We were established in 1985 with our principal focus on software protection through our HASP product line. In the last decade, we completed five acquisitions of businesses and product lines which broadened our product offering and enhanced our research and development, direct marketing and selling capabilities.  We acquired our eSafe product line at the end of 1998. In 1999, we penetrated the enterprise security market by complementing eSafe with our eToken product line. As a result of the additional expenses incurred in this transition, as well as generally adverse economic conditions, we incurred net losses in 2001 and 2002. In 2003, we returned to profitability. At the beginning of 2004, we constituted our enterprise security segment as a separate reportable segment. In 2007, we generated 62% of our revenues from our software DRM segment and the rest from our enterprise security segment. All of our profits in 2007 were derived from our software DRM segment, as presented in Note 15 to our consolidated financial statements.

Reportable segments

We have two reportable segments: software security (DRM) and enterprise security. These segments are strategic business units that offer different products to different types of customers and are managed separately because each segment requires different marketing strategies. Increased adoption of our eToken and eSafe products has driven growth of our enterprise security segment although we currently derive all of our profit from the software DRM segment, as presented in Note 15 to our consolidated financial statements. The following table sets forth information for the periods indicated regarding the percentage of our revenues derived from each of our business segments:

	Year ended December 31,
	2005	2006	2007
Software DRM	69%	68%	62%
Enterprise security	31%	32%	38%

Revenues

We generate revenues from two main sources: sales of hardware products and software licenses. To date, we have derived the most of our revenues from sales of hardware products, although our software licenses have increased as a percentage of sales over the past five years.

In 2005, 2006 and 2007, part of our revenues was denominated in Euros, Japanese Yen and British pounds. When translating these revenues into U.S. dollars for the purposes of preparing our consolidated financial statements, our reported revenues are affected. We also refer you to "Item 11. Quantitative and Qualitative Disclosures About Market Risk” below for disclosure of the effect of changes in exchange rates on our overall revenues, gross profit and operating income for the years ended December 31, 2005, 2006 and 2007.

Revenue recognition

Product revenues. Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligation exists and collectibility is probable.

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

Our deferred revenues as of December 31, 2006 and 2007 were $6.2 million and $8.2 million, respectively. The increase was primarily due to an increase in time-based license revenues.

Revenue trends and drivers

Customer concentration. We sell our products to a large number of customers. In the past three years, no customer accounted for more than 10% of our revenues.

Geographic breakdown. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year ended December 31,
	2005	2006	2007
United States	33%	26%	23%
Europe (excluding Germany)	26	30	32
Germany	21	22	23
Japan	11	10	7
Israel	4	5	5
APAC	2	5	8
Others	3	2	2
Total	100%	100%	100%

Repeat customers. We consider the proportion of our revenues from repeat customers to be an important tool in analyzing our business in our software DRM segment. We believe that a significant portion of our revenues in 2007 was from repeat customers.

Cost of revenues and gross profit

Software DRM. Cost of revenues for our software DRM products consist primarily of the cost of components, manufacturing costs (including costs of subcontractors), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs.

Enterprise security. Cost of revenues for our eToken products consist primarily of the cost of components, manufacturing costs (including costs of subcontractors and to a limited extent, turnkey manufacturers), salaries and related personnel expenses for employees engaged in the manufacture and support of our products, and an allocation of overhead and facilities costs. Cost of revenues for eSafe consist primarily of costs associated with the provision of technical support, appliances and royalties payable to third-party licensees.

Our gross margin is impacted principally by the mix of hardware and software-based solutions that we sell due to the higher cost of revenues associated with hardware-based solutions. In 2007, cost of revenues included a $2.5 million fully expensed cost of developing and producing video based training materials in a tender in which we participated.

Operating expenses

Research and development. Research and development expenses consist primarily of salaries and related expenses. Other such expenses include subcontractor costs related to the design, development and testing of new products and technologies, product enhancements and an allocation of overhead and facilities costs.  Due to the short term between development and general availability of our products all research and development costs are expensed as incurred.

Selling and marketing. Selling and marketing expenses consist primarily of salaries and related expenses, commissions, marketing efforts, as well as travel and an allocation of overhead and facilities costs.

General and administrative. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, finance, legal, human resources, administrative, network and information systems personnel. Other such expenses include facilities maintenance, professional fees, allowance for bad debt, goodwill amortization and other general corporate expenses.

Financial income, net. Financial income, net, consists primarily of interest earned on bank deposits net of bank charges, interest and impairment on our investments in marketable securities, and foreign currency gains or losses.

Taxes on income. Although Israeli companies were generally subject to income tax at the corporate rate of 29% in 2007, we benefit from Israeli government tax exemption programs that reduce our effective tax rate as described under the caption “—Corporate Tax.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, based upon information available at the time, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated by us on an on-going basis. Actual results may differ from these estimates under different conditions. We believe that the application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowance for doubtful accounts

We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2007, our allowance for doubtful accounts was $401,000 and our trade receivables were $16.9 million.

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

Share based payments

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", referred to as SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", or APB 25, under which we previously accounted for our share based awards granted to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", or SFAS 123. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the terms of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

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

We used the Black-Scholes-Merton option-pricing model in 2006 through June 30, 2007 and the Monte-Carlo Simulation model thereafter, to estimate the fair value of options granted. The Monte-Carlo model considers characteristics of fair value option pricing that are not available under the Black-Scholes-Merton model. Similar to the Black-Scholes model, the Monte-Carlo model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, in addition, the Monte-Carlo model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, we believe that the Monte-Carlo model provides a fair value that is more representative of actual experience and future expected experience than that calculated using the Black-Scholes model.

As a result of adopting SFAS 123(R) on January 1, 2006, our income before taxes in 2006, was $2.3 million lower than if we had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for 2006, were both $0.15 lower than if we had continued to account for share-based compensation under APB 25.

We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Differences between estimated and actual forfeitures are reflected when probable.

Taxes on income and deferred tax

We account for income taxes using the asset and liability method. Deferred tax assets net of valuation allowances, totaled $3.3 million as of December 31, 2007. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately for each tax jurisdiction. We believe that sufficient uncertainty exists regarding our ability to realize our deferred tax assets in certain foreign jurisdictions and, accordingly, a valuation allowance has been established against the deferred tax assets in those jurisdictions. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to utilize the remaining deferred tax assets, net of valuation allowances. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination is made.

Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes generated in different tax jurisdictions, as well as the estimated level of annual pre-tax income. We are also subject to changing tax laws in the multiple jurisdictions in which we operate.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to betaken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. We adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting of FIN 48 was insignificant to our consolidated financial statements in the total amount of $182,000.

Tax returns are subject to audit by various taxing authorities. Although we believe that adequate accruals have been made for uncertain tax positions, additional gains or losses could occur in future years from resolution of outstanding matters. We continue to assess our uncertain tax benefits and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position.

Goodwill

Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, or SFAS 142, goodwill acquired in a business combination is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for impairment at least annually and between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of each reporting units with its carrying value. Our reporting units for purposes of the impairment test are our two operating segments, the software security DRM, and enterprise security. Fair value is determined for each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. As of December 31, 2007, we had total goodwill of $7.7 million on our balance sheet. We perform the annual impairment tests during the fourth quarter every year and no impairment losses were identified. In assessing the recoverability of our goodwill, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Intangible Assets

Intangible assets acquired are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Indefinite-lived intangible assets are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized using the straight-line method over the estimated useful life, as described in Note 2 to our consolidated financial statements.

Impairment of long-lived assets

Under Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. In 2005, 2006 and 2007, we have not recorded impairment charges for long-lived assets.

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

During 2006 and 2007, we invested in Athena Smartcard Solution Ltd., referred to as Athena, a Japanese company and an expert in developing smart card systems. The investment in this company is being accounted for using the equity method.

In January 2008, we increased our shareholdings in Athena to 38.8% by investing an additional $3 million in Athena. As part of this transaction, we were granted an option, exercisable in 2011, to acquire the entire share capital of Athena from its current shareholders, based on Athena's performance in 2010. Furthermore, in order to prevent a takeover of Athena before 2011, when the option becomes exercisable, the agreement provides that in the event that any other party offers to purchase the entire share capital of Athena at any time before the end of 2010, we shall have a right of first refusal to purchase all the shares from the other shareholders, at a 20% discount from the offered price. This right of first refusal will also apply to any offers by third parties to acquire any substantial part of the business, assets or intellectual property of Athena, including by way of a merger. We were also granted the right to appoint one director (out of five) to Athena's board.

Due to the above mentioned investment and related rights, we will consolidate Athena from the closing date of the additional investment based on the guidance of Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No.51”, as revised.

Litigation

Management sets aside liabilities related to litigation brought against us when it is probable that a loss has been incurred and the amount of the potential loss can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, our management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of operations.

Impact of recently issued accounting standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis, is not anticipated to materially impact our consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We are currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS 159. Under this Standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007)“Business Combinations”, or SFAS 141R. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” referred to as SFAS 160. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of SFAS 160 is not anticipated to materially impact our consolidated financial position and results of operations.

A. Operating Results

The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2005	2006	2007
Revenues:
Software security	69.2%	68.0%	62.0%
Enterprise security	30.8	32.0	36.0
Revenues related to educational products	-	-	2.0
Total revenues	100.0	100.0	100.0
Cost of revenues:
Software security	12.1	10.5	11.1
Enterprise security	8.7	12.0	12.4
Cost related to educational products	-	-	2.4
Total cost of revenues	20.8	22.5	25.8
Gross profit	79.2	77.5	74.2
Operating expenses:
Research and development	14.8	16.1	17.4
Selling and marketing	33.0	32.2	31.4
General and administrative	13.7	14.4	12.3
One-time lawsuit charge	2.4	-	-
Total operating expenses	63.9	62.7	61.1
Operating income	15.3	14.8	13.1
Financial income, net	1.3	3.7	4.1
Other income, net	-	0.3	-
Income before taxes on income	16.6	18.8	17.2
Taxes on income	1.5	3.0	2.6
Income before equity in loss of an affiliate	15.1	15.8	14.6
Equity in loss of an affiliate	-	-	(0.5)
Net income	15.1%	15.8%	14.1%

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

Total revenues increased by 19% to $105.9 million in 2007 from $89.0 million in 2006.

Software DRM. Revenues from software DRM increased by 9.2% to $66.1 million in 2007 from $60.6 million in 2006. This increase was attributable to increased HASP sales in international markets, mainly in Europe and APAC.

    Enterprise security. Revenues from enterprise security increased by 40% to $39.8 million in 2007 from $28.5 million in 2006. This increase was attributable to a 54% increase in eToken sales mainly in Europe and APAC and a 20.4% increase in eSafe sales, mainly in the Israeli local market and in Europe.

Cost of revenues

Total cost of revenues increased by 36.6% to $27.3 million in 2007 from $20.0 million in 2006.

Software DRM. Cost of revenues for software DRM increased by 26.4% to $11.7 million in 2007 from $9.3 million in 2006. This increase was primarily attributable to an increase in overhead costs needed to support our increased revenues. Gross margin from software DRM products decreased to 82.2% in 2007 compared to 84.7% in 2006.

Enterprise security. Cost of revenues for enterprise security increased by 45.4% to $15.6 million in 2007 from $10.7 million in 2006. An increase of $2.5 million is attributable to the cost of developing and producing video based training ("VBT") materials in a tender in which we participated. The increase is also attributable to an increase in sales of our enterprise security products. Gross margin from enterprise security, excluding the VBT cost, increased to 65.4% in 2007 compared to 62.4% in 2006. In 2006, we recorded a decrease in gross margin attributable to several deals we had in the Asia-Pacific region that were conducted at a low gross margin in order to penetrate this market. In 2007, the extent of this type of deals was significantly lower.

Gross profit increased by 13.8% to $78.6 million in 2007 from $69.0 million in 2006. Excluding the $2.5 million VBT cost, gross profit increased by 14.5% in 2007 compared to 2006. Our gross margin, excluding the VBT cost, decreased to 76.1% in 2007 from 77.5% in 2006, reflecting the mix between geographies and segments.

Research and development

Research and development expenses increased by 28.2% to $18.4 million in 2007 compared to $14.3 million in 2006, representing 17.4% of revenues in 2007 compared to 16.1% in 2006. This increase was primarily attributable to a significant increase in the eToken research and development activity.

Selling and marketing

Selling and marketing expenses increased by 15.7% to $33.2 million in 2007 from $28.7 million in 2006, in order to support our increased revenues. As a percentage of revenues, selling and marketing expenses decreased to 31.4% in 2007 compared to 32.2% in 2006.

General and administrative

General and administrative expenses increased by 2.2% to $13.1 million in 2007 from $12.8 million in 2006. As a percentage of revenues, general and administrative expenses decreased to 12.3% in 2007 from 14.4% in 2006.

Financial income, net

Financial income, net, in 2007 was $4.3 million compared to financial income, net, of $3.2 million in 2006. The increase was primarily attributable to interest income earned on the proceeds from our secondary offering consummated in 2005.

Taxes on income

Taxes on income were $2.8 million or 15.2% of income before taxes in 2007 compared to $2.7 million or 16.1% of income before taxes in 2006. The lower tax rate was primarily attributable to an increase in income before taxes from jurisdictions with lower tax rates.

Equity in loss of an affiliate.

Equity in loss of an affiliate increased from zero in 2006 to $0.5 million in 2007 due to a loss of our affiliate, Athena Smartcard Solution, Ltd.

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

Selling and marketing

    Selling and marketing expenses increased by 6.5% to $28.7 million in 2006 from $27.0 million in 2005. This increase was mainly attributable to the increase of $732,000 of stock based compensation expenses as a result of adopting SFAS 123(R). As a percentage of revenues, selling and marketing expenses were stable at 32.2% in 2006 compared to 33.0% in 2005.

General and administrative

General and administrative expenses increased by 14.4% to $12.8 million in 2006 from $11.2 million in 2005. This increase was primarily attributable to an increase in compensation expenses mainly $776,000 of stock based compensation expenses as a result of adopting SFAS 123(R). As a percentage of revenues, general and administrative expenses increased to 14.4% in 2006 from 13.7% in 2005.

Operating expenses in 2005 included a $2.0 million one-time charge to settle a patent lawsuit representing 2.4% of revenues in 2005.

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

B. Liquidity and Capital Resources

Our primary sources of liquidity are our cash, cash equivalents and marketable securities and our cash flow from operations. In 2005, we also had proceeds from our secondary offering completed on March 30, 2005. This underwritten public offering of 2,000,000 ordinary shares resulted in net proceeds to us of $38.8 million after deducting the underwriting discount and offering expenses. As of December 31, 2007, we had cash, cash equivalents and marketable securities aggregating $90.3 million.

On April 1, 2007, our board of directors authorized the use of a portion of our available cash for the repurchase of Aladdin’s ordinary shares. According to the terms of the buy-back program approved by the board, we were authorized to repurchase Aladdin’s ordinary shares utilizing up to $10 million or to repurchase such number of ordinary shares not to exceed 500,000 shares. On June 11, 2007, our board of directors increased the extent of the buy-back program by an additional $10 million and on October, 25, 2007, our board of directors approved an additional increase of $10 million. The combined total authorization now stands at $30 million. As of December 31, 2007, we repurchased 928,697 shares utilizing approximately $20 million.

Under the buy-back program, we are authorized to repurchase Aladdin’s shares, from time to time, in the open market, based on market conditions, share price and other factors. Purchases are made in compliance with the applicable provisions of Section 302 of the Israeli Companies Law, 1999, the applicable provisions of Rule 10b-18 of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and Regulation M promulgated under the Exchange Act. In accordance with the Israeli law, shares purchased by us under the buy-back program do not confer upon us any rights.

Our operating activities provided cash in the amount of $22.1 million in 2007 and $18.9 million in 2006. The major contributing factors in 2007 were higher net income excluding stock based compensation expenses and increase in trade payables, offset by an increase in accounts receivable, mainly attributed to the increase in revenues. Our operating activities provided cash in the amount of $18.9 million in 2006 compared to $14.6 million in 2005. In 2006, our cash generated from operating activities was impacted by higher net income excluding stock based compensation expenses, offset by an increase in accounts receivable, mainly attributed to the increase in revenues.

Our investing activities provided cash in the amount of $34.8 million in 2007, mainly consisting of proceeds from available-for-sale marketable securities less purchases in the amount of $38.6 million, offset by the purchase of property and equipment in the amount of $3.3 million and investment in other companies, in the amount of $0.5 million. Our investing activities used cash in the amount of $8.5 million in 2006, mainly consisting of investments in available-for-sale marketable securities less proceeds in the amount of $2.1 million, investment in other assets in the amount of $2.5 million and the purchase of property and equipment in the amount of $4.6 million, offset by proceeds from return on investments of other companies, net of investment in other companies, in the amount of $0.6 million. Our investing activities used cash in the amount of $42.7 million in 2005 mainly consisting of an investment in available-for-sale marketable securities in the amount of $40.5 million and the purchase of property and equipment in the amount of $2.3 million.

Our financing activities used cash in the amount of $19.3 million in 2007, consisting of $20 million used for the purchase of our shares under our share buy-back program which were offset by $0.7 million resulting from the exercise of stock options by employees. In 2006 and 2005, our financing activities provided cash in the amount of $0.8 million and $39.3 million, respectively, resulting mainly from the exercise of stock options by employees in 2006 and receipt of proceeds from issuance of shares in 2005 and proceeds from the exercise of stock options by employees.

We had working capital of $104.0 million as of December 31, 2007, $100.6 million as of December 31, 2006 and $85.0 million as of December 31, 2005.

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

During the first quarter of 2007, IDesia completed an additional investment round in which we did not participate, and therefore as of December 31, 2007, we owned 16.58% of the share capital of IDesia.

As of December 31, 2007, we invested an aggregate amount of $8.1 million in two investment funds managed by Tamir Fishman Ventures Management II Ltd.  We have no control over the operating and financial policies of these funds. In 2002, we recorded an impairment charge of $1.0 million related to these investments.

In 2005 and 2006, as a result of exit transactions of portfolio companies of Tamir Fishman, we received cash distributions of $910,000 and $1.7 million, respectively. The proceeds received from these cash distributions were recorded as a return of investment. In February 2008, we sold approximately 52% of our investment in the investment funds managed by Tamir Fishman. The consideration was $2.9 million and the net gain was $614,000. We expect to sell the remainder of this investment during 2008.

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

In January 2008, we increased our shareholdings in Athena to 38.8% by investing an additional $3 million in Athena. As part of this transaction, we were granted an option, exercisable in 2011, to acquire the entire share capital of Athena from its current shareholders, based on Athena's performance in the 2010. Furthermore, in order to prevent a takeover of Athena before 2011, when the option becomes exercisable, the agreement provides that in the event that any other party offers to purchase the entire share capital of Athena at any time before the end of 2010, we shall have a right of first refusal to purchase all the shares from the other shareholders, at a 20% discount from the offered price. This right of first refusal will also apply to any offers by third parties to acquire any substantial part of the business, assets or intellectual property of Athena, including by way of a merger. We were also granted the right to appoint one director (out of five) to Athena's board.

Due to the above mentioned investment and related rights, we will consolidate Athena from the closing date of the additional investment based on the guidance of Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No.51”, as revised.

Corporate Tax

Israeli companies are generally subject to income tax at the declining corporate rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. We benefit from Israeli government tax exemption programs that reduce our effective tax rate. We currently have several effective expansion programs that have been granted approved enterprise status.  Therefore, we are eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs was exempt from income tax during the first two years in which these investment programs produced taxable income and are currently subject to a reduced tax rate of zero and 10% to 25% (depending on the specific program) for the remaining eight years of the programs. In order to enjoy these benefits, we have determined not to declare dividends or otherwise distribute earnings out of tax exempt income. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties accrued thereon. Since our taxable income is derived from more than one approved enterprise program and since part of our taxable income is not derived from an approved enterprise (including taxable income of our subsidiaries), our effective tax rate is a weighted average rate based on the various applicable rate and tax exemptions.

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

As of December 31, 2007, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $27.7 million, the majority of which related to our United States and German subsidiaries. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

C. Research and Development, Patents and Licenses

In 2007, we spent $18.4 million on research and development activities, in 2006 we spent $14.3 million and in 2005 we spent $12.1 million. The increase in the amount spent on research and development activities in 2007 compared to 2006 and the increase in the amount spent in 2006 compared to 2005 were primarily attributable to a significant increase in the eToken research and development activity. The increase in the amount spent on research and development activities in 2006 compared to 2005 is also attributable to an increase of $666,000 of stock based compensation expenses as a result of adopting SFAS 123(R).

For a description of our research and development activities, see “Item 4. Information on the Company—Business Overview—Our Strategy—Extend our technology and introduce new products.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company—Business Overview—Our Strategy—Intellectual Property.”

D. Trend Information

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

In addition, a number of participants in the computer industry are involved in an initiative to implement “trusted computing” functions which may replicate some of the features of our software DRM products. In particular, Microsoft Corporation is involved in the development of its “Next-Generation Secure Computing Base” architecture which, among other things, is intended to contain software DRM functionality. Furthermore, a consortium of companies in the computer industry, including Advanced Micro Devices, Inc., Hewlett-Packard Company, IBM Corporation, Intel Corporation, Microsoft, Sony Corporation and Sun Microsystems, Inc. have formed the Trusted Computing Group to implement trusted computing. The Trusted Computing Group’s principal goal is the development of an additional chip that enhances security of computers.

Moreover, software developers are continuously adding security features to new versions of their software that are designed to limit intrusions by unauthorized users or viruses and spyware via the Internet. Microsoft has announced an anti-virus service geared towards consumers as well as a new strategy for anti-virus protection for businesses. In addition, the new version of Windows (Vista) has many security features that are designed to minimize penetration of malicious code. Stronger security in future Microsoft platforms may significantly minimize the vulnerabilities through which virus and vandal penetration is possible. This, in turn, might lower the need to implement anti-virus and content security solutions such as eSafe. As the incorporation of such features in future versions of operating systems and software make these systems less susceptible to outside penetration, our eSafe product may be rendered obsolete or unmarketable.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years

Operating lease obligations (1)	$9,137	$3,667	$3,010	$2,460	—
Purchase obligations (2)	5,353	5,353	—	—	—
Other long-term obligations (3)	208	208	—	—	—
Total contractual obligations	$14,698	$9,228	$3,010	$2,460	—

(1)	Consists of operating leases for our facilities and for vehicles.

(2)
Consists of purchase orders for components for our products that have not been received by us. In some cases, we are entitled to terminate our commitment upon advance notice, which is subject to a penalty.

(3)
In 2000, we signed an agreement with Tamir Fishman Ventures Management II Ltd. and Tamir Fishman Ventures II LLC pursuant to which we committed to invest up to $8.5 million (of which $8.1 million had been invested by December 31, 2007) in Tamir Fishman Ventures II LLC at their request. We based our assumption of the timing of future investments based on our past experience, since we cannot foresee when the demands will be placed. In February 2008, we sold approximately 52% of our investment thus reducing the commitment accordingly.

The table does not include obligations for accrued severance pay under Israel’s Severance Pay Law, 1963, which as of December 31, 2007 was $4.8 million, of which $3.9 million was funded through deposits into severance pay funds, leaving a net obligation of $900,000. In addition, the table does not include obligations for unrecognized tax benefits of $2.5 million as of December 31, 2007.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our executive officers and directors, their ages and positions, as of the date of this report are as follows:

Name	Age	Position
Jacob (Yanki) Margalit	45	Chairman of the Board and Chief Executive Officer
Aviram Shemer	38	Chief Financial Officer
Elinor Nissensohn	34	Vice President, Global Sales and Marketing
David Assia (1)	56	Director
Menahem Gutterman (1)(2)	68	Director
Orna Berry (1)(2)	58	Director
Dany Margalit	41	Director

(1)	Member of the audit committee and independent director under the Nasdaq Global Market listing requirements.

(2)	Outside director under the Israeli Companies Law.

Jacob (Yanki) Margalit founded our company in 1985 and has served as our chairman of the board and chief executive officer since 1987. Mr. Margalit served as our chief financial officer from 1987 to 1993 and has served as a director since 1985. Jacob Margalit is the brother of Dany Margalit.

Aviram Shemer was appointed as our chief financial officer in January 2007. During 2006, Mr. Shemer served as the chief financial officer of PowerDsine Ltd., a developer of power over ethernet (PoE) solutions recently acquired by Microsemi Corporation. In 2006, Mr. Shemer also served as vice president, finance of Alvarion Ltd., a provider of wireless broadband solutions and specialized mobile networks. From 1999 until 2005, Mr. Shemer served at Aladdin in various positions, including serving as vice president, finance in 2005. Mr. Shemer holds a B.A. in accounting and economics and an MBA with a specialization in finance and accounting from Tel Aviv University.

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

David  Assia has served as a director since 1993. Mr. Assia is a co-founder of Magic Software Enterprises Ltd., or Magic, a provider of development and integration technology, and of Formula Vision Technologies (F.V.T.) Ltd., a software holding company.  From 1983 to 1996 and from 2005 until 2007, Mr. Assia served as the chief executive officer and chairman of the board of directors of Magic. Mr. Assia is also a member of the boards of directors of Radview Software Ltd., a developer of verification software, RRSat Global Communications Network Ltd., a provider of end to end transmission services to the television and radio industries, and the Weizmann Institute of Science. Mr. Assia holds a B.A. in economics and statistics and an M.B.A. from Tel Aviv University.

Dr. Menahem Gutterman has served as one of our outside directors since 2000. Since January 2005, Dr. Gutterman has been the deputy president for research, development and relations with industry of AFEKA - Tel-Aviv Academic College of Engineering. From 2001 until January 2005, Dr. Gutterman was a senior managing partner of Atid Capital Partners, an American/Israeli venture capital fund. Dr. Gutterman served as executive vice president and head of the operations information systems division of Israel Discount Bank Ltd. from 1992 until 2001. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in mathematics from the Technion-Israel Institute of Technology.

Dr. Orna Berry has served as one of our outside directors since 2001. Dr. Berry is a venture partner in Gemini Israel Funds Ltd. Since January 2007, Dr. Berry has served as the chairperson of the Israel Venture Capital Association (IVA) and since 2005 she has chaired Prime Sense Ltd.  Dr. Berry serves as an external director of a number of publicly traded companies. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000. From 1993 until 1997, Dr. Berry was a co-president of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG. During 1992 and 1993, Dr. Berry served as a researcher in both IBM and Unisys and had a fellowship at the Rand Corporation during her PhD studies. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California.

Dany Margalit joined our company in 1987 as a research and development manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed executive vice president, research and development and served in this position until 1998. From 1998 until April 2006, Mr. Margalit served as our executive vice president, technologies. Since April 2006, Mr. Margalit has served as an advisor to our company. Mr. Margalit holds a B.Sc. in mathematics and computer science from Tel Aviv University. Dany Margalit is the brother of Jacob Margalit.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the year ended December 31, 2007, we paid in the aggregate approximately $1.8 million as direct remuneration to our directors and executive officers. This amount includes directors’ fees and expenses and amounts set aside or accrued to provide pension, social security or similar benefits. This amount does not include amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including business travel, professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel.

The compensation paid to our directors, including to our directors who also serve as executive officers, is subject to the approval of our audit committee, board of directors and shareholders.

Outside Directors. We reimburse our outside directors at the maximum amount permitted under the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, which include the following amounts:

(i)	an annual cash remuneration of NIS 42,245; and

(ii)	participation fees of NIS 1,625 for every meeting of the board of directors or its committees in which the outside directors participate.

The above mentioned amounts are linked to the Israeli consumer price index in accordance with the Companies Regulations.

In addition, until December 2007, we granted to each of our outside directors options to purchase 12,000 ordinary shares under the Company's Worldwide 2003 Share Option Plan, for each three-year term of service. The exercise price per share equaled the closing price of our ordinary shares on the Nasdaq Global Market on the last day of trading prior to the approval of the grant by the shareholders meeting. The options vest in three installments at the end of each of the three years of service, subject to the outside director’s continued service as an outside director at each of these dates. Our current policy is to discontinue these option grants

Non-employee directors. We reimburse our non-employee directors, which currently include Mr. David Assia and Mr. Dany Margalit, in the same amounts approved for our outside directors.

Jacob (Yanki) Margalit. Effective October 2002, we entered into an agreement with Jacob (Yanki) Margalit, our chairman and chief executive officer, which provides for an annual base salary of $150,000. Under his employment terms, since the first quarter of 2002, Mr. Margalit has received an annual performance-based bonus equivalent to 1.5% of year-to-year increases in our annual revenues. In addition, since the first quarter of 2002, Mr. Margalit also has received a quarterly performance-based bonus equivalent to 3.0% of our quarterly net profits. Under this arrangement, in 2007, Mr. Margalit was granted a cash bonus in the amount of $379,000. In April 2003, we granted to Mr. Margalit options to purchase 100,000 of our ordinary shares at an exercise price per share of $1.20, representing a discount of $1.47 to the last reported sale price of our ordinary shares on the Nasdaq Global Market on the date of grant. One-third of the options became exercisable on each of the first three anniversaries of the date of grant. The options expire in April 2013. In accordance with Mr. Margalit's employment terms, Mr. Margalit also uses a company car and is entitled to 25 days of paid vacation per year, as well as other benefits commonly paid by companies in Israel.

Dany Margalit. Dany Margalit served as our executive vice president, technologies, until April 2006. In December 2003, we granted to Mr. Margalit options to purchase 65,000 of our ordinary shares at an exercise price per share of $8.52, representing the last reported sale price of our ordinary shares on the Nasdaq Global Market on the date of grant. One quarter of the options became exercisable on each of the first four anniversaries of the date of grant. The options expire in December 2013. As of April 2006, Mr. Margalit began providing our company with advisory services pursuant to an agreement entered into between him and us. Under the terms of the agreement, in consideration for these services, we pay him a monthly compensation of $6,000. In addition, we reimburse Mr. Margalit, currently a non-employee director of our company, in the same amounts payable to our outside directors.

C. Board Practices

Board of directors and executive officers

Our articles of association provide that we may have up to eight directors, each of whom, except for our outside directors, are elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of five directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our outside directors whose terms will expire pursuant to the Israeli Companies Law, 1999, hereinafter referred to as the Companies Law, as described under “—Outside Directors.” Other than Jacob (Yanki) Margalit, our chairman and chief executive officer, and Dany Margalit, a director, none of our directors are employed by us or are party to a service contract with us.

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

The initial term of an outside director is three years and may be extended for an additional three year term. Under a recent amendment to the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may appoint an outside director for additional three-year terms, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. On December 31, 2007, Dr. Orna Berry was re-appointed as an outside director for a third three-year term, ending December 31, 2010. In December 2006, Dr. Menahem Gutterman was appointed as an outside director for a third three-year term, ending December 31, 2009.

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

In addition to the requirements of the Israeli law, we comply with the Nasdaq Global Market listing requirements and the rules and regulations promulgated by the Securities and Exchange Commission, or the SEC, pursuant to which our board of directors must consist of a majority of independent directors (including all members of our audit committee) as defined in those rules. We believe that each member of our audit committee currently satisfies this requirement.

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

Audit committee

The board of directors of an Israeli public company must appoint an audit committee comprised of at least three directors, which must include all of the company’s outside directors. The chairman of the board, any controlling shareholder, any relative of a controlling shareholder or any director which is employed or provides services to the company on a regular basis (other than as a board member) may not serve on the audit committee. Under the Nasdaq Global Market listing requirements and the rules and regulations promulgated by the SEC, we are required to have an audit committee consisting solely of independent directors who are financially literate, one of whom has accounting or related financial management expertise.

Currently, the members of our audit committee are Mr. Assia, Dr. Gutterman and Dr. Berry. We believe that Mr. Assia qualifies as a financial expert under the SEC and NASDAQ rules.

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

Compensation and nominating committees

Our compensation and nominating committees each consist of our independent directors, Mr. Assia, Dr. Gutterman and Dr. Berry. In accordance with the Nasdaq Marketplace Rules, each of our compensation and nominating committees adopted a charter which sets forth each committee’s responsibilities. Pursuant to its charter, the compensation committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our share option plans. The nominating committee is responsible for recommending to the board of directors nominees for board membership. Each charter requires that the composition of such committee satisfy the independent director requirements of the Nasdaq Marketplace Rules.

D. Employees

As of December 31, 2007, we and our subsidiaries had 464 employees, 269 of whom were based in Israel, 117 in Europe, 63 in the United States, 12 in Japan and Asia and 3 in India.

The following table sets forth for the last three fiscal years the breakdown of our employees by activity:

	As of December 31,
	2005	2006	2007
Activity
Operations , logistics and manufacturing	58	70	72
Research and development	163	174	176
Marketing and sales	92	111	136
Administration and management	87	85	80
Total	400	440	464

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

E. Share Ownership

All of the persons listed above, under the caption “Directors and Senior Management” who are employed by us, own shares and/or options to purchase ordinary shares. Except as set forth below, none of the named directors or employees owns shares and/or options amounting to 1% or more of our outstanding ordinary shares. As of March 1, 2008, Jacob (Yanki) Margalit beneficially owned 1,858,549 ordinary shares, representing 13.3% of our outstanding share capital, and Dany Margalit owned 924,195 ordinary shares, representing 6.6% of our outstanding share capital. Information regarding our share option plans presented in Note 14(e) to our consolidated financial statements is incorporated herein by reference.

Between 1993 and 2007, we implemented several employee share options plans. A total of 3,773,750 ordinary shares are authorized for issuance under the plans. As of December 31, 2007, options to purchase an aggregate of 434,174 ordinary shares were still available for future grants. Under the plans, full-time employees, officers and directors of our company may be granted options to purchase ordinary shares. The options granted are at an exercise price that equals the fair market value or the price of the shares at the date of grant. The options generally vest over a period of two to four years from the date of grant, and expire no later than five or ten years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.

In January 2007, our board of directors approved an amendment to our Worldwide 2003 Share Option Plan pursuant to which we are authorized to grant to employees restricted share units (in addition to options to purchase shares initially authorized under the plan) in accordance with the terms of the plan. As of March 1, 2008 we have not yet granted to our employees restricted share units under the plan.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of the date of this report by:

•	each shareholder known by us to own beneficially more than 5% of our outstanding ordinary shares, as recorded in schedules 13G, 13G/A and 13D published with the SEC to date; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless indicated otherwise, to our knowledge, the persons and entities named in the table below have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Share options that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of the beneficial owner of such options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is c/o Aladdin Knowledge Systems Ltd., 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel.

The percentage of shares beneficially owned is based on 13,863,858 ordinary shares outstanding as of March 1, 2008, and excludes 928,697 shares which were purchased under our buy-back program and are held by Aladdin. Pursuant to Israeli law, the shares held by Aladdin do not confer upon Aladdin any rights. For more information about our buy back program, see “Item 5.B. Liquidity and Capital Resources” above.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares
Juniper Trading Services, Inc. (1)	2,104,700	15.2%
Jacob (Yanki) Margalit (2)	1,858,549	13.3%
Galleon Advisors, L.L.C. (3)	1,641,740	11.8%
BlackRock, Inc. (4)	993,272	7.2%
FMR Corp. (5)	1,273,200	9.2%
Manning & Napier Advisors Inc. (6)	1,131,793	8.2%
Dany Margalit (7)	924,195	6.6%
All directors and executive officers as a group (7 persons) (8)	2,843,344	20.2%

___________
(1) Based on a Schedule 13D filed on September 29, 2000. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.
(2) Based on a Schedule 13G/A filed on February 14, 2008.
(3) Based on a Schedule 13G/A filed on February 15, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Galleon Advisors, KKC, Galleon Management, LLC, Galleon Management, LP, Galleon Captain's Partners, LP, Galleon Captain's Offshore, LTD, Galleon Technology Partner II, LP, Galleon Technology Offshore, LTD., Galleon Explorers Partners, LP, Galleon Explorers Offshore LTD. and Galleon Buccaneer’s Offshore, Ltd. Galleon Management, L.P. is located at 135 East 57th Street, 16th Floor, New York, New York, 10022 and is controlled by Raj Rajaratnam.
(4) Based on a Schedule 13G filed on February 8, 2008. The beneficial ownership indicated above represents the beneficial ownership of BlackRock Inc. on behalf of the following investment advisory subsidiaries of BlackRock, Inc.: BlackRock Advisors LLC, BlackRock Asset Management UK Ltd., BlackRock Capital Management, Inc., BlackRock Investment Management LLC, BlackRock Financial Management, Inc., BlackRock Japan Co. Ltd. and State Street Research & Management Co. BlackRock, Inc. is located at 40 East 52nd Street, New York, NY 10022.
(5) Based on Schedule 13G filed on February 14, 2007. The beneficial ownership indicated above represents the aggregate beneficial ownership of FMR Corp. and Fidelity International Limited, parent companies of various investment advisors that manage institutional accounts and open-end investment companies. FMR Corp. is located at 82 Devonshire Street, Boston, Massachusetts, and Fidelity International is located at P.O. Box 670, Hamilton, HMCX, Bermuda.
(6) Based on a Schedule 13G filed on February 8, 2008. Manning & Napier Advisors Inc. is located at 290 Woodcliff Drive, Fairport, NY 14450.
(7) Based on a Schedule 13G/A filed on February 14, 2008.
(8) Consists of 2,617,744 ordinary shares and options to purchase 225,600 Ordinary Shares

To our knowledge, the significant changes in the percentage of ownership held by any major beneficial shareholders during the past three years have been the decrease in the percentage of ownership held by FMR Corp (from 14.7% to 9.2% as of February 14, 2007) and the sale by Tracer Capital Management of its entire shareholdings in the company.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except for Aladdin which has no voting rights with respect to the shares held by it.

As of March 1, 2008, there were a total of 49 holders of record of our outstanding ordinary shares, of which 32 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 82% of our issued and outstanding ordinary shares.

B. Related Party Transactions

Directors Fees

We pay directors fees in respect of service by our non-employee directors (including outside directors). For more information, see “Item 6.B. Directors, Senior Management and Employees - Compensation.”

Agreements with Directors and Officers

Employment agreements

We maintain written employment agreements with all of our officers. In addition, we entered into a written agreement with Dany Margalit, a director and advisor of our company. For more information regarding the compensation of our officers and directors, see “Item 6.B. Directors, Senior Management and Employees - Compensation.”

Indemnification and insurance

We have entered into agreements with each of our officers and directors undertaking to exculpate and indemnify them to the fullest extent permitted by our articles of association. This indemnification is limited to events and amounts determined as foreseeable by the board of directors. In the opinion of the SEC, such indemnification of directors and officers for liabilities arising under the Securities Act of 1933, as amended, referred to as the Securities Act, is against public policy as expressed in the Securities Act and is therefore unenforceable.

Our directors and officers are currently covered by a directors and officers’ liability insurance policy. To date, no claims for liability have been submitted under this policy.

For more information about indemnification and insurance of our directors and officers, see Item 10.B. Memorandum and Articles of Association - Exculpation, insurance and indemnification of directors and officers.”

Transactions with an affiliate

In October 2006, we entered into a license agreement with Athena. Pursuant to this agreement Athena granted Aladdin a worldwide perpetual non revocable, transferable, non-exclusive license to use any intellectual property rights, including without limitation patents, trade secrets, trademarks and copyrights in the licensed software for the amount of $250,000. Aladdin can solely use the license and market, sublicense, distribute and sell it as embedded in or integrated with Aladdin products.

In addition, we purchase from Athena certain components and Athena provides us with certain research and development services.

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

We submitted claims in the U.S. District Court for the District of Delaware (the "District Court") against a Chinese entity, Feitian Technologies Co. Ltd., and a number of other entities, who, we allege, act as U.S. distributors for Feitian and who, with or through Feitian, import, distribute, sell and offer for sale certain products that we believe infringe two of our U.S. patents. One of the defendants entered into a settlement agreement with us in which it acknowledged the validity and enforceability of the patents, acknowledging that certain products manufactured or distributed by Feitian infringe those patents, and agreed to cease to import, distribute, sell, or offer to sell in or into the United States any products that infringe these patents. Feitian and several other defendants moved to dismiss the case on the basis that the court did not have jurisdiction over them. The court granted the motion as to certain defendants and dismissed the case against them without prejudice. The court denied the motion as to Feitian and another defendant, RS-Computer. The court allowed us to proceed with the discovery to support our claim that the court has jurisdiction over Feitian and RS-Computer. Upon the completion of the discovery, we filed a supplemental brief with the court concerning the jurisdictional issues. On February 19, 2008, the District Court held that personal jurisdiction exists in Illinois and ordered, among other things, that the action be transferred to the United States District Court for the Northern District of Illinois. We intend to vigorously pursue our claims. At this stage, we cannot predict the outcome of the proceedings.

Dividend policy

We currently intend to retain all earnings to support our operations and to finance the growth and development of our business, and have no current intentions to declare or pay any dividends on our ordinary shares. We are not subject to any contractual restrictions on paying dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2007.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details

On March 1, 2008, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $21.2 per share.

The table below sets forth the high and low closing sales prices of our ordinary shares, as reported by the Nasdaq Global Market during the periods indicated:

Annual	High	Low
2007	$26.57	$16.83
2006	23.57	13.72
2005	25.40	15.95
2004	32.12	8.73
2003	10.10	2.25

Quarterly
First Quarter 2008 (through March 1, 2008)	$26.02	$17.98
Fourth Quarter 2007	26.57	22.40
Third Quarter 2007	23.29	20.63
Second Quarter 2007	22.78	16.89
First Quarter 2007	19.53	16.83
Fourth Quarter 2006	19.49	16.52
Third Quarter 2006	20.35	13.72
Second Quarter 2006	23.57	19.15
First Quarter 2006	22.49	16.81

Most Recent Six Months
February 2008	$22.64	$19.92
January 2008	26.02	17.98
December 2007	26.57	25.63
November 2007	26.18	23.33
October 2007	24.81	22.40
September 2007	22.38	20.79

The following table sets forth, for the periods indicated, the high and low closing sales prices of our ordinary shares on the Tel Aviv Stock Exchange:

Annual	High	Low
2007	NIS 104.50	NIS 70.60
2006	108.30	60.83
2005	112.40	73.88
2004 (since July, 28, 2004)	137.80	69.47

Quarterly
First Quarter 2008 (through March 1, 2008)	NIS 102.90	NIS 66.21
Fourth Quarter 2007	104.50	89.96
Third Quarter 2007	97.94	85.01
Second Quarter 2007	91.78	70.78
First Quarter 2007	82.15	70.60
Fourth Quarter 2006	80.37	70.23
Third Quarter 2006	89.90	60.83
Second Quarter 2006	108.30	86.22
First Quarter 2006	103.90	77.51

Most Recent Six Months
February 2008	NIS 81.34	NIS 72.89
January 2008	102.90	66.21
December 2007	104.50	99.59
November 2007	97.40	91.05
October 2007	100.30	89.96
September 2007	89.57	85.01

As of March 1, 2008, the exchange rate of the NIS to the U.S. dollar was $1=NIS 3.635.

B. Plan of Distribution

Not applicable.

C. Markets

The primary trading market for our ordinary shares is the Nasdaq Global Market, where our shares are listed under the symbol “ALDN.” Since July 28, 2004, our ordinary shares have also been listed on the Tel Aviv Stock Exchange under the symbol “ALDN.”

Pursuant to NASDAQ Marketplace Rule 4350(a)(1), we received an exemption from Marketplace Rule 4350(i)(1), which requires a company to seek shareholder approval prior to the issuance of securities. For issuances of securities, we obtain the approval of our board of directors and in certain circumstances, we also obtain the approval of our audit committee or share option compensation committee. Our practices comply with Israeli law and practice.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are registered with the Israeli Companies Register under the number 52-004003-1. Our objects are specified in section 5 of our articles of association and include engaging in any lawful act or activity for which companies may be organized under the Companies Law.

Approval of certain transactions under the Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs; (ii) avoiding any competition with the company; (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others; and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table in Item 6A under “Directors and Senior Management” is an office holder. Under the Companies Law, arrangements regarding the compensation of directors (whether in their capacity as directors or in any other position in the company) require the approval of the audit committee, the board of directors and shareholders. Arrangements regarding compensation of officers who do not serve as directors, require the approval of the audit committee and the board of directors.

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

Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors, as well as shareholder approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at such meeting or vote on such matter. However, if the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter, they may all participate in the discussion and vote thereon, but the matter shall also be subject to shareholder approval.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. The term “controlling shareholder” includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter; alternatively, the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

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

For information concerning personal interests of certain of our office holders and our principal shareholders in certain transactions with us, see "Item 7.B. Related Party Transactions."

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

Our articles of association require that we hold our annual general meeting of shareholders once every calendar year and in accordance with the timing requirements set forth under Israeli law, at a time and place determined by the board of directors. A 21-day prior written notice shall be given to our shareholders with respect to every shareholders meeting. In some instances specified in regulations promulgated under the Companies Law, a 35-day prior notice should be given of a shareholders meeting. No business may be commenced until a quorum of two or more shareholders who hold or represent between or among them at least 33 1/3% of the Company’s issued share capital are present in person or by proxy. If within a half hour from the time appointed for the meeting a quorum is not present, the meeting, shall be dissolved, but in any other case it shall stand adjourned for one week, at the same day, time and place as specified in the notice or to such later day and at such time and place as the chairman may determine with the consent of a simple majority. No further notice of the adjourned meeting is required to be given. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the commencement thereof, subject to the provisions of applicable law, the persons present shall constitute a quorum. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

Tender offers

The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a 45% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

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

Israeli individual shareholders selling our ordinary shares are subject to 20% tax rate on any real capital gain accrued after January 1, 2003, or 25% tax rate if such individual shareholder holds more than 10% interest in the company. Israeli corporate shareholders (which were not subject to the provisions of the Inflationary Adjustments Law, prior to the publishing of amendment no. 147 to the Income Tax Ordinance, in 2005), selling our ordinary shares are subject to a 25% tax rate on any real capital gain. Israeli corporate shareholders which were subject in 2005 to the provisions of the Inflationary Adjustments Law, selling our ordinary shares are subject to the regular corporate tax rates on any capital gain.

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

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. In order to obtain such a reduced tax rate, it is necessary to submit an application to the tax assessing officer.

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

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

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

A non-U.S. holder is a beneficial owner of our ordinary shares that is not a U.S. holder. Unless otherwise specifically indicated, this discussion does not consider the U.S. federal income tax consequences to a person that is a non-U.S. holder of our ordinary shares and considers only U.S. holders that will own the ordinary shares as capital assets (generally for investment).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons that receive ordinary shares as compensation for the performance of services, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares, including the amount of any non-US taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to ordinary shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be included in the gross income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the disposition of ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

We believe that we were not a PFIC for our 2007 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

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

Information reporting and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 28% with respect to dividend payments made with respect to, and proceeds from the disposition of, the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules provided, in either case, that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding, in the case of U.S. Federal income taxes, tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of the ordinary shares will be subject to tax in the United States if such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders are generally not subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the disposition of, ordinary shares, provided that the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and other provisions of Section 16 of the Exchange Act.

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

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this annual report, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

I. Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of losses related to changes in market prices and foreign exchange rates that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign exchange risk

Although we report our consolidated financial statements in U.S. dollars, in 2007 a portion of our revenues and expenses was denominated, in other currencies. We derived approximately 50% of revenues in U.S. dollars, 37% in euros, 7% in Japanese yen and 6% in British pounds. In 2007, 59% of our expenses were denominated in U.S. dollars, 23% in NIS, 13% in euros, 3% in Japanese yen and 3% in British pounds. Exchange differences upon translation from the functional currency of our German and Spanish subsidiaries, which is the euro, to the dollar, are accumulated as a separate component of accumulated other comprehensive loss under shareholders’ equity. As of December 31, 2007, accumulated other comprehensive loss decreased by $318,000 compared to December 31, 2006. As of December 31, 2006, accumulated other comprehensive loss increased by $441,000 compared to December 31, 2005. Exchange differences upon translation from the functional currency from our other selling and marketing subsidiaries (other than our U.S. subsidiary) to U.S. dollars are reflected in our income statement under financial income net.

The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and income from operations for the periods indicated:

	Year ended December 31,
	2005		2006		2007
	Actual	At 2004 Exchange rates (1)	Actual	At 2005 Exchange rates (1)	Actual	At 2006 Exchange rates (1)
	(In thousands)
Revenues	$81,773	$81,874	$89,038	$89,368	$105,882	$102,092
Gross profit	64,802	64,903	69,025	69,345	78,552	75,166
Income from operations	12,550	12,689	13,206	13,463	13,911	13,703

(1) Based on average exchange rates during the period

We have entered into foreign currency forward contracts and forward exchange options generally of less than one year duration to hedge a portion of our foreign currency risk on sales transactions and on non-U.S. dollar monetary items. The objective of these transactions is to hedge cash flow in U.S. dollars and non-U.S. dollar monetary items against fluctuations in the exchange rates of the euro, British pound and the Japanese Yen. As of December 31, 2007, we held one euro forward contract in a nominal amount of 570,000 euros, one British pound forward contract in a nominal amount of 275,000 British pounds, one Japanese Yen forward contract in a nominal amount of 275 million Japanese yen and one New Israeli Shekel forward contract in a nominal amount of NIS 12.5 million. We recognized net gains from derivative instruments of $277,000 during 2007.

Equity Investments

As of December 31, 2007, we invested approximately $8.1 million in two related private investment funds managed by Tamir Fishman Ventures Management II Ltd. Each of these funds invests primarily in securities of privately-held technology companies in Israel. In 2002, we recognized an impairment charge of $1.0 million related to these investments and we may recognize additional impairment charges in the future. We have a commitment to invest an additional $200,000 in these entities. In April 2006 and in April 2005, as a result of exit transactions for portfolio companies managed by Tamir Fishman Ventures Management II Ltd., we received cash proceeds of $1.7 million and $910,000, respectively. The proceeds from these distributions received in 2005 and 2006 were recorded as a return of investment.

In February 2008, we sold approximately 52% of our investment in the investment funds managed by Tamir Fishman. The consideration was $2.9 million and the net gain was $614,000. We expect to sell the remainder of this investment during 2008.

Interest rate risk

Our investments consist primarily of cash and cash equivalents, consisting of short-term bank deposits with maturities of up to three months. We invest in U.S. government bonds with maturities of up to two years.

Due to the short-term maturities of these investments, their carrying value approximates the fair value.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(b) Management Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm. The attestation report of our registered public accounting firm is included in page F-2 of our audited consolidated financial statements set forth in “Item 18. Financial Statements,” and is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting. During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Assia, an independent director under the NASDAQ Marketplace Rules, qualifies as an audit committee financial expert under NASDAQ and SEC rules.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics that contains certain policies relating to ethical conduct of all of our employees, officers and directors, including our chief executive officer, chief financial officer, principal accounting officer, and persons performing similar functions.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Kost, Forer, Gabbay & Kaisierer, a member of Ernst & Young Global, for the audit of our consolidated annual financial statements for the years ended December 31, 2007 and 2006, and fees billed for other services rendered by Ernst & Young LLP during the last two fiscal years.

	2007	2006
Audit Fees(1)	$286,660	$226,649
Audit-Related Fees(2)	$63,972	$51,591
Tax Fees(3)	$137,378	$202,290
All Other Fees(4)	$162,273	$8,715
Total	$650,283	$489,245

(1)
Audit fees consist of fees for professional services rendered for the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are fees principally for services that are reasonably related to the performance of the audit or review of the company’s financial statements, including: review of financial statements included in our quarterly reports, and consultations concerning financial accounting and reporting standards.

(3)
Tax fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning and tax advice. Tax services fees also include fees relating to other tax advices, tax consulting and planning other than for tax compliance and preparation.

(4)	All other fees consist of fees relating to the implementation of the SOX regulations.

Our audit committee has adopted a policy for pre-approval of audit and non-audit services. Under this policy, independent auditor proposed services either may be pre-approved without consideration of specific case-by-case services by the audit committee, referred to as a general pre-approval, or they may require the specific pre-approval of the audit committee, referred to as a specific pre-approval. The audit committee employs a combination of these two approaches. Unless a type of service has received general pre-approval, it will require specific pre-approval by the audit committee if it is to be provided by the independent auditor. The term of any general pre-approval is 12 months from the date of pre-approval, unless the audit committee considers a different period and states otherwise. The audit committee reviews annually and pre-approves the services that may be provided by the independent auditor without obtaining specific pre-approval from the audit committee. The audit committee adds to or subtracts from the list of general pre-approved services from time to time, based on subsequent determinations.

Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are to be established annually by the audit committee. Any proposed services exceeding these levels or amounts require specific pre-approval by the audit committee.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As further described below, during 2007, we spent an aggregate approximate amount of $20 million to repurchase approximately 1,000,000 of our shares. Pursuant to board authorizations in April and June, we were authorized to repurchase Ordinary Shares of the Company for an aggregate purchase price not to exceed $20 million or for a maximum of 1,000,000 shares.

Set forth below is a summary of the shares repurchased by us during 2007 and the maximum number of securities that may yet be purchased under the repurchase plan. No shares were repurchased in 2007 except during the months indicated and all shares were purchased in the open market.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Amount That May Yet Be Purchased Under the Plan
May 2 - May 31, 2007	417,973	$21.44	417,973	$1,058,916(1)
June 4 - June 6, 2007	47,000	$21.76	47,000	$30,568(1)
July 20 - July 30, 2007	96,879	$22.57	96,879	$7,846,605(2)
August 1 - August 28, 2007	346,724	$20.16	346,724	$471,828(2)
September 7 - September 13, 2007	20,121	$21.38	20,121	$41,701(2)

(1)
Amount available for repurchase under our repurchase plan pursuant to authorization by our board of directors in April 2007 to repurchase Ordinary Shares of the Company in an amount not to exceed $10,000,000 or a maximum aggregate of 500,000 shares (the “Repurchase Plan”).

(2)
Amount available for repurchase under the Repurchase Plan, an increase to which was authorized by our board of directors in June 2007, so that the combined total authorization was $20 million or 1,000,000 shares.

In November 2007, pursuant to authorizations by our board of directors, the Repurchase Plan was increased by $10 million, so that the combined total authorization was $30 million or a maximum aggregate of 1,500,000 shares. As of December 31, 2007, the Company had approximately $10 million remaining available pursuant to its repurchase authorization.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not applicable

Item 18.	FINANCIAL STATEMENTS

See our consolidated financial statements, following the signature page and certifications below.

Item 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

1.1	Articles of Association, as amended, dated February 6, 2005 (1)

1.2	Memorandum of Association of the registrant. (2)(3)

4	Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (4)

8	List of subsidiaries.*

11	Code of Ethics (4)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent letter from Kost, Forer, Gabbay & Kasierer *

15.2	Consent letter from Blick Rothenberg *

*Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-3, File No. 333-121361, as amended, filed with the Commission on March 8, 2005.

(2)	Incorporated by reference from our Registration Statement on Form F-1 File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(3)	English translation or summary from Hebrew original.

(4)	Incorporated by reference from our 2003 Annual Report on Form 20-F filed with the Commission on June 30, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf in the City of Petach Tikva, State of Israel, on this 27th day of March 2008.

ALADDIN KNOWLEDGE SYSTEMS LTD.

By:	/s/ Jacob (Yanki) Margalit
Jacob (Yanki) Margalit
Chief Executive Officer and
Chairman of the Board

ALADDIN KNOWLEDGE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALADDIN KNOWLEDGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Aladdin Knowledge Systems Ltd. ("the Company") and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of Aladdin Europe Ltd., a wholly-owned U.K. subsidiary, which statements reflect total assets constituting 2% in 2006 and 1% in 2007, and total revenues constituting 13% in 2005, 7% in 2006 and 6% in 2007 of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for Aladdin Europe Ltd., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provision of Statement Financial Accounting Standards No. 123(R), "Share Based Payment", effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALADDIN KNOWLEDGE SYSTEMS LTD.

We have audited Aladdin Knowledge Systems Ltd’s (the "Company") and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 27, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2008	A Member of Ernst & Young Global

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,734	$77,209
Marketable securities (Note 3)	51,147	13,127
Investment in other companies (Note 6)	-	4,423
Trade receivables (net of allowance for doubtful accounts - $ 274 and $ 401 as of December 31, 2006 and 2007, respectively)	16,427	16,918
Other accounts receivable and prepaid expenses (Note 4)	4,203	5,414
Inventories (Note 5)	7,299	8,763
Deferred income taxes (Note 13)	1,526	1,647

Total current assets	120,336	127,501

LONG-TERM INVESTMENTS:
Investment in other companies (Note 6)	5,773	1,305
Severance pay fund	3,153	3,853

Total long-term investments	8,926	5,158

PROPERTY AND EQUIPMENT, NET (Note 7)	5,695	6,501

OTHER ASSETS
Intangible assets, net (Note 8)	4,045	1,269
Goodwill (Note 9)	7,685	7,685
Deferred income taxes (Note 13)	1,635	1,619
Prepaid expenses	202	317

Total other assets	13,567	10,890

Total assets	$148,524	$150,050

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,794	$8,236
Deferred revenues	5,399	6,635
Accrued expenses and other accounts payable (Note 10)	8,618	8,583

Total current liabilities	19,811	23,454

ACCRUED SEVERANCE PAY	3,921	4,802

OTHER LONG TERM LIABILITIES (Note 11)	2,143	2,564

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 14):
Share capital: Ordinary shares of NIS 0.01 par value - Authorized: 20,000,000 shares at December 31, 2006 and 2007; Issued: 14,683,488 and 14,786,187 shares at December 31, 2006 and 2007, respectively, and outstanding: 14,683,488 and 13,857,490 shares at December 31, 2006 and 2007, respectively	44	44
Additional paid-in capital	82,439	84,039
Treasury shares, at cost - 928,697 Ordinary shares as of December 31, 2007	-	(19,986)
Accumulated other comprehensive loss, net of tax	(3,178)	(2,917)
Retained earnings	43,344	58,050

Total shareholders' equity	122,649	119,230

Total liabilities and shareholders' equity	$148,524	$150,050

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2005	2006	2007
Revenues (Note 15):
Software security	$56,578	$60,556	$66,097
Enterprise security	25,195	28,482	37,785
Revenues related to educational products (Note 8)	-	-	2,000

Total revenues	81,773	89,038	105,882

Cost of revenues:
Software security	9,870	9,292	11,745
Enterprise security	7,101	10,721	13,077
Cost related to educational products (Note 8)	-	-	2,508

Total cost of revenues	16,971	20,013	27,330

Gross profit	64,802	69,025	78,552

Operating expenses:
Research and development	12,131	14,336	18,384
Selling and marketing	26,952	28,703	33,194
General and administrative	11,169	12,780	13,063
Settlement charge (Note 12b)	2,000	-	-

Total operating expenses	52,252	55,819	64,641

Operating income	12,550	13,206	13,911
Financial income, net (Note 16a)	1,038	3,240	4,274
Other income, net	14	284	14

Income before taxes on income	13,602	16,730	18,199
Taxes on income (Note 13)	1,246	2,699	2,768

Income before equity in loss of an affiliate	12,356	14,031	15,431
Equity in loss of an affiliate	-	-	(543)

Net income	$12,356	$14,031	$14,888

Earnings per share (Note 16c):
Basic	$0.89	$0.96	$1.04

Diluted	$0.85	$0.93	$1.02
Weighted average number of shares used in computation of earnings per share:

Basic	13,899,319	14,596,119	14,257,369

Diluted	14,580,328	15,077,579	14,663,133

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data
						Accumulated
			Additional	Treasury	Deferred	other		Total	Total
	Common Stock		paid-in	shares	Stock-based	comprehensive	Retained	comprehensive	shareholders'
	Stock	Amount	capital	At cost	compensation	Income (loss)	earnings	income	equity

Balance as of January 1, 2005	12,345,536	$39	$39,696	$-	$(66)	$(3,189)	$16,957		$53,437
Issuance of Ordinary shares, net	2,000,000	5	38,773	-	-	-	-		38,778
Exercise of stock options	139,527	**) -	485	-	-	-	-		485
Amortization of deferred stock-based compensation		-	-	-	51	-	-		51
Comprehensive income:
Other comprehensive gain (loss):
Unrealized loss on available-for-sale marketable securities, net of taxes ($92)		-	-	-	-	(302)	-	(302)	(302)
Foreign currency translation adjustments		-	-	-	-	(492)	-	(492)	(492)
Unrealized gain from hedging transactions, net of taxes		-	-	-	-	424	-	424	424
Total other comprehensive loss		-	-	-	-	-	-	(370)	-
Net income		-	-	-	-	-	12,356	12,356	12,356
Total comprehensive income								$11,986
Balance as of December 31, 2005	14,485,063	44	78,954	-	(15)	(3,559)	29,313	-	104,737
Reclassification of deferred compensation to additional paid-in capital due to adoption of SFAS 123(R)		-	(15)	-	15	-	-	-	-
Stock-based compensation expenses		-	2,268	-		-	-	-	2,268
Exercise of stock options	198,425	**) -	835	-	-	-	-	-	835
Deferred tax due to issuance expenses from previous years		-	397	-	-	-	-	-	397
Comprehensive income:
Other comprehensive gain (loss):
Unrealized loss on available-for-sale marketable securities, net of taxes ($163)		-	-	-	-	(56)	-	(56)	(56)
Foreign currency translation adjustments		-	-	-	-	441	-	441	441
Unrealized loss from hedging transactions, net of taxes		-	-	-	-	(4)	-	(4)	(4)
Total other comprehensive income		-	-	-	-	-	-	381
Net income		-	-	-	-	-	14,031	14,031	14,031
Total comprehensive income								$14,412
Balance as of December 31, 2006	14,683,488	44	82,439	-	-	*) (3,178)	43,344	-	122,649
Cumulative effect of changes in accounting for uncertainties in income taxes (FIN 48)		-	-	-	-	-	(182)	-	(182)
Stock-based compensation expenses		-	876	-	-	-	-	-	876
Exercise of stock options	102,699	**) -	724	-	-	-	-	-	724
Purchase of treasury shares at cost	(928,697)	-	-	(19,986)	-	-	-	-	(19,986)
Comprehensive income:
Other comprehensive gain (loss):
Unrealized loss on available-for-sale marketable securities, net of taxes ($7)		-	-	-	-	(42)	-	(42)	(42)
Foreign currency translation adjustments		-	-	-	-	318	-	318	318
Unrealized loss from hedging transactions, net of taxes		-	-	-	-	(15)	-	(15)	(15)
Total other comprehensive income		-	-	-	-	-	-	261
Net income		-	-	-	-	-	14,888	14,888	14,888
Total comprehensive income								$15,149
Balance as of December 31, 2007	13,857,490	$44	$84,039	$(19,986)	$-	$ *) (2,917)	$58,050		$119,230
*) Composed as follows:
	As of December 31,
	2006	2007
Accumulated unrealized gains from available-for-sale marketable securities, net of taxes ($0 and $7 as of December 31, 2006 and 2007, respectively)	$58	$16
Accumulated unrealized gains from hedging transactions, net of taxes	15	-
Accumulated foreign currency translation adjustments	(3,251)	(2,933)
Accumulated other comprehensive loss	$(3,178)	$(2,917)
**) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Years ended December 31,
	2005	2006	2007
Cash flows from operating activities:

Net income	$12,356	$14,031	$14,888
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,967	2,416	2,797
Cost related to educational products	-	-	2,508
Gain from sale of property and equipment	(22)	(60)	(11)
Accrued interest on available-for-sale marketable debt securities	(262)	(240)	110
Gain from marketable securities	-	(183)	(679)
Other- than- temporary decline in fair value for available-for-sale marketable securities	117	-	-
Equity in loss of an affiliate	-	-	543
Increase (decrease) in accrued severance pay, net	16	(20)	181
Stock-based compensation expenses	51	2,268	876
Deferred income taxes, net	(803)	(354)	(71)
Increase in trade receivables	(1,619)	(2,224)	(39)
Increase in inventories	(1,277)	(97)	(1,167)
Increase in other accounts receivable and prepaid expenses	(189)	(700)	(1,221)
Increase in trade payables	936	1,321	2,416
Increase in deferred revenues	852	528	1,727
Increase (decrease) in other long term liabilities	-	1,369	(373)
Increase (decrease) in accrued expenses and other accounts payable	2,502	840	(344)

Net cash provided by operating activities	14,625	18,895	22,141

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(40,465)	(6,500)	(43,265)
Proceeds from sales of available-for-sale marketable securities	-	4,371	81,819
Investment in other assets	-	(2,508)	-
Purchase of property and equipment	(2,303)	(4,576)	(3,271)
Proceeds from sale of property and equipment	34	95	11
Investment in other companies	(850)	(1,100)	(495)
Proceeds from return on investment of other companies	910	1,736	-

Net cash provided by (used in) investing activities	(42,674)	(8,482)	34,799

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Years ended December 31,
	2005	2006	2007
Cash flows from financing activities:

Proceeds from issuance of shares, net	$38,778	$-	$-
Purchase of treasury shares	-	-	(19,986)
Proceeds from exercise of options	485	835	724

Net cash provided by (used in) financing activities	39,263	835	(19,262)

Effect of exchange rate changes on cash and cash equivalents	(101)	60	(203)

Increase in cash and cash equivalents	11,113	11,308	37,475
Cash and cash equivalents at the beginning of the year	17,313	28,426	39,734

Cash and cash equivalents at the end of the year	$28,426	$39,734	$77,209

Supplemental disclosure:

Cash paid during the year for:
Income taxes	$1,058	$2,009	$3,419

The accompanying notes are an integral part of the consolidated financial statements.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Aladdin Knowledge Systems Ltd. and its wholly-owned subsidiaries (collectively, the "Company" or "Aladdin") is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. The Ordinary shares of the Company are quoted on the Nasdaq Global Market ("Nasdaq") under the symbol ALDN. Since July 28, 2004, the shares are also quoted on the Tel Aviv Stock Exchange. The Company's security products are organized into two segments: Software Digital Rights Management, or DRM, and enterprise security.

The Company's software DRM products allow software publishers to manage licensing and distribution of their software while limiting revenue loss from software theft and piracy. The HASP products include: HASP HL and HASP NET, hardware-based software security systems and HASP SRM, a software marketing, licensing and distribution platform.

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

The Company is dependent upon sole source suppliers for certain key components used in its products. Although there is limited number of manufacturers of these particular components, the Company's management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company and its financial position.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles ("U.S. GAAP").

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

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

2.
The financial statements of two foreign subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. Effective April 1, 2007 one of the Company’s foreign subsidiaries changed its functional currency from the US dollars to its local currency as a result of circumstances initiated by management that caused the majority of its sales, expenses and cash flows to be denominated in its local currency. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate prevailing during each year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Cash and cash equivalents:

Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Marketable securities:

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2007, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

The Company applies the guidance in FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

Investment in other companies:

The investment in companies, in which the Company holds 20% or more (which are not subsidiaries), is accounted using the equity method.

The investment in companies, in which the Company holds less than 20%, is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

The Company's Investment in IDesia Ltd. ("IDesia") in which the Company holds 16.58% as of December 31, 2007 is accounted for under the cost method. The Company accounted for periods in which it held more than 20%, under the cost method, after the Company considered the guidance provided within EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Company Investments Other than Common Stock". The Company determined that since its investment is in IDesia's Preferred Shares which is not in-substance common stock, the equity method should not be applied (see Note 6b).

The Company's investment in Athena Smartcard Solution Ltd. ("Athena") in which the Company holds 28% as of December 31, 2007 is accounted for under the equity method (see Note 6c). The profits on inter-affiliate sales, not realized outside the group, were eliminated.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's investment in the other companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18") and EITF 03-1, ”The meaning of other-than-temporary impairment and its application to certain investments.”(EITF 03-1”). As of December 31, 2007, based on management's most recent analysis, no impairment losses have been identified.

Inventories:

Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from excess and slow-moving items, technological obsolescence and for market prices lower than cost.

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

Intangible assets:

Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142").

Indefinite-lived intangible assets are not amortized, but rather are subject to an annual impairment test.

Other intangible assets are amortized using the straight-line method over the following estimated useful lives:

Years
Customer list	7
Domain name	3
Patent	13.5

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company’s two operating segments, the software security DRM, and enterprise security, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company has elected to perform its analysis of goodwill during the fourth quarter of the year. During 2005, 2006 and 2007, no impairment losses were identified.

Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2005, 2006 and 2007, no impairment losses were identified.

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

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109.
The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant to the Company's consolidated financial statements in the total amount of $ 182.

Interest associated with uncertain income tax positions and penalties are classified as income tax expenses. The Company has not recorded any material interest or penalties during any of the years presented.

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

Revenue recognition:

The Company derives revenues from sales of its hardware products (HASP HL, HASP NET) and from licensing the right to use its software products (eSafe, eToken, HASP SRM and HASP SL) which include maintenance and support.

The hardware based products contain an insignificant embedded software element which is incidental to the product as a whole, since the embedded software is not marketed or sold separately and is used solely in connection with the operation of the hardware products.

The eToken is a hardware and software based product which contains a software content that is more than incidental to the product as a whole, since the Company's marketing efforts focus on the software solution, the maintenance and support post contract services are provided on the software component and most of the R&D expenses related to the product are in relation to the software component.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The eSafe products are mainly software products, including perpetual, time-based licenses and maintenance and support post contract services. Accordingly, the Company accounts for its eToken and eSafe sales in accordance with SOP 97-2.

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

The Company accounts for its software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," as amended ("SOP No. 97-2") and for its hardware products in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition" ("SAB 104") when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

Persuasive evidence of an arrangement exists. The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a written contract, which is signed by both the Company and the customer or a purchase order from the customer (documentation is dependent on the business practice for each type of customer).

Delivery has occurred. The Company’s hardware and software products may be physically delivered to the customer, or with regard to software products, the products may be electronically delivered to the customer. The Company determines that delivery of hardware products has occurred when the title and risk of loss have been transferred to the customer. In connection with delivery of software products, the Company determines that delivery has occurred upon shipment of the software or, when the software is made available to the customer through electronic delivery, i.e., when the customer has been provided with access codes that allow the customer to take immediate possession of the software.

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

Collectibility is probable. The Company determines whether collectibility is probable on a case-by case basis. When assessing probability of collection, the Company considers the customer’s financial condition, the number of years in business with the customer and the history of collection. If the Company determines at the outset of the arrangement that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method’’ when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

Time-based licenses including maintenance and on-going support are recognized over the term of the agreement. VSOE of fair value does not exist for the related support arrangement as maintenance is not priced or offered separately for such arrangements. In these cases, the Company recognizes the license and maintenance revenue ratably over the term of each arrangement.

Deferred revenues include unearned amounts received from maintenance and support contracts as well as time-based licenses.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay:

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

Severance pay expenses net of fund’s profit for the years ended December 31, 2005, 2006 and 2007 amounted to $ 1,336, $ 1,206 and $ 1,621, respectively.

Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 were $ 4,504, $ 4,208 and $ 4,162 respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128").

The total weighted average number of outstanding options excluded from the calculations of diluted earnings per share was 90,925, 182,670 and 300,725 for the years ended December 31, 2005, 2006 and 2007, respectively, due to their anti-dilutive effect.

Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), under which the Company previously accounted for its share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation costs recognized in 2006 and 2007, include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted starting from January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes for the year ended December 31, 2006 was $ 2,268, lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for 2006, are both $ 0.15 per share lower, than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Pro-forma table below illustrates the effect of the Company’s stock based compensation expense on net income and basic and diluted earnings per share for 2005, had the Company applied the fair value recognition provisions of SFAS 123.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

Year ended December 31,
2005

Net income - as reported	$12,356
Add: stock-based employee compensation intrinsic value	51
Deduct: stock-based employee compensation - fair value	1,659

Pro forma net income:	$10,748

Net earnings per share:

Basic net earnings per Ordinary share, as reported	$0.89

Diluted net earnings per Ordinary share, as reported	$0.85

Basic pro forma net earnings per Ordinary share	$0.77

Diluted pro forma net earnings per Ordinary share	$0.74

The fair value for options granted in 2005 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes-Merton options pricing model with the following weighted average assumptions:

Year ended December 31,
2005
Expected dividend yield	0%
Expected volatility	78.9%
Risk-free interest rate	3.9%
Average Expected life of up to	6 years

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior year ended December 31, 2005 under SFAS 123 and the stock based compensation expense recognized during the years ended December 31, 2007 and 2006 under SFAS 123(R) are not directly comparable.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company used the Black-Scholes-Merton option-pricing model in 2006 through June 30, 2007 and the Monte-Carlo Simulation model thereafter, to estimate the fair value of options granted. The Monte-Carlo model considers characteristics of fair value option pricing that are not available under the Black-Scholes-Merton model. Similar to the Black-Scholes model, the Monte-Carlo model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, in addition, the Monte-Carlo model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the Monte-Carlo model provides a fair value that is more representative of actual experience and future expected experience than that calculated using the Black-Scholes model.

The impact on the basic and diluted net income per share for the six month period ended December 31, 2007 had the Company continued to account for share-based compensation using the Black-Scholes option pricing model is not significant.

The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending June 30, 2007, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.
The following weighted assumptions were used in the Black-Scholes option pricing model for 2006 and for the six months period ended June 30, 2007:

	Year ended	Six months
	December 31,	ended June 30,
	2006	2007
Expected dividend yield	0%	0%
Expected volatility	67.3%	59%
Risk-free interest rate	4.6%	4.8%
Expected option term	4.5 years	3.6 years
Forfeiture rate	10.5%	16.7%

The Monte-Carlo Simulation for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected life of employee stock options is a derived output of this assumption from the Monte-Carlo Simulation.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Expected volatility is based upon actual historical stock price movements over the most recent periods. Expected volatility is calculated as of the grant dates for different periods, since the Monte-Carlo Simulation is used for different expected volatilities for different periods.

The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term and calculated for different periods that are in line with the expected volatility periods.

The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options.

The following weighted assumptions were used in the Monte-Carlo Simulation model for the six months period ended December 31, 2007:

Expected dividend yield	0%
Expected volatility	44%
Risk-free interest rate	4.1%
Expected option term	5.1 years
Forfeiture rate	16.7%
Contractual term of up to	10 years
Suboptimal exercise multiple	2

During 2006 and 2007, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 2,268 and 876 respectively as follows:

	Year ended December 31,
	2006	2007
Cost of revenue	$43	$-
Research and development	666	420
Selling and marketing	732	452
General and administrative	827	4

Total Stock-based compensation expense	$2,268	$876

During the year ended December 31 2005, the Company recognized general and administrative, stock-based compensation expense in the amount of $ 51.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The majority of the Company's cash and cash equivalents are invested in U.S. dollar deposits with major banks in Israel, the United States, Japan, Germany, the Netherlands, United Kingdom, Spain and France. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.

The Company's marketable securities as of December 31, 2007 include investments in Corporate and U.S. Government Bonds. Management believes that minimal credit risk exists with respect to these marketable securities.

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

The doubtful accounts expenses for the years ended December 31, 2005, 2006 and 2007 were $ 114, $ 208 and $ 128, respectively.

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

Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as Treasury shares. The Company presents the cost of repurchased Treasury shares as a reduction of shareholders' equity.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments:

The Company has instituted a foreign currency fair value and cash flow hedging program using forward contracts and purchased put and call options to hedge against the risk of overall changes in the fair value of its trade payables and receivables due to foreign exchange rates and in cash flows resulting from forecasted foreign currency sales and operating expenses for a period of up to one year. These option contracts are designated as cash flow hedges, as defined by Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

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

All other derivatives which do not qualify for hedge accounting under FAS 133, are recognized on the balance sheet at their fair value, with changes in the fair value recognized in the statements of income and included in the financial expenses.

The Company recognized net gains from derivative instruments of $ 324, $ 12 and $ 277 during the years ended December 31, 2005, 2006 and 2007, respectively. The amounts of $ 132 and $ 23, were offset against the revenues in the statement of income during the years ended December 31, 2005 and 2006, respectively, an amount of $ 92 was offset against operating expenses during the year ended December 31, 2007, and amounts of $ 456, $ 35 and $ 185 were included in financial income, net, during the years ended December 31, 2005, 2006 and 2007, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of recently issued accounting standards:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007.  The Company does not expect the adoption of SFAS 159 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations.

       Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2007
				Estimated
		Gross	Gross	fair
		unrealized	unrealized	market
	Cost	gains	losses	value
Bonds with contractual maturities of less than 1 year	$10,124	$25	$-	$10,149
Bonds with contractual maturities of more than 1 year	2,980	2	4	2,978
	$13,104	$27	$4	$13,127

	December 31, 2006
				Estimated
		Gross	Gross	fair
		unrealized	unrealized	market
	Cost	gains	losses	value
Government bonds with contractual maturities of less than 1 year	$24,089	$80	$22	$24,147
Auction rate securities	27,000	-	-	27,000

	$51,089	$80	$22	$51,147

No losses are outstanding over a twelve month period since all the outstanding securities were purchased during 2007. Because these unrealized losses are deemed to be due to temporary changes in interest rates and not in issuers’ liquidity, the securities were not considered to be other than temporarily impaired at December 31, 2007 and 2006.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007
Loans to employees	$376	$409
Prepaid expenses	2,361	2,147
Government authorities	1,074	980
Advances to suppliers	200	907
Related party (See Note 6c)	21	750
Other	171	221

	$4,203	$5,414

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2006	2007
Raw materials, parts and supplies	$3,169	$3,624
Work-in-progress	1,253	1,023
Finished products	2,877	4,116

	$7,299	$8,763

A write-off in the amount of $ 422, $ 336 and $ 496 was recognized in the years ended December 31, 2005, 2006 and 2007 respectively.

NOTE 6:-	INVESTMENT IN OTHER COMPANIES

	December 31,
	2006		2007
Investment in Tamir Fishman Ventures II, LLC (see a below)	$	*) 4,423	$-
Investment in IDesia.Ltd. (see b below)		1,100	1,100
Investment in Athena Smartcard solutions Ltd. (see c below)		250	**) 205

		$5,773	$1,305

*) Net of impairment in the amount of $1,039

**) Net of equity in loss of $543

a.	Investment in Tamir Fishman Ventures II, LLC

Through December 31, 2007, the Company had invested an aggregate amount of $ 8,097 in Tamir Fishman Ventures II, LLC ("Tamir Fishman"). The Company does not have the ability to exercise significant influence and therefore the investment was stated at cost. See also Note 12c regarding the Company's commitment to make additional investments in Tamir Fishman.

During 2005, 2006 and 2007, based on management's most recent analysis, no additional impairment losses have been identified.

In 2005 and 2006, as a result of exit transactions for portfolio companies of Tamir Fishman, the Company received distributions of $ 910 and $ 1,736 in cash. Distributions received in 2005 and 2006 were recorded as a return of investment. No distribution was received in 2007.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- INVESTMENT IN OTHER COMPANIES (Cont.)

In February 2008, the Company sold approximately 52% of the investment. The consideration was $ 2,904 and the net gain was $ 614. The Company expects to sell the remainder of this investment during 2008.

b.	Investment in IDesia Ltd..

In April 2004, the Company entered into a convertible loan agreement with IDesia Ltd. ("IDesia"), an Israeli company engaged in the development of biometric identity recognition technology. Pursuant to the agreement, the Company invested an aggregate amount of $1,100 in IDesia (including expenses in the amount of $ 50) which were converted into Series A preferred shares of IDesia upon the achievement of certain agreed upon milestones. At December 31, 2004, the Company owned 19.9% of the share capital of IDesia and accounted for this investment under the cost method.

During the fourth quarter of 2005 IDesia entered into a new Convertible Series A Preferred Share Purchase Agreement (the "SPA") with a new third party investor (the "Investor"). At the Closing of the SPA, IDesia issued to the Company, for no additional consideration, additional Convertible Series A Preferred Shares, in such way that the aggregate number of Preferred Shares held by the Company at the original 2004 investment of $ 1,050 represents 27.04% of the share capital of IDesia.

During the first quarter of 2007 IDesia completed an additional investment round in which the Company did not participate, and therefore as of December 31, 2007, the Company owned 16.58% of the share capital of IDesia. No indications of impairment were identified.

The investment is stated at cost, since the investment is in preferred shares that are not in-substance common stock (see Note 2).

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- INVESTMENT IN OTHER COMPANIES (Cont.)

c.	Investment in Athena Smartcard Solutions Ltd.

In November 2006 the Company entered into an agreement with K.K. Athena Smartcard Solutions Ltd., a Japanese company ("Athena"), whereby the Company was granted an option allowing it to invest up to $745 in Athena at any time until June 30, 2007, in consideration for the issuance of shares of Athena. The option is exercisable in three instalments of $248 each. Each installment represents 2.3% of Athena's fully diluted share capital. The Company has completed the three installments during 2007, increasing its holdings in Athena's share capital from 23.5% as of December 31, 2006 to 28% as of December 31, 2007 (see also Notes 2 and 17).

The Company has invested in Athena previously but Athena has incurred losses over the years and Aladdin has accordingly reduced its investments and loans in Athena to zero in 2004.The Company's investment in Athena was accounted for under the equity method

In October 2006, the Company entered into License Agreement with Athena. Pursuant to this agreement Athena granted Aladdin a worldwide perpetual non revocable, transferable, non-exclusive license to use any intellectual property rights, including without limitation patents, trade secrets, trademarks and copyrights in the Licensed Software for the amount of $ 250. Aladdin can solely use the license and market, sublicense, distribute and sell it as embedded in or integrated with the Aladdin products. The Company recorded this amount in the prepaid expenses according to the relative fair value. (See also note 16b)

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2007
Cost:
Computers and peripheral equipment	$14,927	$8,813
Office furniture and equipment	2,363	2,108
Motor vehicles	301	309
Leasehold improvements	3,732	2,782
	21,323	14,012
Accumulated depreciation:
Computers and peripheral equipment	12,463	5,426
Office furniture and equipment	1,576	1,246
Motor vehicles	174	200
Leasehold improvements	1,415	639
	15,628	7,511

Depreciated cost	$5,695	$6,501

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $ 1,409, $ 1,958 and $ 2,529, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:- INTANGIBLE ASSETS, NET

a.	The following table does not include fully amortized, in all presented years, intangible assets:

	December 31,
	2006	2007
Subject to amortization
Cost:
Customer list (1)	$1,151	$1,151
Domain name (2)	430	430
Patent (3)	550	550
Educational products (4)	2,508	2,508

	4,639	4,639
Accumulated amortization:
Customer list (1)	410	565
Domain names (2)	358	430
Patent (3)	326	367
Educational products (4)	-	2,508

	1,094	3,870

Amortized cost	3,545	769

Not subject to amortization
Cost:
Domain name (5)	500	500

Intangible assets, net	$4,045	$1,269

(1)	Customer list - is being amortized over a period of seven years and will be fully amortized in 2011.

(2)
Domain names - On May 27, 2004, the Company and Aladdin Systems Holdings Inc. ("ASH’’) entered into a settlement agreement (the "Agreement"). Under the terms of the Agreement, the Company agreed to pay ASH $ 550 for the purchase of domain names and for reimbursing ASH for the cost of implementing a name change and a re-branding. As a result of the Agreement, the Company recorded an amount of $ 430 which relates to the acquired domain names, which was amortized over a period of 3 years (fully amortized in 2007).

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:- INTANGIBLE ASSETS, NET (Cont.)

(3)	Patent - is being amortized over its useful life and will be fully amortized in 2012.

(4)
As of December 31, 2006 the Company has accumulated a total amount of approximately $ 2,508 in direct expenses for developing and producing video based training (“VBT”) materials in regards to certain tender. The up-front non recurring cost was fully expensed during 2007 in connection with a perpetual license agreement signed by the Company. According to the agreement, the right to use and distribute the VBT DVD's was sold in consideration for one time license. The amount was recorded as non recurring expense as part of cost of revenue.

(5)
In November 2004, the Company purchased the URL "Aladdin.com" for the amount of $ 500. According to management, this asset is deemed to have an indefinite useful life and is being reviewed annually for impairment.

b.	Amortization expenses for the years ended December 31, 2005, 2006 and 2007, amounted to $ 558, $ 458 and $ 2,776, respectively.

c.	Estimated amortization expenses for the next five years:

2008	$205
2009	205
2010	205
2011	135
2012	19
$769

NOTE 9:- GOODWILL

As fully discussed in Note 15, the Company operates in two operating segments which are also considered by management as the Company’s reporting units. The carrying amount of goodwill as of December 31, 2006 and 2007 is as follows:

	Software Security (DRM) segment	Enterprise Security segment	Total

Balance as of December 31, 2006 and 2007	$6,845	$840	$7,685

Goodwill acquired was allocated to reporting units based on the expected benefits of the business acquired to each reporting unit.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLES

	December 31,
	2006	2007

Employees and payroll accruals	$4,434	$4,739
Income taxes payable	2,535	2,349
Accrued expenses and other *)	1,649	1,495

	$8,618	$8,583

*) Accrued expenses as of December 31, 2006 and 2007 include a sum of $373 which reflects current portion of participation in leasehold improvement; the Company classified in 2006 and 2007 an amount of $1,369 and $996 as other long term liabilities.

NOTE 11:- OTHER LONG TERM LIABILITIES

	December 31,
	2006	2007

Deferred revenues	$774	$1,568
Participation in leasehold improvements, net	1,369	996

	$2,143	$2,564

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s and its subsidiaries’ premises and motor vehicles are leased under various operating lease agreements which expire on various dates, the latest of which is 2011.

Minimum lease commitments, under non-cancelable leases as of December 31, 2007, are as follows:

	Facilities	Motor vehicles	Total
Year ended December, 31
2008	$2,185	$1,482	$3,667
2009	2,088	922	3,010
2010	1,294	328	1,622
2011	707	52	759
2012	79	-	79

	$6,353	$2,784	$9,137

Facilities lease expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 1,785, $ 2,065 and $ 2,475, respectively.

Motor vehicle lease expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 1,294, $ 1,535 and $ 1,777, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Litigation:

In April 2005, the Company settled a patent infringement lawsuit. The lawsuit was originally brought by Andrew Pickholtz against the Company and its U.S. subsidiary on May 19, 2004 in the U.S. District Court for the Northern District of California, alleging that the Company's discontinued MicroGuard product and other Software Digital Rights Management products infringed an expired patent. An affiliate of Rainbow Technologies was subsequently added as a plaintiff.

On April 6, 2005, the parties reached a settlement agreement, under which the Company agreed to pay $ 2,000 to settle the lawsuit. The Company recorded the settlement cost as a one-time charge within its operating expenses. There will be no ongoing license or other fees payable by the Company in connection with the settlement.

c.	Investment commitment:

In February 2000, the Company signed an agreement with Tamir Fishman. Pursuant to the agreement, the Company committed to invest up to $8,525 on demand from Tamir Fishman, out of which, as of December 31, 2007, the Company had already invested $ 8,097.

In February 2008, the Company sold approximately 52% of the investment thus reducing the commitment accordingly to $208.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME

a.	Israeli corporate tax structure:

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1,2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company's production facilities have been granted tax benefits under the law, under eight separate investment programs, out of which six are "Approved Enterprise" and two are “Privileged Enterprise” under the amendment further discussed below. Pursuant to the Law, the Company has elected the "alternative benefits" track and has waived Government grants in return for a tax exemption. The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprises". Consequently, the Company is entitled to a two-year tax exemption and five to eight years of tax at a reduced rate of 10%-25%, based on the percentage of foreign investment in the Company.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

For the Company's eight investment programs, the tax benefits are as follows: Income derived from the investment programs, is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period (based on the percentage of foreign ownership in each taxable year).

The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval.

In 1996, the Company relocated its manufacturing activity to a new plant which was established in a region defined as a "Priority "A" Development Region". This development region entitles Aladdin Israel to higher tax benefits than the tax benefits existing where the Company’s offices and research and development center are located. The main benefit is that the Company is tax-exempt for a benefit period of 10 years. The period of benefits relating to all investment programs will expire in the years 2009 through 2016.

The allocation of the income tax between the priority regions is calculated by a formula that was authorized by Israel Tax Authority.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2007, retained earnings included approximately $ 44,613 in tax-exempt profits earned by the Company's "Approved and Privileged Enterprises". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits and an income tax liability of up to approximately $ 6,692 would be incurred as of December 31, 2007.

The entitlement to the above benefits is conditional upon the Company's fulfillment of the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Management believes that as of December 31, 2007, the Company met all of the aforementioned conditions.

Income from sources other than the "Approved and privileged Enterprise" during the benefit period will be subject to tax at the statutory corporate tax rate.

Since the Company is operating under more than one approved program and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at the statutory corporate tax rate of 29% (see also Note 13a) its effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

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

Commencing in taxable year 2006, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, commencing taxable year 2006, results for tax purposes are measured in terms of earnings in U.S. dollar.

e.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "Industrial Company", as defined by the Law for the Encouragement of Industry (Taxes), 1969 and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

f.	Income before taxes is comprised as follows:

	Year ended December 31,
	2005	2006	2007
Domestic	$8,809	$13,583	$14,422
Foreign	4,793	3,147	3,777

	$13,602	$16,730	$18,199

g.	The income tax provision (benefit) for the years ended December 31, 2005, 2006 and 2007 consisted of the following:

Current	$1,785	$3,062	$2,837
Taxes in respect of prior years	264	(9)	2
Deferred	(803)	(354)	*) (71)

	$1,246	$2,699	$2,768

Domestic	$583	$2,933	$2,411
Foreign	663	(234)	357

	$1,246	$2,699	$2,768

*) Including deferred tax expenses derived from issuance of shares in the amount of $ 199

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2006	2007
Deferred tax assets:

Reserves and allowances	$1,501	$1,645
AMT credit carry forwards	28	42
Net operating loss carry forwards in subsidiaries	8,924	9,473

Net deferred tax assets before valuation allowance	10,453	11,160
Valuation allowance	(7,292)	(7,492)

Total deferred tax assets	3,161	3,668

Deferred tax liability:

Deferred tax liability from unrealized gain on available- for-sale securities	-	(7)
Reserves and allowances	-	(395)

Total deferred tax liability	-	(402)

Net deferred tax assets	$3,161	$3,266

Domestic:
Current deferred tax asset	$1,013	$909
Current deferred tax liability	-	(32)
Non current deferred tax asset	476	521

	1,489	1,398
Foreign:
Current deferred tax asset, net	513	770
Non current deferred tax asset	1,159	1,468
Non current deferred tax liability	-	(370)

	1,672	1,868

	$3,161	$3,266

Current deferred tax liability and current deferred tax assets are included within total current assets in the balance sheets.

Non current tax liability and non current deferred tax assets are included within other long term assets in the balance sheets.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

The Company's subsidiaries in the United Kingdom and Germany have estimated total available carry-forward tax losses of $ 1,020 and $ 9,207, respectively, to offset against future tax profits for an indefinite period.

The Company's subsidiary in the Netherlands has estimated total available carry-forward tax losses as of December 31, 2007 of $ 2,040 to offset against future tax profits for period of 4 years.

The Company's subsidiary in the United States has estimated total available carry-forward tax losses as of December 31, 2007 of $ 15,402 to offset against future tax profits for periods of 15 to 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company has established a valuation allowance of $ 7,292 and $ 7,492 at December 31, 2006 and 2007, respectively.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

i.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company in Israel and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2005	2006	2007
Income before taxes, as reported in the consolidated statements of income	$13,602	$16,730	$18,199

Statutory tax rate	34%	31%	29%

Expense computed at the statutory tax rate	$4,625	$5,186	$5,278
Decrease in taxes resulting from "Approved Enterprise" and "Privileged Enterprise" benefits (1)	(1,813)	(1,774)	(1,952)
Tax adjustment in respect of foreign subsidiary different tax rate	17	(10)	187
Change in valuation allowance	(77)	(268)	200
Utilization of loss carry-forward	(1,261)	(1,001)	(771)
Items for which no deferred tax was recorded	(918)	(396)	(22)
Taxes in respect of prior years	264	(9)	3
Stock compensation relating to options per SFAS 123(R)- Non-deductible expenses	-	695	254
Other non-deductible expenses	320	501	240
Impact of foreign currency translation adjustments	92	(250)	(500)
Other	(3)	25	(149)

Actual tax expense	$1,246	$2,699	$2,768
(1) Per share amounts (basic) of the tax benefit resulting from "Approved Enterprise"	$(0.13)	$(0.12)	$(0.14)
Per share amounts (diluted) of the tax benefit resulting from "Approved Enterprise"	$(0.12)	$(0.12)	$(0.13)

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME (Cont.)

j.
The Company and its subsidiaries file income tax returns in various jurisdictions. The Company and its subsidiaries are routinely examined by tax authorities in major jurisdictions. As of December 31, 2007, the Company and its subsidiaries in Germany and Netherlands had been examined by the tax authorities through the calendar year 2002, the Company’s subsidiary in Japan had been examined by the tax authorities through the calendar year 2003 and the Company’s subsidiary in US had been examined by Internal Revenue Service (IRS) through calendar year 2005.

k.
The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant impact on the Company's consolidated financial statements in the total estimated amount of $ 182.

Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses. The Company has not recorded any material interest or penalties during any of the years presented.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2007	$1,762
Increases in tax positions for prior years	163
Increases in tax positions for current years	571

Gross unrecognized tax benefits at December 31, 2007	$2,496

NOTE 14:- SHAREHOLDERS' EQUITY

a.	The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.
In March 2005, the Company closed its secondary public offering of its Ordinary shares on Nasdaq. The Company issued 2,000,000 Ordinary shares, in consideration of approximately $ 38,778, net of issuance expenses in the amount of $ 4,127.

c.
As a result of a grant of 100,000 options to the Company’s Chief Executive Officer, the Company recorded in 2004 deferred compensation in the amount of $ 153, out of which an amount of $ 87, $ 51 and $ 15 was recorded as compensation expenses in the years 2004, 2005 and 2006, respectively.

d.
In April 2007, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to $ 10,000 or for a maximum of 500,000 of its outstanding Ordinary shares, through an open-market transaction.

In June and October 2007, the Company authorized additional share repurchase programs involving the repurchase from time to time of Ordinary Shares for an aggregate purchase price not to exceed $10,000 each.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2007, the Company had purchased 928,697 of its outstanding Ordinary shares, at a weighted average price per share of $ 21.5 and for the total consideration of $19,986.

Such repurchases of Ordinary shares are accounted for as Treasury shares, and result in a reduction of shareholders' equity.

e.	Employee Share Option Plans:

Between 1993 and 2007, the Company implemented several Employee Share Options Plans ("the plans"). Total number of options authorized for grant under the plans amounted to 3,773,750. As of December 31, 2007, an aggregate of 434,174 options of the Company are available for future grants.

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

In January 2007, the Company’s board of directors approved an amendment to the Worldwide 2003 Share Option Plan pursuant to which the Company is authorized to grant to employees restricted share units (in addition to options to purchase shares initially authorized under the plan) in accordance with the terms of the plan. As of December 31, 2007 the Company has not yet granted to its employees restricted share units under the plan.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock option activity and related information for the year ended December 31, 2007, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2007	1,107,131	$11.63	7.27	$9,107
Granted	251,900	$21.26
Exercised	(102,699)	$7.05
Forfeited	(153,938)	$19.27

Outstanding at December 31,2007	1,102,394	$13.19	7.06	$14,264

Vested and expected to vest	990,964	$12.52	6.89	$13,491
Exercisable at December 31,2007	545,244	$7.06	5.42	$10,398

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2006 and 2007 was $ 10.04 and $ 10.28, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company ordinary shares on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007.

Total intrinsic value of options exercised for the twelve months ended December 31, 2006 and 2007 was $ 3,030 and $ 1,959 respectively. As of December 31, 2007, there was $ 1,979 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.51 years.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Cash received from exercise of options for the years ended December 31, 2005, 2006 and 2007 were approximately $ 485, $ 835 and $724 respectively.

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into exercise price categories, as follows:

	Options	Weighted		Options	Weighted average
	outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2007	life (years)	price	2007	exercisable

$ 1.20- 2.67	234,918	5.12	$1.72	234,918	$1.72
$ 3.50- 4.80	86,638	3.51	$4.29	86,638	$4.29
$ 8.51 - 8.52	103,388	5.98	$8.52	103,388	$8.52
$ 13.05- 15.50	109,000	7.40	$14.40	46,975	$14.61
$ 16.23 - 18.00	220,650	8.21	$17.42	17,900	$16.48
$ 20.50 - 24.27	347,800	8.75	$21.48	55,425	$21.86

	1,102,394		$13.19	545,244	$7.06

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. Based on its Board of Directors decision the Company does not intend to pay cash dividends in the foreseeable future.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENTS OF THE COMPANY AND RELATED INFORMATION

The Company has two reportable segments related to continuing operations. The Software Security Digital Rights Management (DRM) Division develops and markets the following products: HASP HL and HASP NET, hardware-based software security systems, HASP SRM and HASP SL, a software marketing, licensing and distribution platform. Both the software and the hardware products allow software publishers to manage licensing and distribution of their software theft and piracy.

The Enterprise Security Division develops and markets the USB-based eToken hardware and OTP (One Time Password) devices for user authentication and the eSafe line of content security solutions that protect PCs and networks against viruses, worms, spam and non-productive Internet-born content.

The segments are managed separately because each segment requires different technology and marketing strategies. The Software Security (DRM) Division and Enterprise Security Division include some international sales mainly to the United States, Europe, and Japan.

a.	The following present segment results of operations for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006		2007
Revenues from external customers:
Software security (DRM)	$56,578		$60,556		$66,097
Enterprise security	25,195		28,482		39,785

Consolidated revenues	$81,773		$89,038		$105,882
Gross profit:
Software security (DRM)	$46,708		$51,264		$54,352
Enterprise security	18,094		17,761		24,200

Consolidated gross profit	$64,802		$69,025		$78,552
Operating income:
Software security (DRM)	$20,501		$24,135		$25,066
Enterprise security	(7,951)		(10,929)		(11,155)

Consolidated operating income	$12,550	$	*)13,206	$	*)13,911
Depreciation and amortization:
Software security (DRM)	$1,176		$1,479		$1,675
Enterprise security	791		937		3,630

Consolidated depreciation and amortization	$1,967		$2,416		$5,305

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

*) The impact of the stock-based compensation expense related to employee stock options as follows:

	Year ended December 31,
	2006	2007

Software security (DRM)	$1,246	$377
Enterprise security	1,022	499

Total Stock-based compensation expense	$2,268	$876

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

	Year ended December 31,
	2005	2006	2007
Revenues from sales to unaffiliated customers:
Israel	$2,927	$4,306	$4,918
United States	26,789	23,426	23,833
Europe (excluding Germany)	21,471	26,725	34,269
Germany	17,129	19,702	24,839
Japan	9,345	8,354	7,437
APAC	1,577	4,751	8,506
Others	2,535	1,774	2,080

	$81,773	$89,038	$105,882
Long-lived assets:
Israel	$7,638	$12,385	$10,314
United States	2,605	2,567	2,558
Germany	210	359	612
Europe (excluding Germany)	2,048	1,875	1,706
Japan	260	239	208
Others	-	-	57

	$12,761	$17,425	$15,455

NOTE 15:- SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

c.	Total revenues from outside customers are distributed among the following product lines:

	Years ended December 31,
	2005	2006	2007

HASP tokens	$55,969	$60,299	$65,705
eSafe	11,162	12,166	14,654
eToken	14,032	16,316	25,131
Others	610	257	392

	$81,773	$89,038	$105,882
NOTE 16:- SELECTED STATEMENTS OF INCOME DATA

a.	Financial income, net:

	Years ended December 31,
	2005	2006	2007
Financial income:
Interest on marketable securities	$616	$1,384	$672
Interest	1,244	2,017	2,766
Gain from derivative instruments	456	35	185
Gain from marketable securities	-	183	679
Foreign currency transaction gains	-	-	155

	2,316	3,619	4,457
Financial expenses:
Impairment of available-for-sale marketable securities	(117)	-	-
Foreign currency transaction losses	(993)	(176)	-
Other	(168)	(203)	(183)

	(1,278)	(379)	(183)

	$1,038	$3,240	$4,274

b.	Related Party transactions:

	Years ended December 31,
	2005	2006	2007

Cost of revenues	$116	$158	$127

Research and development	8	20	395

The Company purchases certain components and certain research and development services from an affiliate.

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2005	2006	2007
1. Numerator:

Net income	$12,356	$14,031	$14,888
Numerator for basic and diluted net earnings per share	$12,356	$14,031	$14,888

2. Denominator:

Weighted average number of shares	13,899	14,596	14,257

Denominator for basic net earnings per share	13,899	14,596	14,257

Effect of dilutive securities:
Employee stock options	681	482	406

Denominator for diluted net earnings per share - adjusted weighted average shares, assuming exercise of options	14,580	15,078	14,663

ALADDIN KNOWLEDGE SYSTEMS LTD.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:- SUBSEQUENT EVENTS

On January 18th, 2008, the Company invested a total amount of $3,000, in Athena. Following the closing, the Company will increase its aggregate holdings in Athena to 38.8% of Athena's share capital.

Additionally, the Company received a certain purchase option that allows it to acquire the entire share capital of Athena from its current shareholders in 2011 for consideration to be based on Athena's performance in the year 2010.

Furthermore, in order to prevent a takeover of Athena before the Company’s purchase option comes into effect, the agreement provides that in the event that any other party offers to purchase the entire share capital of Athena at any time before the end of 2010, the Company shall have a right of first refusal to purchase all the shares of the other shareholders instead of such offeror, at a 20% discount. This right of first refusal will also apply to any offers by third parties to acquire any substantial part of the business, assets or intellectual property of Athena, including by way of merger.

The Company was also granted the right to appoint one director (out of five) to Athena's board.

Due to the above mentioned investment and related rights, the Company will consolidate Athena from the closing date of the additional investment based on the guidance of Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51”, as revised from FIN 46.

Athena is considered a Variable Interest Entity (“VIE”) since it lack’s sufficient equity to finance its planned activities without additional financial support. Further, the Company is considered the primary beneficiary of Athena’s operations as it shares most of the risks and rewards of Athena.

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ALADDIN EUROPE LTD

We have audited the accompanying balance sheets of Aladdin Europe Ltd ("the Company"), as of December 31, 2006 and 2007, and the related statements of operations and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

BLICK ROTHENBERG	12 York Gate
Chartered Accountants	Regent’s Park
Registered Auditors	London
NW1 4QS
27th March, 2008

EXHIBIT INDEX

1.1	Articles of Association, as amended, dated February 6, 2005 (1)

1.2	Memorandum of Association of the registrant. (2)(3)

4	Form of Indemnification Agreement between the registrant and each of the members of its board of directors and its officers. (4)

8	List of subsidiaries.*

11	Code of Ethics (4)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent letter from Kost, Forer, Gabbay & Kasierer *

15.2	Consent letter from Blick Rothenberg *

*Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-3, File No. 333-121361, as amended, filed with the Commission on March 8, 2005.

(2)	Incorporated by reference from our Registration Statement on Form F-1 File No. 33-67980, as amended, filed with the Commission on August 26, 1993.

(3)	English translation or summary from Hebrew original.

(4)	Incorporated by reference from our 2003 Annual Report on Form 20-F filed with the Commission on June 30, 2004.